GOODWIN PROCTER             Christopher E. Palmer      Goodwin Procter LLP
                            202.346.4253               Counselors at Law
                            cpalmer@                   901 New York Avenue, N.W.
                            goodwinprocter.com         Washington, D.C.  20001
                                                       T: 202.346.4000
                                                       F: 202.346.4444


                                 April 24, 2009


Via EDGAR

Sonny Oh, Esquire
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

      Re:    AXA Equitable Life Insurance Company
             Separate Account No. 49
             Accumulator Plus Contract
             Post-Effective Amendment No. 40 filed on Form N-4 (the "Amendment") File Nos. 811-07659 and 333-64749

Dear Sonny,

On behalf of AXA Equitable Life Insurance Company ("AXA Equitable" or the "Company"), we respond below to certain comments of the SEC staff on the above-referenced Amendment. We set forth each specific staff comment and then provide our response. We have attached a revised draft prospectus reflecting our responses and the product changes identified in our April 3, 2009 letter to the staff. The page reference numbers in the comments refer to the courtesy copy that we provided to the staff with the Amendment. The page reference numbers in the response refer to the attachment to this letter. As requested, we are responding to the comments set forth below before filing the further amendment, and we will respond to the other comments with the filing of that further amendment.

GENERAL

COMMENT 1

Please disclose to the staff whether there are any types of guarantees (e.g., as to any of the Company's guarantees under the contract or will the Company will be primarily responsible for paying out on any guarantees associated with the contract) or support agreements (e.g., pertaining to capitalization of the Company) with third parties.



LIBW/1707154.2

GOODWIN PROCTER


Sonny Oh, Esquire
April 24, 2009
Page 2


RESPONSE 1

The Company does not have any agreement with any third party providing a guarantee of the particular benefits or guarantees under the contracts. The Company, however, does have standard mortality reinsurance arrangements with reinsurance companies with respect to the Company's business generally. The Company remains primarily responsible for paying out on any benefits or guarantees associated with the contracts, regardless of such reinsurance. The Company does not have any agreement with any third party providing any commitment or guarantee of capital support for the Company.

COMMENT 2

In light of the anticipated effective date of this filing and the related post-effective amendment, please revise the note to clarify to which prospectus/registration statement the post-effective amendment relates to and disclose whether the post-effective amendment incorporates by reference any portion of that registration statement or whether the registrant will file any portion as needed.

RESPONSE 2

As explained in the note immediately following the cover page of the Amendment, the Amendment was filed solely to add the prospectus for the new version of the Accumulator contract. The Company has extended the proposed effective date of the Amendment, and this new version of the Accumulator contract covered by the prospectus will not be sold until a further post-effective amendment is filed under Rule 485(b), which will include a revised prospectus for this new version of the contract (including changes in response to staff comments and otherwise as reflected in the attached draft prospectus), the updated SAI (which will apply to this version of the Accumulator Plus contract, as well as the current versions of the Accumulator Plus contracts), and an updated Part C. To the extent necessary to clarify the contents of the further post-effective amendment, the Company will include an explanatory note after the cover page of that further post-effective amendment.

PROSPECTUS

COMMENT 3

The front cover page notes that all amounts under the contract must be allocated to "Options A or B." While the paragraph describes what those options are, for clarity, please consider stating in the beginning of the paragraph that there are significant investment restrictions imposed on all amounts invested under the contract.



LIBW/1707154.2
                                       2

GOODWIN PROCTER


Sonny Oh, Esquire
April 24, 2009
Page 3


RESPONSE 3

We added the following sentence to the beginning of the paragraph on the cover discussing Option A and Option B: "The Contract includes investment restrictions." We did not add the word "significant" because we do not believe that Options A and B are necessarily significant limitations. Even Option A includes a variety of allocation portfolios to which account value can be allocated. It would certainly be possible for a company to issue a contract offering only several allocation portfolios.

COMMENT 8

The prospectus notes in the GWBL section on page 50 that excessive withdrawals can adversely affect benefits under the program. Please note this in the GWBL section of the summary on page 11.

Please also highlight the second sentence of the GWBL section of summary in bold and disclose that all assets must be allocated to option A.

RESPONSE 8

We added the following sentence to the GWBL summary section on page 11: "Excess withdrawals can cause a significant reduction in your benefit." We highlighted what was the second sentence of the GWBL summary in the Amendment, which states that the benefit is available only on a conversion from the GMIB beginning on the contract date anniversary following age 80. We also disclosed in the summary section that assets must be allocated to Option A under GWBL. See page 11.

COMMENT 9 - FEE TABLE (PAGE 15)

COMMENT 9a

The preamble to the first fee table refers to fees and expenses you will pay if you "apply your cash value to certain payout options." Please clarify this in footnote 1.

RESPONSE 9a

We revised the second sentence of footnote 1 (now footnote 2) to read as follows: "The withdrawal charge percentage we use is determined by the contract year in which you make a withdrawal, surrender your contract to receive its cash value, or surrender your contract to apply your cash value to a non-life contingent annuity payout option." See page 17.



LIBW/1707154.2
                                       3

GOODWIN PROCTER


Sonny Oh, Esquire
April 24, 2009
Page 4


COMMENT 9b

Please disclose the range of premium taxes that may apply.

RESPONSE 9b

We added a new footnote 1 stating: "The current tax charge that might be imposed varies by jurisdiction and currently ranges from 0% to 3.5%."

COMMENT 9c

Please confirm applicability of footnote 6 to the Guaranteed minimum death benefit and the Guaranteed withdrawal benefit for life benefit charges.

RESPONSE 9c

Former footnote 6 (now footnote 9) relates only to the GMIB, GWBL and the Earnings enhancement benefit ("EEB") and therefore, we have deleted the reference to this footnote for the GMDB.

COMMENT 9d

Please note redundancy of footnote 9 with what is already disclosed in fee table.

RESPONSE 9d

We have deleted former footnote 9.

COMMENT 9e

Please provide footnotes to clarify the distinction between "Manual" and "Automatic" versions of the Guaranteed minimum death benefit and Guaranteed minimum income benefit, and consider revising the "Accumulator Plus at a Glance" summary to clarify the differences.

Please also clarify the references to the Manual and Automatic Guaranteed minimum death benefit in the parentheticals appearing in the Guaranteed minimum income benefit portion of the fee table.

RESPONSE 9e

We have replaced references to the "Manual" and "Automatic" versions of the Guaranteed minimum income benefit. The prospectus now references Guaranteed minimum income benefit



LIBW/1707154.2
                                       4

GOODWIN PROCTER


Sonny Oh, Esquire
April 24, 2009
Page 5


I--Asset Allocation, which provides that contract amounts will be allocated under Option A, and Guaranteed minimum income benefit II--Custom Selection, which provides that contract amounts may be allocated under Option A or Option
B. We have updated the "Accumulator Plus at a Glance" to reflect this distinction. See page 11.


COMMENT 9f

In lieu of providing cross-reference disclosure in the table after the GWBL charge information, please add such disclosure in a footnote to the table.

RESPONSE 9f

We have moved the cross-reference to a footnote. See page 17, footnote 10.

COMMENT 9g

For consistency, the disclosure in footnote 10 should be incorporated directly into the table as was provided for the Guaranteed minimum death and Guaranteed minimum income benefits. In the alternative, please disclose the maximum fees in the table while retaining footnote 10 with appropriate revisions.

RESPONSE 9g

The disclosure in former footnote 10 has been incorporated directly into the table.

COMMENT 9h

In the last sentence of the preamble preceding the portfolio operating expenses table on page 17, please revise the word "Trust" in the plural form. See defined term "Trusts" in the paragraph following the list of variable investment options on the front cover page.

RESPONSE 9h

We have eliminated the word "Trust" in that sentence, referring instead simply to the "prospectus for the Portfolio." See page 15.

COMMENT 9i

Please confirm that the examples on page 22 reflect the highest combination of applicable contract charges and, if necessary, revise the introductory narrative accordingly.



LIBW/1707154.2
                                       5

GOODWIN PROCTER


Sonny Oh, Esquire
April 24, 2009
Page 6

RESPONSE 9i

We confirm that the examples reflect the highest possible combination of contract charges.

COMMENT 10 - CONTRACT FEATURES AND BENEFITS (PAGE 25)

COMMENT 10a

Please clarify where footnote "*" to the table beginning on page 25 should appear in the table.

RESPONSE 10a

We have eliminated the footnote "*" because it is not applicable to this version of the Accumulator contract.

COMMENT 10b

In the second paragraph under "Owner and annuitant requirements" on page 29, if joint annuitants are no longer permitted in non-exchange sales, please specify this fact by revising the disclosure to indicate that joint annuitants are only permitted in exchange sales.

RESPONSE 10b

We have revised the section to state that joint annuitants are permitted only in exchange sales. See page 24.

COMMENT 12 - ALLOCATING YOUR CONTRIBUTIONS (PAGE 35)

Please confirm with the staff that all variable investment options identified in the prospectus as being available are in fact available through Option A and/or Option B.

RESPONSE 12

We confirm that the prospectus in the further amendment will include only variable investment options available through Option A and/or Option B.

COMMENT 15 - GUARANTEED MINIMUM DEATH BENEFIT AND GUARANTEED MINIMUM INCOME BENEFIT BASE (PAGE 39)

For clarity, please combine the subcaption and disclosure under each "5% Roll-Up to age 85" unless there were any differences between the calculation under the Automatic and Manual



LIBW/1707154.2
                                       6

GOODWIN PROCTER


Sonny Oh, Esquire
April 24, 2009
Page 7


Greater of enhanced benefits. For example, see subsequent subcaption and disclosure for "Annual Ratchet to age 85 benefit base."

RESPONSE 15

We have revised the disclosure and combined the subcaption and disclosure. See page 38.

COMMENT 16 - GUARANTEED MINIMUM INCOME BENEFIT (PAGE 42)

Please clearly disclose the difference between the "Automatic" and "Manual" versions of this feature including any relevant investment restrictions (see cover page) as well as why a contract owner would elect one over the other.

RESPONSE 16

We have replaced references to the "Manual" and "Automatic" versions of the Guaranteed minimum income benefit. The prospectus now references Guaranteed minimum income benefit I--Asset Allocation, which provides that contract amounts will be allocated under Option A, and Guaranteed minimum income benefit II--Custom Selection, which provides that contract amounts may be allocated under Option A or Option B. We have updated the prospectus, including the "Accumulator Plus at a Glance," to reflect this distinction.

COMMENT 17 - GUARANTEED MINIMUM DEATH BENEFIT (PAGE 46)

COMMENT 17a

Please reconcile the second to last sentence in the last paragraph preceding the bullet list on page 46 with the first sentence of the first full paragraph on the right side column of page 47.

RESPONSE 17a

We have revised the disclosure to clarify the relationship between dropping a Guaranteed minimum income benefit and an enhanced death benefit. See page 43.

COMMENT 17b

Please clarify the disclosure in the third paragraph following the first bullet point on page 47, i.e., replace "5%" with "Manual."



LIBW/1707154.2
                                       7

GOODWIN PROCTER


Sonny Oh, Esquire
April 24, 2009
Page 8


RESPONSE 17b

We have deleted the reference to the 5% Guaranteed minimum income benefit, and added the following sentence: "The `Greater of' GMDB II enhanced death benefit can only be elected if you also elect the Guaranteed minimum income benefit II - Custom Selection." See page 43.

COMMENT 18 - GUARANTEED ANNUAL WITHDRAWAL BENEFIT FOR LIFE ("GWBL") (PAGE 49)

COMMENT 18a

Please retain the second bullet point in the first bullet point list appearing on page 50. Otherwise, please explain to the staff why it is no longer applicable.

RESPONSE 18a

The bullet point is no longer applicable because the owner cannot elect GWBL until he or she is at least 80 years old and converts to the GMIB benefit to GWBL.

COMMENT 18b

Please clarify in the beginning of the section "Effect of Excess withdrawals" on page 60 that the effect of a pro-rata adjustment to deductions is to amplify the amount of the deduction for withdrawals when contract value is below the benefit base.

RESPONSE 18b

We believe the prospectus already addresses that point. In particular, the prospectus states: "If your account value is less than your GWBL benefit base (due, for example, to negative market performance), and Excess withdrawal, even one that is only slightly more than your Guaranteed annual withdrawal amount, can significantly reduce your GWBL benefit base and the Guaranteed annual withdrawal amount." See page 49.

COMMENT 18c

Please clarify the meaning of the first bullet point after the second paragraph under "Effect of Excess withdrawals" on page 60 and reconcile the second paragraph and ensuing bullet points with the example provided in the fourth paragraph.

RESPONSE 18c

We have revised the disclosure in the example to clarify and reconcile the example with the second paragraph and ensuing bullet points. See page 49.



LIBW/1707154.2
                                       8

GOODWIN PROCTER


Sonny Oh, Esquire
April 24, 2009
Page 9


COMMENT 18d

Please highlight the first sentence under "Automatic conversion" on page 61 and the first full sentence on page 50 in bold.

RESPONSE 18d

We have highlighted the two sentences. See pages 45 and 50.

COMMENT 18e

Given disclosure under "Subsequent contributions" on page 61, please retain applicable disclosure in the first footnote after the end of the chart on page 28.

RESPONSE 18e

We have revised the disclosure relating to subsequent contributions generally. See pages 1, 11, 21, 23, and 25.

COMMENT 18f

Please clarify what section the last sentence of the first paragraph under "Dollar cost averaging" on page 61 is referencing.

RESPONSE 18f

We have revised the sentence to identify the "Automatic conversion section," which immediately precedes the "Dollar cost averaging" section. See page 50.

COMMENT 18g

Please retain/include disclosure regarding the use of the rebalancing feature after the date of conversion, for example, see page 62.

RESPONSE 18g

At conversion, the contract owner's account value is subject to Option A, under which rebalancing is permitted. See pages 32 and 55.



LIBW/1707154.2
                                       9

GOODWIN PROCTER


Sonny Oh, Esquire
April 24, 2009
Page 10


COMMENT 18h

In the first paragraph under "How withdrawals affect your GWBL" and "Special rules for the Guaranteed withdrawal benefit for life" on page 74 please also include a cross-reference to "Effect of your account value falling to zero."

RESPONSE 18h

We have added a cross-reference.  See page 60.

COMMENT 19 - CHARGES AND EXPENSES (PAGE 79)

Please include the New York charge for the Annual Ratchet to age 85 on page 81 as provided in the fee table on page 15.

RESPONSE 19

We have added the charge as provided in the fee table. See page 67.

COMMENT 23

Please confirm that an appropriate representation pursuant to Rule 12h-7 under the Securities Exchange Act of 1934 (the "1934 Act") will be provided. See Release No. 33-8996 (January 8, 2009).

RESPONSE 23

Rule 12h-7, which is effective May 1, 2009, provides an exemption for issuers of certain securities from the duty under Section 15(d) of the 1934 Act to file 1934 Act reports with respect to certain registered securities provided certain conditions are met, including the requirement in Rule 12h-7(f) that the prospectus for the securities that contain a statement indicating that the issuer is relying on the exemption provided by the rule. No representation is required in the prospectus included in the Amendment because neither the Company nor the separate account are relying on Rule 12h-7. The separate account meets its 1934 Act reporting requirements through the filing of reports on Form N-SAR. With respect to the Company, we note both: (1) that we do not believe that the filing of a registration statement on Form N-4 triggers 1934 Act reporting for the Company (see, e.g., Rel. No. 33-8933, at n.80 (June 25, 2008) (proposing Rule 12h-7); and (2) that in any event the Company currently files 1934 Act reports for other reasons.

                                    * * * * *


LIBW/1707154.2
                                       10

GOODWIN PROCTER


Sonny Oh, Esquire
April 24, 2009
Page 11


The registrant will file with the Commission a letter including Tandy representations requested by the staff with the further amendment.

Please contact me with any questions on the Company's response to the staff's comments. We appreciate your assistance with this Amendment.


                                                     Yours truly,

                                                     /s/ Christopher E. Palmer

                                                     Christopher E. Palmer

CEP:am

cc:   Sun-Jin Moon, AXA Equitable



LIBW/1707154.2

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Accumulator(R) Plus(SM)

A combination variable and fixed deferred annuity contract

PROSPECTUS DATED ____, 2009


Please read and keep this Prospectus for future reference. It contains important information that you should know before purchasing or taking any other action under your contract. This Prospectus supersedes all prior prospectuses and supplements. You should read the prospectuses for each Trust, which contain important information about the portfolios.


--------------------------------------------------------------------------------

WHAT IS ACCUMULATOR(R) PLUS(SM)?

Accumulator(R) Plus(SM) is a deferred annuity contract issued by AXA Equitable Life Insurance Company. It provides for the accumulation of retirement savings and for income. The contract offers death benefit protection and a number of payout options. You invest to accumulate value on a tax-deferred basis in one or more of our variable investment options or the guaranteed interest option ("investment options").


This Prospectus is not your contract. Your contract and any endorsements, riders and data pages as identified in your contract are the entire contract between you and AXA Equitable and governs with respect to all features, benefits, rights and obligations. The description of the contract's provisions in this Prospectus is current as of the date of this Prospectus; however, because certain provisions may be changed after the date of this Prospectus in accordance with the contract, the description of the contract's provisions in this Prospectus is qualified in its entirety by the terms of the actual contract. The contract should be read carefully. You have the right to cancel the contract within a certain number of days after receipt of the contract. You should read this Prospectus in conjunction with any applicable supplements. The contract may not currently be available in all states. Certain features and benefits described in this Prospectus may vary in your state; all features and benefits may not be available in all contracts, in all states or from all selling broker-dealers. Please see Appendix VI later in this Prospectus for more information on state availability and/or variations of certain features and benefits. All optional features and benefits described in this Prospectus may not be available at the time you purchase the contract. We have the right to restrict availability of any optional feature or benefit. In addition, not all optional features and benefits may be available in combination with other optional features and benefits. We can refuse to accept any application or contribution from you at any time, including after you purchase the contract.
--------------------------------------------------------------------------------
 Variable investment options
--------------------------------------------------------------------------------
o AXA Balanced Strategy*               o EQ/Evergreen Omega
o AXA Conservative Growth Strategy*    o EQ/Intermediate Government Bond
o AXA Conservative Strategy*             Index**
o AXA Growth Strategy*                 o EQ/International Core PLUS
o AXA Moderate Growth Strategy*        o EQ/International Growth
o EQ/AllianceBernstein International   o EQ/JPMorgan Value Opportunities
o EQ/AllianceBernstein Small Cap       o EQ/Large Cap Core PLUS
  Growth                               o EQ/Large Cap Growth Index
o EQ/AXA Franklin Small Cap Value      o EQ/Large Cap Growth PLUS
  Core**                               o EQ/Large Cap Value Index
o EQ/AXA Franklin Templeton Founding   o EQ/Large Cap Value PLUS
  Strategy Core**                      o EQ/Lord Abbett Growth and Income
o EQ/AXA Templeton Growth Core**       o EQ/Lord Abbett Large Cap Core
o EQ/BlackRock Basic Value Equity      o EQ/Mid Cap Index
o EQ/BlackRock International Value     o EQ/Mid Cap Value PLUS
o EQ/Boston Advisors Equity Income     o EQ/Money Market
o EQ/Calvert Socially Responsible      o EQ/Oppenheimer Global
o EQ/Capital Guardian Growth           o EQ/Oppenheimer Main Street
o EQ/Capital Guardian Research           Opportunity
o EQ/Common Stock Index**              o EQ/Oppenheimer Main Street
o EQ/Core Bond Index**                   Small Cap
o EQ/Davis New York Venture            o EQ/Quality Bond PLUS
o EQ/Equity 500 Index                  o EQ/Small Company Index
--------------------------------------------------------------------------------
 Variable investment options
--------------------------------------------------------------------------------
o EQ/T. Rowe Price Growth Stock        o Multimanager Large Cap Growth
o EQ/UBS Growth and Income             o Multimanager Large Cap Value
o EQ/Van Kampen Comstock               o Multimanager Mid Cap Growth
o EQ/Van Kampen Mid Cap Growth         o Multimanager Mid Cap Value
o Multimanager Aggressive Equity       o Multimanager Small Cap Growth
o Multimanager Core Bond               o Multimanager Small Cap Value
o Multimanager International Equity    o Multimanager Technology
o Multimanager Large Cap Core Equity
--------------------------------------------------------------------------------
*    The "AXA Strategic Allocation" portfolios.

** This is the variable investment option's new name, effective on or before May 1, 2009. Please see "Portfolios of the Trusts" under "Contract features and benefits" later in this Prospectus for the variable investment option's former name.


Each variable investment option is a subaccount of Separate Account No. 49. Each variable investment option, in turn, invests in a corresponding securities portfolio ("Portfolio") of AXA Premier VIP Trust or the EQ Advisors Trust (the "Trusts"). Your investment results in a variable investment option will depend on the investment performance of the related Portfolio. At any time, we have the right to limit or terminate your contributions and allocations to any of the variable investment options and to limit the number of variable investment options which you may elect. The contract also includes a guaranteed interest option and an account for special money market dollar cost averaging.

The contract includes investment restrictions. You must allocate amounts under either Option A or Option B, which are discussed later in this Prospectus. Option A generally requires that 100% of your account value be invested in the AXA Strategic Allocation Portfolios, the EQ/Money Market Portfolio, the guaranteed interest option or the account for special money market dollar cost averaging. Option B permits allocation to additional variable investment options subject to certain category and percentage limitations. If you elect the Guaranteed minimum income benefit I--Asset Allocation ("GMIB I--Asset Allocation"), your contract will be restricted to Option A. If you don't elect a Guaranteed minimum income benefit or if you elect Guaranteed minimum income benefit II--Custom Selection ("GMIB II--Custom Selection"), you can choose either Option A or Option B. Because GMIB II--Custom Selection permits you to allocate amounts under either Option A or Option B, the fees associated with GMIB II--Custom Selection are higher than those associated with the GMIB I--Asset Allocation. See "Allocating your contributions" later in this Prospectus for more information on the requirements related to Options A and B.


The SEC has not approved or disapproved these securities or determined if this Prospectus is accurate or complete. Any representation to the contrary is a criminal offense. The contracts are not insured by the FDIC or any other agency. They are not deposits or other obligations of any bank and are not bank guaranteed. They are subject to investment risks and possible loss of principal.


                                                          X02650/Plus 9.0 Series

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TYPES OF CONTRACTS. We offer the contracts for use as:

o    A nonqualified annuity ("NQ") for after-tax contributions only.

o    An individual retirement annuity ("IRA"), either traditional IRA or Roth
     IRA.


o An annuity that is an investment vehicle for qualified defined contribution plans and certain qualified defined benefit plans ("QP").

o An Internal Revenue Code Section 403(b) Tax-Sheltered Annuity ("TSA") -- ("Rollover TSA") (Rollover and direct transfer contributions only; employer or plan approval required.)


A contribution of at least $10,000 is required to purchase a contract. We add an amount ("credit") to your contract with each contribution you make. Expenses for the contract may be higher than for a comparable contract without a credit. Over time, the amount of the credit may be more than offset by fees and charges associated with the credit.

A registration statement relating to this offering has been filed with the Securities and Exchange Commission ("SEC"). The statement of additional
information ("SAI") dated           , is part of the registration statement.
The SAI is available free of charge. You may request one by writing to our processing office at P.O. Box 1547, Secaucus, N.J. 07096-1547 or calling 1-800-789-7771. The SAI has been incorporated by this reference into this Prospectus. This Prospectus and the SAI can also be obtained from the SEC's website at www.sec.gov. The table of contents for the SAI appears at the back of this Prospectus.

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Contents of this Prospectus

--------------------------------------------------------------------------------
ACCUMULATOR(R) PLUS(SM)
--------------------------------------------------------------------------------
Index of key words and phrases                                               5
Who is AXA Equitable?                                                        7
How to reach us                                                              8
Accumulator(R) Plus(SM) at a glance -- key features                         10

--------------------------------------------------------------------------------
FEE TABLE                                                                   13
--------------------------------------------------------------------------------
Example                                                                     17
Condensed financial information                                             18



--------------------------------------------------------------------------------
1. CONTRACT FEATURES AND BENEFITS                                           19
--------------------------------------------------------------------------------
How you can purchase and contribute to your contract                        19
Owner and annuitant requirements                                            22
How you can make your contributions                                         22
What are your investment options under the contract?                        22
Portfolios of the Trusts                                                    24
Allocating your contributions                                               29
Credits                                                                     33
Guaranteed minimum death benefit and Guaranteed
     minimum income benefit base                                            34
Annuity purchase factors                                                    36
Guaranteed minimum income benefit                                           36
Adding the Guaranteed minimum income benefit after issue                    38
Dropping the Guaranteed minimum income benefit after issue                  39
Guaranteed minimum death benefit                                            39
Guaranteed withdrawal benefit for life ("GWBL")                             41
Dropping the Guaranteed withdrawal benefit for life after
     conversion                                                             47
Your right to cancel within a certain number of days                        47



--------------------------------------------------------------------------------
2. DETERMINING YOUR CONTRACT'S VALUE                                        49
--------------------------------------------------------------------------------
Your account value and cash value                                           49
Your contract's value in the variable investment options                    49
Your contract's value in the guaranteed interest option                     49
Insufficient account value                                                  49

----------------------
"We," "our," and "us" refer to AXA Equitable.

When we address the reader of this Prospectus with words such as "you" and "your," we mean the person who has the right or responsibility that the prospectus is discussing at that point. This is usually the contract owner.

When we use the word "contract" it also includes certificates that are issued under group contracts in some states.

                                                  Contents of this Prospectus  3

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--------------------------------------------------------------------------------
3. TRANSFERRING YOUR MONEY AMONG INVESTMENT OPTIONS                         50
--------------------------------------------------------------------------------
Transferring your account value                                             50
Disruptive transfer activity                                                50
Rebalancing your account value                                              51



--------------------------------------------------------------------------------
4. ACCESSING YOUR MONEY                                                     52
--------------------------------------------------------------------------------
Withdrawing your account value                                              52
How withdrawals are taken from your account value                           55
How withdrawals affect your Guaranteed minimum
     income benefit and Guaranteed minimum death benefit                    55
How withdrawals affect your GWBL                                            55
Withdrawals treated as surrenders                                           55
Loans under Rollover TSA contracts                                          56
Surrendering your contract to receive its cash value                        56
When to expect payments                                                     57
Your annuity payout options                                                 57



--------------------------------------------------------------------------------
5. CHARGES AND EXPENSES                                                     60
--------------------------------------------------------------------------------
Charges that AXA Equitable deducts                                          60
Charges that the Trusts deduct                                              63
Group or sponsored arrangements                                             64
Other distribution arrangements                                             64



--------------------------------------------------------------------------------
6. PAYMENT OF DEATH BENEFIT                                                 65
--------------------------------------------------------------------------------
Your beneficiary and payment of benefit                                     65
Beneficiary continuation option                                             67



--------------------------------------------------------------------------------
7. TAX INFORMATION                                                          70
--------------------------------------------------------------------------------
Overview                                                                    70
Buying a contract to fund a retirement arrangement                          70
Suspension of required minimum distributions for 2009                       70
Transfers among investment options                                          70
Taxation of nonqualified annuities                                          70
Individual retirement arrangements (IRAs)                                   73
Tax-sheltered annuity contracts (TSAs)                                      82
Federal and state income tax withholding and information
     reporting                                                              86
Special rules for contracts funding qualified plans                         87
Impact of taxes to AXA Equitable                                            87


--------------------------------------------------------------------------------
8. MORE INFORMATION                                                         88
--------------------------------------------------------------------------------
About Separate Account No. 49                                               88
About the Trusts                                                            88
About the general account                                                   88
About other methods of payment                                              89
Dates and prices at which contract events occur                             89
About your voting rights                                                    90
Statutory compliance                                                        90
About legal proceedings                                                     90
Financial statements                                                        90
Transfers of ownership, collateral assignments, loans
     and borrowing                                                          90
About Custodial IRAs                                                        91
Distribution of the contracts                                               91


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APPENDICES
--------------------------------------------------------------------------------
I    -- Condensed financial information                                    A-1
II   -- Purchase considerations for QP contracts                           B-1
III  -- Enhanced death benefit example                                     C-1
IV   -- Hypothetical illustrations                                         D-1
V    -- Earnings enhancement benefit example                               E-1
VI   -- State contract availability and/or variations
        of certain features and benefits                                   F-1

--------------------------------------------------------------------------------
STATEMENT OF ADDITIONAL INFORMATION
     TABLE OF CONTENTS
--------------------------------------------------------------------------------

4  Contents of this Prospectus

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Index of key words and phrases

--------------------------------------------------------------------------------

This index should help you locate more information on the terms used in this Prospectus.




                                                              Page
   4% Roll-Up to age 80 (GMIB I - Asset Allocation)             34
   4% Roll-Up to age 80 (GMIB II - Custom Selection)            34
   account value                                                49
   administrative charge                                        60
   annual administrative charge                                 60
   Annual Ratchet                                               45
   Annual Ratchet to age 80 enhanced death benefit              35
   annuitant                                                    19
   annuitization                                                57
   annuity maturity date                                        59
   annuity payout options                                       57
   annuity purchase factors                                     36
   automatic annual reset program                               35
   automatic customized reset program                           35
   AXA Strategic Allocation portfolios                       cover

   beneficiary                                                  65
   Beneficiary continuation option ("BCO")                      67
   benefit base                                                 42
   business day                                                 89
   cash value                                                   49
   charges for state premium and other applicable taxes         63
   contract date                                                22
   contract date anniversary                                    22
   contract year                                                22
   Contributions to Roth IRAs                                   79
      regular contributions                                     79
      rollovers and transfers                                   79
      conversion contributions                                  80
   contributions to traditional IRAs                            73
      regular contributions                                     73
      rollovers and transfers                                   75
   Conversion effective date                                    75
   Conversion transaction date                                  75
   credit                                                       33
   disability, terminal illness or confinement to nursing home  61
   disruptive transfer activity                                 50
   distribution charge                                          60
   Earnings Enhancement benefit                                 63
   Earnings Enhancement benefit charge                          63
   ERISA                                                        64
   Excess withdrawal                                            42
   Fixed-dollar option                                          32
   free look                                                    48
   free withdrawal amount                                       61
   general account                                              88
   General dollar cost averaging                                32
   GMIB addition date                                           38
   GMIB effective date                                          39
   GMIB effective date anniversary                              37
   guaranteed interest option                                   29
   Guaranteed minimum death benefit                             39
   Guaranteed minimum death benefit and Guaranteed
      minimum income benefit base                               34
   Guaranteed minimum income benefit                            36
   Guaranteed minimum income benefit "no lapse guarantee"       37
   Guaranteed minimum income benefit charge                     62
   Guaranteed withdrawal benefit for life ("GWBL")              41
   Guaranteed withdrawal benefit for life charge                41
   GWBL benefit base                                            42
   IRA                                                       cover
   IRS                                                          70
   Investment simplifier                                        32
   lifetime required minimum distribution withdrawals           53
   loan reserve account                                         56
   loans under Rollover TSA                                     56
   market timing                                                50
   Maturity date annuity payments                               59
   Mortality and expense risks charge                           60
   NQ                                                        cover
   one-time reset option                                        75
   Online Account Access                                         8
   partial withdrawals                                          52
   participant                                                  22
   Portfolio                                                 cover
   processing office                                             8
   QP                                                        cover
   Rebalancing                                                  51
   Rollover TSA                                              cover
   Roth IRA                                                  cover
   SAI                                                       cover
   SEC                                                       cover
   Separate Account No. 49                                      88
   Special money market dollar cost averaging                   31
   Standard death benefit                                       34
   substantially equal withdrawals                              53
   Spousal continuation                                         66
   Suspension of required minimum distributions for 2009        70
   systematic withdrawals                                       53
   TOPS                                                          8
   TSA                                                       cover
   traditional IRA                                           cover
   Trusts                                                       88
   unit                                                         49
   variable investment options                                  23
   wire transmittals and electronic applications                89
   withdrawal charge                                            61


                                               Index of key words and phrases  5

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To make this Prospectus easier to read, we sometimes use different words than in the contract or supplemental materials. This is illustrated below. Although we use different words, they have the same meaning in this Prospectus as in the contract or supplemental materials. Your financial professional can provide further explanation about your contract or supplemental materials.

 ---------------------------------------------------------------------------------------------
 Prospectus                               Contract or Supplemental Materials
 ---------------------------------------------------------------------------------------------
 variable investment options              Investment Funds
 account value                            Annuity Account Value
 unit                                     Accumulation Unit
 Guaranteed minimum death benefit         Guaranteed death benefit
 Guaranteed minimum income benefit        Guaranteed Income Benefit
 Guaranteed minimum income benefit        Excess withdrawal
   excess withdrawal
 guaranteed interest option               Guaranteed Interest Account
 Guaranteed withdrawal benefit for life   Guaranteed withdrawal benefit
 GWBL benefit base                        Guaranteed withdrawal benefit for life benefit base
 Guaranteed annual withdrawal amount      Guaranteed withdrawal benefit for life Annual
                                          withdrawal amount
 Excess withdrawal                        Guaranteed withdrawal benefit for life Excess
                                          withdrawal
 ---------------------------------------------------------------------------------------------

6 Index of key words and phrases

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Who is AXA Equitable?

--------------------------------------------------------------------------------

We are AXA Equitable Life Insurance Company ("AXA Equitable") (until 2004, The Equitable Life Assurance Society of the United States), a New York stock life insurance corporation. We have been doing business since 1859. AXA Equitable is an indirect, wholly-owned subsidiary of AXA Financial, Inc., a holding company, which is itself an indirect, wholly-owned subsidiary of AXA SA ("AXA"). AXA is a French holding company for an international group of insurance and related financial services companies. As the ultimate sole shareholder of AXA Equitable, and under its other arrangements with AXA Equitable and AXA Equitable's parent, AXA exercises significant influence over the operations and capital structure of AXA Equitable and its parent. AXA holds its interest in AXA Equitable through a number of other intermediate holding companies, including Oudinot Participations, AXA America Holdings, Inc. and AXA Equitable Financial Services, LLC. AXA Equitable is obligated to pay all amounts that are promised to be paid under the contracts. No company other than AXA Equitable, however, has any legal responsibility to pay amounts that AXA Equitable owes under the contracts.

AXA Financial, Inc. and its consolidated subsidiaries managed approximately $543.2 billion in assets as of December 31, 2008. For more than 100 years AXA Equitable has been among the largest insurance companies in the United States. We are licensed to sell life insurance and annuities in all fifty states, the District of Columbia, Puerto Rico, and the U.S. Virgin Islands. Our home office is located at 1290 Avenue of the Americas, New York, NY 10104.


                                                        Who is AXA Equitable?  7

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HOW TO REACH US

Please communicate with us at the mailing addresses listed below for the purposes described. Certain methods of contacting us, such as by telephone or electronically, may be unavailable or delayed. For example, our facsimile service may not be available at all times and/or we may be unavailable due to emergency closing. In addition, the level and type of service available may be restricted based on criteria established by us. In order to avoid delays in processing, please send your correspondence and check to the appropriate location, as follows:



--------------------------------------------------------------------------------
 FOR CORRESPONDENCE WITH CHECKS:
--------------------------------------------------------------------------------

FOR CONTRIBUTIONS SENT BY REGULAR MAIL:
     Accumulator(R) Plus(SM)
     P.O. Box 1577
     Secaucus, NJ 07096-1577

FOR CONTRIBUTIONS SENT BY EXPRESS DELIVERY:
     Accumulator(R) Plus(SM)
     500 Plaza Drive, 6th Floor
     Secaucus, NJ 07094


--------------------------------------------------------------------------------
 FOR CORRESPONDENCE WITHOUT CHECKS:
--------------------------------------------------------------------------------

FOR ALL OTHER COMMUNICATIONS (E.G., REQUESTS FOR TRANSFERS, WITHDRAWALS, OR REQUIRED NOTICES) SENT BY REGULAR MAIL:
     Accumulator(R) Plus(SM)
     P.O. Box 1547
     Secaucus, NJ 07096-1547


FOR ALL OTHER COMMUNICATIONS (E.G., REQUESTS FOR TRANSFERS, WITHDRAWALS, OR REQUIRED NOTICES) SENT BY EXPRESS DELIVERY:
     Accumulator(R) Plus(SM)
     500 Plaza Drive, 6th Floor
     Secaucus, NJ 07094

Your correspondence will be picked up at the mailing address noted above and delivered to our processing office. Your correspondence, however, is not considered received by us until it is received at our processing office. Where this Prospectus refers to the day when we receive a contribution, request, election, notice, transfer or any other transaction request from you, we mean the day on which that item (or the last thing necessary for us to process that item) arrives in complete and proper form at our processing office or via the appropriate telephone or fax number if the item is a type we accept by those means. There are two main exceptions: if the item arrives (1) on a day that is not a business day or (2) after the close of a business day, then, in each case, we are deemed to have received that item on the next business day. Our processing office is: 500 Plaza Drive, 6th Floor, Secaucus, New Jersey 07094.


--------------------------------------------------------------------------------
 REPORTS WE PROVIDE:
--------------------------------------------------------------------------------
o written confirmation of financial transactions and certain non-financial transactions, including addition of the Guaranteed minimum income benefit after contract issuance and termination of a systematic withdrawal option;

o statement of your contract values at the close of each calendar year and any calendar quarter in which there was a financial transaction; and


o annual statement of your contract values as of the close of the contract year, including notification of eligibility to exercise the Guaranteed minimum income benefit and/or the Roll-Up benefit base reset option and eligibility to convert the Guaranteed minimum income benefit to the Guaranteed withdrawal benefit for life at age 80.


--------------------------------------------------------------------------------
 TELEPHONE OPERATED PROGRAM SUPPORT ("TOPS") AND
 ONLINE ACCOUNT ACCESS SYSTEMS:
--------------------------------------------------------------------------------
TOPS is designed to provide you with up-to-date information via touch-tone telephone. Online Account Access is designed to provide this information through the Internet. You can obtain information on:

o    your current account value;

o    your current allocation percentages;

o    the number of units you have in the variable investment options;

o    the daily unit values for the variable investment options; and

o performance information regarding the variable investment options (not available through TOPS).

You can also:

o change your allocation percentages and/or transfer among the variable investment options (not available through TOPS for Option B transfers);

o    elect to receive certain contract statements electronically;

o    change your address (not available through TOPS);

o change your TOPS personal identification number ("PIN") (through TOPS only) and your Online Account Access password (through Online Account Access only); and

o    access Frequently Asked Questions and Service Forms (not available through
     TOPS).

TOPS and Online Account Access are normally available seven days a week, 24 hours a day. You may use TOPS by calling toll free 1-888-909-7770. If you are a client with AXA Advisors you may use Online Account Access by visiting our website at www.axaonline.com and logging in to access your account. All other clients may access Online Account Access by visiting our website at www.axa-equitable.com. Of course, for reasons beyond our control, these services may sometimes be unavailable.

We have established procedures to reasonably confirm that the instructions communicated by telephone or Internet are genuine. For example, we will require certain personal identification information before we will act on telephone or Internet instructions and we will provide written confirmation of your transfers. If we do not employ reasonable procedures to confirm the genuineness of telephone or Internet instructions, we may be liable for any losses arising out of any act or omission that constitutes negligence, lack of good faith, or will-


8  Who is AXA Equitable?

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ful misconduct. In light of our procedures, we will not be liable for following telephone or Internet instructions we reasonably believe to be genuine.

We reserve the right to limit access to these services if we determine that you engaged in a disruptive transfer activity, such as "market timing" (see "Disruptive transfer activity" in "Transferring your money among investment options" later in this Prospectus).


--------------------------------------------------------------------------------
 CUSTOMER SERVICE REPRESENTATIVE:
--------------------------------------------------------------------------------
You may also use our toll-free number (1-800-789-7771) to speak with one of our customer service representatives. Our customer service representatives are available on any business day from 8:30 a.m. until 5:30 p.m., Eastern Time.


WE REQUIRE THAT THE FOLLOWING TYPES OF COMMUNICATIONS BE ON SPECIFIC FORMS WE PROVIDE FOR THAT PURPOSE:

(1) authorization for telephone transfers by your financial professional (available only for contracts distributed through AXA Distributors);

(2)  conversion of a traditional IRA to a Roth IRA contract;

(3) requests for loans under Rollover TSA contracts (employer or plan approval required);

(4)  spousal consent for loans under Rollover TSA contracts;

(5) requests for withdrawals or surrenders from Rollover TSA contracts (employer or plan approval required) and contracts with the Guaranteed withdrawal benefit for life ("GWBL");

(6)  tax withholding elections;

(7)  election of the beneficiary continuation option;

(8)  IRA contribution recharacterizations;

(9)  Section 1035 exchanges;

(10) direct transfers and rollovers;

(11) exercise of the Guaranteed minimum income benefit;

(12) requests to reset your Roll-Up benefit base by electing one of the following: one-time reset option, automatic annual reset program or automatic customized reset program;

(13) requests to opt out of or back into the Annual Ratchet of the GWBL benefit base;

(14) death claims;

(15) change in ownership (NQ only, if available under your contract);

(16) requests for enrollment in either our Maximum payment plan or Customized payment plan under the GWBL;

(17) purchase by, or change of ownership to, a non natural owner;

(18) requests to collaterally assign your NQ contract;

(19) requests to drop the GWBL or add or drop the Guaranteed minimum income benefit;


(20) election to convert the Guaranteed minimum income benefit to the GWBL at age 80;

(21) requests to add a Joint life after conversion of the Guaranteed minimum income benefit to the GWBL at age 80; and

(22) requests to transfer, re-allocate, rebalance and change your future allocations (except that certain transactions may be permitted through TOPS and the Online Account Access systems).



WE ALSO HAVE SPECIFIC FORMS THAT WE RECOMMEND YOU USE FOR THE FOLLOWING TYPES OF REQUESTS:

(1)  beneficiary changes;

(2)  contract surrender and withdrawal requests;

(3) general dollar cost averaging (including the fixed dollar and interest sweep options); and

(4)  special money market dollar cost averaging.


TO CANCEL OR CHANGE ANY OF THE FOLLOWING, WE REQUIRE WRITTEN NOTIFICATION GENERALLY AT LEAST SEVEN CALENDAR DAYS BEFORE THE NEXT SCHEDULED TRANSACTION:

(1) dollar cost averaging (including the fixed dollar amount and interest sweep options);

(2)  special money market dollar cost averaging;

(3)  substantially equal withdrawals;

(4)  systematic withdrawals; and

(5)  the date annuity payments are to begin.


TO CANCEL OR CHANGE EITHER OF THE FOLLOWING, WE REQUIRE WRITTEN NOTIFICATION AT LEAST 30 CALENDAR DAYS PRIOR TO YOUR CONTRACT DATE ANNIVERSARY:

(1)  automatic annual reset program; and

(2)  automatic customized reset program.

You must sign and date all these requests. Any written request that is not on one of our forms must include your name and your contract number along with adequate details about the notice you wish to give or the action you wish us to take.


SIGNATURES:

The proper person to sign forms, notices and requests would normally be the owner. If there are joint owners, both must sign.


                                                        Who is AXA Equitable?  9

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Accumulator(R) Plus(SM) at a glance -- key features


----------------------------------------------------------------------------------------------

Professional investment   Accumulator(R) Plus(SM) variable investment options invest in
management                different Portfolios managed by professional investment advisers.
----------------------------------------------------------------------------------------------
Guaranteed interest       o Principal and interest guarantees.
option                    o Interest rates set periodically.
----------------------------------------------------------------------------------------------
Tax considerations        o No tax on earnings inside the contract until you make
                            withdrawals from your contract or receive annuity payments.
                          o No tax on transfers among variable investment options inside the contract.
                          --------------------------------------------------------------------
                          If you are purchasing or contributing to an annuity contract, which is an Individual Retirement Annuity (IRA) or
                          Tax Sheltered Annuity (TSA), or to fund an employer retirement plan (QP or Qualified Plan), you should be aware
                          that such annuities do not provide tax deferral benefits beyond those already provided by the Internal Revenue
                          Code for these types of arrangements. Before purchasing or contributing to one of these contracts, you should
                          consider whether its features and benefits beyond tax deferral meet your needs and goals. You may also want to
                          consider the relative features, benefits and costs of these annuities compared with any other investment that
                          you may use in connection with your retirement plan or
                          arrangement. Depending on your personal situation, the
                          contract's guaranteed benefits may have limited usefulness because of required minimum distributions ("RMDs").
----------------------------------------------------------------------------------------------
Guaranteed minimum        The Guaranteed minimum income benefit provides income protection
income benefit            for you during your life once you elect to
                          annuitize the contract by exercising the benefit. If you elect
                          GMIB I--Asset Allocation, your contract will be
                          restricted to Option A. If you elect GMIB II--Custom Selection, you may allocate amounts under either Option A
                          or Option B, and therefore, the fees associated with GMIB
                          II--Custom Selection are higher than those
                          associated with the GMIB I--Asset Allocation. If you do not elect to exercise the Guaranteed minimum income
                          benefit, this benefit will automatically convert to a Guaranteed withdrawal benefit for life as of the contract date
                          anniversary following age 80, unless you terminate the benefit.

                          The Guaranteed withdrawal benefit for life guarantees that you can take withdrawals up to a maximum amount
                          each contract year. The benefit is available only on a conversion from the Guaranteed minimum
                          income benefit on the contract date anniversary following age 80.
                          If you have not elected to exercise
                          the Guaranteed minimum income benefit as of the contract date anniversary following age 80, the Guaranteed
                          minimum income benefit will automatically convert to the
                          Guaranteed withdrawal benefit for life effective on
                          that date. Excess withdrawals can cause a significant reduction in your benefit. You will be restricted to Option A
                          under the Guaranteed withdrawal benefit for life.
----------------------------------------------------------------------------------------------
Contribution amounts      o Initial minimum:      $10,000

                          o Additional minimum:   $500 (NQ, QP and Rollover TSA contracts)
                                                  $50 (IRA contracts)

                          o No contributions after first contract year (other than QP contracts)
----------------------------------------------------------------------------------------------
                          o Maximum contribution limitations apply to all contracts.

                            In general, contributions are limited to $1.5 million under all
                            Accumulator(R) series with the same owner or
                            annuitant. Upon advance notice to you, we may exercise certain rights we have under the contract regarding
                            contributions, including our rights to (i) change minimum and maximum contribution requirements and
                            limitations, and (ii) discontinue acceptance of contributions.
                            Further, we may at any time exercise our rights to
                            limit or terminate your contributions and transfers to any of the variable investment options and to limit the
                            number of variable investment options which you may elect. For more information, please see "How you can
                            purchase and contribute to your contract" in "Contract features and benefits" later in this Prospectus.
----------------------------------------------------------------------------------------------


10 Accumulator(R) Plus(SM) at a glance -- key features

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------------------------------------------------------------------------------------------------------------------------------------
Credit                      We allocate your contributions to your account value. We allocate a credit to your account value at the same time that we allocate your contributions. The credit will apply to additional contribution amounts only to the extent that those amounts exceed total withdrawals from the contract. The amount of credit may be up to 5% of each contribution, depending on certain factors. The credit is subject to recovery by us in certain limited circumstances.
------------------------------------------------------------------------------------------------------------------------------------
Access to your money        o Partial withdrawals
                            o Several withdrawal options on a periodic basis
                            o Loans under Rollover TSA contracts (employer or plan approval required)
                            o Contract surrender
                            o Maximum payment plan (only under contracts with GWBL)
                            o Customized payment plan (only under contracts with GWBL)
                            You may incur a withdrawal charge for certain withdrawals or if you surrender your contract. You may also incur income tax and a tax penalty. Certain withdrawals will diminish the value of optional benefits.
------------------------------------------------------------------------------------------------------------------------------------
Payout options              o Fixed annuity payout options
                            o Variable Immediate Annuity payout options (described in a separate prospectus for that option)
                            o Income Manager(R) payout options (described in a separate prospectus for that option)
------------------------------------------------------------------------------------------------------------------------------------
Additional features         o Guaranteed minimum death benefit options
                            o Dollar cost averaging
                            o Automatic quarterly account value rebalancing (Option B only)
                            o Free transfers
                            o Waiver of withdrawal charge for disability, terminal illness, confinement to a nursing home and certain other withdrawals
                            o Earnings enhancement benefit, an optional death benefit available under certain contracts
                            o Option to add or drop the Guaranteed minimum income benefit after issue
                            o Option to drop the Guaranteed withdrawal benefit for life after conversion
                            o Spousal continuation
                            o Beneficiary continuation option (IRA and NQ only)
                            o Roll-Up benefit base reset
------------------------------------------------------------------------------------------------------------------------------------
Fees and charges            Please see "Fee table" later in this section for complete details.
------------------------------------------------------------------------------------------------------------------------------------

Owner and annuitant issue   NQ: 0-70
ages                        Traditional IRA, Roth IRA, QP (Defined Contribution and Defined Benefit) and Rollover TSA: 20-70
------------------------------------------------------------------------------------------------------------------------------------



The table above summarizes only certain current key features and benefits of the contract. The table also summarizes certain current limitations, restrictions and exceptions to those features and benefits that we have the right to impose under the contract and that are subject to change in the future. In some cases, other limitations, restrictions and exceptions may apply. The contract may not currently be available in all states. Certain features and benefits described in this Prospectus may vary in your state; all features and benefits may not be available in all contracts, in all states or from all selling broker-dealers. Please see Appendix VI later in this Prospectus for more information on state availability and/or variations of certain features and benefits.

For more detailed information, we urge you to read the contents of this Prospectus, as well as your contract. This Prospectus is not your contract. Your contract and any endorsements, riders and data pages are the entire contract between you and AXA Equitable and governs with respect to all features, benefits, rights and obligations. The contract should be read carefully before investing. This Prospectus provides a description of all material provisions of the contract. Please feel free to speak with your financial professional, or call us, if you have any questions. If for any reason you are not satisfied with your contract, you may return it to us for a refund within a certain number of days. Please see "Your right to cancel within a certain number of days" later in this Prospectus for additional information.



                          Accumulator(R) Plus(SM) at a glance -- key features 11

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OTHER CONTRACTS

We offer a variety of fixed and variable annuity contracts. They may offer features, including investment options, credits, fees and/or charges that are different from those in the contracts offered by this Prospectus. Not every contract is offered through every selling broker-dealer. Some selling broker-dealers may not offer and/or limit the offering of certain features or options, as well as limit the availability of the contracts, based on issue age or other criteria established by the selling broker-dealer. Upon request, your financial professional can show you information regarding other AXA Equitable annuity contracts that he or she distributes. You can also contact us to find out more about the availability of any of the AXA Equitable annuity contracts.

You should work with your financial professional to decide whether an optional benefit is appropriate for you based on a thorough analysis of your particular insurance needs, financial objectives, investment goals, time horizons and risk tolerance.


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Fee table

--------------------------------------------------------------------------------

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the contract. Each of the charges and expenses is more fully described in "Charges and expenses" later in this Prospectus.


The first table describes fees and expenses that you will pay at the time you surrender the contract or if you make certain withdrawals or apply your cash value to certain payout options or if you purchase a Variable Immediate Annuity. Charges designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state, may also apply.(1)



------------------------------------------------------------------------------------------------------------------------------------
 Charges we deduct from your account value at the time you request certain transactions
------------------------------------------------------------------------------------------------------------------------------------
Maximum withdrawal charge as a percentage of contributions with-
drawn(2) (deducted if you surrender your contract, make certain
withdrawals, or apply your cash value to certain payout options).                           8.00%

Charge if you elect a variable payout option upon annuitization (which
is described in a separate prospectus for that option)                                      $350
------------------------------------------------------------------------------------------------------------------------------------

The next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including the underlying trust portfolio fees and expenses.
------------------------------------------------------------------------------------------------------------------------------------
 Charges we deduct from your account value on each contract date anniversary
------------------------------------------------------------------------------------------------------------------------------------
Maximum annual administrative charge(3)
   If your account value on a contract date anniversary is less than
   $50,000(4)                                                                               $30

   If your account value on a contract date anniversary is $50,000
   or more                                                                                  $0
------------------------------------------------------------------------------------------------------------------------------------
 Charges we deduct from your variable investment options expressed as an annual percentage of daily net assets(5)
------------------------------------------------------------------------------------------------------------------------------------
SEPARATE ACCOUNT ANNUAL EXPENSES:

Mortality and expense risks                                                                 0.95%(6)
Administrative                                                                              0.35%
Distribution                                                                                0.25%
                                                                                            -----
Total Separate account annual expenses                                                      1.55%
------------------------------------------------------------------------------------------------------------------------------------
 Charges we deduct from your account value each year if you elect any of the following optional benefits
------------------------------------------------------------------------------------------------------------------------------------
Guaranteed minimum death benefit charge (Calculated as a
percentage of the applicable benefit base(7). Deducted annually(8) on each contract date anniversary for which the benefit is in effect.)
   Standard death benefit                                                                   0.00%
   Annual Ratchet to age 80                                                                 0.25%
   Annual Ratchet to age 80 (New York and Washington)                                       0.30%
   Greater of 4% Roll-Up to age 80 or Annual Ratchet to age 80 ("Greater of" GMDB I)
    (only available if you also elect Guaranteed minimum income
    benefit I - Asset Allocation)                                                           0.80%

    If you elect to reset the Roll-Up benefit base, we reserve the

    right to increase your charge up to:                                                    0.95%

   Greater of 4% Roll-Up to age 80 or Annual Ratchet to age 80 ("Greater of" GMDB II)
    (only available if you also elect Guaranteed minimum income
    benefit II - Custom Selection)                                                          1.00%

    If you elect to reset the Roll-Up benefit base, we reserve the
    right to increase your charge up to:                                                    1.15%
------------------------------------------------------------------------------------------------------------------------------------


                                                                    Fee table 13

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------------------------------------------------------------------------------------------------------------------------------------
Guaranteed minimum income benefit charge(9) (Calculated as a percentage of the applicable benefit base(7). Deducted annually(8) on each contract date anniversary for which the benefit is in effect.)
   If you elect Guaranteed minimum income benefit I - Asset
   Allocation                                                          0.80%

    If you elect to reset the Roll-Up benefit base, we reserve the
    right to increase your charge up to:                               1.10%

   If you elect Guaranteed minimum income benefit II - Custom
   Selection                                                           1.00%

    If you elect to reset the Roll-Up benefit base, we reserve the
    right to increase your charge up to:                               1.30%
------------------------------------------------------------------------------------------------------------------------------------
Earnings enhancement benefit charge(9) (Calculated as a percent-
age of the account value. Deducted annually(4) on each contract date
anniversary for which the benefit is in effect.)                       0.35%
------------------------------------------------------------------------------------------------------------------------------------
Guaranteed withdrawal benefit for life benefit charge(9)(10) (Available only     Conversion from Guaran-     Conversion from Guaran-
upon conversion of the Guaranteed minimum income benefit and calculated as a     teed minimum income         teed minimum income
percentage of the GWBL benefit base(7) deducted annually(8) on each contract     benefit I - Asset Alloca-   benefit II - Custom
date anniversary for which the benefit is in effect.)                            tion -- 0.80%(11)           Selection -- 1.00%(11)

If your GWBL benefit base ratchets, we reserve the right to increase your
charge up to:                                                                    1.10%                       1.30%
------------------------------------------------------------------------------------------------------------------------------------
Net loan interest charge -- Rollover TSA contracts only (Calculated and
deducted daily as a percentage of the outstanding loan amount.)                  2.00%(12)

You also bear your proportionate share of all fees and expenses paid by a
"Portfolio" that corresponds to any variable investment option you are using.
This table shows the lowest and highest total operating expenses charged by any of the Portfolios that you will pay periodically during the time that you own the contract. These fees and expenses are reflected in the Portfolio's net asset value each day. Therefore, they reduce the investment return of the
Portfolio and the related variable investment option. Actual fees and expenses are likely to fluctuate from year to year. More detail concerning each
Portfolio's fees and expenses is contained in the prospectus for the Portfolio.
------------------------------------------------------------------------------------------------------------------------------------
 Portfolio operating expenses expressed as an annual percentage of daily net assets(5)
------------------------------------------------------------------------------------------------------------------------------------
Total Annual Portfolio Operating Expenses for 2008 (expenses that are deducted   Lowest                      Highest
from Portfolio assets including management fees, 12b-1 fees, service fees,
and/or other expenses)(13)                                                       0.64%                       2.04%



14 Fee table

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This table shows the fees and expenses for 2008 as an annual percentage of each Portfolio's daily average net assets.



------------------------------------------------------------------------------------------------------------------------------------
                                                                                       Acquired    Total
                                                                                      Fund Fees    Annual                   Net
                                                                                         and      Expenses    Fee Waiv-    Annual
                                                                                       Expenses    (Before   ers and/or   Expenses
                                                  Manage-                              (Under-     Expense     Expense      After
                                                   ment       12b-1      Other       lying Port-   Limita-   Reimburse-    Expense
 Portfolio Name                                  Fees(14)   Fees(15)   Expenses(16)  folios)(17)   tions)     ments(18)  Limitations
------------------------------------------------------------------------------------------------------------------------------------
 AXA Premier VIP Trust:
------------------------------------------------------------------------------------------------------------------------------------
Multimanager Aggressive Equity                      0.59%      0.25%        0.16%           --        1.00%         --        1.00%
Multimanager Core Bond                              0.53%      0.25%        0.18%           --        0.96%       0.00%       0.96%
Multimanager International Equity                   0.82%      0.25%        0.21%           --        1.28%         --        1.28%
Multimanager Large Cap Core Equity                  0.69%      0.25%        0.21%           --        1.15%         --        1.15%
Multimanager Large Cap Growth                       0.75%      0.25%        0.24%           --        1.24%         --        1.24%
Multimanager Large Cap Value                        0.72%      0.25%        0.20%           --        1.17%         --        1.17%
Multimanager Mid Cap Growth                         0.80%      0.25%        0.20%           --        1.25%         --        1.25%
Multimanager Mid Cap Value                          0.80%      0.25%        0.19%           --        1.24%         --        1.24%
Multimanager Small Cap Growth                       0.85%      0.25%        0.24%           --        1.34%         --        1.34%
Multimanager Small Cap Value                        0.85%      0.25%        0.19%           --        1.29%         --        1.29%
Multimanager Technology                             0.95%      0.25%        0.22%         0.01%       1.43%         --        1.43%
------------------------------------------------------------------------------------------------------------------------------------
 EQ Advisors Trust:
------------------------------------------------------------------------------------------------------------------------------------
AXA Balanced Strategy Allocation                    0.10%      0.25%        0.25%         0.62%       1.22%      (0.17)%      1.05%
AXA Conservative Growth Strategy Allocation         0.10%      0.25%        0.25%         0.60%       1.20%      (0.20)%      1.00%
AXA Conservative Strategy Allocation                0.10%      0.25%        0.25%         0.56%       1.16%      (0.21)%      0.95%
AXA Growth Strategy Allocation                      0.10%      0.25%        0.25%         0.65%       1.25%      (0.15)%      1.10%
AXA Moderate Growth Strategy Allocation             0.10%      0.25%        0.25%         0.63%       1.23%      (0.13)%      1.10%
EQ/AllianceBernstein International                  0.73%      0.25%        0.17%           --        1.15%       0.00%       1.15%
EQ/AllianceBernstein Small Cap Growth               0.75%      0.25%        0.14%           --        1.14%         --        1.14%
EQ/AXA Franklin Small Cap Value Core                0.70%      0.25%        0.23%           --        1.18%       0.00%       1.18%
EQ/AXA Franklin Templeton Founding Strategy Core    0.05%      0.25%        0.19%         0.91%       1.40%      (0.09)%      1.31%
EQ/AXA Templeton Growth Core                        0.70%      0.25%        0.22%           --        1.17%       0.00%       1.17%
EQ/BlackRock Basic Value Equity                     0.56%      0.25%        0.12%           --        0.93%         --        0.93%
EQ/BlackRock International Value                    0.83%      0.25%        0.20%           --        1.28%       0.00%       1.28%
EQ/Boston Advisors Equity Income                    0.75%      0.25%        0.17%           --        1.17%      (0.12)%      1.05%
EQ/Calvert Socially Responsible                     0.65%      0.25%        0.24%           --        1.14%       0.00%       1.14%
EQ/Capital Guardian Growth                          0.65%      0.25%        0.15%           --        1.05%      (0.10)%      0.95%
EQ/Capital Guardian Research                        0.65%      0.25%        0.12%           --        1.02%      (0.05)%      0.97%
EQ/Common Stock Index                               0.35%      0.25%        0.11%           --        0.71%         --        0.71%
EQ/Core Bond Index                                  0.35%      0.25%        0.11%           --        0.71%         --        0.71%
EQ/Davis New York Venture                           0.85%      0.25%        0.15%           --        1.25%         --        1.25%
EQ/Equity 500 Index                                 0.25%      0.25%        0.14%           --        0.64%         --        0.64%
EQ/Evergreen Omega                                  0.65%      0.25%        0.25%           --        1.15%       0.00%       1.15%
EQ/Intermediate Government Bond Index               0.35%      0.25%        0.14%           --        0.74%         --        0.74%
EQ/International Core PLUS                          0.60%      0.25%        0.27%         0.06%       1.18%      (0.02)%      1.16%
EQ/International Growth                             0.85%      0.25%        0.27%           --        1.37%         --        1.37%
EQ/JPMorgan Value Opportunities                     0.60%      0.25%        0.16%           --        1.01%      (0.01)%      1.00%
EQ/Large Cap Core PLUS                              0.50%      0.25%        0.27%         0.03%       1.05%      (0.05)%      1.00%
EQ/Large Cap Growth Index                           0.35%      0.25%        0.13%           --        0.73%         --        0.73%
EQ/Large Cap Growth PLUS                            0.51%      0.25%        0.23%           --        0.99%       0.00%       0.99%
EQ/Large Cap Value Index                            0.35%      0.25%        0.17%           --        0.77%         --        0.77%
EQ/Large Cap Value PLUS                             0.49%      0.25%        0.13%           --        0.87%       0.00%       0.87%
EQ/Lord Abbett Growth and Income                    0.65%      0.25%        0.20%           --        1.10%      (0.10)%      1.00%
EQ/Lord Abbett Large Cap Core                       0.65%      0.25%        0.22%           --        1.12%      (0.12)%      1.00%
EQ/Mid Cap Index                                    0.35%      0.25%        0.12%           --        0.72%         --        0.72%
EQ/Mid Cap Value PLUS                               0.55%      0.25%        0.22%         0.03%       1.05%       0.00%       1.05%
EQ/Money Market                                     0.30%      0.25%        0.17%           --        0.72%         --        0.72%
EQ/Oppenheimer Global                               0.95%      0.25%        0.42%           --        1.62%      (0.27)%      1.35%
EQ/Oppenheimer Main Street Opportunity              0.85%      0.25%        0.94%           --        2.04%      (0.74)%      1.30%
EQ/Oppenheimer Main Street Small Cap                0.90%      0.25%        0.86%           --        2.01%      (0.71)%      1.30%
EQ/Quality Bond PLUS                                0.40%      0.25%        0.19%           --        0.84%         --        0.84%
EQ/Small Company Index                              0.25%      0.25%        0.20%           --        0.70%         --        0.70%
EQ/T. Rowe Price Growth Stock                       0.80%      0.25%        0.16%           --        1.21%      (0.01)%      1.20%
EQ/UBS Growth and Income                            0.75%      0.25%        0.19%           --        1.19%      (0.14)%      1.05%
EQ/Van Kampen Comstock                              0.65%      0.25%        0.17%           --        1.07%      (0.07)%      1.00%
EQ/Van Kampen Mid Cap Growth                        0.70%      0.25%        0.17%           --        1.12%      (0.02)%      1.10%
------------------------------------------------------------------------------------------------------------------------------------



                                                                    Fee table 15

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                           www.axa-equitable.com/green


Notes:


(1) The current tax charge that might be imposed varies by jurisdiction and currently ranges from 0% to 3.5%.

(2) Deducted upon a withdrawal of amounts in excess of the 10% free withdrawal amount, if applicable.



     The withdrawal charge percentage we use is determined by the contract year in which you    Contract
     make a withdrawal, surrender your contract to receive its cash value, or surrender your    Year
     contract to apply your cash value to a non-life contingent annuity payout option. For      1..........8.00%
     each contribution, we consider the contract year in which we receive that                  2..........8.00%
     contribution to be "contract year 1")                                                      3..........7.00%
                                                                                                4..........7.00%
                                                                                                5..........6.00%
                                                                                                6..........5.00%
                                                                                                7..........4.00%
                                                                                                8..........3.00%
                                                                                                9..........2.00%
                                                                                                10+........0.00%



(3) If the contract is surrendered or annuitized, or a death benefit is paid on any date other than the contract date anniversary, we will deduct a pro rata portion of the charge for that year.


(4) During the first two contract years this charge, if applicable, is equal to the lesser of $30 or 2% of your account value. Thereafter, if applicable, the charge is $30 for each contract year.


(5) Daily net assets is the sum of the value of the amounts invested in all your portfolios before we deduct applicable contract charges, which are set forth in the tables above.

(6) These charges compensate us for certain risks we assume and expenses we incur under the contract. They also compensate us for the expense associated with the credit. We expect to make a profit from these charges.


(7) The benefit base is not an account value or cash value. If you elect the Guaranteed minimum income benefit and/or the Guaranteed minimum death benefit at issue, your initial benefit base is equal to your initial contributions to your contract. Your initial benefit base does not include the Credit. Subsequent adjustments to the applicable benefit base may result in a benefit base that is significantly different from your total contributions or account value. See "Guaranteed minimum income benefit and Guaranteed minimum death benefit base" and "GWBL benefit base" in "Contract features and benefits" later in this Prospectus.


(8) If the contract is surrendered or annuitized, or a death benefit is paid, or the benefit is dropped (if applicable), on any date other than the contract date anniversary, we will deduct a pro rata portion of the charge for that year.



(9) If you elect the Earnings enhancement benefit at issue, and your Guaranteed minimum income benefit then converts to the Guaranteed withdrawal benefit for life, the Earnings enhancement benefit will continue in force after conversion, although it may be adversely affected by withdrawals under the Guaranteed withdrawal benefit for life.


(10) Please see "Guaranteed withdrawal benefit for life ("GWBL")" in "Contract features and benefits" for more information about this feature, including its benefit base and the Annual Ratchet provision, and "Guaranteed withdrawal benefit for life benefit charge" in "Charges and expenses," both later in this Prospectus.


(11) This assumes that the Guaranteed minimum income benefit charge does not increase before any conversion to the Guaranteed withdrawal benefit for life. If it did, the charge would equal the Guaranteed minimum income benefit charge percentage at the time of conversion, which could be as high as 1.10% for Guaranteed minimum income benefit I - Asset Allocation and 1.30% for Guaranteed minimum income benefit II - Custom Selection.


(12) We charge interest on loans under Rollover TSA contracts but also credit you interest on your loan reserve account. Our net loan interest charge is determined by the excess between the interest rate we charge over the interest rate we credit. See "Loans under Rollover TSA contracts" later in this Prospectus for more information on how the loan interest is calculated and for restrictions that may apply.


(13) "Total Annual Portfolio Operating Expenses" are based, in part, on estimated amounts for options added during the fiscal year 2008 and for the underlying portfolios.

(14) The management fees for each Portfolio cannot be increased without a vote of that Portfolio's shareholders. See footnote (17) for any expense limitation agreement information.

(15) The maximum annual distribution and/or service (12b-1) fee for the Portfolio's Class IB shares is 0.50% of the average daily net assets attributable to the Portfolio's Class IB shares. Under an arrangement approved by the Trust's Board of Trustees, the distribution and/or service (12b-1) fee currently is limited to 0.25% of the average daily net assets attributable to the Portfolio's Class IB shares. This arrangement will be in effect at least until April 30, 2010.


(16) Other expenses shown are those incurred in 2008. The amounts shown as "Other Expenses" will fluctuate from year to year depending on actual expenses. See footnote (17) for any expense limitation agreement information.


(17) Each of these variable investment options invests in a corresponding Portfolio of one of the Trusts or other unaffiliated investment companies. Each Portfolio, in turn, invests in shares of other Portfolios of the Trusts and/or shares of unaffiliated portfolios ("the underlying portfolios"). Amounts shown reflect each Portfolio's pro rata share of the fees and expenses of the underlying portfolios in which it invests. A "--" indicates that the listed Portfolio does not invest in underlying portfolios.


(18) The amounts shown reflect any fee waivers and/or expense reimbursements that applied to each Portfolio. A "--" indicates that there is no expense limitation in effect. "0.00%" indicates that the expense limitation arrangement did not result in a fee waiver reimbursement. AXA Equitable, the investment manager of AXA Premier VIP Trust and EQ Advisors Trust, has entered into expense limitation agreements with respect to certain Portfolios, which are effective through April 30, ____ (unless the Board of Trustees, including a majority of the independent directors, of AXA Premier VIP Trust or EQ Advisors Trust, as applicable, consents to an earlier revision or termination of this arrangement). For the Portfolios marked with an asterisk (*), the expense limitation agreements are effective through April 30, 2010, subject to the same provisions regarding earlier revision or termination. Under these agreements, AXA Equitable has agreed to waive or limit its fees and assume other expenses of certain Portfolios, if necessary, in an amount that limits each affected Portfolio's Total Annual Expenses (exclusive of interest, taxes, brokerage commissions, capitalized expenditures, expenses of the underlying portfolios in which the Portfolio invests and extraordinary expenses) to not more than the amounts specified in the agreements. Therefore, each Portfolio may at a later date make a reimbursement to AXA Equitable for any of the management fees waived or limited and other expenses assumed and paid by AXA Equitable pursuant to the expense limitation agreements provided that the Portfolio's current annual operating expenses do not exceed the operating expense limit determined for such Portfolio. See the Prospectus for each applicable underlying Trust for more information about the arrangements. In addition, a portion of the brokerage commissions of certain portfolios of AXA Premier VIP Trust and EQ Advisors Trust is used to reduce the applicable Portfolio's expenses. If the above table reflected both the expense limitation arrangements plus the portion of the brokerage commissions used to reduce Portfolio expenses, the net expenses would be as shown in the table below:



     -------------------------------------------
     Portfolio Name
     -------------------------------------------
     Multimanager Aggressive Equity       0.98%
     -------------------------------------------
     Multimanager Large Cap Core Equity   1.14%
     -------------------------------------------
     Multimanager Large Cap Growth        1.15%
     -------------------------------------------
     Multimanager Large Cap Value         1.15%
     -------------------------------------------
     Multimanager Mid Cap Growth          1.15%
     -------------------------------------------
     Multimanager Small Cap Growth        1.29%
     -------------------------------------------


16 Fee table

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   ---------------------------------------------
   Portfolio Name
   ---------------------------------------------
   Multimanager Small Cap Value            1.23%
   ---------------------------------------------
   Multimanager Technology                 1.42%
   ---------------------------------------------
   EQ/AllianceBernstein Small Cap Growth   1.12%
   ---------------------------------------------
   EQ/Capital Guardian Growth              0.94%
   ---------------------------------------------
   EQ/Capital Guardian Research            0.96%
   ---------------------------------------------
   EQ/Davis New York Venture               1.22%
   ---------------------------------------------
   EQ/Evergreen Omega                      1.13%
   ---------------------------------------------
   EQ/International Core PLUS              1.14%
   ---------------------------------------------
   EQ/Lord Abbett Growth and Income        0.98%
   ---------------------------------------------
   EQ/Lord Abbett Large Cap Core           0.99%
   ---------------------------------------------
   EQ/Mid Cap Value PLUS                   1.04%
   ---------------------------------------------
   EQ/UBS Growth and Income                1.03%
   ---------------------------------------------
   EQ/Van Kampen Comstock                  0.98%
   ---------------------------------------------
   EQ/Van Kampen Mid Cap Growth            1.08%
   ---------------------------------------------


EXAMPLE

This example is intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include contract owner transaction expenses, contract fees, separate account annual expenses, and underlying trust fees and expenses (including the underlying portfolio fees and expenses).


The example below shows the expenses that a hypothetical contract owner (who has elected the enhanced death benefit that provides for the "Greater of" GMDB II and the Earnings enhancement benefit with the Guaranteed minimum income benefit II - Custom Selection) would pay in the situations illustrated. The example uses an average annual administrative charge based on the charges paid in 2008, which results in an estimated administrative charge of 0.____% of contract value.


The guaranteed interest option and the account for special money market dollar cost averaging are not covered by the example. However, the annual administrative charge, the withdrawal charge, the charge for any optional benefits and the charge if you elect a Variable Immediate Annuity payout option do apply to the guaranteed interest option and the account for special money market dollar cost averaging.

The example assumes that you invest $10,000 in the contract for the time periods indicated, and that your investment has a 5% return each year. Other than the administrative charge (which is described immediately above), the example also assumes maximum contract charges and total annual expenses of the Portfolios (before expense limitations) as set forth in the previous charts. This example should not be considered a representation of past or future expenses for each option. Actual expenses may be greater or less than those shown. Similarly, the annual rate of return assumed in the example is not an estimate or guarantee of future investment performance. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:



  -----------------------------------------------------------------------------------------------------------------------------
                                           If you surrender your contract at the        If you annuitize at the end of the
                                             end of the applicable time period                applicable time period
  -----------------------------------------------------------------------------------------------------------------------------
  Portfolio Name                          1 year    3 years    5 years    10 years    1 year    3 years    5 years    10 years
  -----------------------------------------------------------------------------------------------------------------------------
  -----------------------------------------------------------------------------------------------------------------------------
  AXA PREMIER VIP TRUST:
  ------------------------------------------------------------------------------------------------------------------------------
  AXA Conservative Strategy Allocation    $1,347     $2,355     $3,395      $5,779     N/A       $2,355     $3,395      $5,779
  AXA Conservative Growth Strategy
    Allocation                            $1,351     $2,368     $3,415      $5,815     N/A       $2,368     $3,415      $5,815
  AXA Balanced Strategy Allocation        $1,353     $2,374     $3,425      $5,833     N/A       $2,374     $3,425      $5,833
  AXA Growth Strategy Allocation          $1,356     $2,383     $3,440      $5,860     N/A       $2,383     $3,440      $5,860
  AXA Moderate Growth Strategy
    Allocation                            $1,354     $2,377     $3,430      $5,842     N/A       $2,377     $3,430      $5,842
  Multimanager Aggressive Equity          $1,330     $2,305     $3,313      $5,634     N/A       $2,305     $3,313      $5,634
  Multimanager Core Bond                  $1,325     $2,292     $3,293      $5,597     N/A       $2,292     $3,293      $5,597
  Multimanager International Equity       $1,360     $2,393     $3,455      $5,887     N/A       $2,393     $3,455      $5,887
  Multimanager Large Cap Core Equity      $1,346     $2,352     $3,389      $5,770     N/A       $2,352     $3,389      $5,770
  Multimanager Large Cap Growth           $1,355     $2,380     $3,435      $5,851     N/A       $2,380     $3,435      $5,851
  Multimanager Large Cap Value            $1,348     $2,358     $3,400      $5,788     N/A       $2,358     $3,400      $5,788
  Multimanager Mid Cap Growth             $1,356     $2,383     $3,440      $5,860     N/A       $2,383     $3,440      $5,860
  Multimanager Mid Cap Value              $1,355     $2,380     $3,435      $5,851     N/A       $2,380     $3,435      $5,851
  Multimanager Technology                 $1,376     $2,440     $3,530      $6,019     N/A       $2,440     $3,530      $6,019
  -----------------------------------------------------------------------------------------------------------------------------



  ------------------------------------------------------------------------------------
                                           If you do not surrender your contract
                                             at the end of the applicable time
                                                           period
  ------------------------------------------------------------------------------------
  Portfolio Name                           1 year    3 years    5 years    10 years
  ------------------------------------------------------------------------------------
  AXA PREMIER VIP TRUST:
  ------------------------------------------------------------------------------------
  AXA Conservative Strategy Allocation      $547     $1,655     $2,795     $5,779
  AXA Conservative Growth Strategy
    Allocation                              $551     $1,668     $2,815     $5,815
  AXA Balanced Strategy Allocation          $553     $1,674     $2,825     $5,833
  AXA Growth Strategy Allocation            $556     $1,683     $2,840     $5,860
  AXA Moderate Growth Strategy
    Allocation                              $554     $1,677     $2,830     $5,842
  Multimanager Aggressive Equity            $530     $1,605     $2,713     $5,634
  Multimanager Core Bond                    $525     $1,592     $2,693     $5,597
  Multimanager International Equity         $560     $1,693     $2,855     $5,887
  Multimanager Large Cap Core Equity        $546     $1,652     $2,789     $5,770
  Multimanager Large Cap Growth             $555     $1,680     $2,835     $5,851
  Multimanager Large Cap Value              $548     $1,658     $2,800     $5,788
  Multimanager Mid Cap Growth               $556     $1,683     $2,840     $5,860
  Multimanager Mid Cap Value                $555     $1,680     $2,835     $5,851
  Multimanager Technology                   $576     $1,740     $2,930     $6,019
  ------------------------------------------------------------------------------------


                                                                    Fee table 17

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                           www.axa-equitable.com/green




  -----------------------------------------------------------------------------------------------------------------------------
                                             If you surrender your contract at the        If you annuitize at the end of the
                                               end of the applicable time period                applicable time period
  -----------------------------------------------------------------------------------------------------------------------------
  Portfolio Name                          1 year    3 years    5 years    10 years    1 year    3 years    5 years    10 years
  -----------------------------------------------------------------------------------------------------------------------------
  EQ ADVISORS TRUST:
  -----------------------------------------------------------------------------------------------------------------------------
  EQ/AllianceBernstein International       $1,346     $2,352     $3,389      $5,770     N/A       $2,352     $3,389      $5,770
  EQ/AllianceBernstein Small Cap Growth    $1,345     $2,349     $3,384      $5,761     N/A       $2,349     $3,384      $5,761
  EQ/AXA Franklin Small Cap Value Core     $1,349     $2,362     $3,405      $5,797     N/A       $2,362     $3,405      $5,797
  EQ/AXA Franklin Templeton Founding
    Strategy Core                          $1,372     $2,430     $3,515      $5,993     N/A       $2,430     $3,515      $5,993
  EQ/AXA Templeton Growth Core             $1,348     $2,358     $3,400      $5,788     N/A       $2,358     $3,400      $5,788
  EQ/BlackRock Basic Value Equity          $1,322     $2,283     $3,278      $5,569     N/A       $2,283     $3,278      $5,569
  EQ/BlackRock International Value         $1,360     $2,393     $3,455      $5,887     N/A       $2,393     $3,455      $5,887
  EQ/Boston Advisors Equity Income         $1,348     $2,358     $3,400      $5,788     N/A       $2,358     $3,400      $5,788
  EQ/Calvert Socially Responsible          $1,345     $2,349     $3,384      $5,761     N/A       $2,349     $3,384      $5,761
  EQ/Capital Guardian Growth               $1,335     $2,321     $3,339      $5,679     N/A       $2,321     $3,339      $5,679
  EQ/Capital Guardian Research             $1,332     $2,311     $3,324      $5,652     N/A       $2,311     $3,324      $5,652
  EQ/Common Stock Index                    $1,299     $2,213     $3,165      $5,363     N/A       $2,213     $3,165      $5,363
  EQ/Core Bond Index                       $1,299     $2,213     $3,165      $5,363     N/A       $2,213     $3,165      $5,363
  EQ/Davis New York Venture                $1,356     $2,383     $3,440      $5,860     N/A       $2,383     $3,440      $5,860
  EQ/Equity 500 Index                      $1,291     $2,191     $3,129      $5,296     N/A       $2,191     $3,129      $5,296
  EQ/Evergreen Omega                       $1,346     $2,352     $3,389      $5,770     N/A       $2,352     $3,389      $5,770
  EQ/Intermediate Government Bond
    Index                                  $1,302     $2,223     $3,180      $5,391     N/A       $2,223     $3,180      $5,391
  EQ/International Core PLUS               $1,349     $2,362     $3,405      $5,797     N/A       $2,362     $3,405      $5,797
  EQ/International Growth                  $1,369     $2,421     $3,500      $5,967     N/A       $2,421     $3,500      $5,967
  EQ/JPMorgan Value Opportunities          $1,331     $2,308     $3,319      $5,643     N/A       $2,308     $3,319      $5,643
  EQ/Large Cap Core PLUS                   $1,335     $2,321     $3,339      $5,679     N/A       $2,321     $3,339      $5,679
  EQ/Large Cap Growth Index                $1,301     $2,220     $3,175      $5,382     N/A       $2,220     $3,175      $5,382
  EQ/Large Cap Growth PLUS                 $1,329     $2,302     $3,308      $5,624     N/A       $2,302     $3,308      $5,624
  EQ/Large Cap Value Index                 $1,305     $2,232     $3,196      $5,420     N/A       $2,232     $3,196      $5,420
  EQ/Large Cap Value PLUS                  $1,316     $2,264     $3,247      $5,513     N/A       $2,264     $3,247      $5,513
  EQ/Lord Abbett Growth and Income         $1,340     $2,336     $3,364      $5,725     N/A       $2,336     $3,364      $5,725
  EQ/Lord Abbett Large Cap Core            $1,342     $2,343     $3,374      $5,743     N/A       $2,343     $3,374      $5,743
  EQ/Mid Cap Index                         $1,300     $2,216     $3,170      $5,373     N/A       $2,216     $3,170      $5,373
  EQ/Mid Cap Value PLUS                    $1,335     $2,321     $3,339      $5,679     N/A       $2,321     $3,339      $5,679
  EQ/Money Market                          $1,300     $2,216     $3,170      $5,373     N/A       $2,216     $3,170      $5,373
  EQ/Oppenheimer Global                    $1,396     $2,499     $3,624      $6,184     N/A       $2,499     $3,624      $6,184
  EQ/Oppenheimer Main Street
    Opportunity                            $1,441     $2,629     $3,830      $6,537     N/A       $2,629     $3,830      $6,537
  EQ/Oppenheimer Main Street Small Cap     $1,438     $2,620     $3,816      $6,512     N/A       $2,620     $3,816      $6,512
  EQ/Quality Bond PLUS                     $1,312     $2,254     $3,232      $5,485     N/A       $2,254     $3,232      $5,485
  EQ/Small Company Index                   $1,297     $2,210     $3,160      $5,354     N/A       $2,210     $3,160      $5,354
  EQ/T. Rowe Price Growth Stock            $1,352     $2,371     $3,420      $5,824     N/A       $2,371     $3,420      $5,824
  EQ/UBS Growth and Income                 $1,350     $2,365     $3,410      $5,806     N/A       $2,365     $3,410      $5,806
  EQ/Van Kampen Comstock                   $1,337     $2,327     $3,349      $5,698     N/A       $2,327     $3,349      $5,698
  EQ/Van Kampen Mid Cap Growth             $1,342     $2,343     $3,374      $5,743     N/A       $2,343     $3,374      $5,743
  -----------------------------------------------------------------------------------------------------------------------------



  ------------------------------------------------------------------------------------
                                            If you do not surrender your contract
                                              at the end of the applicable time
                                                            period
  ------------------------------------------------------------------------------------
  Portfolio Name                            1 year    3 years    5 years    10 years
  ------------------------------------------------------------------------------------
  EQ ADVISORS TRUST:
  ------------------------------------------------------------------------------------
  EQ/AllianceBernstein International         $546     $1,652     $2,789     $5,770
  EQ/AllianceBernstein Small Cap Growth      $545     $1,649     $2,784     $5,761
  EQ/AXA Franklin Small Cap Value Core       $549     $1,662     $2,805     $5,797
  EQ/AXA Franklin Templeton Founding
    Strategy Core                            $572     $1,730     $2,915     $5,993
  EQ/AXA Templeton Growth Core               $548     $1,658     $2,800     $5,788
  EQ/BlackRock Basic Value Equity            $522     $1,583     $2,678     $5,569
  EQ/BlackRock International Value           $560     $1,693     $2,855     $5,887
  EQ/Boston Advisors Equity Income           $548     $1,658     $2,800     $5,788
  EQ/Calvert Socially Responsible            $545     $1,649     $2,784     $5,761
  EQ/Capital Guardian Growth                 $535     $1,621     $2,739     $5,679
  EQ/Capital Guardian Research               $532     $1,611     $2,724     $5,652
  EQ/Common Stock Index                      $499     $1,513     $2,565     $5,363
  EQ/Core Bond Index                         $499     $1,513     $2,565     $5,363
  EQ/Davis New York Venture                  $556     $1,683     $2,840     $5,860
  EQ/Equity 500 Index                        $491     $1,491     $2,529     $5,296
  EQ/Evergreen Omega                         $546     $1,652     $2,789     $5,770
  EQ/Intermediate Government Bond
    Index                                    $502     $1,523     $2,580     $5,391
  EQ/International Core PLUS                 $549     $1,662     $2,805     $5,797
  EQ/International Growth                    $569     $1,721     $2,900     $5,967
  EQ/JPMorgan Value Opportunities            $531     $1,608     $2,719     $5,643
  EQ/Large Cap Core PLUS                     $535     $1,621     $2,739     $5,679
  EQ/Large Cap Growth Index                  $501     $1,520     $2,575     $5,382
  EQ/Large Cap Growth PLUS                   $529     $1,602     $2,708     $5,624
  EQ/Large Cap Value Index                   $505     $1,532     $2,596     $5,420
  EQ/Large Cap Value PLUS                    $516     $1,564     $2,647     $5,513
  EQ/Lord Abbett Growth and Income           $540     $1,636     $2,764     $5,725
  EQ/Lord Abbett Large Cap Core              $542     $1,643     $2,774     $5,743
  EQ/Mid Cap Index                           $500     $1,516     $2,570     $5,373
  EQ/Mid Cap Value PLUS                      $535     $1,621     $2,739     $5,679
  EQ/Money Market                            $500     $1,516     $2,570     $5,373
  EQ/Oppenheimer Global                      $596     $1,799     $3,024     $6,184
  EQ/Oppenheimer Main Street
    Opportunity                              $641     $1,929     $3,230     $6,537
  EQ/Oppenheimer Main Street Small Cap       $638     $1,920     $3,216     $6,512
  EQ/Quality Bond PLUS                       $512     $1,554     $2,632     $5,485
  EQ/Small Company Index                     $497     $1,510     $2,560     $5,354
  EQ/T. Rowe Price Growth Stock              $552     $1,671     $2,820     $5,824
  EQ/UBS Growth and Income                   $550     $1,665     $2,810     $5,806
  EQ/Van Kampen Comstock                     $537     $1,627     $2,749     $5,698
  EQ/Van Kampen Mid Cap Growth               $542     $1,643     $2,774     $5,743
  ------------------------------------------------------------------------------------



For information on how your contract works under certain hypothetical circumstances, please see Appendix IV at the end of this Prospectus.


CONDENSED FINANCIAL INFORMATION

Please see Appendix I at the end of this Prospectus for the unit values and the number of units outstanding as the end of the periods shown for each of the variable investment options available as of December 31, 2008.


18 Fee table

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1. Contract features and benefits


--------------------------------------------------------------------------------

HOW YOU CAN PURCHASE AND CONTRIBUTE TO YOUR CONTRACT


You may purchase a contract by making payments to us that we call "contributions." We can refuse to accept any application or contribution from you at any time, including after you purchase the contract. We require a minimum initial contribution of $10,000 for you to purchase a contract. Maximum contribution limitations also apply. You may currently make additional contributions of at least $500 each for NQ, QP and Rollover TSA contracts and $50 each for traditional IRA and Roth IRA contracts, subject to limitations noted below. For all contracts other than QP contracts, you may make additional contributions only during the first contract year. For QP contracts, the maximum aggregate contributions for any contract year is 100% of first-year contributions. The following table summarizes our current rules regarding contributions to your contract, which rules are subject to change. In some states our rules may vary. Both the owner and the annuitant named in the contract must meet the issue age requirements shown in the table, and contributions are based on the age of the older of the original owner and annuitant. Additional contributions may not be permitted in your state. Please see Appendix VI later in this Prospectus to see if additional contributions are currently permitted in your state.

Upon advance notice to you, we may exercise certain rights we have under the contract regarding contributions, including our rights to (i) change minimum and maximum contribution requirements and limitations, and (ii) discontinue acceptance of contributions. We may discontinue acceptance of contributions within the first year. Further, we may at any time exercise our rights to limit or terminate your contributions and transfers to any of the variable investment options and to limit the number of variable investment options which you may elect.

--------------------------------------------------------------------------------
We reserve the right to change our current limitations on your contributions and to discontinue acceptance of contributions.
--------------------------------------------------------------------------------


We may refuse to accept any contribution if the sum of all contributions under all Accumulator(R) series contracts with the same owner or annuitant would then total more than $1,500,000. If we do accept a contribution over that $1,500,000 threshold, we may require that the account value be allocated according to Option A. For information about Option A, please see "Allocating your contribution" later in this Prospectus. We may also refuse to accept any contribution if the sum of all contributions under all AXA Equitable annuity accumulation contracts with the same owner or annuitant would then total more than $2,500,000. We may waive these contribution limitations based on certain criteria, including benefits that have been elected, issue age, the total amount of contributions, variable investment option allocations and selling broker-dealer compensation. These contribution limitations may not be applicable in your state. Please see Appendix VI later in this Prospectus.

--------------------------------------------------------------------------------
The "owner" is the person who is the named owner in the contract and, if an individual, is the measuring life for determining contract benefits. The "annuitant" is the person who is the measuring life for determining the contract's maturity date. The annuitant is not necessarily the contract owner. Where the owner of a contract is non-natural, the annuitant is the measuring life for determining contract benefits.
--------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                  Available
                 for owner
                 and annuitant    Minimum
 Contract type   issue ages      contributions                       Source of contributions       Limitations on contributions+
------------------------------------------------------------------------------------------------------------------------------------
NQ               0 through 70    o $10,000 (initial)                  o After-tax money.            o No additional contributions
                                                                                                      after the first contract year.
                                 o $500 (additional)                  o Paid to us by check or
                                                                      transfer of contract value
                                                                      in a tax-deferred exchange
                                                                      under Section 1035 of the
                                                                      Internal Revenue Code.
------------------------------------------------------------------------------------------------------------------------------------

                                               Contract features and benefits 19

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------------------------------------------------------------------------------------------------------------------------------------
                  Available
                  for owner
                  and annuitant            Minimum
 Contract type    issue ages               contributions          Source of contributions          Limitations on contributions+
------------------------------------------------------------------------------------------------------------------------------------
Traditional IRA   20 through 70            o $10,000 (initial)    o Eligible rollover distribu-    o No additional contributions
                                           o $50 (additional)       tions from 403(b) plans,         after the first contract year.
                                                                    qualified plans, and govern-
                                                                    mental employer 457(b)         o Contributions after age 70-1/2
                                                                    plans.                           must be net of required
                                                                                                     minimum distributions.
                                                                  o Rollovers from another
                                                                    traditional individual retire- o Although we accept regular
                                                                    ment arrangement.                IRA contributions (limited to
                                                                                                     $5,000) under traditional
                                                                  o Direct custodian-to-             IRA contracts, we intend
                                                                    custodian transfers from         that the contract be used
                                                                    another traditional indi-        primarily for rollover and
                                                                    vidual retirement                direct transfer contributions.
                                                                    arrangement.
                                                                                                   o Additional catch-up contri-
                                                                  o Regular IRA contributions.       butions of up to $1,000 per
                                                                                                     calendar year where the
                                                                  o Additional catch-up contri-      owner is at least age 50 but
                                                                    butions.                         under age 70-1/2 at any time
                                                                                                     during the calendar year for
                                                                                                     which the contribution is
                                                                                                     made.
------------------------------------------------------------------------------------------------------------------------------------
Roth IRA          20 through 70            o $10,000 (initial)    o Rollovers from another         o No additional contributions
                                           o $50 (additional)       Roth IRA.                        after the first contract year.

                                                                  o Rollovers from a "desig-       o Conversion rollovers after
                                                                    nated Roth contribution          age 70-1/2 must be net of
                                                                    account" under a 401(k)          required minimum distribu-
                                                                    plan or 403(b) plan.             tions for the traditional IRA
                                                                                                     or other eligible retirement
                                                                  o Conversion rollovers from a      plan which is the source of
                                                                    traditional IRA or other         the conversion rollover.
                                                                    eligible retirement plan.

                                                                  o Direct transfers from          o Before 2010, you cannot roll
                                                                    another Roth IRA.                over funds from a traditional
                                                                                                     IRA or other eligible retire-
                                                                                                     ment plan if your adjusted
                                                                  o Regular Roth IRA contribu-       gross income is $100,000 or
                                                                    tions.                           more.

                                                                  o Additional catch-up contri-    o Although we accept regular
                                                                    butions.                         Roth IRA contributions (lim-
                                                                                                     ited to $5,000 ) under the
                                                                                                     Roth IRA contracts, we
                                                                                                     intend that the contract be
                                                                                                     used primarily for rollover
                                                                                                     and direct transfer
                                                                                                     contributions.

                                                                                                   o Additional catch-up contri-
                                                                                                     butions of up to $1,000 per
                                                                                                     calendar year where the
                                                                                                     owner is at least age 50 at
                                                                                                     any time during the calendar
                                                                                                     year for which the contribu-
                                                                                                     tion is made.
------------------------------------------------------------------------------------------------------------------------------------


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------------------------------------------------------------------------------------------------------------------------------------
                  Available
                  for owner
                  and annuitant            Minimum
 Contract type    issue ages               contributions          Source of contributions          Limitations on contributions+
------------------------------------------------------------------------------------------------------------------------------------
Rollover TSA*     20 through 70            o $10,000 (initial)    o With documentation of          o No additional contributions
                                           o $500 (additional)      employer or plan approval,       after the first contract year.
                                                                    and limited to pre-tax
                                                                    funds, direct plan-to-plan     o Contributions after age 70-1/2
                                                                    transfers from another           must be net of any required
                                                                    403(b) plan or contract          minimum distributions.
                                                                    exchanges from another
                                                                    403(b) contract under the      o We do not accept employer-
                                                                    same plan.                       remitted contributions.
                                                                  o With documentation of
                                                                    employer or plan approval,     o We do not accept after tax
                                                                    and limited to pre-tax           contributions, including des-
                                                                    funds, eligible rollover dis-    ignated Roth contributions.
                                                                    tributions from other 403(b)
                                                                    plans, qualified plans, gov-
                                                                    ernmental employer 457(b)
                                                                    plans or traditional IRAs.
------------------------------------------------------------------------------------------------------------------------------------
QP               20 through 70            o $10,000 (initial)     o Only transfer contributions    o A separate QP contract must
                                          o $500 (additional)       from other investments           be established for each plan
                                                                    within an existing qualified     participant.
                                                                    plan trust.                    o We do not accept regular
                                                                  o The plan must be qualified       ongoing payroll contribu-
                                                                    under Section 401(a) of the      tions or contributions
                                                                    Internal Revenue Code.           directly from the employer.
                                                                  o For 401(k) plans, trans-       o Only one additional transfer
                                                                    ferred contributions may         contribution may be made
                                                                    not include any after-tax        during a contract year.
                                                                    contributions, including       o No additional transfer con-
                                                                    designated Roth contribu-        tributions after participant's
                                                                    tions.                           attainment of age 75.
                                                                                                   o Contributions after age 70-1/2
                                                                                                     must be net of any required
                                                                                                     minimum distributions.
                                                                                                   o Maximum aggregate contri-
                                                                                                     butions for any contract year
                                                                                                     is 100% of first-year contri-
                                                                                                     butions.

See Appendix II at the end of this Prospectus for a discussion of purchase considerations of QP contracts.
------------------------------------------------------------------------------------------------------------------------------------

+ Additional contributions may not be permitted under certain conditions in your state. Please see Appendix VI later in this Prospectus to see if additional contributions are permit ted in your state.


* May not be available from all Selling broker-dealers. Also, Rollover TSA is available only where the employer sponsoring the 403(b) plan currently contributes to one or more other 403(b) annuity contracts issued by AXA Equitable for active plan participants (the purchaser of the Accumulator(R) Plus(SM) Rollover TSA may also be, but need not be, an owner of the other 403(b) annuity contract).

See "Tax information" later in this Prospectus for a more detailed discussion of sources of contributions and certain contribution limitations. For information on when contributions are credited under your contract see "Dates and prices at which contract events occur" in "More information" later in this Prospectus. Please review your contract for information on contribution limitations



                                               Contract features and benefits 21

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OWNER AND ANNUITANT REQUIREMENTS

Under NQ contracts, the annuitant can be different from the owner. A joint owner may also be named. Only natural persons can be joint owners. This means that an entity such as a corporation cannot be a joint owner.


For NQ contracts (with a single owner, joint owners, or a non-natural owner) we permit the naming of joint annuitants only when the contract is purchased through an exchange that is intended not to be taxable under Section 1035 of the Internal Revenue Code. In all cases, the joint annuitants must be spouses. In addition, a spouse may be added as a joint annuitant under a non-natural owner contract upon conversion to the Guaranteed withdrawal benefit for life with a joint life option. See "Additional owner and annuitant requirements" under "Guaranteed withdrawal benefit for life."


Under all IRA and Rollover TSA contracts, the owner and annuitant must be the same person. In some cases, an IRA contract may be held in a custodial individual retirement account for the benefit of the individual annuitant.

For the Spousal continuation feature to apply, the spouses must either be joint owners, or, for single owner contracts, the surviving spouse must be the sole primary beneficiary. The determination of spousal status is made under applicable state law. Certain same-sex spouses or civil union partners may not be eligible for tax benefits under federal law and in some circumstances will be required to take post-death distributions that dilute or eliminate the value of the contractual benefit.


The contract is not available for purchase by Charitable Remainder Trusts.


In general, we will not permit a contract to be owned by a minor unless it is pursuant to the Uniform Gift to Minors Act or the Uniform Transfers to Minors Act in your state.

Under QP contracts, the owner must be the trustee of the qualified plan and the annuitant must be the plan participant/employee. See Appendix II at the end of this Prospectus for more information on QP contracts.

Certain benefits under your contract, as described in this Prospectus, are based on the age of the owner. If the owner of the contract is not a natural person, these benefits will be based on the age of the annuitant. Under QP contracts, all benefits are based on the age of the annuitant. In this Prospectus, when we use the terms owner and joint owner, we intend these to be references to annuitant and joint annuitant, respectively, if the contract has a non-natural owner. If the Guaranteed minimum income benefit converts to the Guaranteed withdrawal benefit for life, the terms owner and Successor Owner are intended to be references to annuitant and joint annuitant, respectively, if the contract has a non-natural owner. If the contract is jointly owned or is issued to a non-natural owner and the Guaranteed withdrawal benefit for life is not in effect, benefits are based on the age of the older joint owner or older joint annuitant, as applicable. There are additional owner and annuitant requirements if the Guaranteed minimum income benefit converts to the Guaranteed withdrawal benefit for life. See "Guaranteed withdrawal benefit for life ("GWBL")" in "Contract features and benefits" later in this Prospectus.


HOW YOU CAN MAKE YOUR CONTRIBUTIONS

Except as noted below, contributions must be by check drawn on a U.S. bank, in U.S. dollars, and made payable to AXA Equitable. We may also apply contributions made pursuant to an intended Section 1035 tax-free exchange or a direct transfer. We do not accept starter checks or travelers' checks. All checks are subject to our ability to collect the funds. We reserve the right to reject a payment if it is received in an unacceptable form.

For your convenience, we will accept initial and additional contributions by wire transmittal from certain broker-dealers who have agreements with us for this purpose. These methods of payment, including circumstances under which such contributions are considered received by us when your order is taken by such broker-dealers, are discussed in detail in "More information" later in this Prospectus.

--------------------------------------------------------------------------------
The "contract date" is the effective date of a contract. This usually is the business day we receive the properly completed and signed application, along with any other required documents, and your initial contribution. Your contract date will be shown in your contract. The 12-month period beginning on your contract date and each 12-month period after that date is a "contract year." The end of each 12-month period is your "contract date anniversary." For example, if your contract date is May 1, your contract date anniversary is April 30.
--------------------------------------------------------------------------------

Your initial contribution must generally be accompanied by an application and any other form we need to process the payments. If any information is missing or unclear, we will hold the contribution, whether received via check or wire, in a non-interest bearing suspense account while we try to obtain that information. If we are unable to obtain all of the information we require within five business days after we receive an incomplete application or form, we will inform the financial professional submitting the application on your behalf. We will then return the contribution to you unless you specifically direct us to keep your contribution until we receive the required information. The contribution will be applied as of the date we receive the missing information.

--------------------------------------------------------------------------------
Our "business day" is generally any day the New York Stock Exchange is open for regular trading and generally ends at 4:00 p.m. Eastern Time (or as of an earlier close of regular trading). A business day does not include a day on which we are not open due to emergency conditions determined by the Securities and Exchange Commission. We may also close early due to such emergency conditions. For more information about our business day and our pricing of transactions, please see "Dates and prices at which contract events occur."
--------------------------------------------------------------------------------

WHAT ARE YOUR INVESTMENT OPTIONS UNDER THE CONTRACT?

The contract provides the following investment options: the variable investment options, the guaranteed interest option and the account for special money market dollar cost averaging. This section lists each


22  Contract features and benefits

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of the variable investment options and describes the guaranteed interest option. The next section, "Allocating your contributions," discusses dollar cost averaging in general, including the account for special money market dollar cost averaging.


Your investment options depend on whether you select Option A or Option B. If you elect Guaranteed minimum income benefit I - Asset Allocation, your contract will be restricted to Option A. If you elect GMIB II - Custom Selection, you can choose either Option A - Asset Allocation or Option B - Custom Selection. For additional information, see "Allocating your contributions" later in this Prospectus.


VARIABLE INVESTMENT OPTIONS

Your investment results in any one of the variable investment options will depend on the investment performance of the underlying portfolios. You can lose your principal when investing in the variable investment options. In periods of poor market performance, the net return, after charges and expenses, may result in negative yields, including for the EQ/Money Market variable investment option. Listed below are the currently available Portfolios, their investment objectives and their advisers. We may, at any time, exercise our rights to limit or terminate your contributions and allocations to any of the variable investment options and to limit the number of variable investment options which you may elect.



                                              Contract features and benefits  23

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PORTFOLIOS OF THE TRUSTS



The AXA Strategic Allocation Portfolios and the EQ/AXA Franklin Templeton Founding Strategy Core Portfolio offer contract owners a convenient opportunity to invest in other portfolios that are managed and have been selected for inclusion in the AXA Strategic Allocation Portfolios and the EQ/AXA Franklin Templeton Founding Strategy Core Portfolio by AXA Equitable. AXA Advisors, LLC, an affiliated broker-dealer of AXA Equitable, may promote the benefits of such Portfolios to contract owners and/or suggest, incidental to the sale of the contract, that contract owners consider whether allocating some or all of their account value to such Portfolios is consistent with their desired investment objectives. In doing so, AXA Equitable, and/or its affiliates, may be subject to conflicts of interest insofar as AXA Equitable may derive greater revenues from the AXA Strategic Allocation Portfolios and the EQ/AXA Franklin Templeton Founding Strategy Core Portfolio than certain other Portfolios available to you under your contract. In addition, due to the relative diversification of the underlying portfolios covering various asset classes and categories, the AXA Strategic Allocation Portfolios and the EQ/AXA Franklin Templeton Founding Strategy Core Portfolio may enable AXA Equitable to more efficiently manage AXA Equitable's financial risks associated with certain guaranteed features including those optional benefits that restrict allocations to the AXA Strategic Allocation Portfolios and the EQ/AXA Franklin Templeton Founding Strategy Core Portfolio. Please see "Allocating your contributions" in "Contract features and benefits" for more information about your role in managing your allocations.


AXA Equitable serves as the investment manager of the Portfolios of AXA Premier VIP Trust and EQ Advisors Trust. For some Portfolios, AXA Equitable has entered into sub-advisory agreements with investment advisers (the "sub-advisers") to carry out the day-to-day investment decisions for the Portfolios. As such, AXA Equitable oversees the activities of the sub-advisers with respect to the Trusts and is responsible for retaining or discontinuing the services of those sub-advisers. The chart below indicates the sub-adviser(s) for each Portfolio, if any. The chart below also shows the currently available Portfolios and their investment objectives.


------------------------------------------------------------------------------------------------------------------------------------
AXA Premier VIP Trust                                                                  Investment Manager (or Sub-Adviser(s), as
Portfolio Name                Objective                                                applicable)
------------------------------------------------------------------------------------------------------------------------------------
AXA BALANCED STRATEGY        Seeks long-term capital appreciation and current income.  o AXA Equitable
------------------------------------------------------------------------------------------------------------------------------------
AXA CONSERVATIVE GROWTH      Seeks current income and growth of capital, with a        o AXA Equitable
 STRATEGY                    greater emphasis on current income.
------------------------------------------------------------------------------------------------------------------------------------
AXA CONSERVATIVE STRATEGY    Seeks a high level of current income.                     o AXA Equitable
------------------------------------------------------------------------------------------------------------------------------------
AXA GROWTH STRATEGY          Seeks long-term capital appreciation and current income,  o AXA Equitable with a greater emphasis on capital appreciation.
------------------------------------------------------------------------------------------------------------------------------------
AXA MODERATE GROWTH          Seeks long-term capital appreciation and current income,  o AXA Equitable
 STRATEGY                    with a greater emphasis on capital appreciation.
------------------------------------------------------------------------------------------------------------------------------------
MULTIMANAGER AGGRESSIVE      Long-term growth of capital.                              o AllianceBernstein L.P.
 EQUITY                                                                                o ClearBridge Advisors, LLC
                                                                                       o Legg Mason Capital Management, Inc.
                                                                                       o Marsico Capital Management, LLC
                                                                                       o SSgA Funds Management, Inc.
------------------------------------------------------------------------------------------------------------------------------------
MULTIMANAGER CORE BOND       To seek a balance of high current income and capital      o BlackRock Financial Management, Inc.
                             appreciation, consistent with a prudent level of risk.    o Pacific Investment Management Company LLC
                                                                                       o SSgA Funds Management, Inc.
------------------------------------------------------------------------------------------------------------------------------------
MULTIMANAGER INTERNATIONAL   Long-term growth of capital.                              o AllianceBernstein L.P.
 EQUITY                                                                                o JPMorgan Investment Management Inc.
                                                                                       o Marsico Capital Management, LLC
                                                                                       o SSgA Funds Management, Inc.
------------------------------------------------------------------------------------------------------------------------------------
MULTIMANAGER LARGE CAP       Long-term growth of capital.                              o AllianceBernstein L.P.
 CORE EQUITY                                                                           o Janus Capital Management LLC
                                                                                       o SSgA Funds Management, Inc.
                                                                                       o Thornburg Investment Management, Inc.
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------------------------------------------------------------------------------------------------------------------------------------
AXA Premier VIP Trust                                                                  Investment Manager (or Sub-Adviser(s), as
Portfolio Name               Objective                                                 applicable)
------------------------------------------------------------------------------------------------------------------------------------
MULTIMANAGER LARGE CAP       Long-term growth of capital.                              o Goodman & Co. NY Ltd.
 GROWTH                                                                                o SSgA Funds Management, Inc.
                                                                                       o T. Rowe Price Associates, Inc.
                                                                                       o Westfield Capital Management Company, L.P.
------------------------------------------------------------------------------------------------------------------------------------
MULTIMANAGER LARGE CAP       Long-term growth of capital.                              o AllianceBernstein L.P.
 VALUE                                                                                 o Institutional Capital LLC
                                                                                       o MFS Investment Management
                                                                                       o SSgA Funds Management, Inc.
------------------------------------------------------------------------------------------------------------------------------------
MULTIMANAGER MID CAP         Long-term growth of capital.                              o AllianceBernstein L.P.
 GROWTH                                                                                o Franklin Advisers, Inc.
                                                                                       o SSgA Funds Management, Inc.
                                                                                       o Wellington Management Company, LLP
------------------------------------------------------------------------------------------------------------------------------------
MULTIMANAGER MID CAP VALUE   Long-term growth of capital.                              o AXA Rosenberg Investment Management LLC
                                                                                       o SSgA Funds Management, Inc.
                                                                                       o Tradewinds Global Investors, LLC
                                                                                       o Wellington Management Company, LLP
------------------------------------------------------------------------------------------------------------------------------------
MULTIMANAGER SMALL CAP       Long-term growth of capital.                              o Eagle Asset Management, Inc.
 GROWTH                                                                                o SSgA Funds Management, Inc.
                                                                                       o Wells Capital Management Inc.
------------------------------------------------------------------------------------------------------------------------------------
MULTIMANAGER SMALL CAP       Long-term growth of capital.                              o Franklin Advisory Services, LLC
 VALUE                                                                                 o Pacific Global Investment Management
                                                                                         Company
                                                                                       o SSgA Funds Management, Inc.
------------------------------------------------------------------------------------------------------------------------------------
MULTIMANAGER TECHNOLOGY      Long-term growth of capital.                              o Firsthand Capital Management, Inc.
                                                                                       o RCM Capital Management LLC
                                                                                       o SSgA Funds Management, Inc.
                                                                                       o Wellington Management Company, LLP
------------------------------------------------------------------------------------------------------------------------------------
EQ Advisors Trust                                                                      Investment Manager (or Sub-Adviser(s), as
Portfolio Name*               Objective                                                applicable)
------------------------------------------------------------------------------------------------------------------------------------
EQ/ALLIANCEBERNSTEIN         Seeks to achieve long-term growth of capital.             o AllianceBernstein L.P.
 INTERNATIONAL
------------------------------------------------------------------------------------------------------------------------------------
EQ/ALLIANCEBERNSTEIN SMALL   Seeks to achieve long-term growth of capital.             o AllianceBernstein L.P.
 CAP GROWTH
------------------------------------------------------------------------------------------------------------------------------------
EQ/AXA FRANKLIN SMALL CAP    Seeks to achieve long-term total return.                  o BlackRock Investment Management, LLC
 VALUE CORE(1)                                                                         o Franklin Advisory Services, LLC
------------------------------------------------------------------------------------------------------------------------------------
EQ/AXA FRANKLIN TEMPLETON    Primarily seeks capital appreciation and secondarily      o AXA Equitable
 FOUNDING STRATEGY CORE(2)   seeks income.
------------------------------------------------------------------------------------------------------------------------------------
EQ/AXA TEMPLETON GROWTH      Seeks to achieve long-term capital growth.                o BlackRock Investment Management, LLC
 CORE(3)                                                                               o Templeton Global Advisors Limited
------------------------------------------------------------------------------------------------------------------------------------



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------------------------------------------------------------------------------------------------------------------------------------
EQ Advisors Trust                                                                        Investment Manager (or Sub-Adviser(s), as
Portfolio Name*              Objective                                                   applicable)
------------------------------------------------------------------------------------------------------------------------------------
EQ/BLACKROCK BASIC VALUE     Seeks to achieve capital appreciation and secondarily,      o BlackRock Investment Management, LLC
 EQUITY                      income.
------------------------------------------------------------------------------------------------------------------------------------
EQ/BLACKROCK INTERNATIONAL   Seeks to provide current income and long-term growth of     o BlackRock Investment Management
 VALUE                       income, accompanied by growth of capital.                     International Limited
------------------------------------------------------------------------------------------------------------------------------------
EQ/BOSTON ADVISORS EQUITY    Seeks to achieve a combination of growth and income to      o Boston Advisors, LLC
 INCOME                      achieve an above-average and consistent total return.
------------------------------------------------------------------------------------------------------------------------------------
EQ/CALVERT SOCIALLY          Seeks to achieve long-term capital appreciation.            o Calvert Asset Management Company, Inc.
 RESPONSIBLE                                                                             o Bridgeway Capital Management, Inc.
------------------------------------------------------------------------------------------------------------------------------------
EQ/CAPITAL GUARDIAN GROWTH   Seeks to achieve long-term growth of capital.               o Capital Guardian Trust Company
------------------------------------------------------------------------------------------------------------------------------------
EQ/CAPITAL GUARDIAN          Seeks to achieve long-term growth of capital.               o Capital Guardian Trust Company
 RESEARCH
------------------------------------------------------------------------------------------------------------------------------------
EQ/COMMON STOCK INDEX(4)     Seeks to achieve a total return before expenses that        o AllianceBernstein L.P.
                             approximates the total return performance of the Russell
                             3000 Index, including reinvestment of dividends, at a risk level consistent with that of the Russell 3000 Index.
------------------------------------------------------------------------------------------------------------------------------------
EQ/CORE BOND INDEX(5)        Seeks to achieve a total return before expenses that        o SSgA Funds Management, Inc.
                             approximates the total return performance of the Barclays
                             Capital U.S. Aggregate Bond Index, including reinvest-
                             ment of dividends, at a risk level consistent with that of the Barclays Capital U.S. Aggregate Bond Index.
------------------------------------------------------------------------------------------------------------------------------------
EQ/DAVIS NEW YORK VENTURE    Seeks to achieve long-term growth of capital.               o Davis Selected Advisers, L.P.
------------------------------------------------------------------------------------------------------------------------------------
EQ/EQUITY 500 INDEX          Seeks to achieve a total return before expenses that        o AllianceBernstein L.P.
                             approximates the total return performance of the S&P
                             500 Index, including reinvestment of dividends, at a risk
                             level consistent with that of the S&P 500 Index.
------------------------------------------------------------------------------------------------------------------------------------
EQ/EVERGREEN OMEGA           Seeks to achieve long-term capital growth.                  o Evergreen Investment Management
                                                                                           Company, LLC
------------------------------------------------------------------------------------------------------------------------------------
EQ/INTERMEDIATE GOVERNMENT   Seeks to achieve a total return before expenses that        o SSgA Funds Management, Inc.
 BOND INDEX(6)               approximates the total return performance of the Barclays
                             Capital Intermediate Government Bond Index, including
                             reinvestment of dividends, at a risk level consistent with that of the Barclays Capital Intermediate Government
                             Bond Index.
------------------------------------------------------------------------------------------------------------------------------------
EQ/INTERNATIONAL CORE PLUS   Seeks to achieve long-term growth of capital.               o AXA Equitable
                                                                                         o Hirayama Investments, LLC
                                                                                         o SSgA Funds Management, Inc.
                                                                                         o Wentworth Hauser and Violich, Inc.
------------------------------------------------------------------------------------------------------------------------------------
EQ/INTERNATIONAL GROWTH      Seeks to achieve capital appreciation.                      o MFS Investment Management
------------------------------------------------------------------------------------------------------------------------------------
EQ/JPMORGAN VALUE            Seeks to achieve long-term capital appreciation.            o JPMorgan Investment Management Inc.
 OPPORTUNITIES
------------------------------------------------------------------------------------------------------------------------------------
EQ/LARGE CAP CORE PLUS       Seeks to achieve long-term growth of capital with a sec-    o AXA Equitable
                             ondary objective to seek reasonable current income. For     o Institutional Capital LLC
                             purposes of this Portfolio, the words "reasonable current   o SSgA Funds Management, Inc.
                             income" mean moderate income.
------------------------------------------------------------------------------------------------------------------------------------


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------------------------------------------------------------------------------------------------------------------------------------
EQ Advisors Trust                                                                         Investment Manager (or Sub-Adviser(s), as
Portfolio Name*              Objective                                                    applicable)
------------------------------------------------------------------------------------------------------------------------------------
EQ/LARGE CAP GROWTH INDEX    Seeks to achieve a total return before expenses that         o AllianceBernstein L.P.
                             approximates the total return performance of the Russell
                             1000 Growth Index, including reinvestment of dividends
                             at a risk level consistent with that of the Russell 1000
                             Growth Index.
------------------------------------------------------------------------------------------------------------------------------------
EQ/LARGE CAP GROWTH PLUS     Seeks to provide long-term capital growth.                   o AXA Equitable
                                                                                          o Marsico Capital Management, LLC
                                                                                          o SSgA Funds Management, Inc.
------------------------------------------------------------------------------------------------------------------------------------
EQ/LARGE CAP VALUE INDEX     Seeks to achieve a total return before expenses that         o SSgA Funds Management, Inc.
                             approximates the total return performance of the Russell
                             1000 Value Index, including reinvestment of dividends, at
                             a risk level consistent with that of the Russell 1000 Value
                             Index.
------------------------------------------------------------------------------------------------------------------------------------
EQ/LARGE CAP VALUE PLUS      Seeks to achieve capital appreciation.                       o AllianceBernstein L.P.
                                                                                          o AXA Equitable
------------------------------------------------------------------------------------------------------------------------------------
EQ/LORD ABBETT GROWTH AND    Seeks to achieve capital appreciation and growth of          o Lord, Abbett & Co. LLC
 INCOME                      income without excessive fluctuation in market value.
------------------------------------------------------------------------------------------------------------------------------------
EQ/LORD ABBETT LARGE CAP     Seeks to achieve capital appreciation and growth of          o Lord, Abbett & Co. LLC
 CORE                        income with reasonable risk.
------------------------------------------------------------------------------------------------------------------------------------
EQ/MID CAP INDEX             Seeks to achieve a total return before expenses that         o SSgA Funds Management, Inc.
                             approximates the total return performance of the S&P
                             Mid Cap 400 Index, including reinvestment of dividends,
                             at a risk level consistent with that of the S&P Mid Cap
                             400 Index.
------------------------------------------------------------------------------------------------------------------------------------
EQ/MID CAP VALUE PLUS        Seeks to achieve long-term capital appreciation.             o AXA Equitable
                                                                                          o SSgA Funds Management, Inc.
                                                                                          o Wellington Management Company LLP
------------------------------------------------------------------------------------------------------------------------------------
EQ/MONEY MARKET              Seeks to obtain a high level of current income, preserve     o The Dreyfus Corporation
                             its assets and maintain liquidity.
------------------------------------------------------------------------------------------------------------------------------------
EQ/OPPENHEIMER GLOBAL        Seeks to achieve capital appreciation.                       o OppenheimerFunds, Inc.
------------------------------------------------------------------------------------------------------------------------------------
EQ/OPPENHEIMER MAIN STREET   Seeks to achieve long-term capital appreciation.             o OppenheimerFunds, Inc.
 OPPORTUNITY
------------------------------------------------------------------------------------------------------------------------------------
EQ/OPPENHEIMER MAIN STREET   Seeks to achieve capital appreciation.                       o OppenheimerFunds, Inc.
 SMALL CAP
------------------------------------------------------------------------------------------------------------------------------------
EQ/QUALITY BOND PLUS         Seeks to achieve high current income consistent with         o AllianceBernstein L.P.
                             moderate risk to capital.                                    o AXA Equitable
                                                                                          o SSgA Funds Management, Inc.
------------------------------------------------------------------------------------------------------------------------------------
EQ/SMALL COMPANY INDEX       Seeks to replicate as closely as possible (before the        o AllianceBernstein L.P.
                             deduction of Portfolio expenses) the total return of the
                             Russell 2000 Index.
------------------------------------------------------------------------------------------------------------------------------------
EQ/T. ROWE PRICE GROWTH      Seeks to achieve long-term capital appreciation and          o T. Rowe Price Associates, Inc.
 STOCK                       secondarily, income.
------------------------------------------------------------------------------------------------------------------------------------



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------------------------------------------------------------------------------------------------------------------------------------
EQ Advisors Trust                                                                       Investment Manager (or Sub-Adviser(s), as
Portfolio Name*            Objective                                                    applicable)
------------------------------------------------------------------------------------------------------------------------------------
EQ/UBS GROWTH AND INCOME   Seeks to achieve total return through capital appreciation   o UBS Global Asset Management
                           with income as a secondary consideration.                      (Americas) Inc.
------------------------------------------------------------------------------------------------------------------------------------
EQ/VAN KAMPEN COMSTOCK     Seeks to achieve capital growth and income.                  o Morgan Stanley Investment Management Inc.
------------------------------------------------------------------------------------------------------------------------------------
EQ/VAN KAMPEN MID CAP      Seeks to achieve capital growth.                             o Morgan Stanley Investment Management Inc.
 GROWTH
------------------------------------------------------------------------------------------------------------------------------------


* The chart below reflects the portfolio's former name in effect until May 1, 2009. The number in the "Footnote No." column corresponds with the number contained in the chart above.



 ------------------------------------------------------
 Footnote No.   Portfolio's Former Name
 ------------------------------------------------------
                EQ Advisors Trust
 ------------------------------------------------------
   (1)          EQ/Franklin Small Cap Value
 ------------------------------------------------------
   (2)          EQ/Franklin Templeton Founding Strategy
 ------------------------------------------------------
   (3)          EQ/Templeton Growth
 ------------------------------------------------------
   (4)          EQ/AllianceBernstein Common Stock
 ------------------------------------------------------



** The chart below reflects the portfolio's former name in effect until January 15, 2009. The number in the "Footnote No." column corresponds with the footnotes contained in the chart above.



 ------------------------------------------------------
 Footnote No.   Portfolio's Former Name
 ------------------------------------------------------
                EQ Advisors Trust
 ------------------------------------------------------
   (5)          EQ/JPMorgan Core Bond
 ------------------------------------------------------
   (6)          EQ/AllianceBernstein Intermediate Govern-
                ment Bond Index
 ------------------------------------------------------



You should consider the investment objective, risks, and charges and expenses of the Portfolios carefully before investing. The prospectuses for the Trusts contain this and other important information about the Portfolios. The prospectuses should be read carefully before investing. In order to obtain copies of Trust prospectuses that do not accompany this Prospectus, you may call one of our customer service representatives at 1-800-789-7771.


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GUARANTEED INTEREST OPTION

The guaranteed interest option is part of our general account and pays interest at guaranteed rates. We discuss our general account under "More information" later in this Prospectus.

We assign an interest rate to each amount allocated to the guaranteed interest option. This rate is guaranteed for a specified period. Therefore, different interest rates may apply to different amounts in the guaranteed interest option.

We credit interest daily to amounts in the guaranteed interest option. There are three levels of interest in effect at the same time in the guaranteed interest option:

(1)  the minimum interest rate guaranteed over the life of the contract,

(2)  the yearly guaranteed interest rate for the calendar year, and

(3)  the current interest rate.

We set current interest rates periodically, according to our procedures that we have in effect at the time. We reserve the right to change these procedures. All interest rates are effective annual rates, but before deduction of annual administrative charges, any withdrawal charges and any optional benefit charges. See Appendix VI later in this Prospectus for state variations.

Depending on the state where your contract is issued, your lifetime minimum rate ranges from 1.00% to 3.00%. The data page for your contract shows the lifetime minimum rate. Check with your financial professional as to which rate applies in your state. The minimum yearly rate will never be less than the lifetime minimum rate. The minimum yearly rate for 2009 is 1.50% or 3.00%, depending on your lifetime minimum rate. Current interest rates will never be less than the yearly guaranteed interest rate.

Generally, contributions and transfers into and out of the guaranteed interest option are limited. See "Transferring your money among the investment options" later in this Prospectus for restrictions on transfers from the guaranteed interest option.


ALLOCATING YOUR CONTRIBUTIONS


Your allocation alternatives and procedures depend on whether you select Option A - Asset Allocation or Option B - Custom Selection, which we describe below. You must select either Option A - Asset Allocation or Option B - Custom Selection with your initial contribution. If you elect Guaranteed minimum income benefit I - Asset Allocation, your contract is restricted to Option A. If you elect Guaranteed minimum income benefit II - Custom Selection or if you don't elect a Guaranteed minimum income benefit, you can choose either Option A or Option B. In addition, if you are permitted to allocate contributions of more than $1,500,000 to Accumulator(R) contracts with the same owner or annuitant, we may restrict your contract to Option A. Subsequent contributions will be allocated according to the investment allocations on file. If you would like your subsequent contributions to be allocated differently, you must submit new allocation instructions on a form that we provide. We will not honor letters of instruction directing the allocation. If you submit new allocation instructions for subsequent contributions under Option B, those allocation instructions must comply with the Option B rules that are in effect at the time that you submit the new allocation instructions. Under certain circumstances you may be able or required to switch from Option A or B to the other, under rules we discuss below.


OPTION A -- ASSET ALLOCATION

Under Option A, the Asset Allocation option, all of your account value must be allocated to one or more of the following options: (1) the AXA Strategic Allocation Portfolios (the "Allocation Portfolios"); (2) the guaranteed interest option; (3) the EQ/Money Market Portfolio; and (4) the account for special money market dollar cost averaging.

Allocations must be in whole percentages, and you may change your allocations at any time. No more than 25% of any contribution may be allocated to the guaranteed interest option. The total of your allocations into all available investment options must equal 100%. Your ability to allocate contributions to investment options may be subject to restrictions in certain states. See Appendix VI later in this Prospectus for state variations. Dollar cost averaging programs are available in connection with Option A, and they are discussed in "Dollar cost averaging" below. Quarterly rebalancing is not available with Option A. You can rebalance your account value under Option A by submitting a request to rebalance your account value as of the date we receive your request, however, scheduled recurring rebalancing is not available. Therefore, any subsequent rebalancing transactions would require a subsequent rebalancing request.


OPTION B -- CUSTOM SELECTION

Under Option B, the Custom Selection option, all of your account value must be:
(1) allocated to the variable investment options according to the category and investment option limits described below; or (2) allocated to the account for special money market dollar cost averaging. The guaranteed interest option is not available under Option B.

If you do not elect the account for special money market dollar cost averaging, all of your account value must be allocated among the investment options in the following four categories:

     Category 1 -- Fixed Income
       EQ/Core Bond Index
       EQ/Intermediate Government Bond Index
       EQ/Money Market
       EQ/Quality Bond PLUS
       Multimanager Core Bond

     Category 2 -- Core Diversified Equity
       AXA Balanced Strategy
       AXA Conservative Growth Strategy
       AXA Conservative Strategy
       AXA Growth Strategy
       AXA Moderate Growth Strategy
       EQ/AXA Franklin Templeton Founding Strategy Core
       EQ/BlackRock Basic Value Equity
       EQ/Boston Advisors Equity Income
       EQ/Capital Guardian Research
       EQ/Common Stock Index
       EQ/Equity 500 Index
       EQ/Evergreen Omega



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       EQ/JPMorgan Value Opportunities
       EQ/Large Cap Core PLUS
       EQ/Large Cap Growth Index
       EQ/Large Cap Growth PLUS
       EQ/Large Cap Value Index
       EQ/Large Cap Value PLUS
       EQ/Lord Abbett Growth and Income
       EQ/Lord Abbett Large Cap Core
       EQ/Oppenheimer Main Street Opportunity
       EQ/T. Rowe Price Growth Stock
       EQ/UBS Growth and Income
       Multimanager Large Cap Core Equity
       Multimanager Large Cap Value

     Category 3 -- Small Cap/Mid Cap/International
       EQ/AllianceBernstein International
       EQ/AllianceBernstein Small Cap Growth
       EQ/BlackRock International Value
       EQ/International Core PLUS
       EQ/International Growth
       EQ/Mid Cap Index
       EQ/Mid Cap Value PLUS
       EQ/Oppenheimer Global
       EQ/Oppenheimer Main Street Small Cap
       EQ/Small Company Index
       Multimanager International Equity
       Multimanager Mid Cap Growth
       Multimanager Mid Cap Value
       Multimanager Small Cap Growth
       Multimanager Small Cap Value

     Category 4 -- Specialty
       EQ/AXA Franklin Small Cap Value Core
       EQ/AXA Templeton Growth Core
       EQ/Calvert Socially Responsible
       EQ/Capital Guardian Growth
       EQ/Davis New York Venture
       EQ/Van Kampen Comstock
       EQ/Van Kampen Mid Cap Growth
       Multimanager Aggressive Equity
       Multimanager Large Cap Growth
       Multimanager Technology

Your contributions in the four categories must also generally be allocated according to the following category and investment option limits.


CATEGORY AND INVESTMENT OPTION LIMITS.

The chart below sets forth the general category and investment option limits of Option B - Custom Selection.



--------------------------------------------------------------------------------
                                                   3 -- Small/
                                                      Mid/
                  1 -- Fixed        2 -- Core       Interna-        4 -- Spe-
    Category        Income         Diversified       tional          cialty
--------------------------------------------------------------------------------
  Maximum for     100%             70%               20%            10%
   category
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------
                                                   3 -- Small/
                                                      Mid/
                  1 -- Fixed        2 -- Core       Interna-        4 -- Spe-
    Category        Income         Diversified       tional          cialty
--------------------------------------------------------------------------------
  Minimum for      30%              0%              0%              0%
   category

  Maximum for     15%(1)           15%(2)          10%(3)           5%
  each option
--------------------------------------------------------------------------------



(1) EQ/Core Bond Index, EQ/Intermediate Government Bond Index and EQ/Money Market have a 30% per option maximum limit.

(2) AXA Balanced Strategy, AXA Conservative Growth Strategy, AXA Conservative Strategy, AXA Growth Strategy and AXA Moderate Growth Strategy have a 70% per option maximum limit. EQ/Common Stock Index, EQ/Equity 500 Index, EQ/Large Cap Growth Index and EQ/Large Cap Value Index have a 35% per option maximum limit.

(3) EQ/Mid Cap Index and EQ/Small Company Index have 20% per option maximum limit.


There are no minimum allocations for any one investment option. Allocations must be in whole percentages. The total of your allocations into all available investment options must equal 100%. Your ability to allocate contributions to investment options may be subject to restrictions in certain states. See Appendix VI later in this Prospectus for state variations.


QUARTERLY REBALANCING (OPTION B ONLY). Under Option B, your account value will be rebalanced automatically each quarter of your contract year. Rebalancing will occur on the same day of the month as your contract date. If that date is after the 28th of a month, rebalancing will occur on the first business day of the following month. If the date occurs on a date other than a business day, the rebalancing will occur on the next business day. The rebalance for the last quarter of the contract year will occur on the contract anniversary date. If this date occurs on a day other than a business day, the rebalance will occur on the business day immediately preceding the contract anniversary date. When we rebalance your account, we will transfer amounts among the investment options so that the percentage of your account value in each option at the end of the rebalancing date matches the most recent allocation instructions that we have received from you. Rebalancing does not assure a profit or protect against loss, so you should periodically review your allocation percentages as your needs change. You may request a rebalancing on the transaction date of a subsequent contribution.


TRANSFERS. You may make transfers among the investment options available under Option B, provided that the transfer meets the category and investment option limits in place at the time of the transfer. In this section, we explain our current Option B transfer rules, which we may change in the future. You may make a transfer from one investment option to another investment option within the same category provided the resulting allocation to the receiving investment option does not exceed the investment option maximum in place at the time of the transfer. You can make a transfer from an investment option in one category to an investment option in another category as long as the minimum rules for the transferring category, the minimum and maximum rules for the receiving category and the maximum rule for the receiving investment option are met. You may also request a transfer that would reallocate your account value based on percent-


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ages, provided those percentages are consistent with the category and investment option limits in place at the time of the transfer. In calculating the limits for any transfer, we use the account value percentages as of the date prior to the transfer. Transfer requests do not change the allocation instructions on file for any future contribution or rebalancing, although transfer requests will be considered subject to the Custom Selection rules at the time of the request. An investment option transfer under Option B does not automatically change your allocation instructions for the rebalancing of your account on a quarterly basis. This means that upon the next scheduled rebalancing, we will transfer amounts among your investment options pursuant to the allocation instructions previously on file for your account. If you wish to change your allocation instructions for the quarterly rebalancing of your account, these instructions must meet the category and investment option limits in place at the time of the transfer and must be made in writing) on a form we provide and sent to the processing office. Please note, however, that an allocation change for future contributions will automatically change the rebalancing instructions on file for your account.


ALLOCATION INSTRUCTION CHANGES. You may change your instructions for allocations of future contributions. Any revised allocation instructions will also be used for quarterly rebalancing. Any revised allocation instructions must meet the category and investment limits in place at the time that the instructions are received.


POSSIBLE CHANGES TO THE CATEGORY AND INVESTMENT OPTION LIMITS. We may in the future revise the category limits, the investment limits, the categories themselves, and the investment options within each category. If we change an investment option from one category to another, you need not change your allocation instructions on file if you do not have any allocations to that option or you do not initiate a transfer request to that option. However, while you do not need to change your allocation instructions on file, if you submit a transfer request after there has been a change in category or investment option limits, you will be subject to the new category and investment option limits for future transactions. If you have an allocation to an investment option for which there has been a change and you submit a transfer request, we will require that you change your allocation instructions on file to comply with the new category and investment option limits if your instructions on file do not comply with the new rules. Any changes to category or investment option limits will not be applicable to subsequent contributions unless you change your allocation instructions or request a transfer. We may make changes to the category and investment option limits due to changes in the options, such as reorganizations or substitutions.


SWITCHING BETWEEN OPTIONS

If you elect the Guaranteed minimum income benefit I - Asset Allocation, your contract will be restricted to Option A (even if you drop the Guaranteed minimum income benefit I - Asset Allocation). If you elect either Guaranteed minimum income benefit and it converts to the Guaranteed withdrawal benefit for life, your contract will be restricted to Option A at the time of the conversion. For more information about allocation changes upon an automatic conversion to the Guaranteed withdrawal benefit for life, see "Automatic conversion" in "Guaranteed withdrawal benefit for life" later in this Prospectus.

If you do not have the Guaranteed minimum income benefit I - Asset Allocation or have not converted to the Guaranteed withdrawal benefit for life, you may select either Option A or Option B. In addition, you may switch between Option A and Option B. There are currently no limits on the number of switches between options, but the Company reserves the right to impose a limit. If you move from one option to another, you are subject to the rules applicable to the new option that are in place at the time of the switch.


YOUR RESPONSIBILITY FOR ALLOCATION DECISIONS

The contract is between you and AXA Equitable. The contract is not an investment advisory account, and AXA Equitable is not providing any investment advice or managing the allocations under your contract. In the absence of a specific written arrangement to the contrary, you, as the owner of the contract, have the sole authority to make investment allocations and other decisions under the contract. If your financial professional is with AXA Advisors, he or she is acting as a broker-dealer registered representative, and is not authorized to act as an investment advisor or to manage the allocations under your contract. If your financial professional is a registered representative with a broker-dealer other than AXA Advisors, you should speak with him/her regarding any different arrangements that may apply.


DOLLAR COST AVERAGING


We offer a variety of dollar cost averaging programs. Under Option A or Option B, you may participate in the special money market dollar cost averaging program. Under Option A, but not Option B, you may participate in one of two Investment simplifier programs or the general dollar cost averaging program. You may only participate in one program at a time. Each program allows you to gradually allocate amounts to available investment options by periodically transferring approximately the same dollar amount to the investment options you select. Under Option A, your dollar cost averaging transfer allocations to the guaranteed interest option cannot exceed 25% of your dollar cost averaging transfer allocations. Under Option B, dollar cost averaging transfer allocations must also meet Custom Selection guidelines. Regular allocations to the variable investment options will cause you to purchase more units if the unit value is low and fewer units if the unit value is high. Therefore, you may get a lower average cost per unit over the long term. This plan of investing, however, does not guarantee that you will earn a profit or be protected against losses. If a transfer occurs on the same day as a rebalancing, the transfer will occur before the rebalancing transaction.


--------------------------------------------------------------------------------
Units measure your value in each variable investment option.
--------------------------------------------------------------------------------

SPECIAL MONEY MARKET DOLLAR COST AVERAGING PROGRAM. You may dollar cost average from the account for special money market dollar cost averaging option (which is part of the EQ/Money Market investment option) into the other investment options. Under Option A, you may allocate some or all of your initial contribution to the program. If you elect to allocate only some of your contribution to the program, the remaining contribution amount will be invested as directed in the investment options available under Option A. For amounts allocated to the program, you may provide allocation instructions different than the


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allocation instructions applicable to the amounts invested directly under Option
A. Under Option B, if you elect the program, 100% of your contributions must be allocated to the program. Under the program, we will transfer account value into the investment options based on the most recent allocation instructions we have received from you. Under both Option A and Option B, your initial allocation to the program must be at least $2,000. Under Option A or Option B, you may allocate a subsequent contribution to an existing program as long as the contribution to the program is at least $250. Contributions into the program must be new contributions. In other words, you may not make transfers from amounts allocated in other investment options to initiate the program.

You may elect to participate in a 3, 6 or 12-month program. Each month, we will transfer your account value in the account for special money market dollar cost averaging into the other investment options you select. Once the time period you selected has expired, you may then select to participate in the special money market dollar cost averaging program for an additional time period if you are still eligible to make contributions under your contract.

Currently, the monthly transfer date from the account for special money market dollar cost averaging option will be the same as your contract date, but not later than the 28th day of the month. For a program selected after application, the first transfer date and each subsequent transfer date will be one month from the date the first contribution is made into the program, but not later than the 28th day of the month. All amounts will be transferred out by the end of the time period in effect.

The only amounts that should be transferred from the account for special money market dollar cost averaging option are your regularly scheduled transfers to the investment options. If you request to transfer or withdraw any other amounts from the account for special money market dollar cost averaging, we will transfer all of the value you have remaining in the account to the investment options according to the allocation percentages we have on file for you. You may cancel your participation in the program at any time by notifying us in writing.

If the Guaranteed minimum income benefit converts to the Guaranteed withdrawal benefit for life, the special money market dollar cost averaging program is not available.


GENERAL DOLLAR COST AVERAGING PROGRAM. Under Option A, if your account value in the EQ/Money Market option is at least $5,000, you may choose, at any time, to have a specified dollar amount or percentage of your value transferred from that option to the other investment options. Under Option A, the investment options to which transfers are made under the program may be different than the investment options you have selected for allocation of your contributions. You can select to have transfers made on a monthly, quarterly or annual basis. The transfer date will be the same calendar day of the month as the contract date, but not later than the 28th day of the month. You can also specify the number of transfers or instruct us to continue making the transfers until all amounts in the EQ/Money Market option have been transferred out. The minimum amount that we will transfer each time is $250.

If, on any transfer date, your value in the EQ/Money Market option is equal to or less than the amount you have elected to have transferred, the entire amount will be transferred. The general dollar cost averaging program will then end. You may change the transfer amount once each contract year or cancel this program at any time.

INVESTMENT SIMPLIFIER. Under Option A, we offer two Investment simplifier options which are dollar cost averaging programs. You may not participate in an Investment simplifier option when you are participating in the special money market dollar cost averaging program or the general dollar cost averaging program. The Investment simplifier options are not available under Option B.


Fixed-dollar option. Under this option, you may elect to have a fixed-dollar amount transferred out of the guaranteed interest option and into the investment options available under Option A. Transfers may be made on a monthly, quarterly or annual basis. You can specify the number of transfers or instruct us to continue to make transfers until all available amounts in the guaranteed interest option have been transferred out.

In order to elect the fixed-dollar option, you must have a minimum of $5,000 in the guaranteed interest option on the date we receive your election form at our processing office. The transfer date will be the same calendar day of the month as the contract date but not later than the 28th day of the month. The minimum transfer amount is $50. The fixed-dollar option is subject to the guaranteed interest option transfer limitations described under "Transferring your account value" in "Transferring your money among investment options" later in this Prospectus. While the program is running, any transfer that exceeds those limitations will cause the program to end for that contract year. You will be notified. You must send in a request form to resume the program in the next or subsequent contract years.

If, on any transfer date, your value in the guaranteed interest option is equal to or less than the amount you have elected to have transferred, the entire amount will be transferred, and the program will end. You may change the transfer amount once each contract year or cancel this program at any time.

Interest sweep option. Under this option, you may elect to have monthly transfers from amounts in the guaranteed interest option into the investment options available under Option A. The transfer date will be the last business day of the month. The amount we will transfer will be the interest credited to amounts you have in the guaranteed interest option from the last business day of the prior month to the last business day of the current month. You must have at least $7,500 in the guaranteed interest option on the date we receive your election. We will automatically cancel the interest sweep program if the amount in the guaranteed interest option is less than $7,500 on the last day of the month for two months in a row. For the interest sweep option, the first monthly transfer will occur on the last business day of the month following the month that we receive your election form at our processing office.

INTERACTION OF DOLLAR COST AVERAGING AND INVESTMENT SIMPLIFIER WITH OTHER CONTRACT FEATURES AND BENEFITS

You may only participate in one dollar cost averaging program at a time. See "Transferring your money among investment options" later in this Prospectus. If your Guaranteed minimum income benefit converts to the Guaranteed withdrawal benefit for life, that will terminate


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any dollar cost averaging program you have in place at the time, and may limit your ability to elect a new dollar cost averaging program after conversion. See "Guaranteed withdrawal benefit for life ("GWBL")" later in this Prospectus. Also, for information on how the dollar cost averaging program you select may affect certain guaranteed benefits see "Guaranteed minimum death benefit and Guaranteed minimum income benefit base" below.

We do not deduct a transfer charge for any transfer made in connection with our dollar cost averaging and Investment Simplifier programs. Not all dollar cost averaging programs are available in all states. See Appendix VI later in this Prospectus for more information on state availability.


CREDITS

A credit will also be allocated to your account value at the same time that we allocate your contribution. Credits are allocated to the same investment options based on the same percentages used to allocate your contributions. The credit amounts attributable to your contributions are not included for purposes of calculating any of the guaranteed benefits.

The amount of the credit will be 4% or 5% of each contribution based on the following breakpoints and rules:


-----------------------------------------------------------
                                       Credit percentage
   First year total contributions         applied to
            Breakpoints                 contributions
-----------------------------------------------------------
Less than $350,000                           4%
-----------------------------------------------------------
$350,000 or more                             5%
-----------------------------------------------------------


The percentage of the credit is based on your total first year contributions. This credit percentage will be credited to your initial contribution and each additional contribution made in the first contract year (after adjustment as described below). For QP contracts only, the credit percentage will also be credited for contributions in the second and later contract years. Please note that we may discontinue acceptance of contributions, including within the first contract year. The credit will apply to additional contributions only to the extent that the sum of that contribution and prior contributions to which no credit was applied exceeds the total withdrawals made from the contract since the issue date. The credit will not be applied in connection with a partial conversion of a traditional IRA contract to a Roth IRA contract.


Although the credit, as adjusted at the end of the first contract year, will be based upon first year total contributions, the following rules affect the percentage with which contributions made in the first contract year are credited during the first contract year:

     o Indication of intent: If you indicate in the application at the time you purchase your contract an intention to make additional contributions to meet one of the breakpoints (the "Expected First Year Contribution Amount") and your initial contribution is at least 50% of the Expected First Year Contribution Amount, your credit percentage will be as follows:

     o For any contributions resulting in total contributions to date less than or equal to your Expected First Year Contribution Amount, the credit percentage will be the percentage that applies to the Expected First Year Contribution Amount based on the table above.

     o For any subsequent contribution that results in your total contri butions to date exceeding your Expected First Year Contribution Amount, such that the credit percentage should have been higher, we will increase the credit percentage applied to that contribution, as well as any prior or subsequent contributions made in the first contract year, accordingly.

     o If at the end of the first contract year your total contributions were lower than your Expected First Year Contribution Amount such that the credit applied should have been lower, we will recover any Excess Credit. The Excess Credit is equal to the difference between the credit that was actually applied based on your Expected First Year Contribution Amount (as applicable) and the credit that should have been applied based on first year total contributions.


     o Upon advance notice to you, we may discontinue acceptance of contributions within the first contract year. Therefore, you may have less than a year to reach your Expected First Year Contribution Amount. We would recover any Excess Credit at the end of the first contract year.


o    No indication of intent:

     o For your initial contribution (if available in your state) we will apply the credit percentage based upon the above table.

     o For any subsequent contribution that results in a higher appli cable credit percentage (based on total contributions to date), we will increase the credit percentage applied to that contribution, as well as any prior or subsequent contributions made in the first contract year, accordingly.

In addition to the recovery of any Excess Credit, we will recover all of the credit or a portion of the credit in the following situations:

o If you exercise your right to cancel the contract, we will recover the entire credit made to your contract (see "Your right to cancel within a certain number of days" later in this Prospectus)(1)

o If you start receiving annuity payments within three years of making any contribution, we will recover the credit that applies to any contribution made within the prior three years. Please see Appendix VI later in this Prospectus for information on state variations.

o If the owner (or older joint owner, if applicable) dies during the one-year period following our receipt of a contribution to which a credit was applied, we will recover the amount of such Credit.

We will recover any credit on a pro rata basis from the value in your variable investment options and guaranteed interest option. If there is insufficient value or no value in the variable investment options and guaranteed interest option, any additional amount of the withdrawal

----------------------
(1) The amount we return to you upon exercise of this right to cancel will not include any credit or the amount of charges deducted prior to cancellation but will reflect, except in states where we are required to return the amount of your contributions, any investment gain or loss in the variable investment options associated with your contributions and with the full amount of the credit.


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required or the total amount of the withdrawal will be withdrawn from the account for special money market dollar cost averaging.

We do not consider credits to be contributions for purposes of any discussion in this Prospectus. We do not include credits in calculating any of your benefit bases under the contract, except to the extent that any benefit base increases as the result of an annual ratchet based on an increase in your account value, which does include credits. Credits are also not considered to be part of your investment in the contract for tax purposes.


We use a portion of the mortality and expense risks charge and withdrawal charge to help recover our cost of providing the credit. We expect to make a profit from these charges. See "Charges and expenses" later in this Prospectus. The charge associated with the credit may, over time, exceed the sum of the credit and any related earnings. While we cannot state with any certainty when this will happen, we believe that it is likely that if you hold your Accumulator(R) Plus(SM) contract for 20 years, you may be better off in a contract without a credit, and with a lower mortality and expense risk charge. Your actual results will depend on the investment returns on your contract. Therefore, if you plan to hold the contract for an extended period of time, you may wish to consider purchasing a contract that does not include a credit. You should consider this possibility before purchasing the contract.



GUARANTEED MINIMUM DEATH BENEFIT AND GUARANTEED MINIMUM INCOME BENEFIT BASE

The Guaranteed minimum death benefit base and Guaranteed minimum income benefit base (hereinafter, in this section called your "benefit base") are used to calculate the Guaranteed minimum income benefit and the death benefits, as described in this section. The benefit base for a Guaranteed minimum income benefit and an enhanced death benefit will be calculated as described below in this section whether these options are elected individually or in combination. Your benefit base is not an account value or a cash value. See also "Guaranteed minimum income benefit" and "Guaranteed minimum death benefit" below.

If you add a Guaranteed minimum income benefit to your contract after issue, we will calculate each of the benefit bases described in this section using your account value on the contract date anniversary the Guaranteed minimum income benefit becomes effective under your contract (the "GMIB effective date") rather than your initial contribution, for purposes of determining the Guaranteed minimum income benefit. See "Adding the Guaranteed minimum income benefit after issue" later in this section. When we describe withdrawals and additional contributions in this section, we mean withdrawals and additional contributions made after the GMIB effective date.


As discussed immediately below, when calculating your Guaranteed minimum income benefit and Guaranteed minimum death benefit, one of your benefit bases may apply: (1) the Standard death benefit is based on the Standard death benefit benefit base; (2) the Annual Ratchet to age 80 enhanced death benefit is based on the Annual Ratchet to age 80 benefit base; (3) Greater of 4% Roll-Up to age 80 or Annual Ratchet to age 80 for the "Greater of" GMDB I enhanced death benefit AND GMIB I - Asset Allocation are based on the 4% Roll-Up to age 80 benefit base and the Annual Ratchet to age 80 benefit base; or (4) Greater of 4% Roll-Up to age 80 or the Annual Ratchet to age 80 for the "Greater of" GMDB II enhanced death benefit AND GMIB II - Custom Selection are based on the 4% Roll-Up to age 80 benefit base and the Annual Ratchet to age 80 benefit base. The Guaranteed minimum death benefits under options 3 and 4 are collectively referred to as the "Greater of" enhanced death benefits.



STANDARD DEATH BENEFIT

Your benefit base is equal to:

o    your initial contribution and any additional contributions to the contract;
     less

o a deduction that reflects any withdrawals you make (including any applicable withdrawal charges). The amount of this deduction is described under "How withdrawals affect your Guaranteed minimum income benefit and Guaranteed minimum death benefit" in "Accessing your money" later in this Prospectus. The amount of any withdrawal charge is described under "Withdrawal charge" in "Charges and expenses" later in the Prospectus.



4% ROLL-UP TO AGE 80 BENEFIT BASE
(USED FOR THE "GREATER OF" GMDB I ENHANCED DEATH BENEFIT, "GREATER OF" GMDB II ENHANCED DEATH BENEFIT, GMIB I - ASSET ALLOCATION AND GMIB II - CUSTOM SELECTION


Your benefit base is equal to:

o    your initial contribution and any additional contributions to the contract;
     plus

o    daily roll-up; less

o a deduction that reflects any withdrawals you make (including any applicable withdrawal charges). The amount of this deduction is described under "How withdrawals affect your Guaranteed minimum income benefit and Guaranteed minimum death benefit" in "Accessing your money" and the section entitled "Charges and expenses" later in this Prospectus. The amount of any withdrawal charge is described under "Withdrawal charge" in "Charges and expenses" later in the Prospectus.

The effective annual roll-up rate credited to this benefit base is:


o 4% with respect to the variable investment options (including amounts allocated to the account for special money market dollar cost averaging, but excluding all other amounts allocated to the EQ/Money Market); the effective annual rate may be 4% in some states. Please see Appendix VI later in this Prospectus to see what applies in your state; and


o 2% with respect to the EQ/Money Market, the guaranteed interest option and the loan reserve account under Rollover TSA (if applicable).

Each daily roll-up is included in the benefit base for purposes of calculating the daily roll-up the next day, so the benefit base compounds daily at the effective annual rate noted above.


The benefit base stops rolling up on the contract date anniversary following the owner's (or older joint owner's, if applicable) 80th birthday.



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See Appendix III for an example of the relationship between the benefit base calculated based on the 4% Roll-Up to age 80 and a hypothetical account value.


ANNUAL RATCHET TO AGE 80 BENEFIT BASE
(USED FOR THE ANNUAL RATCHET TO AGE 80 ENHANCED DEATH BENEFIT, "GREATER OF" GMDB I OR "GREATER OF" GMDB II ENHANCED DEATH BENEFIT AND FOR THE CORRESPONDING GUARANTEED MINIMUM INCOME BENEFIT)

If you have not taken a withdrawal from your contract, your benefit base is equal to the greater of either:

o your initial contribution to the contract (plus any additional contributions),
                                       or

o your highest account value on any contract date anniversary up to the contract date anniversary following the owner's (or older joint owner's, if applicable) 80th birthday (plus any contributions made since the most recent Annual Ratchet).

If you take a withdrawal from your contract, your benefit base will be reduced as described under "How withdrawals affect your Guaranteed minimum income benefit and Guaranteed minimum death benefit" in "Accessing your money" later in this Prospectus. The amount of any withdrawal charge is described under "Withdrawal charge" in "Charges and expenses" later in this Prospectus. After such withdrawal, your benefit base is equal to the greater of either:

o your benefit base immediately following the most recent withdrawal (plus any additional contributions made after the date of such withdrawal),
                                      or

o your highest account value on any contract date anniversary after the date of the most recent withdrawal, up to the contract date anniversary following the owner's (or older joint owner's, if applicable) 80th birthday (plus any contributions made since the most recent Annual Ratchet after the date of such withdrawal).

See Appendix III for an example of the relationship between the benefit base calculated based on the Annual Ratchet to age 80 and a hypothetical account value.


"GREATER OF" GMDB I ENHANCED DEATH BENEFIT, "GREATER OF" GMDB II ENHANCED DEATH BENEFIT, GMIB I - ASSET ALLOCATION AND GMIB II - CUSTOM SELECTION BENEFIT BASES


Your benefit base is equal to the greater of the benefit base computed for 4% Roll-Up to age 80 or the benefit base computed for the Annual Ratchet to age 80, as described immediately above, on each contract date anniversary. For the Guaranteed minimum income benefit, the benefit base is reduced by any applicable withdrawal charge remaining when the option is exercised. For more information, see "Withdrawal charge" in "Charges and expenses" later in this Prospectus.

ROLL-UP BENEFIT BASE RESET. As described in this section, you will be eligible to reset your Guaranteed minimum income benefit Roll-Up benefit base on certain contract date anniversaries. The reset amount will equal the account value as of the contract date anniversary on which you reset your Roll-Up benefit base. The Roll-Up continues to age 80 on any reset benefit base.

If you elect GMIB I - Asset Allocation with or without the "Greater of" GMDB I enhanced death benefit, you are eligible to reset the Roll-Up benefit base for these guaranteed benefits to equal the account value on any contract date anniversary starting with your second contract date anniversary and ending with the contract date anniversary following your 80th birthday.

If you elect GMIB II - Custom Selection with or without the "Greater of" GMDB II enhanced death benefit, you are eligible to reset the Roll-Up benefit base for these guaranteed benefits to equal the account value on any contract date anniversary starting with your second contract date anniversary and ending with the contract date anniversary following your 80th birthday.

If you elect both a "Greater of" enhanced death benefit and a Guaranteed minimum income benefit, the Roll-Up benefit bases for both are reset simultaneously when you request a Roll-Up benefit base reset. You cannot elect a Roll-Up benefit base reset for one benefit and not the other.


We will send you a notice in the annual statement each year that the Roll-Up benefit base is eligible to be reset, and you will have 30 days from your contract date anniversary to reset your Roll-Up benefit base. If your request to reset your Roll-Up benefit base is received at our processing office more than 30 days after your contract date anniversary, your Roll-Up benefit base will reset on the next contract date anniversary on which you are eligible for a reset. You may choose one of the three available reset methods: one-time reset option, automatic annual reset program or automatic customized reset program.

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ONE-TIME RESET OPTION - resets your Roll-Up benefit base on a single contract date anniversary.

AUTOMATIC ANNUAL RESET PROGRAM - automatically resets your Roll-Up benefit base on each contract date anniversary you are eligible for a reset.

AUTOMATIC CUSTOMIZED RESET PROGRAM - automatically resets your Roll-Up benefit base on each contract date anniversary, if eligible, for the period you designate.
--------------------------------------------------------------------------------


If you wish to cancel your elected reset program, your request must be received by our processing office at least 30 days prior to your contract date anniversary to terminate your reset program for such contract date anniversary. Cancellation requests received after this deadline will be applied the following year. A reset cannot be cancelled after it has occurred. For more information, see "How to reach us" earlier in this Prospectus. If you die before the contract date anniversary following age 80 and your spouse continues the contract, the benefit base will be eligible to be reset on each contract date anniversary, as described above.

If you elect to reset your Roll-Up benefit bases, we may increase the charge for the Guaranteed minimum income benefit and the "Greater of" enhanced death benefit. There is no charge increase for the Annual Ratchet to age 80 enhanced death benefit. See both "Guaranteed



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minimum death benefit charge" and "Guaranteed minimum income benefit charge" in "Charges and expenses" later in this Prospectus for more information.


It is important to note that once you have reset your Roll-Up benefit base, a new waiting period to exercise the Guaranteed minimum income benefit will apply from the date of the reset. See "Exercise rules" under "Guaranteed minimum income benefit" and "How withdrawals affect your Guaranteed minimum income benefit and Guaranteed minimum death benefit" under "Accessing your money" below for more information. Please note that in almost all cases, resetting your Roll-Up benefit base will lengthen the exercise waiting period. Also, even when there is no additional charge when you reset your Roll-Up benefit base, the total dollar amount charged on future contract date anniversaries may increase as a result of the reset since the charges may be applied to a higher benefit base than would have been otherwise applied. See "Charges and expenses" later in this Prospectus.


If you are a traditional IRA, TSA or QP contract owner, before you reset your Roll-Up benefit base, please consider the effect of the waiting period on your requirement to take lifetime required minimum distributions with respect to the contract. If you convert from a QP or TSA contract to an IRA, your waiting period for the reset under the IRA contract will include any time that you were a participant under the QP or TSA contract. If you must begin taking lifetime required minimum distributions during the 10-year waiting period, you may want to consider taking the annual lifetime required minimum distribution calculated for the contract from another permissible contract or funding vehicle that you maintain. See "Lifetime required minimum distribution withdrawals" and "How withdrawals affect your Guaranteed minimum income benefit and Guaranteed minimum death benefit" in "Accessing your money." Also, see "Required minimum distributions" under "Individual retirement arrangements (IRAs)" and "Tax-sheltered annuity contracts (TSAs)" in "Tax information" and Appendix II -- "Purchase considerations for QP Contracts" later in this Prospectus.



ANNUITY PURCHASE FACTORS

Annuity purchase factors are the factors applied to determine your periodic payments under the Guaranteed minimum income benefit and annuity payout options. The Guaranteed minimum income benefit is discussed under "Guaranteed minimum income benefit option" below and annuity payout options are discussed under "Your annuity payout options" in "Accessing your money" later in this Prospectus. Annuity purchase factors are based on interest rates, mortality tables, frequency of payments, the form of annuity benefit, and the owner's (and any joint owner's) age and sex in certain instances. We may provide more favorable current annuity purchase factors for the annuity payout options.


GUARANTEED MINIMUM INCOME BENEFIT

This section describes the Guaranteed minimum income benefit ("GMIB") if you elect it at issue. If you add the benefit to your contract after issue, certain additional requirements apply, and the way the benefit is calculated may differ from how it is calculated if you elect it at issue. See "Adding the Guaranteed minimum income benefit after issue" later in this section.

The Guaranteed minimum income benefit is available to owners ages 20-70.

You may elect one of the following:


o The Guaranteed minimum income benefit I - Asset Allocation that includes the 4% Roll-Up benefit base ("GMIB I - Asset Allocation").

o The Guaranteed minimum income benefit II - Custom Selection that includes the 4% Roll-Up benefit base ("GMIB II - Custom Selection").

Both options include the ability to reset your Guaranteed minimum income benefit base. See "Roll-Up benefit base reset" earlier in this section. Under GMIB I - Asset Allocation, you are restricted to the investment options available under Option A - Asset Allocation. Under GMIB II - Custom Selection, you can choose either Option A - Asset Allocation or Option B - Custom Selection.

If you elect the Guaranteed minimum income benefit I - Asset Allocation, you may elect the Standard death benefit, Annual Ratchet to age 80 enhanced death benefit, or the "Greater of" GMDB I enhanced death benefit. You may not elect the "Greater of" GMDB II enhanced death benefit.

If you elect the Guaranteed minimum income benefit II--Custom Selection, you may elect the Standard death benefit, Annual Ratchet to age 80 enhanced death benefit, or the "Greater of" GMDB II enhanced death benefit. You may not elect the "Greater of" GMDB I enhanced death benefit.


If the contract is jointly owned, the guaranteed minimum income benefit will be calculated on the basis of the older owner's age. There is an additional charge for the Guaranteed minimum income benefit which is described under "Guaranteed minimum income benefit charge" in "Charges and expenses" later in this Prospectus.

If the owner was older than age 60 at the time an IRA, QP or Rollover TSA contract was issued or the Guaranteed minimum income benefit was added to the contract, the Guaranteed minimum income benefit may not be an appropriate feature because the minimum distributions required by tax law generally must begin before the Guaranteed minimum income benefit can be exercised. See "How withdrawals affect your Guaranteed minimum income benefit and Guaranteed minimum death benefit" in "Accessing your money" later in this Prospectus.

If you elect the Guaranteed minimum income benefit option and change ownership of the contract, this benefit will automatically terminate, except under certain circumstances. See "Transfers of ownership, collateral assignments, loans and borrowing" in "More information," later in this Prospectus for more information.


The Guaranteed minimum income benefit guarantees you a minimum amount of fixed income under your choice of a life annuity fixed payout option or a life with a period certain payout option. You choose which of these payout options you want and whether you want the option to be paid on a single or joint life basis at the time you exercise



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your Guaranteed minimum income benefit. The maximum period certain available under the life with a period certain payout option is 10 years.

We may also make other forms of payout options available. For a description of payout options, see "Your annuity payout options" in "Accessing your money" later in this Prospectus.

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The Guaranteed minimum income benefit should be regarded as a safety net only.
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When you exercise the Guaranteed minimum income benefit, the annual lifetime income that you will receive will be the greater of (i) your Guaranteed minimum income benefit which is calculated by applying your Guaranteed minimum income benefit base, less any applicable withdrawal charge remaining, to guaranteed annuity purchase factors, or (ii) the income provided by applying your account value to our then current annuity purchase factors. For Rollover TSA only, we will subtract from the Guaranteed minimum income benefit base or account value any outstanding loan, including interest accrued but not paid. You may also elect to receive monthly or quarterly payments as an alternative. If you elect monthly or quarterly payments, the aggregate payments you receive in a contract year will be less than what you would have received if you had elected an annual payment, as monthly and quarterly payments reflect the time value of money with regard to both interest and mortality. The benefit base is applied only to the guaranteed annuity purchase factors under the Guaranteed minimum income benefit in your contract and not to any other guaranteed or current annuity purchase rates. The amount of income you actually receive will be determined when we receive your request to exercise the benefit.

When you elect to receive annual lifetime income, your contract (including its death benefit and any account or cash values) will terminate and you will receive a new contract for the annuity payout option. For a discussion of when your payments will begin and end, see "Exercise of Guaranteed minimum income benefit" below.


Before you elect the Guaranteed minimum income benefit, you should consider the fact that it provides a form of insurance and is based on conservative actuarial factors. Therefore, even if your account value is less than your benefit base, you may generate more income by applying your account value to current annuity purchase factors. We will make this comparison for you when the need arises.

GUARANTEED MINIMUM INCOME BENEFIT "NO LAPSE GUARANTEE". In general, if your account value falls to zero (except as discussed below) the Guaranteed minimum income benefit will be exercised automatically, based on the owner's (or older joint owner's, if applicable) current age and benefit base as follows:


o You will be issued a supplementary contract based on a single life with a maximum 10 year period certain. Payments will be made annually starting one year from the date the account value fell to zero. Upon exercise, your contract (including its death benefit and any account or cash values) will terminate.


o You will have 30 days from when we notify you to change the payout option and/or the payment frequency.

Please note that we will not automatically exercise the Guaranteed minimum income benefit, as described above, if you have a TSA contract and withdrawal restrictions apply.

The no lapse guarantee will terminate under the following circumstances:


o If your aggregate withdrawals during any contract year exceed 4% of the Roll-Up benefit base (as of the beginning of the contract year or in the first contract year, for contracts in which the Guaranteed minimum income benefit is elected at issue, all contributions received in the first 90 days);

o Upon the contract date anniversary following the owner (or older joint owner, if applicable) reaching age 80.

Please note that if you participate in our Automatic RMD service, an automatic withdrawal under that program will not cause the no lapse guarantee to terminate even if a withdrawal causes your total contract year withdrawals to exceed 4% of your Roll-Up benefit base at the beginning of the contract year.


EXERCISE OF GUARANTEED MINIMUM INCOME BENEFIT. On each contract date anniversary that you are eligible to exercise the Guaranteed minimum income benefit, we will send you an eligibility notice illustrating how much income could be provided as of the contract date anniversary. You must notify us within 30 days following the contract date anniversary if you want to exercise the Guaranteed minimum income benefit. You must return your contract to us along with all required information within 30 days following your contract date anniversary in order to exercise this benefit. Upon exercise of the Guaranteed minimum income benefit, the owner (or older joint owner, if applicable) will become the annuitant, and the contract will be annuitized on the basis of the annuitant's life. You will begin receiving annual payments one year after the annuity payout contract is issued. If you choose monthly or quarterly payments, you will receive your payment one month or one quarter after the annuity payment contract is issued. You may choose to take a withdrawal prior to exercising the Guaranteed minimum income benefit, which will reduce your payments. You may not partially exercise this benefit. See "Accessing your money" under "Withdrawing your account value" later in this Prospectus. Payments end with the last payment before the annuitant's (or joint annuitant's, if applicable) death, or if later, the end of the period certain (where the payout option chosen includes a period certain).


EXERCISE RULES. The latest date you may exercise the Guaranteed minimum income benefit is the 30th day following the contract date anniversary following your 80th birthday. Withdrawal charges will not apply when the Guaranteed minimum income benefit is exercised at age 80. Other options are available to you on the contract anniversary following your 80th birthday. See "Guaranteed withdrawal benefit for life ("GWBL")" later in this Prospectus. In addition, eligibility to exercise the Guaranteed minimum income benefit is based on the owner's (or older joint owner's, if applicable) age as follows:


o If you were at least age 20 and no older than age 44 when the contract was issued or on the GMIB effective date, you are eligible to exercise the Guaranteed minimum income benefit within 30 days following each contract date anniversary beginning with the 15th contract date anniversary or GMIB effective date anniversary.


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o If you were at least age 45 and no older than age 49 when the contract was issued or on the GMIB effective date, you are eligible to exercise the Guaranteed minimum income benefit within 30 days following each contract date anniversary after age 60.

o If you were at least age 50 and no older than age 70 when the contract was issued or on the GMIB effective date, you are eligible to exercise the Guaranteed minimum income benefit within 30 days following each contract date anniversary beginning with the 10th contract date anniversary or GMIB effective date anniversary.

Please note:


(i) if you elected to add the Guaranteed minimum income benefit when you were age 70 or older or the Roll-Up benefit base was reset when you were between the ages of 70 and 80, the only time you may exercise the Guaranteed minimum income benefit is within 30 days following the contract date anniversary following your attainment of age 80;


(ii) for Accumulator(R) Plus(SM) QP contracts, the Plan participant can exercise the Guaranteed minimum income benefit only if he or she elects to take a distribution from the Plan and, in connection with this distribution, the Plan's trustee changes the ownership of the contract to the participant. This effects a rollover of the Accumulator(R) Plus(SM) QP contract into an Accumulator(R) Plus(SM) Rollover IRA. This process must be completed within the 30-day timeframe following the contract date anniversary in order for the Plan participant to be eligible to exercise, However, if the Guaranteed minimum income benefit is automatically exercised as a result of the no lapse guarantee, a rollover into an IRA will not be effected and payments will be made directly to the trustee;

(iii) since no partial exercise is permitted, owners of defined benefit QP contracts who plan to change ownership of the contract to the participant must first compare the participant's lump sum benefit amount and annuity benefit amount to the Guaranteed minimum income benefit amount and account value, and make a withdrawal from the contract if necessary. See "How withdrawals affect your Guaranteed minimum income benefit and Guaranteed minimum death benefit" in "Accessing your money" later in this Prospectus.


(iv) for Accumulator(R) Plus(SM) Rollover TSA contracts, you may exercise the Guaranteed minimum income benefit only if you effect a rollover of the TSA contract to an Accumulator(R) Plus(SM) Rollover IRA. This may only occur when you are eligible for a distribution from the TSA. This process must be completed within the 30-day timeframe following the contract date anniversary in order for you to be eligible to exercise;


(v) if you reset the Roll-Up benefit base (as described earlier in this section), your new exercise date will be the tenth contract date anniversary following the reset or, if later, the earliest date you would have been permitted to exercise without regard to the reset, but in no event will it be later than the contract date anniversary following age
       80. Please note that in most cases, resetting your Roll-Up benefit base will lengthen the waiting period;

(vi) a spouse beneficiary or younger spouse joint owner under Spousal continuation may only continue the Guaranteed minimum income benefit if the contract is not past the last date on which the original owner could have exercised the benefit. In addition, the spouse beneficiary or younger spouse joint owner must be eligible to continue the benefit and to exercise the benefit under the applicable exercise rule (described in the above bullets) using the following additional rules. The spouse beneficiary or younger spouse joint owner's age on the date of the owner's death replaces the owner's age at issue or on the GMIB effective date, if the Guaranteed minimum income benefit is added after issue, for purposes of determining the availability of the benefit and which of the exercise rules applies. For example, if an owner is age 70 at issue, and he dies at age 79, and the spouse beneficiary is 86 on the date of his death, she will not be able to exercise the Guaranteed minimum income benefit, even though she was 77 at the time the contract was issued, because eligibility is measured using her age at the time of the owner's death, not her age on the issue date. The original contract issue date (or GMIB effective date) will continue to apply for purposes of the exercise rules.


(vii) if the contract is jointly owned, you can elect to have the Guaranteed minimum income benefit paid either: (a) as a joint life benefit or (b) as a single life benefit paid on the basis of the older owner's age; and

(viii) if the contract is owned by a trust or other non-natural person, eligibility to elect or exercise the Guaranteed minimum income benefit is based on the annuitant's (or older joint annuitant's, if applicable) age, rather than the owner's.

See "Effect of the owner's death" under "Payment of death benefit" later in this Prospectus for more information.

Please see both "Insufficient account value" in "Determining your contract's value" and "How withdrawals affect your Guaranteed minimum income benefit and Guaranteed minimum death benefit" in "Accessing your money" and the section entitled "Charges and expenses" later in this Prospectus for more information on these guaranteed benefits.


ADDING THE GUARANTEED MINIMUM INCOME BENEFIT AFTER ISSUE


You may be eligible to add the Guaranteed minimum income benefit to your contract after issue (subject to the requirements described below) so long as:
(i) no more than three months have elapsed since your contract was issued, or
(ii) we continue to offer the Guaranteed minimum income benefit, in the form described earlier in this section, including the maximum charge and the roll-up rate, in the state in which your contract was issued. Check with your financial professional to see whether we are still offering this version of the Guaranteed minimum income benefit in your state.


If you add the Guaranteed minimum income benefit after issue, it will function as described earlier in this section, under "Guaranteed minimum income benefit", with certain exceptions:

o The owner (and joint owner, if any) must be between the ages of 20 and 74 on the date we receive your election form at our processing office in good order (the "GMIB addition date").


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o The Guaranteed minimum income benefit will become effective under your contract on the contract date anniversary that follows the GMIB addition date (the "GMIB effective date"). If the GMIB addition date is a contract date anniversary, the GMIB effective date will be that date as well.

o Your initial Guaranteed minimum income benefit base will be equal to the account value on the GMIB effective date. Subsequent adjustments to your Guaranteed minimum income benefit base will be calculated as described above in the section "Guaranteed minimum death benefit and Guaranteed minimum income benefit base" earlier in this Prospectus.


o If you elected Guaranteed minimum income benefit I - Asset Allocation at issue, you may not later drop that benefit to add the Guaranteed minimum income benefit II - Custom Selection. If you elected Guaranteed minimum income benefit II - Custom Selection at issue, you may not later drop that benefit to add the Guaranteed minimum income benefit I - Asset Allocation.



o If you have collaterally assigned all or a portion of the value of your NQ contract, you must terminate the collateral assignment before you elect the Guaranteed minimum income benefit. See "Transfers of ownership, collateral assignments, loans and borrowing" in "More information" later in this Prospectus.


DROPPING THE GUARANTEED MINIMUM INCOME BENEFIT AFTER ISSUE

You may drop the Guaranteed minimum income benefit from your contract after issue, subject to the following restrictions:

o You may not drop the Guaranteed minimum income benefit if there are any withdrawal charges in effect under your contract, including withdrawal charges applicable to subsequent contributions.

o If you add the Guaranteed minimum income benefit after your contract is issued, you may not drop the benefit until the latest of: (1) the expiration of any withdrawal charges in effect under your contract, (2) the contract date anniversary following the GMIB effective date, and (3) four years from the date that the contract was issued.

o The Guaranteed minimum income benefit will be dropped from your contract on the date we receive your election form at our processing office in good order. If you drop the Guaranteed minimum income benefit on a date other than a contract date anniversary, we will deduct a pro rata portion of the Guaranteed minimum income benefit charge for the contract year on that date.


o If you elect the "Greater of" GMDB I or "Greater of" GMDB II and the corresponding Guaranteed minimum income benefit, and subsequently drop the Guaranteed minimum income benefit prior to age 80, we will no longer deduct the Guaranteed minimum income benefit charge. We will also automatically terminate the Guaranteed minimum death benefit charge and apply the standard death benefit.


If a benefit has been dropped, you will receive a letter confirming that the benefit has been dropped. If you drop the Guaranteed minimum income benefit you will not be permitted to add the Guaranteed minimum income benefit to your contract again. See "Guaranteed minimum death benefit" below for more information regarding how dropping the Guaranteed minimum income benefit will affect the Guaranteed minimum death benefit.


GUARANTEED MINIMUM DEATH BENEFIT

Your contract provides a Standard death benefit. If you do not elect one of the enhanced death benefits described below when your contract is issued, the death benefit is equal to your account value as of the date we receive satisfactory proof of death, any required instructions for the method of payment, information and forms necessary to effect payment, OR the Standard death benefit, whichever provides the higher amount. The Standard death benefit is equal to your total contributions, adjusted for withdrawals (and any associated withdrawal charges). The Standard death benefit is available to all owners.


If you elect one of the enhanced death benefits, the death benefit is equal to your account value as of the date we receive satisfactory proof of the owner's (or older joint owner's, if applicable) death, any required instructions for the method of payment, information and forms necessary to effect payment, or your elected enhanced death benefit on the date of the owner's (or older joint owner's, if applicable) death, adjusted for subsequent withdrawals (and associated withdrawal charges), whichever provides the higher amount. Once your contract is issued, you may not change or voluntarily terminate your death benefit. However, dropping a Guaranteed minimum income benefit can cause a "Greater of" enhanced death benefit to also be dropped. Please see below and "Payment of death benefit" later in this Prospectus for more information.

You may choose from three enhanced death benefit options:

o    Annual Ratchet to age 80;

o The "Greater of" GMDB I: Greater of 4% Roll-Up to age 80 or Annual Ratchet to age 80 (available only if elected in connection with the Guaranteed minimum income benefit I - Asset Allocation); and

o The "Greater of" GMDB II: Greater of 4% Roll-Up to age 80 or Annual Ratchet to age 80 (available only if elected in connection with the Guaranteed minimum income benefit II - Custom Selection).

The Annual Ratchet to age 80 enhanced death benefit can be elected by itself. Each "Greater of" enhanced death benefit is available only with the corresponding Guaranteed minimum income benefit. Therefore, the "Greater of" GMDB I enhanced death benefit can only be elected if you also elect the Guaranteed minimum income benefit I - Asset Allocation. The "Greater of" GMDB II enhanced death benefit can only be elected if you also elect the Guaranteed minimum income benefit II - Custom Selection. Each enhanced death benefit has an additional charge. There is no additional charge for the Standard death benefit.

If you elect to drop the Guaranteed minimum income benefit before the contract date anniversary following age 80, the "Greater of" enhanced death benefit will be dropped automatically.



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If the Guaranteed minimum income benefit is dropped without converting to the Guaranteed withdrawal benefit for life within 30 days of the contract date anniversary following age 80, then the "Greater of" enhanced death benefit will be retained, along with the associated charges and withdrawal treatment. If a benefit has been dropped, you will receive a letter confirming that the drop has occurred. See "Dropping the Guaranteed minimum income benefit after issue" earlier in this section for more information.

If the "Greater of" enhanced death benefit is dropped, your death benefit value will be what the value of the Standard Death Benefit would have been if the Standard Death Benefit were elected at issue. If the "Greater of" enhanced death benefit is dropped on a contract anniversary, charges will be taken, but will not be taken on future contract date anniversaries. If the "Greater of" enhanced death benefit is not dropped on a contract anniversary, then the pro rata portion of the fees will be charged before future charges become non-applicable.


If you elect one of the enhanced death benefit options described above and change ownership of the contract, generally the benefit will automatically terminate, except under certain circumstances. If this occurs, any enhanced death benefit elected will be replaced automatically with the Standard death benefit. See "Transfers of ownership, collateral assignments, loans and borrowing" in "More information" later in this Prospectus for more information.


Subject to state availability (see Appendix VI later in this Prospectus for state availability of these benefits), your age at contract issue, and your contract type, you may elect one of the enhanced death benefits described above.

For contracts with non-natural owners, the available death benefits are based on the annuitant's age.

Each enhanced death benefit is equal to its corresponding benefit base described earlier in "Guaranteed minimum death benefit and Guaranteed minimum income benefit base." Once you have made your enhanced death benefit election, you may not change it.

If you purchase the "Greater of" enhanced death benefit with the Guaranteed minimum income benefit, you will be eligible to reset your Roll-Up benefit base. See "Roll-Up benefit base reset" earlier in this section.

Please see both "Insufficient account value" in "Determining your contract's value" and "How withdrawals affect your Guaranteed minimum income benefit and Guaranteed minimum death benefit" in "Accessing your money" and the section entitled "Charges and expenses" later in this Prospectus for more information on these guaranteed benefits.

See Appendix III later in this Prospectus for an example of how we calculate an enhanced death benefit.


EARNINGS ENHANCEMENT BENEFIT

Subject to state and contract availability (please see Appendix VI later in this Prospectus for state availability of these benefits), if you are purchasing a contract, under which the Earnings enhancement benefit is available, you may elect the Earnings enhancement benefit at the time you purchase your contract. The Earnings enhancement benefit provides an additional death benefit as described below. See the appropriate part of "Tax information" later in this Prospectus for the potential tax consequences of electing to purchase the Earnings enhancement benefit in an NQ, IRA or Rollover TSA contract. Once you purchase the Earnings enhancement benefit, you may not voluntarily terminate the feature. If you elect the Earnings enhancement benefit at issue, and your Guaranteed minimum income benefit then converts to the Guaranteed withdrawal benefit for life, the Earnings enhancement benefit will continue in force after conversion, although it may be adversely affected by withdrawals under the Guaranteed withdrawal benefit for life. See "Guaranteed withdrawal benefit for life ("GWBL")" later in this Prospectus.

If you elect the Earnings enhancement benefit described below and change ownership of the contract, generally this benefit will automatically terminate, except under certain circumstances. See "Transfers of ownership, collateral assignments, loans and borrowing" in "More information," later in this Prospectus for more information.

The additional death benefit will be 40% of:

the greater of:

o    the account value or

o    any applicable death benefit

decreased by:

o    total net contributions

For purposes of calculating your Earnings enhancement benefit, the following applies: (i) "Net contributions" are the total contributions made (or if applicable, the total amount that would otherwise have been paid as a death benefit had the spouse beneficiary or younger spouse joint owner not continued the contract plus any subsequent contributions) adjusted for each withdrawal that exceeds your Earnings enhancement benefit earnings. "Net contributions" are reduced by the amount of that excess. Earnings enhancement benefit earnings are equal to (a) minus (b) where (a) is the greater of the account value and the death benefit immediately prior to the withdrawal, and (b) is the net contributions as adjusted by any prior withdrawals (credit amounts are not included in "net contributions"); and (ii) "Death benefit" is equal to the greater of the account value as of the date we receive satisfactory proof of death or any applicable Guaranteed minimum death benefit as of the date of death.

For purposes of calculating your Earnings enhancement benefit, if any contributions are made in the one-year period prior to death of the owner (or older joint owner, if applicable), the account value will not include any Credits applied in the one-year period prior to death.

If the spouse beneficiary or younger spouse joint owner is between the ages of 71 and 75 when he or she becomes the successor owner and the Earnings enhancement benefit had been elected at issue, the additional death benefit will be 25% of:

the greater of:

o    the account value or

o    any applicable death benefit

decreased by:

o    total net contributions

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The value of the Earnings enhancement benefit is frozen on the first contract date anniversary after the owner (or older joint owner, if applicable) turns age 80, except that the benefit will be reduced for withdrawals on a pro rata basis. Reduction on a pro rata basis means that we calculate the percentage of the current account value that is being withdrawn and we reduce the benefit by that percentage. For example, if the account value is $30,000 and you withdraw $12,000, you have withdrawn 40% of your account value. If the benefit is $40,000 before the withdrawal, it would be reduced by $16,000 ($40,000 X .40) and the benefit after the withdrawal would be $24,000 ($40,000-$16,000).

For an example of how the Earnings enhancement benefit is calculated, please see Appendix V.

For contracts continued under Spousal continuation upon the death of the spouse (or older spouse, in the case of jointly owned contracts), the account value will be increased by the value of the Earnings enhancement benefit as of the date we receive due proof of death. Your spouse beneficiary or younger spouse joint owner must be 75 or younger when he or she becomes the successor owner for the Earnings enhancement benefit that had been elected at issue to continue after your death. The benefit will then be based on the age of the surviving spouse as of the date of the deceased spouse's death for the remainder of the contract. If the surviving spouse is age 76 or older, the benefit will terminate and the charge will no longer be in effect. The spouse may also take the death benefit (increased by the Earnings enhancement benefit) in a lump sum. See "Spousal continuation" in "Payment of death benefit" later in this Prospectus for more information.

The Earnings enhancement benefit must be elected when the contract is first issued; neither the owner nor the successor owner can add it subsequently. Ask your financial professional or see Appendix VI later in this Prospectus to see if this feature is available in your state.


GUARANTEED WITHDRAWAL BENEFIT FOR LIFE ("GWBL")


For an additional charge, the Guaranteed withdrawal benefit for life ("GWBL") guarantees that you can take withdrawals up to a maximum amount per year (your "Guaranteed annual withdrawal amount"). The opportunity to convert from the Guaranteed minimum income benefit to the Guaranteed withdrawal benefit for life is the contract date anniversary following age 80. You may elect to make this conversion only during the 30 days after the contract anniversary following the attainment of age 80.

--------------------------------------------------------------------------------
When an Owner (or, if applicable, the older Owner) elects to convert, the "Conversion effective date" is the contract date anniversary immediately preceding the election.

The "Conversion transaction date" is the date that the Owner affirmatively elects to convert within the 30-day window. If the Owner makes no election to convert, the Conversion transaction date is the 30th day after the contract anniversary following age 80.
--------------------------------------------------------------------------------


A benefit base reset for Guaranteed minimum income benefit does not extend the waiting period during which you can convert.


If you have neither exercised the Guaranteed minimum income benefit nor dropped it from your contract as of the contract date anniversary following age 80 ("last exercise date"), you will have up to 30 days after that contract date anniversary to choose what you want to do with your Guaranteed minimum income benefit. You will have three choices available to you:


o You may affirmatively convert the Guaranteed minimum income benefit to a Guaranteed withdrawal benefit for life;

o You may exercise the Guaranteed minimum income benefit, and begin to receive lifetime income under that benefit;

o You may elect to terminate the Guaranteed minimum income benefit without converting to the Guaranteed withdrawal benefit for life.


If you take no action within 30 days after the contract date anniversary following age 80, the Guaranteed minimum income benefit will convert automatically to the Single Life Guaranteed withdrawal benefit for life. You will receive a confirmation notice after the automatic conversion occurs.


If you exercise the Guaranteed minimum income benefit, it will function as described earlier in this Prospectus under "Guaranteed minimum income benefit". If you elect to terminate the Guaranteed minimum income benefit without converting to the Guaranteed withdrawal benefit for life, your contract will continue in force, without either benefit. If you take no action, or affirmatively convert the Guaranteed minimum income benefit, your Guaranteed minimum income benefit will be converted to the Guaranteed withdrawal benefit for life, retroactive to the Conversion effective date. Please note that if you exercise the Guaranteed minimum income benefit prior to the Conversion effective date, you will not have the option to convert the Guaranteed minimum income benefit to the Guaranteed withdrawal benefit for life.

The charge for the GWBL benefit will be deducted from your account value on each contract date anniversary. Please see "Guaranteed withdrawal benefit for life charge" later in this Prospectus for a description of the charge.

You should not convert the Guaranteed minimum income benefit to this benefit (or permit this benefit to convert) if:

o You plan to take withdrawals in excess of your Guaranteed annual withdrawal amount because those withdrawals may significantly reduce or eliminate the value of the benefit (see "Effect of Excess withdrawals" below in this section);

o You are not interested in taking withdrawals prior to the contract's maturity date; or

o You are using the contract to fund a Rollover TSA or QP contract where withdrawal restrictions will apply.

For traditional IRAs, TSA and QP contracts, you may take your lifetime required minimum distributions ("RMDs") without losing the value of the GWBL benefit, provided you comply with the conditions described under "Lifetime required minimum distribution withdrawals" in "Accessing your money" later in this Prospectus, including utilizing our Automatic RMD service. The Automatic RMD service is not available


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under defined benefit QP contracts. If you do not expect to comply with these conditions, this benefit may have limited usefulness for you and you should consider whether it is appropriate. Please consult your tax adviser.


ADDITIONAL OWNER AND ANNUITANT REQUIREMENTS


Converting the Guaranteed minimum income benefit to the Guaranteed withdrawal benefit for life may alter the ownership of your contract. The options you may choose depend on the original ownership of your contract. You may only choose among the ownership options below if you affirmatively choose to convert the Guaranteed minimum income benefit to the Guaranteed withdrawal benefit for life. If your benefit is converted automatically, your contract will be structured as a Single life contract. Your ability to add a Joint life is limited by the age and timing requirements described below under "Guaranteed annual withdrawal amount".


SINGLE OWNER. If the contract has a single owner, and the owner converts the Guaranteed minimum income benefit to the Guaranteed withdrawal benefit for life with the single life ("Single life") option, there will be no change to the ownership of the contract. However, if the owner converts the Guaranteed minimum income benefit to the Guaranteed withdrawal benefit for life with the joint life ("Joint life") option, the owner must add his or her spouse as the successor owner. We will use the age of the younger spouse in determining the Joint life Applicable percentage. If the contract is an NQ contract, the owner may grant the successor owner ownership rights in the contract at the time of conversion.

JOINT OWNERS. If the contract has joint owners, and the Guaranteed minimum income benefit converts to the Guaranteed withdrawal benefit for life with the Single life option, there will be no change to the ownership of the contract, unless the joint owners request that the younger joint owner be dropped from the contract. If the contract has spousal joint owners, and they request a Joint life benefit, we will use the younger spouse's age in determining the Applicable percentage. If the contract has non-spousal joint owners, and the joint owners request a Joint life benefit, the younger owner may be dropped from the contract, and the remaining owner's spouse added as the successor owner. We will use the age of the younger spouse in determining the Joint life Applicable percentage.

NON-NATURAL OWNER. Contracts with non-natural owners that convert to the Guaranteed withdrawal benefit for life will have different options available to them, depending on whether they have an individual annuitant or joint annuitants. If the contract has a non-natural owner and an individual annuitant, and the owner converts to the Guaranteed withdrawal benefit for life with the Single life option, there will be no change to the ownership of the contract. If the owner converts to the Guaranteed withdrawal benefit for life with the Joint life option under a contract with an individual annuitant, the owner must add the annuitant's spouse as the joint annuitant. We will use the age of the younger spouse in determining the Joint life Applicable percentage.

If the contract has a non-natural owner and joint annuitants, and the owner converts to the Guaranteed withdrawal benefit for life with the Single life option, there will be no change to the ownership of the contract, unless the owner requests that the younger annuitant be dropped from the contract. If the owner converts to the Guaranteed withdrawal benefit for life on a Joint life basis, there will be no change to the ownership of your contract. We will use the age of the younger spouse in determining the Applicable percentage on a Joint life basis.


GWBL BENEFIT BASE

Upon conversion of the Guaranteed minimum income benefit to GWBL, your GWBL benefit base is equal to either your account value or the applicable Guaranteed minimum income benefit base, as described below under "Guaranteed annual withdrawal amount". It will increase or decrease, as follows:

o Your GWBL benefit base may be increased on each contract date anniversary, as described below under "Annual Ratchet".

o Your GWBL benefit base is not reduced by withdrawals except those withdrawals that cause total withdrawals in a contract year to exceed your Guaranteed annual withdrawal amount ("Excess withdrawal"). See "Effect of Excess withdrawals" below in this section.


GUARANTEED ANNUAL WITHDRAWAL AMOUNT

The Guaranteed annual withdrawal amount may be withdrawn at any time during the contract year that begins on the Conversion effective date, or any subsequent contract year. You may elect one of our automated payment plans or you may take partial withdrawals. The initial Guaranteed annual withdrawal amount is calculated as of the Conversion effective date. All withdrawals reduce your account value and Guaranteed minimum death benefit. Any withdrawals taken during the 30 days after the Conversion effective date will be counted toward the Guaranteed annual withdrawal amount, even if the withdrawal occurs before the Conversion transaction date.

We will recalculate the Guaranteed annual withdrawal amount on each contract date anniversary and as of the date of any Excess withdrawal, as described below under "Effect of Excess withdrawals". The withdrawal amount is guaranteed never to decrease as long as there are no Excess withdrawals.

Your Guaranteed annual withdrawals are not cumulative. If you withdraw less than the Guaranteed annual withdrawal amount in any contract year, you may not add the remainder to your Guaranteed annual withdrawal amount in any subsequent year.

The withdrawal charge, if applicable, is waived for withdrawals up to the Guaranteed annual withdrawal amount, but all withdrawals are counted toward your free withdrawal amount. See "Withdrawal charge" in "Charges and expenses" later in this Prospectus.

Your Guaranteed annual withdrawal amount is calculated based on whether the benefit is based on a Single Life or Joint Life as described below:

SINGLE LIFE. If your Guaranteed minimum income benefit is converted to a Guaranteed withdrawal benefit for life on a Single life basis, the Guaranteed annual withdrawal amount will be equal to (1) either: (i) your account value on the Conversion effective date or (ii) your Guaranteed minimum income benefit base on the Conversion effective date, multiplied by (2) the relevant Applicable percentage.


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In calculating the relevant Applicable percentage, we consider your account value and Guaranteed minimum income benefit base on the Conversion effective date. Your initial GWBL benefit base and Applicable percentage will be determined by whichever combination of benefit base and percentage set forth in the table below results in a higher Guaranteed annual withdrawal amount.



--------------------------------------------------------------------------------
    If you have the GMIB I - Asset Allocation or
             GMIB II - Custom Selection
--------------------------------------------------------------------------------
                                       B
             A              Applicable percentage of
 Applicable percentage of   Guaranteed minimum income
       account value              benefit base
--------------------------------------------------------------------------------
           5.0%                      4.0%
--------------------------------------------------------------------------------

For example, if on the Conversion effective date your GMIB I--Asset Allocation or GMIB II--Custom Selection benefit base is $115,000, and your account value is $100,000, the Guaranteed annual withdrawal amount would be $5,000. This is because $115,000 (the Guaranteed minimum income benefit base) multiplied by 4.0% (the percentage in Column B) equals only $4,600, while $100,000 (the account value) multiplied by 5.0% (the percentage in Column A) equals $5,000. Under this example, your initial GWBL benefit base would be $100,000, and your Applicable percentage would be 5.0%.

On the other hand, if on the Conversion effective date your GMIB I--Asset Allocation or GMIB II-- Custom Selection benefit base is $200,000, and your account value is $100,000, the initial Guaranteed annual withdrawal amount would be $8,000. This is because $100,000 (the account value) multiplied by 5.0% (the percentage in Column A) equals only $5,000, while $200,000 (the Guaranteed minimum income benefit base) multiplied by 4.0% (the percentage in Column B) equals $8,000. Under this example, your initial GWBL benefit base would be $200,000, and your Applicable percentage would be 4.0%.


The initial GWBL benefit base can be increased by an Annual ratchet on each subsequent contract date anniversary to equal the account value on that date if it is greater than the GWBL benefit base on that date. If the GWBL benefit base increases as the result of an Annual Ratchet, we reserve the right to increase the charge at the time of the Annual Ratchet. See "Guaranteed withdrawal benefit for life charge" in "Charges and expenses" later in this Prospectus.


If the initial GWBL benefit base and Applicable percentage are calculated using your Guaranteed minimum income benefit base on the Conversion effective date (Column B above), and the GWBL benefit base is increased by an Annual Ratchet, then the Applicable percentage will increase from 4.0% to 5.0%.


However, if the initial GWBL benefit base and Applicable percentage are calculated using your account value on the Conversion effective date (Column A above), then an Annual Ratchet will not affect the Applicable percentage.

If the GWBL benefit base and/or the Applicable percentage increases as the result of an Annual Ratchet, the Guaranteed annual withdrawal amount will also increase.

If you take a withdrawal during the 30 days following the Conversion effective date, and your Guaranteed minimum income benefit is converted to the Guaranteed withdrawal benefit for life on a Single life basis, we will calculate whether that withdrawal exceeds the Guaranteed annual withdrawal amount based on your GWBL benefit base and Applicable percentage. If the withdrawal exceeds the Guaranteed annual withdrawal amount on a Single life basis, the conversion will still occur, but we will inform you that there is an Excess withdrawal.


JOINT LIFE/SUCCESSOR OWNER. If you hold an IRA or NQ contract, you may convert your Guaranteed minimum income benefit to a Joint life Guaranteed withdrawal benefit for life. You must affirmatively request that the benefit be converted and your spouse must be at least age 70 on the conversion effective date. If the younger spouse is younger than 70 as of the Conversion effective date, the election of Joint life will not be available, even if the contract was issued to spousal joint owners. The successor owner must be the owner's spouse. For NQ contracts, the successor owner can be designated as a joint owner. See "Additional owner and annuitant requirements" earlier in this section for more information regarding the requirements for naming a successor owner. The automatic conversion of the Guaranteed minimum income benefit to the Guaranteed withdrawal benefit for life following age 80 will create a Single life contract with the Guaranteed withdrawal benefit for life, even if you and your spouse are joint owners of your NQ contract. You will be able to change your contract to a Joint life contract at a later date, before the first withdrawal is taken after the Conversion transaction date. If you do add a Joint life contract, your spouse must submit any requested information.

For Joint life contracts, the percentages used in determining the Applicable percentage and the Guaranteed annual withdrawal amount will depend on your age or the age of your spouse, whoever is younger, as set forth in the following tables.



--------------------------------------------------------------------------------
      If you have the GMIB I - Asset Allocation or
               GMIB II - Custom Selection
--------------------------------------------------------------------------------
                                              B
                         A            Applicable percent-
                Applicable percent-    age of Guaranteed
    Younger       age of account       minimum income
 spouse's age          value             benefit base
--------------------------------------------------------------------------------
      85+               4.5%                 3.0%
     80-84              4.0%                 2.5%
     75-79              3.5%                 2.0%
     70-74              3.0%                 1.5%
--------------------------------------------------------------------------------

For example, if on the Conversion effective date your account value is $100,000, your GMIB I--Asset Allocation or GMIB II--Custom Selection benefit base is $150,000, and the younger spouse is age 72, the Guaranteed annual withdrawal amount would be $3,000. This is because $100,000 (the account value) multiplied by 3.0% (the percentage in Column A for the younger spouse's age band) equals $3,000, while $150,000 (the Guaranteed minimum income benefit base) multiplied by 1.5% (the percentage in Column B for the younger spouse's age band) equals $2,250. Under this example, your initial GWBL benefit base would be $100,000, and your Applicable percentage would be 3.0%.


The initial GWBL benefit base can be increased by an Annual Ratchet on each subsequent contract date anniversary to equal the account


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value on that date if it is greater than the GWBL benefit base on that date. If the GWBL benefit base increases as the result of an Annual Ratchet, we reserve the right to increase the charge at the time of the Annual Ratchet. See "Guaranteed withdrawal benefit for life charge" in "Charges and expenses" later in this Prospectus.

If the initial GWBL benefit base and Applicable percentage are calculated using your Guaranteed minimum income benefit base on the Conversion effective date (Column B above), and the GWBL benefit base is increased by an Annual Ratchet, then the Applicable percentage will increase to the percentage listed in Column
A. In addition, if the younger spouse has entered a new age band at the time of a ratchet, the Applicable percentage will increase to the percentage listed in Column A for that age band. Similarly, if the initial GWBL benefit base and Applicable percentage are calculated using your account value on the Conversion effective date (Column A above), and the GWBL benefit base is increased by an Annual Ratchet in a year that the younger spouse has entered a new age band, the Applicable percentage will increase to the percentage listed in Column A for that age band.


Using the example above, if the account value is $160,000 on the contract date anniversary that the younger spouse is age 77, then the GWBL benefit base would ratchet to $160,000, the applicable percentage would increase to 3.5%, and your Guaranteed annual withdrawal amount would increase to $5,600.


You may elect Joint life at any time before you begin taking withdrawals. If the Guaranteed minimum income benefit has already converted to the Guaranteed withdrawal benefit for life on a Single life basis, the calculation of the initial Applicable percentage and Guaranteed annual withdrawal amount will be based on the younger spouse's age, as of the conversion effective date, not at the time you elect Joint life, even if the younger spouse is in a different age band at that time.


For conversion at age 80, if you take a withdrawal during the 30 days following the Conversion effective date, you can still elect Joint life. We will recalculate your Guaranteed annual withdrawal amount based on the younger spouse's age as of the conversion effective date. If the withdrawal does not exceed the recalculated Guaranteed annual withdrawal amount, we will set up the Guaranteed withdrawal benefit for life on a Joint life basis. If the withdrawal exceeds the recalculated Guaranteed annual withdrawal amount, we will offer you the option of either: (i) setting up the benefit on a Joint life basis and treating your withdrawal as an Excess withdrawal, or (ii) setting up the benefit on a Single life basis.


Under a Joint life contract, lifetime withdrawals are guaranteed for the life of both the owner and the successor owner.


For Joint life IRA or NQ contracts, a successor owner may only be named before the first withdrawal is taken after the 30th day following the Conversion effective date , if your spouse is at least 70 on the Conversion effective date. (Withdrawals taken during the applicable period following the Conversion effective date will not bar you from selecting a Joint life contract, but may affect your ability to elect Joint life if the withdrawals are too large as described earlier in this section.)

If you and the successor owner are no longer married, you may either: (i) drop the original successor owner or (ii) replace the original successor owner with your new spouse. This can only be done before the first withdrawal is taken after the 30th day following the Conversion effective date. If the successor owner is dropped before the first withdrawal is taken after the 30th day following the Conversion effective date, the Applicable percentage will be based on the owner's life on a Single life basis. After the first withdrawal is taken after the 30th day following the Conversion effective date, the successor owner can be dropped but cannot be replaced. If the successor owner is dropped after the first withdrawal is taken after the 30th day following the Conversion effective date, the Applicable percentage will continue to be based on the Joint life calculation described earlier in this section. The Applicable percentage will not be adjusted to a Single life percentage.

For Joint life contracts owned by a non-natural owner, a joint annuitant may be named. This can only be done before the first withdrawal is taken after the 30th day following the Conversion effective date. The annuitant and joint annuitant must be spouses. If the annuitant and joint annuitant are no longer married, you may either: (i) drop the joint annuitant or (ii) replace the original joint annuitant with the annuitant's new spouse. This can only be done before the first withdrawal is taken after the 30th day following the Conversion effective date. If the joint annuitant is dropped before the first withdrawal is taken after the 30th day following the Conversion effective date, the Applicable percentage will be based on the annuitant's life on a Single life basis. After the first withdrawal is taken after the 30th day following the Conversion effective date, the joint annuitant may be dropped but cannot be replaced. If the joint annuitant is dropped after the 30th day following the Conversion effective date, the Applicable percentage will continue to be based on the Joint life calculation described earlier in this section.


Joint life QP and TSA contracts are not permitted. Loans are not permitted under TSA contracts.


EFFECT OF EXCESS WITHDRAWALS

For any withdrawal that causes cumulative withdrawals in a contract year to exceed your Guaranteed annual withdrawal amount, the entire amount of that withdrawal and each subsequent withdrawal in that contract year are considered Excess withdrawals.

An Excess withdrawal can cause a significant reduction in both your GWBL benefit base and your Guaranteed annual withdrawal amount. If you make an Excess withdrawal, we will recalculate your GWBL benefit base and the Guaranteed annual withdrawal amount, as follows:

o The entire withdrawal amount will reduce the GWBL benefit base on a pro rata basis.

o The Guaranteed annual withdrawal amount is recalculated to equal the Applicable percentage multiplied by the reset GWBL benefit base.

You should not convert your Guaranteed minimum income benefit to a Guaranteed withdrawal benefit for life if you plan to take withdrawals in excess of your Guaranteed annual withdrawal amount as such withdrawals may significantly reduce or eliminate the value of the GWBL benefit. If your account value is less than your GWBL benefit base (due, for example, to negative market performance), an Excess withdrawal, even one that is only slightly more than your Guaranteed


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annual withdrawal amount, can significantly reduce your GWBL benefit base and the Guaranteed annual withdrawal amount.


For example, assume your GWBL benefit base (based on the Guaranteed minimum income benefit base) is $100,000 and your account value is $80,000 when you decide to begin taking withdrawals at age 86, on a Single life basis. Your Guaranteed annual withdrawal amount is equal to $4,000 (4.0% of $100,000). You take an initial withdrawal of $8,000. You have withdrawn 10% of your Annuity Account Value. As your benefit base is $100,000 before the withdrawal, it would also be reduced by 10% or $10,000 (10% of $100,000) and your new benefit base would be $90,000 ($100,000 minus $10,000). In addition, your Guaranteed annual withdrawal amount is reduced to $3,600 (4.0% of $90,000), instead of the original $4,000. See "How withdrawals affect your GWBL" later in this Prospectus.


Withdrawal charges, if applicable, are applied to the amount of the withdrawal that exceeds the greater of (i) the Guaranteed annual withdrawal amount or (ii) the 10% free withdrawal amount. A withdrawal charge would not be applied in the example above since the $8,000 withdrawal (equal to 10% of the contract's account value as of the beginning of the contract year) falls within the 10% free withdrawal amount. Under the example above, additional withdrawals during the same contract year could result in a further reduction of the GWBL benefit base and the Guaranteed annual withdrawal amount, as well as an application of withdrawal charges, if applicable. See "Withdrawal charge" in "Charges and expenses" later in this Prospectus.

You should note that an Excess withdrawal that reduces your account value to zero terminates the contract, including all benefits, without value. See "Insufficient account value" in "Determining your contract's value" later in this Prospectus.

In general, if your contract is a traditional IRA or TSA and you participate in our Automatic RMD service, an automatic withdrawal under that program will not cause an Excess withdrawal, even if it exceeds your Guaranteed annual withdrawal amount. For more information, see "Lifetime required minimum distribution withdrawals" in "Accessing your money" in this Prospectus.


ANNUAL RATCHET


Your GWBL benefit base is recalculated on each contract date anniversary to equal the greater of: (i) the account value and (ii) the most recent GWBL benefit base. If your account value is greater, we will ratchet up your GWBL benefit base to equal your account value. For Joint life contracts, if your GWBL benefit base ratchets on any contract date anniversary after you begin taking withdrawals, your Applicable percentage may increase based on your spouse's attained age at the time of the ratchet. Your Guaranteed annual withdrawal amount will also be increased, if applicable, to equal your Applicable percentage times your new GWBL benefit base. For Single life contracts, if the initial GWBL benefit base and Applicable percentage are calculated using your Guaranteed minimum income benefit base on the Conversion effective date and the GWBL benefit base is increased by an Annual Ratchet, then the Applicable percentage will increase from 4.0% to 5.0%.


If your GWBL benefit base ratchets, we may increase the charge for the benefit. Once we increase the charge, it is increased for the life of the contract. We will permit you to opt out of the ratchet if the charge increases. If you choose to opt out, your charge will stay the same but your GWBL benefit base will no longer ratchet. Upon request, we will permit you to accept a GWBL benefit base ratchet with the charge increase on a subsequent contract date anniversary. For a description of the charge increase, see "Guaranteed withdrawal benefit for life benefit charge" later in this Prospectus.


SUBSEQUENT CONTRIBUTIONS

Subsequent contributions are not permitted after the Conversion transaction date.


INVESTMENT OPTIONS

While the Guaranteed withdrawal benefit for life is in effect, investment options will be restricted to Option A. If your account value is invested in any other investment options as of the Conversion transaction date, you will be required to reallocate your account value at the time you request that your Guaranteed minimum income benefit be converted to the Guaranteed withdrawal benefit for life.

If the Guaranteed withdrawal benefit for life is dropped, the available investment options will revert to the investment options that were originally available under the contract, pursuant to the Guaranteed minimum income benefit that had been elected.


AUTOMATIC CONVERSION


At age 80, if you take no action during the 30 days after the Conversion effective date, and permit your Guaranteed minimum income benefit to convert to the Guaranteed withdrawal benefit for life automatically, we will reallocate any portion of your account value invested in investment options other than those available under Option A to the AXA Balanced Strategy Portfolio as part of the automatic conversion, on the Conversion transaction date. You will be able to reallocate your account value, subject to Option A limits at any time after the Conversion transaction date, just as you would if you had affirmatively elected to convert. Also, if you permit the automatic conversion to occur, the conversion will initially create a Single life contract with the Guaranteed withdrawal benefit for life, even if you and your spouse are joint owners of your NQ contract, and you both meet the age requirements set forth earlier in this section. You will be able to change your contract to a Joint life contract at a later date, before the first withdrawal is taken after the Conversion transaction date, if you meet the requirements described under "Joint life" earlier in this section. In all other respects, the Guaranteed withdrawal benefit for life will function in exactly the same way after an automatic conversion as if you affirmatively elect to convert.

If the AXA Balanced Strategy Portfolio is not being offered as part of your contract as of the Conversion transaction date, we will automatically reallocate your account value to another designated variable investment option with a similar investment objective, which we will disclose to you before conversion. If no such variable investment



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option is being offered under your contract at the time of conversion, we will reallocate your account value to the guaranteed interest option.


DOLLAR COST AVERAGING


Any dollar cost averaging program in place on the date of conversion will be terminated. Any money remaining in the account for special money market dollar cost averaging on that date will be invested in the AXA Balanced Strategy Portfolio. If the AXA Balanced Strategy Portfolio is not being offered as part of your contract at the time of conversion, we will automatically reallocate such monies as described immediately above in "Automatic conversion".

You may elect a new Investment simplifier or general dollar cost averaging program after conversion, but the special money market dollar cost averaging program will not be available after conversion. See "Dollar cost averaging" in "Allocating your contributions" earlier in this section.



EARNINGS ENHANCEMENT BENEFIT

If you elected the Earnings enhancement benefit, it will continue in force after conversion, although it may be adversely affected by withdrawals under the Guaranteed withdrawal benefit for life.


LOANS UNDER ROLLOVER TSA CONTRACTS

If there is a loan outstanding under a Rollover TSA contract on the Conversion effective date or the Conversion transaction date, the Guaranteed minimum income benefit cannot convert to the Guaranteed withdrawal benefit for life. If the Guaranteed minimum income benefit does not convert to the Guaranteed withdrawal benefit for life because there is an outstanding loan, the Guaranteed minimum income benefit will terminate as of the Conversion effective date. If you want to convert your Guaranteed minimum income benefit to the Guaranteed withdrawal benefit for life, you must pay off the loan before the Conversion effective date. See "Loans under Rollover TSA contracts" in "Accessing your money" later in this Prospectus.


GUARANTEED MINIMUM DEATH BENEFIT


The Guaranteed minimum death benefit that is in effect before the conversion of the Guaranteed minimum income benefit to the Guaranteed withdrawal benefit for life will continue to be in effect after the conversion, but there will be no further Annual Ratchets or Roll-Ups of the death benefit as of the contract anniversary following age 80. See "How withdrawals affect your Guaranteed minimum income benefit and Guaranteed minimum death benefit" in "Accessing your money" and "Spousal continuation" in "Payment of death benefit" later in this Prospectus.


If you convert your Guaranteed minimum income benefit to a Guaranteed withdrawal benefit for life on a Joint life basis, the Guaranteed minimum death benefit that would otherwise have been payable at the death of the owner (or the older joint owner or the annuitant or older joint annuitant if the contract is owned by a non-natural owner) will be payable at the death of the second to die of the owner and successor owner (or both joint annuitants if the contract is owned by a non-natural owner). Under certain circumstances, Roll-Ups and Annual Ratchets may resume after the death of the older spouse, depending on the age of the younger spouse. See "Annuity maturity date" in "Accessing your money" later in this Prospectus.

ANNUITY MATURITY DATE. If your contract is annuitized at maturity, we will offer an annuity payout option that guarantees you will receive payments that are at least equal to what you would have received under the Guaranteed withdrawal benefit for life. Any remaining Guaranteed minimum death benefit value will be transferred to the annuity payout contract as your "minimum death benefit." The minimum death benefit will be reduced pro rata by each payment. See "Annuity maturity date" in "Accessing your money" later in this Prospectus.



EFFECT OF YOUR ACCOUNT VALUE FALLING TO ZERO

If your account value falls to zero due to an Excess withdrawal, we will terminate your contract and you will receive no further payments or benefits. If an Excess withdrawal results in a withdrawal that equals more than 90% of your cash value or reduces your cash value to less than $500, we will treat your request as a surrender of your contract even if your GWBL benefit base is greater than zero.

However, if your account value falls to zero, either due to a withdrawal or surrender that is not an Excess withdrawal or due to a deduction of charges, please note the following:

o Your Accumulator(R) Plus(SM) contract terminates and you will receive a supplementary life annuity contract setting forth your continuing benefits. The owner of the Accumulator(R) Plus(SM) contract will be the owner and annuitant. The successor owner, if applicable, will be the joint annuitant. If the owner is non-natural, the annuitant and joint annuitant, if applicable, will be the same as under your Accumulator(R) Plus(SM) contract.

o If you were taking withdrawals through the "Maximum payment plan," we will continue the scheduled withdrawal payments on the same basis.

o If you were taking withdrawals through the "Customized payment plan" or in unscheduled partial withdrawals, we will pay the balance of the Guaranteed annual withdrawal amount for that contract year in a lump sum. Payment of the Guaranteed annual withdrawal amount will begin on the next contract date anniversary.

o Payments will continue at the same frequency for Single or Joint life contracts, as applicable, or annually if automatic payments were not being made.

o Any guaranteed minimum death benefit remaining under the original contract will be carried over to the supplementary life annuity contract. The death benefit will no longer grow and will be reduced on a dollar-for-dollar basis as payments are made. If there is any remaining death benefit upon the death of the owner and successor owner, if applicable, we will pay it to the beneficiary.

o The charge for the Guaranteed withdrawal benefit for life and any enhanced death benefit will no longer apply.


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o If at the time of your death the Guaranteed annual withdrawal amount was being paid to you as a supplementary life annuity contract, your beneficiary may not elect the Beneficiary continuation option.


OTHER IMPORTANT CONSIDERATIONS

o This benefit is not appropriate if you do not intend to take withdrawals prior to annuitization.

o Amounts withdrawn in excess of your Guaranteed annual withdrawal amount may be subject to a withdrawal charge, if applicable, as described in "Charges and expenses" later in this Prospectus. In addition, all withdrawals count toward your free withdrawal amount for that contract year. Excess withdrawals can significantly reduce or completely eliminate the value of the GWBL. See "Effect of Excess withdrawals" above in this section and "How withdrawals affect your GWBL" later in this Prospectus.

o Withdrawals are not considered annuity payments for tax purposes. See "Tax information" later in this Prospectus.

o All withdrawals reduce your account value and Guaranteed minimum death benefit. See "How withdrawals are taken from your account value" and "How withdrawals affect your Guaranteed minimum income benefit and Guaranteed minimum death benefit" in "Accessing your money" later in this Prospectus.


o If you withdraw less than the Guaranteed annual withdrawal amount in any contract year, you may not add the remainder to your Guaranteed annual withdrawal amount in any subsequent year.

o The GWBL benefit terminates if the contract is continued under the beneficiary continuation option or under the Spousal continuation feature if the spouse is not the successor owner.

o If you surrender your contract to receive its cash value and your cash value is greater than your Guaranteed annual withdrawal amount, all benefits under the contract will terminate, including the GWBL benefit.


o If you transfer ownership of the contract, you terminate the GWBL benefit. See "Transfers of ownership, collateral assignments, loans and borrowing" in "More information" later in this Prospectus for more information.

o Withdrawals are available under other annuity contracts we offer and the contract without purchasing a withdrawal benefit.


o If you elect GWBL on a Joint life basis and subsequently get divorced, your divorce will not automatically terminate the contract. For both Joint life and Single life contracts, it is possible that the terms of your divorce decree could significantly reduce or completely eliminate the value of this benefit. Any withdrawal made for the purpose of creating another contract for your ex-spouse will reduce the benefit base(s) as described in "How withdrawals affect your GWBL" later in this Prospectus, even if pursuant to a divorce decree.

o The Federal Defense of Marriage Act precludes same-sex married couples, domestic partners, and civil union partners from being considered married under federal law. Such individuals, therefore, are not entitled to the favorable tax treatment accorded spouses under federal tax law. As a result, mandatory distributions from the contract must be made after the death of the first individual. Accordingly, a Joint life GWBL will have little or no value to the surviving same-sex spouse or partner. You should consult with your tax adviser for more information on this subject.

DROPPING THE GUARANTEED WITHDRAWAL BENEFIT FOR LIFE AFTER CONVERSION

You may drop the Guaranteed withdrawal benefit for life from your contract after conversion from the Guaranteed minimum income benefit subject to the following restrictions:


o You may not drop the Guaranteed withdrawal benefit for life if there are any withdrawal charges in effect under your contract, including withdrawal charges applicable to subsequent contributions. If there are no withdrawal charges in effect under your contract on the Conversion effective date, you may drop the Guaranteed withdrawal benefit for life at any time.


o The Guaranteed withdrawal benefit for life will be dropped from your contract on the date we receive your election form at our processing office in good order. If you drop the Guaranteed withdrawal benefit for life on a date other than a contract date anniversary, we will deduct a pro rata portion of the Guaranteed withdrawal benefit for life charge for that year, on that date.

o After the Guaranteed withdrawal benefit for life is dropped, the withdrawal treatment for the Guaranteed minimum death benefit will continue on a pro rata basis.


o If you drop the Guaranteed withdrawal benefit for life, the investment limitations associated with that benefit will be lifted. You will be able to invest in any of the investment options offered under the Guaranteed minimum income benefit that you had originally elected.


o If you drop the Guaranteed withdrawal benefit for life, you will be able to take loans from Rollover TSA contracts (employer or plan approval required). See "Loans under Rollover TSA contracts" in "Accessing your money" later in this Prospectus.

o Generally, only contracts with the Guaranteed withdrawal benefit for life can have successor owners. However, if your contract has the Guaranteed withdrawal benefit for life with the Joint life option, the successor owner under that contract will continue to be deemed a successor owner, even if you drop the Guaranteed withdrawal benefit for life. The successor owner will continue to have precedence over any designated beneficiary in the event of the owner's death.

After your request has been processed, you will receive a letter confirming that the Guaranteed withdrawal benefit for life has been dropped.

See "Investment options" earlier in this section for information regarding how dropping the Guaranteed withdrawal benefit for life would affect your investment options.

YOUR RIGHT TO CANCEL WITHIN A CERTAIN NUMBER
OF DAYS

If for any reason you are not satisfied with your contract, you may return it to us for a refund. To exercise this cancellation right you must


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mail the contract, with a signed letter of instruction electing this right, to our processing office within 10 days after you receive it. If state law requires, this "free look" period may be longer. Other state variations may apply. Please contact your financial professional and/or see Appendix VI to find out what applies in your state.

Generally, your refund will equal your account value (less loan reserve account under TSA contracts) under the contract on the day we receive notification to cancel the contract and will reflect (i) any investment gain or loss in the variable investment options (less the daily charges we deduct) and (ii) any guaranteed interest in the guaranteed interest option. Some states require that we refund the full amount of your contribution (not reflecting (i) or (ii) above). For any IRA contracts returned to us within seven days after you receive it, we are required to refund the full amount of your contribution. Please note that you will forfeit the credit by exercising this right of cancellation.

We may require that you wait six months before you may apply for a contract with us again if:

o    you cancel your contract during the free look period; or

o you change your mind before you receive your contract whether we have received your contribution or not.

Please see "Tax information" later in this Prospectus for possible consequences of cancelling your contract.

If you fully convert an existing traditional IRA contract to a Roth IRA contract, you may cancel your Roth IRA contract and return to a traditional IRA contract. Our processing office or your financial professional can provide you with the cancellation instructions.

In addition to the cancellation right described above, you have the right to surrender your contract, rather than cancel it. Please see "Surrendering your contract to receive its cash value," later in this Prospectus. Surrendering your contract may yield results different than canceling your contract, including a greater potential for taxable income. In some cases, your cash value upon surrender may be greater than your contributions to the contract. Please see "Tax information," later in this Prospectus.


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2. Determining your contract's value


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YOUR ACCOUNT VALUE AND CASH VALUE

Your "account value" is the total of the values you have in: (i) the variable investment options; (ii) the guaranteed interest option; and (iii) the loan reserve account (applies for Rollover TSA contracts only).

Your contract also has a "cash value." At any time before annuity payments begin, your contract's cash value is equal to the account value less: (i) the total amount or a pro rata portion of the annual administrative charge as well as any optional benefit charges; (ii) any applicable withdrawal charge; and
(iii) the amount of any outstanding loan plus accrued interest (applicable to Rollover TSA contracts only). Please see "Surrendering your contract to receive its cash value" in "Accessing your money" later in this Prospectus.


YOUR CONTRACT'S VALUE IN THE VARIABLE INVESTMENT OPTIONS

Each variable investment option invests in shares of a corresponding Portfolio. Your value in each variable investment option is measured by "units." The value of your units will increase or decrease as though you had invested it in the corresponding Portfolio's shares directly. Your value, however will be reduced by the amount of the fees and charges that we deduct under the contract.

The unit value for each variable investment option depends on the investment performance of that option, less daily charges for:

(i)      mortality and expense risks;

(ii)     administrative expenses; and

(iii)    distribution charges.

On any day, your value in any variable investment option equals the number of units credited to that option, adjusted for any units purchased for or deducted from your contract under that option, multiplied by that day's value for one unit. The number of your contract units in any variable investment option does not change unless they are:

(i)      increased to reflect additional contributions plus the credit;

(ii)     decreased to reflect a withdrawal (plus applicable withdrawal charges);

(iii) increased to reflect transfer into, or decreased to reflect transfer out of a variable investment option; or

(iv) increased or decreased to reflect a transfer of your loan amount from or to the loan reserve account under a Rollover TSA contract.

In addition, when we deduct the enhanced death benefit, Guaranteed minimum income benefit, Guaranteed withdrawal benefit for life and/or Earnings enhancement benefit charges, the number of units credited to your contract will be reduced. Your units are also reduced when we deduct the annual administrative charge. A description of how unit values are calculated is found in the SAI.

YOUR CONTRACT'S VALUE IN THE GUARANTEED
INTEREST OPTION

Your value in the guaranteed interest option at any time will equal: your contributions and transfers to that option, plus interest, minus withdrawals out of the option, and charges we deduct.



INSUFFICIENT ACCOUNT VALUE

Your contract will terminate without value if your account value is insufficient to pay any applicable charges when due. Your account value could become insufficient due to withdrawals and/or poor market performance. Upon such termination, you will lose all your rights under your contract and any applicable guaranteed benefits, except as discussed below.

See Appendix VI later in this Prospectus for any state variations with regard to terminating your contract.



GUARANTEED MINIMUM INCOME BENEFIT NO LAPSE GUARANTEE. In certain circumstances, even if your account value falls to zero, your Guaranteed minimum income benefit will still have value. Please see "Contract features and benefits" earlier in this Prospectus for information on this feature.


GUARANTEED WITHDRAWAL BENEFIT FOR LIFE. If your Guaranteed minimum income benefit converts to the Guaranteed withdrawal benefit for life, and your account value falls to zero due to an Excess withdrawal, we will terminate your contract and you will receive no payment or supplementary life annuity contract, even if your GWBL benefit base is greater than zero. If, however, your account value falls to zero, either due to a withdrawal or surrender that is not an Excess withdrawal or due to a deduction of charges, the benefit will still have value. See "Contract features and benefits" earlier in this Prospectus.


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3. Transferring your money among investment options

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TRANSFERRING YOUR ACCOUNT VALUE

At any time before the date annuity payments are to begin, you can transfer some or all of your account value among the variable investment options, subject to the following:

o You may not transfer any amount to the account for special money market dollar cost averaging.


o Under Option A, a transfer into the guaranteed interest option (other than a transfer pursuant to a dollar cost averaging program) will not be permitted if such transfer would result in more than 25% of the account value being allocated to the guaranteed interest option, based on the account value as of the previous business day.

o Under Option B, you may make a transfer from one investment option to another investment option within the same category provided the resulting allocation to the receiving investment option does not exceed the investment option maximum in place at the time of the transfer. You can make a transfer from an investment option in one category to an investment option in another category as long as the minimum rules for the transferring category, the minimum and maximum rules for the receiving category and the maximum rule for the receiving investment option are met. You may also request a transfer that would reallocate your account value based on percentages, provided those percentages are consistent with the category and investment option limits in place at the time of the transfer. In calculating the limits for any transfer, we use the account value percentages as of the date prior to the transfer. Transfer requests do not change the allocation instructions on file for any future contribution or rebalancing, although transfer requests will be considered subject to the Custom Selection rules at the time of the request. In connection with any transfer, you should consider providing new allocation instructions, which would be used in connection with future rebalancing. A transfer must comply with transfer rules described under "Allocating your contributions" earlier in the Prospectus.

In addition, we reserve the right to restrict transfers into and among variable investment options, including limitations on the number, frequency or dollar amount of transfers. Our current transfer restrictions are set forth in the "Disruptive transfer activity" section below.


The maximum amount that may be transferred from the guaranteed interest option to any investment option (other than amounts transferred pursuant to the dollar cost averaging program) in any contract year is the greatest of:

(a) 25% of the amount you have in the guaranteed interest option on the last day of the prior contract year;

(b) the total of all amounts transferred at your request from the guaranteed interest option to any of the Investment options in the prior contract year; or

(c) 25% of amounts transferred or allocated to the guaranteed interest option during the current contract year.

From time to time, we may remove the restrictions regarding transferring amounts out of the guaranteed interest option. If we do so, we will tell you. We will also tell you at least 45 days in advance of the day we intend to reimpose the transfer restrictions. When we reimpose the transfer restrictions, if any dollar cost averaging transfer out of the guaranteed interest option causes a violation of the 25% outbound restriction, that dollar cost averaging program will be terminated for the current contract year. If you are eligible, a new dollar cost averaging program can be started in the next or subsequent contract years.

You may request a transfer in writing or through Online Account Access. Under Option A, you may also request a transfer by telephone using TOPS. You must send in all written transfer requests directly to our processing office. Transfer requests should specify:

(1)  the contract number;

(2) the dollar amounts or percentages of your current account value to be transferred; and

(3)  the investment options to and from which you are transferring.

We will confirm all transfers in writing.

Please see "Allocating your contributions" in "Contract features and benefits" for more information about your role in managing your allocations.

DISRUPTIVE TRANSFER ACTIVITY

You should note that the contract is not designed for professional "market timing" organizations, or other organizations or individuals engaging in a market timing strategy. The contract is not designed to accommodate programmed transfers, frequent transfers or transfers that are large in relation to the total assets of the underlying portfolio.

Frequent transfers, including market timing and other program trading or short-term trading strategies, may be disruptive to the underlying portfolios in which the variable investment options invest. Disruptive transfer activity may adversely affect performance and the interests of long-term investors by requiring a portfolio to maintain larger amounts of cash or to liquidate portfolio holdings at a disadvantageous time or price. For example, when market timing occurs, a portfolio may have to sell its holdings to have the cash necessary to redeem the market timer's investment. This can happen when it is not advantageous to sell any securities, so the portfolio's performance may be hurt. When large dollar amounts are involved, market timing can also make it difficult to use long-term investment strategies because a portfolio cannot predict how much cash it will have to invest. In addition, disruptive transfers or purchases and redemptions of portfolio investments may impede efficient portfolio management and impose increased transaction costs, such as brokerage costs, by requiring the portfolio manager to effect more frequent purchases and sales of portfolio securities. Similarly, a portfolio may bear increased


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administrative costs as a result of the asset level and investment volatility that accompanies patterns of excessive or short-term trading. Portfolios that invest a significant portion of their assets in foreign securities or the securities of small- and mid-capitalization companies tend to be subject to the risks associated with market timing and short-term trading strategies to a greater extent than portfolios that do not. Securities trading in overseas markets present time zone arbitrage opportunities when events affecting portfolio securities values occur after the close of the overseas market but prior to the close of the U.S. markets. Securities of small- and mid-capitalization companies present arbitrage opportunities because the market for such securities may be less liquid than the market for securities of larger companies, which could result in pricing inefficiencies. Please see the prospectuses for the underlying portfolios for more information on how portfolio shares are priced.

We currently use the procedures described below to discourage disruptive transfer activity. You should understand, however, that these procedures are subject to the following limitations: (1) they primarily rely on the policies and procedures implemented by the underlying portfolios; (2) they do not eliminate the possibility that disruptive transfer activity, including market timing, will occur or that portfolio performance will be affected by such activity; and (3) the design of market timing procedures involves inherently subjective judgments, which we seek to make in a fair and reasonable manner consistent with the interests of all contract owners.

We offer investment options with underlying portfolios that are part of AXA Premier VIP Trust and EQ Advisors Trust (together, the "trusts"). The trusts have adopted policies and procedures regarding disruptive transfer activity. They discourage frequent purchases and redemptions of portfolio shares and will not make special arrangements to accommodate such transactions. They aggregate inflows and outflows for each portfolio on a daily basis. On any day when a portfolio's net inflows or outflows exceed an established monitoring threshold, the trust obtains from us contract owner trading activity. The trusts currently consider transfers into and out of (or vice versa) the same variable investment option within a five business day period as potentially disruptive transfer activity. Each trust reserves the right to reject a transfer that it believes, in its sole discretion, is disruptive (or potentially disruptive) to the management of one of its portfolios. Please see the prospectuses for the trusts for more information.


When a contract is identified in connection with potentially disruptive transfer activity for the first time, a letter is sent to the contract owner explaining that there is a policy against disruptive transfer activity and that if such activity continues certain transfer privileges may be eliminated. If and when the contract owner is identified a second time as engaged in potentially disruptive transfer activity under the contract, we currently prohibit the use of voice, fax and automated transaction services. We currently apply such action for the remaining life of each affected contract. We or a trust may change the definition of potentially disruptive transfer activity, the monitoring procedures and thresholds, any notification procedures, and the procedures to restrict this activity. Any new or revised policies and procedures will apply to all contract owners uniformly. We do not permit exceptions to our policies restricting disruptive transfer activity.


It is possible that a trust may impose a redemption fee designed to discourage frequent or disruptive trading by contract owners. As of the date of this Prospectus, the trusts had not implemented such a fee. If a redemption fee is implemented by a trust, that fee, like any other trust fee, will be borne by the contract owner.

Contract owners should note that it is not always possible for us and the underlying trusts to identify and prevent disruptive transfer activity. In addition, because we do not monitor for all frequent trading at the separate account level, contract owners may engage in frequent trading which may not be detected, for example, due to low net inflows or outflows on the particular day(s). Therefore, no assurance can be given that we or the trusts will successfully impose restrictions on all potentially disruptive transfers. Because there is no guarantee that disruptive trading will be stopped, some contract owners may be treated differently than others, resulting in the risk that some contract owners may be able to engage in frequent transfer activity while others will bear the effect of that frequent transfer activity. The potential effects of frequent transfer activity are discussed above.


REBALANCING YOUR ACCOUNT VALUE


If you elect Option A for your investment options, a recurring optional rebalancing program is not available, instead you can rebalance your account value by submitting a request to rebalance your account value as of the date we receive your request. Any subsequent rebalancing transactions would require a subsequent rebalancing request. If you elect Option B, we require an automatic quarterly rebalancing program. For more information about Options A and B and the rebalancing program under Option B, see "Allocating your contributions" earlier in this Prospectus.



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4. Accessing your money


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WITHDRAWING YOUR ACCOUNT VALUE

You have several ways to withdraw your account value before annuity payments begin. Withdrawals will be deducted pro rata from the applicable investment options. The table below shows the methods available under each type of contract. More information follows the table.

Please see "Insufficient account value" in "Determining your contract's value" earlier in this Prospectus and "How withdrawals affect your Guaranteed minimum income benefit and Guaranteed minimum death benefit" and "How withdrawals affect your GWBL" below for more information on how withdrawals affect your guaranteed benefits and could potentially cause your contract to terminate.



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                                   Method of withdrawal
               -----------------------------------------------------------------
               Automatic                                            Lifetime
                payment                                Pre-age      required
                 plans                                 59-1/2       minimum
                 (GWBL                   System-   substantially   distribu-
   Contract      only)       Partial      atic         equal          tion
--------------------------------------------------------------------------------
NQ                Yes         Yes         Yes            No            No
--------------------------------------------------------------------------------
Traditional
 IRA              Yes         Yes         Yes           Yes           Yes
--------------------------------------------------------------------------------
Roth IRA          Yes         Yes         Yes           Yes            No
--------------------------------------------------------------------------------
Rollover
 TSA*             Yes         Yes         Yes            No           Yes
--------------------------------------------------------------------------------
QP**              Yes         Yes          No            No           Yes
--------------------------------------------------------------------------------

* Employer or plan approval required for all transactions. Your ability to take withdrawals or loans from, or surrender your TSA contract may be limited. See "Tax Sheltered Annuity contracts (TSAs)" in "Tax information" later in this Prospectus.

** All payments are made to the trust, as the owner of the contract. See "Appendix II: Purchase considerations for QP contracts" later in this Prospectus.


AUTOMATIC PAYMENT PLANS
(For contracts with GWBL only)

You may take automatic withdrawals under either the Maximum payment plan or the Customized payment plan, as described below. Under either plan, you may take withdrawals on a monthly, quarterly or annual basis. You may change the payment frequency of your withdrawals at any time, and the change will become effective on the next contract date anniversary.

You may elect either the Maximum payment plan or the Customized payment plan at any time after your Guaranteed minimum income benefit converts to the Guaranteed withdrawal benefit for life. You must wait at least 28 days from the Conversion effective date before automatic payments begin. We will make the withdrawals on any day of the month that you select as long as it is not later than the 28th day of the month.


MAXIMUM PAYMENT PLAN. Our Maximum payment plan provides for the withdrawal of the Guaranteed annual withdrawal amount in scheduled payments. The amount of the withdrawal will increase on contract date anniversaries with an Annual Ratchet.

If you elect the Maximum payment plan and start monthly or quarterly payments after the beginning of a contract year, the payments you take that year will be less than your Guaranteed annual withdrawal amount.

If you take a partial withdrawal while the Maximum payment plan is in effect, we will terminate the plan. You may enroll in the plan again at any time, but the scheduled payments will not resume until the next contract date anniversary.


CUSTOMIZED PAYMENT PLAN. Our Customized payment plan provides for the withdrawal of a fixed amount not greater than the Guaranteed annual withdrawal amount in scheduled payments. The amount of the withdrawal will not be increased on contract date anniversaries with an Annual Ratchet. You must elect to change the scheduled payment amount.

It is important to note that if you elect the Customized payment plan and start monthly or quarterly withdrawals after the beginning of a contract year, you could select scheduled payment amounts that would cause an Excess withdrawal. If your selected scheduled payment would cause an Excess withdrawal, we will notify you. As discussed earlier in this Prospectus, Excess withdrawals may significantly reduce the value of the Guaranteed withdrawal benefit for life. See "Effect of Excess withdrawals" in "Contract features and benefits" earlier in this Prospectus.

If you take a partial withdrawal while the Customized payment plan is in effect, we will terminate the plan. You may enroll in the plan again at any time, but the scheduled payments will not resume until the next contract date anniversary.


PARTIAL WITHDRAWALS
(All contracts)

You may take partial withdrawals from your account value at any time. (Rollover TSA contracts may have restrictions and employer or plan approval is required.) The minimum amount you may withdraw is $300.

Partial withdrawals will be subject to a withdrawal charge if they exceed the 10% free withdrawal amount (see "10% free withdrawal amount" in "Charges and expenses" later in this Prospectus). Under Rollover TSA contracts, if a loan is outstanding, you may only take partial withdrawals as long as the cash value remaining after any withdrawal equals at least 10% of the outstanding loan plus accrued interest.

Any request for a partial withdrawal will terminate your participation in either the Maximum payment plan or Customized payment plan, if applicable.


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SYSTEMATIC WITHDRAWALS
(All contracts except QP)

You may take systematic withdrawals of a particular dollar amount or a particular percentage of your account value. (Rollover TSA contracts may have restrictions and employer or plan approval is required).

You may take systematic withdrawals on a monthly, quarterly or annual basis as long as the withdrawals do not exceed the following percentages of your account value on the date of the withdrawal: 0.8% monthly, 2.4% quarterly and 10% annually. The minimum amount you may take in each systematic withdrawal is $250. If the amount withdrawn would be less than $250 on the date a withdrawal is to be taken, we will not make a payment and we will terminate your systematic withdrawal election.

If the withdrawal charges on your contract have expired, you may elect a systematic withdrawal option in excess of your percentages of your account value as of the beginning of the contract year, as described in the preceding paragraph, up to 100% of your account value. However, if you elect a systematic withdrawal option in excess of these limits, and make a subsequent contribution to your contract, the systematic withdrawal option will be terminated. You may then elect a new systematic withdrawal option within the limits described in the preceding paragraph.

We will make the withdrawals on any day of the month that you select as long as it is not later than the 28th day of the month. If you do not select a date, we will make the withdrawals on the same calendar day of the month as the contract date. You must wait at least 28 days after your contract is issued before your systematic withdrawals can begin.

You may elect to take systematic withdrawals at any time. If you own an IRA contract, you may elect this withdrawal method only if you are between ages 59-1/2 and 70-1/2.

You may change the payment frequency, or the amount or percentage of your systematic withdrawals, once each contract year. However, you may not change the amount or percentage in any contract year in which you have already taken a partial withdrawal. You can cancel the systematic withdrawal option at any time. Systematic withdrawals are not available if the Guaranteed minimum income benefit has converted to the Guaranteed withdrawal benefit for life.

If you take a partial withdrawal while you are taking systematic withdrawals, your systematic withdrawal option will be terminated. You may then elect a new systematic withdrawal option

Systematic withdrawals are not subject to a withdrawal charge, except to the extent that, when added to a partial withdrawal previously taken in the same contract year, the systematic withdrawal exceeds the 10% free withdrawal amount.

If you are taking systematic withdrawals at the time the Guaranteed minimum income benefit converts to the Guaranteed withdrawal benefit for life, the conversion will not terminate your systematic withdrawals. Continuing your systematic withdrawals after conversion may result in an Excess withdrawal. You should consider terminating your systematic withdrawals and electing an automatic payment plan at the time of the conversion to the Guaranteed withdrawal benefit for life, and you will be advised to cancel this election in the Systematic Withdrawal election form and in the Guaranteed minimum income benefit exercise notice.

SUBSTANTIALLY EQUAL WITHDRAWALS
(All contracts except QP contracts)

We offer our "substantially equal withdrawals option" to allow you to receive distributions from your account value without triggering the 10% additional federal income tax penalty, which normally applies to distributions made before age 59-1/2. See "Tax information" later in this Prospectus. We use one of the IRS-approved methods for doing this; this is not the exclusive method of meeting this exception. After consultation with your tax adviser, you may decide to use another method which would require you to compute amounts yourself and request partial withdrawals. In such a case, a withdrawal charge may apply. Once you begin to take substantially equal withdrawals, you should not (i) stop them;
(ii) change the pattern of your withdrawals, for example, by taking an additional partial withdrawal; or (iii) contribute any more to the contract until after the later of age 59-1/2 or five full years after the first withdrawal. If you alter the pattern of withdrawals, you may be liable for the 10% federal tax penalty that would have otherwise been due on prior withdrawals made under this option and for any interest on the delayed payment of the penalty.

In accordance with IRS guidance, an individual who has elected to receive substantially equal withdrawals may make a one time change, without penalty, from one of the IRS-approved methods of calculating fixed payments to another IRS-approved method (similar to the required minimum distribution rules) of calculating payments which vary each year.

You may elect to take substantially equal withdrawals at any time before age 59-1/2. We will make the withdrawal on any day of the month that you select as long as it is not later than the 28th day of the month. We will calculate the amount of your substantially equal withdrawals using the IRS-approved method we offer. The payments will be made monthly, quarterly or annually as you select. These payments will continue until (i) we receive written notice from you to cancel this option; (ii) you take an additional partial withdrawal; or (iii) you contribute any more to the contract. You may elect to start receiving substantially equal withdrawals again, but the payments may not restart in the same calendar year in which you took a partial withdrawal or added amounts to the contract. We will calculate the new withdrawal amount.

Substantially equal withdrawals that we calculate for you are not subject to a withdrawal charge, except to the extent that, when added to a partial withdrawal previously taken in the same contract year, the substantially equal withdrawal exceeds the free withdrawal amount (see "10% free withdrawal amount" in "Charges and expenses" later in this Prospectus).

The substantially equal withdrawal program is not available if the Guaranteed minimum income benefit converts to the Guaranteed withdrawal benefit for life.

LIFETIME REQUIRED MINIMUM DISTRIBUTION WITHDRAWALS
(Traditional IRA and Rollover TSA and QP contracts only -- See "Tax information" later in this Prospectus)

There are special rules governing required minimum distributions in 2009. Please see "Suspension of required minimum distributions for


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2009" later in this Prospectus. We will make distributions for calendar year 2009 unless we receive a written request to suspend the 2009 distribution before we make the payment.


We offer our "automatic required minimum distribution (RMD) service" to help you meet lifetime required minimum distributions under federal income tax rules. This is not the exclusive way for you to meet these rules. After consultation with your tax adviser, you may decide to compute required minimum distributions yourself and request partial withdrawals. In such a case, a withdrawal charge may apply. Before electing this account based withdrawal option, you should consider whether annuitization might be better in your situation. If you have elected certain additional benefits, such as the Guaranteed minimum death benefit or Guaranteed minimum income benefit amounts withdrawn from the contract to meet RMDs will reduce the benefit base and may limit the utility of the benefit. Also, the actuarial present value of additional contract benefits must be added to the account value in calculating required minimum distribution withdrawals from annuity contracts funding qualified plans, TSAs and IRAs, which could increase the amount required to be withdrawn. Please refer to "Tax information" later in this Prospectus.

This service is not available under defined benefit QP contracts.

You may elect this service in the year in which you reach age 70-1/2 or in any later year. The minimum amount we will pay out is $250. Currently, minimum distribution withdrawal payments will be made annually. See "Required minimum distributions" in "Tax information" later in this Prospectus for your specific type of retirement arrangement.

This service does not generate automatic required minimum distribution payments during the first contract year. Therefore, if you are making a rollover or transfer contribution to the contract after age 70-1/2, you must take any required minimum distributions before the rollover or transfer. If you do not, any withdrawals that you take during the first contract year to satisfy your required minimum distributions may be subject to withdrawal charges, if they exceed the free withdrawal amount.

--------------------------------------------------------------------------------
For traditional IRA and Rollover TSA contracts, we will send a form outlining the distribution options available in the year you reach age 70-1/2 (if you have not begun your annuity payments before that time).
--------------------------------------------------------------------------------

We do not impose a withdrawal charge on minimum distribution withdrawals if you are enrolled in our automatic RMD service except if, when added to a partial withdrawal previously taken in the same contract year, the minimum distribution withdrawal exceeds the 10% free withdrawal amount.

Under Rollover TSA contracts, you may not elect our automatic RMD service if a loan is outstanding.

FOR CONTRACTS WITH GWBL. Generally, if you elect our Automatic RMD service, any lifetime required minimum distribution payment we make to you under our Automatic RMD service will not be treated as an Excess withdrawal.

If you elect either the Maximum payment plan or the Customized payment plan AND our Automatic RMD service, we will make an extra payment, if necessary, on December 1st that will equal your lifetime required minimum distribution less all payments made through November 30th and any scheduled December payment. The combined automatic plan payments and lifetime required minimum distribution payment will not be treated as Excess withdrawals, if applicable. However, if you take any partial withdrawals in addition to your lifetime required minimum distribution and automatic payment plan payments, your applicable automatic payment plan will be terminated. The partial withdrawal may cause an Excess withdrawal and may be subject to a withdrawal charge. You may enroll in the plan again at any time, but the scheduled payments will not resume until the next contract date anniversary. Further, your GWBL benefit base and Guaranteed annual withdrawal amount may be reduced. See "Effect of Excess withdrawals" in "Contract features and benefits" earlier in this Prospectus.

If you elect our Automatic RMD service and elect to take your Guaranteed annual withdrawal amount in partial withdrawals without electing one of our available automatic payment plans, we will make a payment, if necessary, on December 1st that will equal your required minimum distribution less all withdrawals made through November 30th. If prior to December 1st you make a partial withdrawal that exceeds your Guaranteed annual withdrawal amount, but not your RMD amount, that partial withdrawal will be treated as an Excess withdrawal, as well as any subsequent partial withdrawals made during the same contract year. However, if by December 1st your withdrawals have not exceeded your RMD amount, the RMD payment we make to you will not be treated as an Excess withdrawal.

If you are enrolled in our Automatic RMD service and are taking systematic withdrawals at the time the Guaranteed minimum income benefit is converted to the Guaranteed withdrawal benefit for life, we will make a payment, if necessary, on December 1st that will equal your required minimum distribution less all withdrawals made through November 30th. If your systematic withdrawal payment is a fixed dollar amount, rather than a percentage of your account value, the December 1st RMD payment will factor into any December systematic withdrawal payment. The December 1st RMD payment will not be treated as an Excess withdrawal, but any subsequent systematic withdrawals in the same contract year may be treated as Excess withdrawals. If by December 1st your systematic withdrawals have equaled or exceeded your RMD amount, any withdrawal that exceeds the Guaranteed annual withdrawal amount will be treated as an Excess withdrawal.


FOR CONTRACTS WITH THE GUARANTEED MINIMUM INCOME BENEFIT. The no lapse guarantee will not be terminated if a required minimum distribution payment using our automatic RMD service causes your cumulative withdrawals in the contract year to exceed 4% of the Roll-Up benefit base (as of the beginning of the contract year or in the first contract year, all contributions received within the first 90 days).


Owners of tax-qualified contracts (IRA, TSA and QP) generally should not reset the Roll-Up benefit base if lifetime required minimum distributions must begin before the end of the new exercise waiting period. See "Roll-Up benefit base reset" in "Contract features and benefits" earlier in this Prospectus.


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HOW WITHDRAWALS ARE TAKEN FROM YOUR ACCOUNT VALUE

Unless you specify otherwise, we will subtract your withdrawals on a pro rata basis from your account value in the variable investment options and the guaranteed interest option. If there is insufficient value or no value in the in the variable investment options and the guaranteed interest option, any additional amount of the withdrawal required or the total amount of the withdrawal will be withdrawn from the account for special money market dollar cost averaging.


HOW WITHDRAWALS AFFECT YOUR GUARANTEED MINIMUM INCOME BENEFIT AND GUARANTEED MINIMUM DEATH BENEFIT

Withdrawals (including RMDs) will reduce your benefits on either a pro rata or dollar-for-dollar basis. Unless otherwise stated, the withdrawal deductions will be on a pro rata basis. Reduction on a pro rata basis means that we calculate the percentage of your current account value that is being withdrawn and we reduce your current benefit by the same percentage. For example, if your account value is $30,000 and you withdraw $12,000, you have withdrawn 40% of your account value. If your benefit was $40,000 before the withdrawal, it would be reduced by $16,000 ($40,000 X .40) and your new benefit after the withdrawal would be $24,000 ($40,000-$16,000).

For purposes of calculating the adjustment to your guaranteed benefits, the amount of the withdrawal will include the amount of any applicable withdrawal charge. Using the example above, the $12,000 withdrawal would include the withdrawal amount paid to you and the amount of any applicable withdrawal charge deducted from your account value. For more information on the calculation of the charge, see "Withdrawal charge" later in the Prospectus.


If the Guaranteed minimum income benefit is elected at issue, during the first five contract years, with respect to the GMIB I - Asset Allocation the "Greater of" GMDB I enhanced death benefit, the GMIB II - Custom Selection and the "Greater of" GMDB II enhanced death benefit, withdrawals (including any applicable withdrawal charges) will reduce each of the benefits' 4% Roll-Up to age 80 benefit base on a pro-rata basis. If the Guaranteed minimum income benefit is added after issue, the applicable five year period begins as of the GMIB effective date. Beginning on the first day of the 6th contract year, with respect to the GMIB I - Asset Allocation the "Greater of" GMDB I enhanced death benefit, the GMIB II - Custom Selection and the "Greater of" GMDB II enhanced death benefit, withdrawals (including any applicable withdrawal charges) will reduce each of the benefits' 4% Roll-Up to age 80 benefit base on a dollar-for-dollar basis, as long as the sum of withdrawals in a contract year is 4% or less of the 4% Roll-Up benefit base on the contract issue date or the most recent contract date anniversary, if later. Once a withdrawal is taken that causes the sum of withdrawals in a contract year to exceed 4% of the benefit base on the most recent anniversary, that entire withdrawal and any subsequent withdrawals in that same contract year will reduce the benefit base on a pro rata basis.

When an RMD withdrawal using our RMD program occurs, the waiting period for dollar-for-dollar withdrawals will not apply and the entire withdrawal amount will reduce the roll-up benefit base on a dollar-for-dollar basis. Reduction on a dollar-for-dollar basis means that your 4% Roll-Up to age 80 benefit base will be reduced by the dollar amount of the withdrawal for each Guaranteed benefit. The Annual Ratchet to age 80 benefit base will always be reduced on a pro rata basis.

If dollar for dollar withdrawals were to be allowed in the first contract year, for both of the Guaranteed minimum income benefits and "Greater of" enhanced death benefits, the dollar for dollar withdrawal amount for the first contract year will be determined using all contributions received in the first 90 days after contract issue. For QP contracts, after the first contract year, additional contributions made during the contract year do not affect the amount of the withdrawals that can be taken on a dollar-for-dollar basis in that contract year even if the benefit is added after issue.


If you convert from a QP contract to an IRA, your waiting period for the dollar-for-dollar withdrawal under the IRA contract will include any time that you were a participant under the QP contract.


If your Guaranteed minimum income benefit is converted to the Guaranteed withdrawal benefit for life, any subsequent withdrawals from your contract will reduce your Guaranteed minimum death benefit base on a pro rata basis, regardless of the type of "Greater of" enhanced death benefit you had elected. If you drop the Guaranteed minimum income benefit at age 80 without converting it to the Guaranteed withdrawal benefit for life, your death benefit will retain its original withdrawal treatment. See "Dropping the Guaranteed minimum income benefit after issue" described earlier under "Contract features and benefits."


HOW WITHDRAWALS AFFECT YOUR GWBL

Your GWBL benefit base is not reduced by withdrawals until a withdrawal causes cumulative withdrawals in a contract year to exceed the Guaranteed annual withdrawal amount. Withdrawals that exceed the Guaranteed annual withdrawal amount, however, can significantly reduce your GWBL benefit base and Guaranteed annual withdrawal amount. For more information, see "Effect of Excess withdrawals", "Effect of your account value falling to zero" and "Other important considerations" under "Guaranteed withdrawal benefit for life ("GWBL")" in "Contract features and benefits" earlier in this Prospectus.


Please consider, however, that the Guaranteed withdrawal benefit for life is not beneficial to the Owner unless the Owner intends to take withdrawals.

For purposes of calculating your GWBL benefit base, the amount of the Excess withdrawal will include the withdrawal amount paid to you and the amount of the withdrawal charge deducted from your account value. For more information on calculation of the charge, see "Withdrawal charge" later in this Prospectus.


WITHDRAWALS TREATED AS SURRENDERS


If you withdraw more than 90% of a contract's current cash value, we will treat it as a request to surrender the contract for its cash value. In addition, we have the right to pay the cash value and terminate the contract if no contributions are made during the last three completed contract years, and the account value is less than $500, or if you make



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a withdrawal that would result in a cash value of less than $500. The rules in the preceding sentence do not apply if the Guaranteed minimum income benefit no lapse guarantee is in effect on your contract. See "Surrendering your contract to receive its cash value" below. For the tax consequences of withdrawals, see "Tax information" later in this Prospectus.

SPECIAL RULES FOR THE GUARANTEED WITHDRAWAL BENEFIT FOR LIFE. We will not treat a withdrawal request that results in a withdrawal in excess of 90% of the contract's cash value as a request to surrender the contract unless it is an Excess withdrawal. In addition, we will not terminate your contract if either your account value or cash value falls below $500, unless it is due to an Excess withdrawal. In other words, if you take an Excess withdrawal that equals more than 90% of your cash value or reduces your cash value to less than $500, we will treat your request as a surrender of your contract even if your GWBL benefit base is greater than zero. Please also see "Insufficient account value" in "Determining your contract's value" earlier in this Prospectus. Please also see "Guaranteed withdrawal benefit for life ("GWBL")" in "Contract features and benefits" and "Effect of your account value falling to zero" under Guaranteed withdrawal benefit for life ("GWBL") earlier in this Prospectus, for more information on how withdrawals affect your guaranteed benefits and could potentially cause your contract to terminate.


LOANS UNDER ROLLOVER TSA CONTRACTS

Loans under a Rollover TSA contract are not permitted without employer or plan approval. We will not permit you to take a loan or have a loan outstanding in the following situations: (i) while you are enrolled in our "automatic required minimum distribution (RMD) service"; or (ii) if the GWBL option is in effect.

If you elect the Guaranteed minimum income benefit and there is a loan outstanding under a Rollover TSA contract on the Conversion effective date or the Conversion transaction date, the Guaranteed minimum income benefit cannot convert to the Guaranteed withdrawal benefit for life. If you want to convert your Guaranteed minimum income benefit to the Guaranteed withdrawal benefit for life, you must pay off the loan before the Conversion effective date. See "Guaranteed withdrawal benefit for life ("GWBL")" in "Contract features and benefits" earlier in this Prospectus.

Loans are subject to federal income tax limits and are also subject to the limits of the plan. The loan rules under ERISA may apply to plans not sponsored by a governmental employer. Federal income tax rules apply to all plans, even if the plan is not subject to ERISA.

A loan will not be treated as a taxable distribution unless:

o    It exceeds limits of federal income tax rules;

o    Interest and principal are not paid when due; or

o    In some instances, service with the employer terminates.

Taking a loan in excess of the Internal Revenue Code limits may result in adverse tax consequences.

Before we make a loan, you must properly complete and sign a loan request form. Loan processing may not be completed until we receive all information and approvals required to process the loan at our processing office.

We will permit you to have only one loan outstanding at a time. The minimum loan amount is $1,000. The maximum amount is $50,000 or, if less, 50% of your account value, subject to any limits under the federal income tax rules. The term of the loan is five years. However, if you use the loan to acquire your primary residence, the term is 10 years. The term may not extend beyond the earliest of:

     (1)  the date annuity payments begin,

     (2)  the date the contract terminates, and

     (3) the date a death benefit is paid (the outstanding loan, including any accrued but unpaid loan interests, will be deducted from the death benefit amounts).

A loan request under your Rollover TSA contract will be processed on the first business day of the month following the date on which the properly completed loan request form is received. Interest will accrue daily on your outstanding loan at a rate we set. The loan interest rate will be equal to the Moody's Corporate Bond Yield Averages for Baa bonds for the calendar month ending two months before the first day of the calendar quarter in which the rate is determined. See Appendix VI later in this Prospectus to see if a different interest rate applies in your state. Please see Appendix VI later in this Prospectus for any state rules that may affect loans from a TSA contract. Also, see "Tax information" later in this Prospectus for general rules applicable to loans.

Tax consequences of failure to repay a loan when due are substantial, and may result in severe restrictions on your ability to borrow amounts under any plans of your employer in the future.

LOAN RESERVE ACCOUNT. On the date your loan is processed, we will transfer the amount of your loan to the "loan reserve account". Unless you specify otherwise, we will subtract your loan on a pro rata basis from your value in the variable investment options and the guaranteed interest option. If those amounts are insufficient, we will deduct all or a portion of the loan from the account for special money market dollar cost averaging.


For the period of time your loan is outstanding, the loan reserve account rate we will credit will equal the loan interest rate minus a maximum rate of 2%. When you make a loan repayment, unless you specify otherwise, we will transfer the dollar amount of the loan repaid and the amount of interest earned from the loan reserve account to the investment options according to the allocation percentages we have on our records. Loan repayments are not considered contributions and therefore are not eligible for additional credits.



SURRENDERING YOUR CONTRACT TO RECEIVE ITS CASH VALUE

You may surrender your contract to receive its cash value at any time while an owner is living (or for contracts with non-natural owners while the annuitant is living) and before you begin to receive annuity payments. (Rollover TSA contracts may have restrictions and employer or plan approval is required). For a surrender to be effective, we must receive your written request and your contract at our processing office. We will determine your cash value on the date we receive the required information.


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All benefits under the contract will terminate as of the date we receive the required information, including the Guaranteed withdrawal benefit for life (if applicable), if your cash value is greater than your Guaranteed annual withdrawal amount remaining that year. If your cash value is not greater than your Guaranteed annual withdrawal amount remaining that year, then you will receive a supplementary life annuity contract. For more information, please see "Effect of your account value falling to zero" in "Contract features and benefits" earlier in this Prospectus. Also, if the Guaranteed minimum income benefit no lapse guarantee is in effect, the benefit will terminate without value if your cash value plus any other withdrawals taken in the contract year exceed 4% of the Roll-Up benefit base (as of the beginning of the contract year). For more information, please see "Insufficient account value" in "Determining your contract's value" and "Guaranteed withdrawal benefit for life ("GWBL")" in "Contract features and benefits" earlier in this Prospectus.


You may receive your cash value in a single sum payment or apply it to one or more of the annuity payout options. See "Your annuity payout options" below. For the tax consequences of surrenders, see "Tax information" later in this Prospectus.


WHEN TO EXPECT PAYMENTS

Generally, we will fulfill requests for payments out of the variable investment options within seven calendar days after the date of the transaction to which the request relates. These transactions may include applying proceeds to a variable annuity, payment of a death benefit, payment of any amount you withdraw (less any withdrawal charge) and, upon surrender, payment of the cash value. We may postpone such payments or applying proceeds for any period during which:

     (1)  the New York Stock Exchange is closed or restricts trading,

     (2) the SEC determines that an emergency exists as a result of which sales of securities or determination of the fair value of a variable investment option's assets is not reasonably practicable, or

     (3) the SEC, by order, permits us to defer payment to protect people remaining in the variable investment options.

We can defer payment of any portion of your value in the guaranteed interest option (other than for death benefits) for up to six months while you are living. We also may defer payments for a reasonable amount of time (not to exceed 10 days) while we are waiting for a contribution check to clear.

All payments are made by check and are mailed to you (or the payee named in a tax-free exchange) by U.S. mail, unless you request that we use an express delivery and wire transfer service at your expense.


YOUR ANNUITY PAYOUT OPTIONS


Deferred annuity contracts such as Accumulator(R) Plus(SM) provide for conversion to payout status at or before the contract's "maturity date." This is called annuitization. When your contract is annuitized, your Accumulator(R) Plus(SM) contract and all its benefits will terminate and you will receive a supplemental annuity payout contract ("payout option") that provides periodic payments for life or for a specified period of time. In general, the periodic payment amount is determined by the account value or cash value of your Accumulator(R) Plus(SM) contract at the time of annuitization and the annuity purchase factor to which that value is applied, as described below. Alternatively, if you have a Guaranteed minimum income benefit, you may exercise your benefit in accordance with its terms. We have the right to require you to provide any information we deem necessary to provide an annuity payout option. If an annuity payout is later found to be based on incorrect information, it will be adjusted on the basis of the correct information.

Your Accumulator(R) Plus(SM) contract guarantees that upon annuitization, your annuity account value will be applied to a guaranteed annuity purchase factor for a life annuity payout option. We reserve the right, with advance notice to you, to change your annuity purchase factor any time after your fifth contract date anniversary and at not less than five year intervals after the first change. (Please see your contract and SAI for more information.) In addition, you may apply your account value or cash value, whichever is applicable, to any other annuity payout option that we may offer at the time of annuitization. We currently offer you several choices of annuity payout options. Some enable you to receive fixed annuity payments which can be either level or increasing, and others enable you to receive variable annuity payments. Please see Appendix VI later in this Prospectus for variations that may apply to your state.


You can choose from among the payout annuity options listed below. Restrictions may apply, depending on the type of contract you own or the owner's and annuitant's ages at contract issue. In addition, if you are exercising your Guaranteed minimum income benefit, your choice of payout options are those that are available under the Guaranteed minimum income benefit (see "Guaranteed minimum income benefit" in "Contract features and benefits" earlier in this Prospectus). If the Guaranteed withdrawal benefit for life is in effect and you choose to annuitize your contract before the maturity date, the Guaranteed withdrawal benefit for life will terminate without value even if your GWBL benefit base is greater than zero. Payments you receive under the payout annuity option you select may be less than you would have received under GWBL. See "Guaranteed withdrawal benefit for life ("GWBL")" in "Contract features and benefits" earlier in this Prospectus for further information.



--------------------------------------------------------------------------------
Fixed annuity payout options           Life annuity
                                       Life annuity with period
                                         certain
                                       Life annuity with refund
                                         certain
                                       Period certain annuity
--------------------------------------------------------------------------------
Variable Immediate Annuity             Life annuity
   payout options                      Life annuity with period
                                         certain
--------------------------------------------------------------------------------
Income Manager(R) payout options       Life annuity with period
   (available for owners and annu-       certain
   itants age 83 or less at contract   Period certain annuity
   issue)
--------------------------------------------------------------------------------

o Life annuity: An annuity that guarantees payments for the rest of the annuitant's life. Payments end with the last monthly payment before the annuitant's death. Because there is no continuation of


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     benefits following the annuitant's death with this payout option, it provides the highest monthly payment of any of the life annuity options, so long as the annuitant is living.

o Life annuity with period certain: An annuity that guarantees payments for the rest of the annuitant's life. If the annuitant dies before the end of a selected period of time ("period certain"), payments continue to the beneficiary for the balance of the period certain. The period certain cannot extend beyond the annuitant's life expectancy. A life annuity with a period certain is the form of annuity under the contracts that you will receive if you do not elect a different payout option. In this case, the period certain will be based on the annuitant's age and will not exceed 10 years.

o Life annuity with refund certain: An annuity that guarantees payments for the rest of the annuitant's life. If the annuitant dies before the amount applied to purchase the annuity option has been recovered, payments to the beneficiary will continue until that amount has been recovered. This payout option is available only as a fixed annuity.

o Period certain annuity: An annuity that guarantees payments for a specific period of time, usually 5, 10, 15, or 20 years. This guaranteed period may not exceed the annuitant's life expectancy. This option does not guarantee payments for the rest of the annuitant's life. It does not permit any repayment of the unpaid principal, so you cannot elect to receive part of the payments as a single sum payment with the rest paid in monthly annuity payments. This payout option is available only as a fixed annuity.

The life annuity, life annuity with period certain, and life annuity with refund certain payout options are available on a single life or joint and survivor life basis. The joint and survivor life annuity guarantees payments for the rest of the annuitant's life and, after the annuitant's death, payments continue to the survivor. We may offer other payout options not outlined here. Your financial professional can provide you with details.


FIXED ANNUITY PAYOUT OPTIONS

With fixed annuities, we guarantee fixed annuity payments will be based either on the tables of guaranteed annuity purchase factors in your contract or on our then current annuity purchase factors, whichever is more favorable for you.


VARIABLE IMMEDIATE ANNUITY PAYOUT OPTIONS

Variable Immediate Annuities are described in a separate prospectus that is available from your financial professional. Before you select a Variable Immediate Annuity payout option, you should read the prospectus which contains important information that you should know.

Variable Immediate Annuities may be funded through your choice of available variable investment options investing in Portfolios of AXA Premier VIP Trust and EQ Advisors Trust. The contract also offers a fixed income annuity payout option that can be elected in combination with the variable annuity payout option. The amount of each variable income annuity payment will fluctuate, depending upon the performance of the variable investment options, and whether the actual rate of investment return is higher or lower than an assumed base rate.

INCOME MANAGER(R) PAYOUT OPTIONS

The Income Manager(R) payout annuity contracts differ from the other payout annuity contracts. The other payout annuity contracts may provide higher or lower income levels, but do not have all the features of the Income Manager(R) payout annuity contract. You may request an illustration of the Income Manager(R) payout annuity contract from your financial professional. Income Manager(R) payout options are described in a separate prospectus that is available from your financial professional. Before you select an Income Manager(R) payout option, you should read the prospectus which contains important information that you should know.

Both NQ and IRA Income Manager(R) payout options provide guaranteed level payments. The Income Manager(R) (life annuity with period certain) also provides guaranteed increasing payments (NQ contracts only). You may not elect an Income Manager(R) payout option without life contingencies unless withdrawal charges are no longer in effect under your Accumulator(R) Plus(SM).

For QP and Rollover TSA contracts, if you want to elect an Income Manager(R) payout option, we will first roll over amounts in such contract to a Rollover IRA contract with the plan participant as owner. You must be eligible for a distribution under the QP or Rollover TSA contract.

You may choose to apply your account value of your Accumulator(R) Plus(SM) contract to an Income Manager(R) payout annuity. In this case, we will consider any amounts applied as a withdrawal from your Accumulator(R) Plus(SM). For the tax consequences of withdrawals, see "Tax information" later in this Prospectus.

The Income Manager(R) payout options are not available in all states.

THE AMOUNT APPLIED TO PURCHASE AN ANNUITY PAYOUT OPTION

The amount applied to purchase an annuity payout option varies, depending on the payout option that you choose, and the timing of your purchase as it relates to any withdrawal charges.

For the fixed annuity payout options and Variable Immediate Annuity payout options, no withdrawal charge is imposed if you select a life annuity, life annuity with period certain or life annuity with refund certain.

The withdrawal charge applicable under your Accumulator(R) Plus(SM) contract is imposed if you select a non-life contingent period certain payout annuity. If the period certain is more than 5 years, then the withdrawal charge deducted will not exceed 5% of the account value.

For the Income Manager(R) life contingent payout options, no withdrawal charge is imposed under the Accumulator(R) Plus(SM). If the withdrawal charge that otherwise would have been applied to your account value under your Accumulator(R) Plus(SM) is greater than 2% of the contributions that remain in your contract at the time you purchase your payout option, the withdrawal charges under the Income Manager(R) will apply. The year in which your account value is applied to the payout option will be "contract year 1."

SELECTING AN ANNUITY PAYOUT OPTION

When you select a payout option, we will issue you a separate written agreement confirming your right to receive annuity payments. We


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require you to return your contract before annuity payments begin. The contract owner and annuitant must meet the issue age and payment requirements.

You can choose the date annuity payments begin from the Accumulator(R) Plus(SM) contract. Generally, the date annuity payments begin may not be earlier than five years (in a limited number of jurisdictions this requirement may be more or less than 5 years) from the contract date. Please see Appendix VI later in this Prospectus for information on state variations. Except with respect to the Income Manager(R) annuity payout options, where payments are made on the 15th day of each month, you can change the date your annuity payments are to begin anytime before that date as long as you do not choose a date later than the 28th day of any month. Also, that date may not be later than the annuity maturity date described below.

If you start receiving annuity payments within three years of making any contribution, we will recover the credit that applies to any contribution made within the prior three years. Please see Appendix VI later in this Prospectus for information on state variations.

The amount of the annuity payments will depend on the amount applied to purchase the annuity and the applicable annuity purchase factors, discussed earlier. The amount of each annuity payment will be less with a greater frequency of payments, or with a longer duration of a non-life contingent annuity or a longer certain period of a life contingent annuity. Once elected, the frequency with which you receive payments cannot be changed.

If, at the time you elect a payout option, the amount to be applied is less than $2,000 or the initial payment under the form elected is less than $20 monthly, we reserve the right to pay the account value in a single sum rather than as payments under the payout option chosen.

If you select an annuity payout option and payments have begun, no change can be made other than: (i) transfers (if permitted in the future) among the variable investment options if a Variable Immediate Annuity payout option is selected; and (ii) withdrawals or contract surrender if an Income Manager(R) annuity payout option is chosen.


ANNUITY MATURITY DATE


Your contract has a maturity date by which you must either take a lump sum payment or select an annuity payout option. The maturity date is based on the age of the original annuitant at contract issue and cannot be changed other than in conformance with applicable law even if you name a new annuitant. For contracts with joint annuitants, the maturity age is based on the older annuitant. The maturity date is generally the contract date anniversary that follows the annuitant's 95th birthday. We will send a notice with the contract statement one year prior to the maturity date. If you do not respond to the notice within the 30 days following the maturity date, your contract will be annuitized automatically.


If the Guaranteed withdrawal benefit for life is in effect under your contract and your contract is annuitized at maturity, we will offer an annuity payout option that guarantees you will receive payments for life that are at least equal to the Guaranteed annual withdrawal amount that you would have received under the Guaranteed withdrawal benefit for life. At annuitization, you will no longer be able to take withdrawals in addition to the payments under this annuity payout option.

You may be eligible to elect an alternate annuity payout option. If you are eligible and elect this option, beginning as of the maturity date and for each subsequent year, the annuity payout will be the higher of two amounts that are calculated as of each contract date anniversary. The annuity payout will be the higher of: (1) the Guaranteed annual withdrawal amount and (2) the amount that the contract owner would have received if the annuity account value had been applied to a life annuity without a period certain, using either (a) the guaranteed annuity rates specified in your contract, or (b) the applicable current individual annuity rates as of the contract date anniversary, applying the rate that provides a greater benefit to the payee.

The resulting periodic payments are distributed while the owner (and if applicable, while any Joint Owner or Successor Owner) is living. Each Guaranteed withdrawal benefit for life Maturity date annuity payment will reduce the minimum death benefit pro rata. When the Guaranteed withdrawal benefit for life Maturity date annuity payments begin, you will not be permitted to make any additional withdrawals. You may, however, surrender the contract at any time on or after the maturity date to receive the contract's remaining cash value.

As described in "Contract features and benefits" under "Guaranteed withdrawal benefit for life ("GWBL")," these payments will have the potential to increase with favorable investment performance. Any remaining Guaranteed minimum death benefit value will be transferred to the annuity payout contract as your "minimum death benefit." If an enhanced death benefit had been elected, its value as of the date the annuity payout contract is issued will become your minimum death benefit, and it will no longer increase.

The minimum death benefit will be reduced pro rata by each payment. If you die while there is any minimum death benefit remaining, it will be paid to your beneficiary.

Please see Appendix VI later in this Prospectus for variations that may apply in your state.


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5. Charges and expenses


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CHARGES THAT AXA EQUITABLE DEDUCTS

We deduct the following charges each day from the net assets of each variable investment option. These charges are reflected in the unit values of each variable investment option:

o    A mortality and expense risks charge

o    An administrative charge

o    A distribution charge

We deduct the following charges from your account value. When we deduct these charges from your variable investment options, we reduce the number of units credited to your contract:

o On each contract date anniversary -- an annual administrative charge, if applicable.

o At the time you make certain withdrawals or surrender your contract -- a withdrawal charge.

o On each contract date anniversary -- a charge for each optional benefit in effect under your contract: a death benefit (other than the Standard death benefit); the Guaranteed minimum income benefit; the Guaranteed withdrawal benefit for life; and the Earnings enhancement benefit.

o At the time annuity payments are to begin -- charges designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state. An annuity administrative fee may also apply.

More information about these charges appears below. We will not increase these charges for the life of your contract, except as noted. We may reduce certain charges under group or sponsored arrangements. See "Group or sponsored arrangements" later in this section.

The charges under the contracts are designed to cover, in the aggregate, our direct and indirect costs of selling, administering and providing benefits under the contracts. They are also designed, in the aggregate, to compensate us for the risks of loss we assume pursuant to the contracts. If, as we expect, the charges that we collect from the contracts exceed our total costs in connection with the contracts, we will earn a profit. Otherwise, we will incur a loss.

The rates of certain of our charges have been set with reference to estimates of the amount of specific types of expenses or risks that we will incur. In most cases, this Prospectus identifies such expenses or risks in the name of the charge; however, the fact that any charge bears the name of, or is designed primarily to defray, a particular expense or risk does not mean that the amount we collect from that charge will never be more than the amount of such expense or risk. Nor does it mean that we may not also be compensated for such expense or risk out of any other charges we are permitted to deduct by the terms of the contracts.

To help with your retirement planning, we may offer other annuities with different charges, benefits, and features. Please contact your financial professional for more information.

SEPARATE ACCOUNT ANNUAL EXPENSES

MORTALITY AND EXPENSE RISKS CHARGE. We deduct a daily charge from the net assets in each variable investment option to compensate us for mortality and expense risks, including the Standard death benefit. The daily charge is equivalent to an annual rate of 0.95% of the net assets in each variable investment option.

The mortality risk we assume is the risk that annuitants as a group will live for a longer time than our actuarial tables predict. If that happens, we would be paying more in annuity income than we planned. We also assume a risk that the mortality assumptions reflected in our guaranteed annuity payment tables, shown in each contract, will differ from actual mortality experience. Lastly, we assume a mortality risk to the extent that at the time of death, the Guaranteed minimum death benefit exceeds the cash value of the contract. The expense risk we assume is the risk that it will cost us more to issue and administer the contracts than we expect. A portion of this charge also compensates us for the contract credit. For a discussion of the credit, see "Credits" in "Contract features and benefits" earlier in this Prospectus. We expect to make a profit from this charge.

ADMINISTRATIVE CHARGE. We deduct a daily charge from the net assets in each variable investment option. The charge, together with the annual administrative charge described below, is to compensate us for administrative expenses under the contracts. The daily charge is equivalent to an annual rate of 0.35% of the net assets in each variable investment option.

DISTRIBUTION CHARGE. We deduct a daily charge from the net assets in each variable investment option to compensate us for a portion of our sales expenses under the contracts. The daily charge is equivalent to an annual rate of 0.25% of the net assets in each variable investment option.


ANNUAL ADMINISTRATIVE CHARGE

We deduct an administrative charge from your account value on each contract date anniversary. We deduct the charge if your account value on the last business day of the contract year is less than $50,000. If your account value on such date is $50,000 or more, we do not deduct the charge. During the first two contract years, the charge is equal to $30 or, if less, 2% of your account value. The charge is $30 for contract years three and later.

We will deduct this charge from your value in the variable investment options and the guaranteed interest option (see Appendix VI later in this Prospectus to see if deducting this charge from the guaranteed interest option is permitted in your state) on a pro rata basis. If those amounts are insufficient, we will deduct all or a portion of this charge from the account for special money market dollar cost averaging. If the contract is surrendered or annuitized or a death benefit is paid on a date other than a contract date anniversary, we will deduct a pro rata portion of the charge for that year.


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If your account value is insufficient to pay this charge, your contract will terminate without value and you will lose any applicable guaranteed benefits except as noted under "Insufficient account value" in "Determining your contract's value" earlier in this Prospectus.


WITHDRAWAL CHARGE

A withdrawal charge applies in two circumstances: (1) if you make one or more withdrawals during a contract year that, in total, exceed the 10% free withdrawal amount, described below, or (2) if you surrender your contract to receive its cash value or apply your cash value to a non life contingent annuity payout option. The withdrawal charge applicable under your Accumulator(R) Plus(SM) is imposed if you select a non-life contingent period certain payout annuity. If the period certain is more than 5 years, then the withdrawal charge deducted will not exceed 5% of the account value. For more information about the withdrawal charge if you select an annuity payout option, see "Your annuity payout options--The amount applied to purchase an annuity payout option" in "Accessing your money" earlier in the Prospectus. A portion of this charge also compensates us for the contract credit. For a discussion of the credit, see "Credits" in "Contracts features and benefits" earlier in this Prospectus. We expect to make a profit from this charge.

The withdrawal charge equals a percentage of the contributions withdrawn even if the account value is less than total net contributions. We do not consider credits to be contributions. Therefore, there is no withdrawal charge associated with a credit.

The percentage of the withdrawal charge that applies to each contribution depends on how long each contribution has been invested in the contract. We determine the withdrawal charge separately for each contribution according to the following table:


--------------------------------------------------------------------------------
                              Contract year
--------------------------------------------------------------------------------
                  1     2     3     4     5     6     7     8     9    10+
--------------------------------------------------------------------------------
Percentage of
contribution    8%    8%    7%    7%    6%    5%    4%    3%    2%    0%
--------------------------------------------------------------------------------

For purposes of calculating the withdrawal charge, we treat the contract year in which we receive a contribution as "contract year 1." Amounts withdrawn up to the free withdrawal amount are not considered withdrawals of any contribution. We also treat contributions that have been invested the longest as being withdrawn first. We treat contributions as withdrawn before earnings for purposes of calculating the withdrawal charge. However, federal income tax rules treat earnings under your contract as withdrawn first. See "Tax information" later in this Prospectus.

Please see Appendix VI later in this Prospectus for possible withdrawal charge schedule variations in your state.

In order to give you the exact dollar amount of the withdrawal you request, we deduct the amount of the withdrawal and the withdrawal charge from your account value. Any amount deducted to pay withdrawal charges is also subject to the same withdrawal charge percentage. We deduct the charge in proportion to the amount of the withdrawal subtracted from each variable investment option. The withdrawal charge helps cover our sales expenses.

For purposes of calculating reductions in your guaranteed benefits and associated benefit bases, the withdrawal amount includes both the withdrawal amount paid to you and the amount of the withdrawal charge deducted from your account value. For more information, see "Guaranteed minimum death benefit and Guaranteed minimum income benefit base" and "How withdrawals affect your Guaranteed minimum income benefit and Guaranteed minimum death benefit" earlier in the Prospectus.


We may offer a version of the contract that does not include a withdrawal charge.


The withdrawal charge does not apply in the circumstances described below.

10% FREE WITHDRAWAL AMOUNT. Each contract year you can withdraw up to 10% of your account value without paying a withdrawal charge. The 10% free withdrawal amount is determined using your account value at the beginning of each contract year. In the first contract year, the 10% free withdrawal amount is determined using all contributions received in the first 90 days of the contract year. Additional contributions during the contract year do not increase your 10% free withdrawal amount. The 10% free withdrawal amount does not apply if you surrender your contract except where required by law.


CERTAIN WITHDRAWALS. If you elected the Guaranteed minimum income benefit with or without the Greater of 4% Roll-Up to age 80 or the Annual Ratchet to age 80 enhanced death benefit ("Greater of" GMDB I or "Greater of" GMDB II), beginning on the first day of the 6th contract year (after GMIB is added) the withdrawal charge will be waived for any withdrawal that, together with any prior withdrawals made during the contract year, does not exceed 4% of the beginning of contract year 4% Roll-Up to age 80 benefit base even if such withdrawals exceed the free withdrawal amount. Also, a withdrawal charge does not apply to a withdrawal that exceeds 4% of the beginning of contract year 4% Roll-Up to age 80 benefit base as long as it does not exceed the free withdrawal amount. If your withdrawals exceed the amount described above, this waiver is not applicable to that withdrawal, or to any subsequent withdrawals for the life of the contract.


If the Guaranteed withdrawal benefit for life is in effect, we will waive any withdrawal charge for any withdrawals during the contract year up to the Guaranteed annual withdrawal amount, even if such withdrawals exceed the free withdrawal amount. However, each withdrawal reduces the free withdrawal amount for that contract year by the amount of the withdrawal. Also, a withdrawal charge does not apply to a withdrawal that exceeds the Guaranteed annual withdrawal amount as long as it does not exceed the free withdrawal amount. Withdrawal charges, if applicable, are applied to the amount of the withdrawal that exceeds both the free withdrawal amount and the Guaranteed annual withdrawal amount.

DISABILITY, TERMINAL ILLNESS, OR CONFINEMENT TO NURSING HOME. The withdrawal charge also does not apply if:

      (i) An owner (or older joint owner, if applicable) has qualified to receive Social Security disability benefits as certified by the Social Security Administration; or


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     (ii) We receive proof satisfactory to us (including certification by a licensed physician) that an owner's (or older joint owner's, if applicable) life expectancy is six months or less; or

    (iii) An owner (or older joint owner, if applicable) has been confined to a nursing home for more than 90 days (or such other period, as required in your state) as verified by a licensed physician. A nursing home for this purpose means one that is (a) approved by Medicare as a provider of skilled nursing care service, or (b) licensed as a skilled nursing home by the state or territory in which it is located (it must be within the United States, Puerto Rico, or U.S. Virgin Islands) and meets all of the following:

         -- its main function is to provide skilled, intermediate, or custodial nursing care;

         -- it provides continuous room and board to three or more persons;

         -- it is supervised by a registered nurse or licensed practical nurse;

         -- it keeps daily medical records of each patient;

         -- it controls and records all medications dispensed; and

         -- its primary service is other than to provide housing for residents.

We reserve the right to impose a withdrawal charge, in accordance with your contract and applicable state law, if the conditions as described in (i), (ii) or (iii) above existed at the time a contribution was remitted or if the condition began within 12 months of the period following remittance. Some states may not permit us to waive the withdrawal charge in the above circumstances, or may limit the circumstances for which the withdrawal charge may be waived. Your financial professional can provide more information or you may contact our processing office.


GUARANTEED MINIMUM DEATH BENEFIT CHARGE


ANNUAL RATCHET TO AGE 80. If you elect the Annual Ratchet to age 80 enhanced death benefit, we deduct a charge annually from your account value on each contract date anniversary for which it is in effect. The charge is equal to 0.25% of the Annual Ratchet to age 80 benefit base (0.30% in New York and Washington).

"GREATER OF" GMDB I - GREATER OF 4% ROLL-UP TO AGE 80 OR ANNUAL RATCHET TO AGE
80. We deduct a charge annually from your account value on each contract date anniversary for which it is in effect. The charge is equal to 0.80% of the greater of the 4% Roll-Up to age 80 or the Annual Ratchet to age 80 benefit base.

If you opt to reset your Roll-Up benefit base on the 2nd or later contract date anniversary, we reserve the right to increase the charge for this benefit up to a maximum of 0.95%. You will be notified of the increased charge at the time we notify you of your eligibility to reset. The increased charge, if any, will apply as of the next contract date anniversary following the reset and on all contract date anniversaries thereafter.

"GREATER OF" GMDB II - GREATER OF 4% ROLL-UP TO AGE 80 OR ANNUAL RATCHET TO AGE
80. We deduct a charge annually from your account value on each contract date anniversary for which it is in effect. The charge is equal to 1.00% of the greater of the 4% Roll-Up to age 80 or the Annual Ratchet to age 80 benefit base. If you opt to reset your Roll-Up benefit base on the 2nd or later contract date anniversary, we reserve the right to increase the charge for this benefit up to a maximum of 1.15%. You will be notified of the increased charge at the time we notify you of your eligibility to reset. The increased charge, if any, will apply as of the next contract date anniversary following the reset and on all contract date anniversaries thereafter.


WHEN WE DEDUCT THESE CHARGES. We will deduct these charges from your value in the variable investment options and the guaranteed interest option on a pro rata basis (see Appendix VI later in this Prospectus to see if deducting this charge from the guaranteed interest option is permitted in your state). If those amounts are insufficient, we will deduct all or a portion of these charges from the account for special money market dollar cost averaging. If the contract is surrendered or annuitized, or a death benefit is paid on a date other than a contract date anniversary, we will deduct a pro rata portion of the charge for that year.

If your account value is insufficient to pay this charge, your contract will terminate without value and you will lose any applicable guaranteed benefits except as noted under "Insufficient account value" in "Determining your contract's value" earlier in this Prospectus.

DEATH BENEFIT UNDER CONVERTED GWBL. If your Guaranteed minimum income benefit converts to the Guaranteed withdrawal benefit for life, we will continue to deduct the charge for the Guaranteed minimum death benefit that is in effect prior to the conversion, including any increased fees resulting from a reset.


If the contract is surrendered or annuitized or a death benefit is paid or the "Greater of" enhanced death benefit is dropped on a date other than a contract date anniversary, we will deduct a pro rata portion of the charge for that year.


STANDARD DEATH BENEFIT. There is no additional charge for this death benefit.


GUARANTEED MINIMUM INCOME BENEFIT CHARGE


If you elect the Guaranteed minimum income benefit, we deduct a charge annually from your account value on each contract date anniversary until such time as you exercise the Guaranteed minimum income benefit, drop the Guaranteed minimum income benefit, elect another annuity payout option, or the contract date anniversary after the owner (or older joint owner, if applicable) reaches age 80, whichever occurs first. For the Guaranteed minimum income benefit I - Asset Allocation, the charge is equal to 0.80% of the benefit base. For the Guaranteed minimum income benefit II - Custom Selection, the charge is equal to 1.00% of the benefit base.

If you opt to reset your Roll-Up benefit base on the 2nd or later contract date anniversary, we reserve the right to increase the charge for this benefit up to a maximum of 1.10% for the Guaranteed minimum income benefit I - Asset Allocation and 1.30% for the Guaranteed



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minimum income benefit II - Custom Selection. You will be notified of the increased charge at the time we notify you of your eligibility to reset. The increased charge, if any, will apply as of the next contract date anniversary following the reset and on all contract date anniversaries thereafter.


We will deduct this charge from your value in the variable investment options and the guaranteed interest option on a pro rata basis (see Appendix VI later in this Prospectus to see if deducting this charge from the guaranteed interest option is permitted in your state). If those amounts are insufficient, we will deduct all or a portion of this charge from the account for special money market dollar cost averaging. If the contract is surrendered or annuitized, or a death benefit is paid or the Guaranteed minimum income benefit is dropped on a date other than a contract date anniversary, we will deduct a pro rata portion of the charge for that year.

If your account value is insufficient to pay this charge, your contract will terminate without value and you will lose any applicable guaranteed benefits unless the no lapse guarantee is in effect, as noted under "Insufficient account value" in "Determining your contract's value" earlier in this Prospectus.


EARNINGS ENHANCEMENT BENEFIT CHARGE

If you elect the Earnings enhancement benefit, we deduct a charge annually from your account value on each contract date anniversary for which it is in effect. The charge is equal to 0.35% of the account value on each contract date anniversary. We will deduct this charge from your value in the variable investment options and the guaranteed interest option on a pro rata basis. If those amounts are insufficient, we will deduct all or a portion of this charge from the account for special money market dollar cost averaging. If the contract is surrendered or annuitized or a death benefit is paid on a date other than a contract date anniversary, we will deduct a pro rata portion of the charge for that year.

If your account value is insufficient to pay this charge, your contract will terminate without value and you will lose any applicable guaranteed benefits except as noted under "Insufficient account value" in "Determining your contract's value" earlier in this Prospectus.


GUARANTEED WITHDRAWAL BENEFIT FOR LIFE BENEFIT CHARGE


If your Guaranteed minimum income benefit converts to the Guaranteed withdrawal benefit for life, we deduct a charge for the Guaranteed withdrawal benefit for life that is equal to a percentage of your GWBL benefit base. This initial percentage is equal to the same percentage of your Guaranteed minimum income benefit base that we were deducting as the Guaranteed minimum income benefit charge on the Conversion effective date. The dollar amount of the charge, however, may be different, depending upon whether your initial GWBL benefit base is calculated using your account value or Guaranteed minimum income benefit base. See "Guaranteed withdrawal benefit for life ("GWBL")" earlier in this Prospectus. We deduct this charge annually from your account value on each contract date anniversary. This charge is the same for the Single life and Joint life options. This charge may increase as the result of an annual ratchet, up to a percentage equal to a maximum charge of 1.10% for the Guaranteed minimum income benefit I - Asset Allocation or 1.30% for the Guaranteed minimum income benefit II - Custom Selection. We will permit you to opt out of the ratchet if the charge increases. If the contract is surrendered or annuitized, or a death benefit is paid or the Guaranteed withdrawal benefit for life is dropped on a date other than a contract date anniversary, we will deduct a pro rata portion of the charge for that year. See "Guaranteed minimum income benefit charge" earlier in this section.



NET LOAN INTEREST CHARGE

We charge interest on loans under Rollover TSA contracts but also credit you interest on your loan reserve account. Our net loan interest charge is determined by the excess between the interest rate we charge over the interest rate we credit. In no event will the net loan interest charge exceed 2.00%. See "Loans under Rollover TSA contracts" earlier in this Prospectus for more information on how the loan interest is calculated and for restrictions that may apply.


CHARGES FOR STATE PREMIUM AND OTHER APPLICABLE TAXES

We deduct a charge designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state. Generally, we deduct the charge from the amount applied to provide an annuity payout option. The current tax charge that might be imposed varies by jurisdiction and ranges from 0% to 3.5%.


VARIABLE IMMEDIATE ANNUITY PAYOUT OPTION
ADMINISTRATIVE FEE

We currently deduct a fee of $350 from the amount to be applied to the Variable Immediate annuity payout option. This option may not be available at the time you elect to annuitize or it may have a different charge.


CHARGES THAT THE TRUSTS DEDUCT

The Trusts deduct charges for the following types of fees and expenses:


o    Management fees ranging from 0.10% to 0.95%.


o    12b-1 fees of 0.25%.

o Operating expenses, such as trustees' fees, independent public accounting firms' fees, legal counsel fees, administrative service fees, custodian fees and liability insurance.

o    Investment-related expenses, such as brokerage commissions.

These charges are reflected in the daily share price of each Portfolio. Since shares of each Trust are purchased at their net asset value, these fees and expenses are, in effect, passed on to the variable investment options and are reflected in their unit values. Certain Portfolios available under the contract in turn invest in shares of other Portfolios of AXA Premier VIP Trust and EQ Advisors Trust and/or shares of unaffiliated portfolios (collectively, the "underlying portfolios"). The underlying portfolios each have their own fees and expenses, including management fees, operating expenses, and investment related expenses such as brokerage commissions. For more information about these charges, please refer to the prospectuses for the Trusts.


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GROUP OR SPONSORED ARRANGEMENTS

For certain group or sponsored arrangements, we may reduce the withdrawal charge or the mortality and expense risks charge or change the minimum initial contribution requirements. We also may change the Guaranteed minimum income benefit or the Guaranteed minimum death benefit, or offer variable investment options that invest in shares of the Trusts that are not subject to the 12b-1 fee. If permitted under the terms of our exemptive order regarding Accumulator(R) Plus(SM) bonus feature, we may also change the crediting percentage that applies to contributions. Group arrangements include those in which a trustee or an employer, for example, purchases contracts covering a group of individuals on a group basis. Group arrangements are not available for Rollover IRA and Roth Conversion IRA contracts. Sponsored arrangements include those in which an employer allows us to sell contracts to its employees or retirees on an individual basis.

Our costs for sales, administration and mortality generally vary with the size and stability of the group or sponsoring organization, among other factors. We take all these factors into account when reducing charges. To qualify for reduced charges, a group or sponsored arrangement must meet certain requirements, such as requirements for size and number of years in existence. Group or sponsored arrangements that have been set up solely to buy contracts or that have been in existence less than six months will not qualify for reduced charges.

We will make these and any similar reductions according to our rules in effect when we approve a contract for issue. We may change these rules from time to time. Any variation will reflect differences in costs or services and will not be unfairly discriminatory.

Group or sponsored arrangements may be governed by federal income tax rules, the Employee Retirement Income Security Act of 1974 ("ERISA") or both. We make no representations with regard to the impact of these and other applicable laws on such programs. We recommend that employers, trustees, and others purchasing or making contracts available for purchase under such programs seek the advice of their own legal and benefits advisers.


OTHER DISTRIBUTION ARRANGEMENTS

We may reduce or eliminate charges when sales are made in a manner that results in savings of sales and administrative expenses, such as sales through persons who are compensated by clients for recommending investments and who receive no commission or reduced commissions in connection with the sale of the contracts. We will not permit a reduction or elimination of charges where it would be unfairly discriminatory.


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6. Payment of death benefit


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YOUR BENEFICIARY AND PAYMENT OF BENEFIT

You designate your beneficiary when you apply for your contract. You may change your beneficiary at any time. The change will be effective as of the date the written request is executed, whether or not you are living on the date the change is received in our processing office. We are not responsible for any beneficiary change request that we do not receive. We will send you a written confirmation when we receive your request.

Under jointly owned contracts, the surviving owner is considered the beneficiary, and will take the place of any other beneficiary. Under a contract with a non-natural owner that has joint annuitants, the surviving annuitant is considered the beneficiary, and will take the place of any other beneficiary. You may be limited as to the beneficiary you can designate in a Rollover TSA contract. In a QP contract, the beneficiary must be the trustee. Where an NQ contract is owned for the benefit of a minor pursuant to the Uniform Gift to Minors Act or the Uniform Transfers to Minors Act, the beneficiary must be the estate of the minor. Where an IRA contract is owned in a custodial individual retirement account, the custodian must be the beneficiary.


The death benefit is equal to your account value or, if greater, the applicable Guaranteed minimum death benefit. In either case, the death benefit is increased by any amount applicable under the Earnings enhancement benefit. We determine the amount of the death benefit (other than the applicable Guaranteed minimum death benefit) and any amount applicable under the Earnings enhancement benefit, as of the date we receive satisfactory proof of the owner's (or older joint owner's, if applicable) death, any required instructions for the method of payment, forms necessary to effect payment and any other information we may require. The account value used to determine the death benefit and the Earnings enhancement benefit will first be reduced by the amount of any Credits applied in the one-year period prior to the owner's (or older joint owner's, if applicable) death. The amount of the applicable Guaranteed minimum death benefit will be such Guaranteed minimum death benefit as of the date of the owner's (or older joint owner's, if applicable) death adjusted for any subsequent withdrawals. For Rollover TSA contracts with outstanding loans, we will reduce the amount of the death benefit by the amount of the outstanding loan, including any accrued but unpaid interest on the date that the death benefit payment is made. Payment of the death benefit terminates the contract.

If the age of any person upon whose life an optional Guaranteed minimum death benefit depends has been misstated, any benefits will be those which would have been purchased at the correct age. If such optional Guaranteed minimum death benefit rider would not have been issued: (i) the optional Guaranteed minimum death benefit rider will be revoked; (ii) the applicable charge for the benefit will be refunded and applied to the annuity account value of the contract, and
(iii) the standard death benefit will apply.


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When we use the terms owner and joint owner, we intend these to be references to annuitant and joint annuitant, respectively, if the contract has a non-natural owner. If the contract is jointly owned or is issued to a non- natural owner and the GWBL is not in effect, the death benefit is payable upon the death of the older joint owner or older joint annuitant, as applicable. Under contracts with GWBL, the terms Owner and Successor Owner are intended to be references to Annuitant and Joint Annuitant, respectively, if the contract has a non-natural owner.
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Subject to applicable laws and regulations, you may impose restrictions on the timing and manner of the payment of the death benefit to your beneficiary. For example, your beneficiary designation may specify the form of death benefit payout (such as a life annuity), provided the payout you elect is one that we offer both at the time of designation and when the death benefit is payable. In general, the beneficiary will have no right to change the election.

You should be aware that (i) in accordance with current federal income tax rules, we apply a predetermined death benefit annuity payout election only if payment of the death benefit amount begins within one year following the date of death, which payment may not occur if the beneficiary has failed to provide all required information before the end of that period, (ii) we will not apply the predetermined death benefit payout election if doing so would violate any federal income tax rules or any other applicable law, and (iii) a beneficiary or a successor owner who continues the contract under one of the continuation options described below will have the right to change your annuity payout election.

In general, if the annuitant dies, the owner (or older joint owner, if applicable) will become the annuitant, and the death benefit is not payable. If the contract had joint annuitants, it will become a single annuitant contract.


EFFECT OF THE OWNER'S DEATH

In general, if the owner dies while the contract is in force, the contract terminates and the applicable death benefit is paid. If the contract is jointly owned, the death benefit is payable upon the death of the older owner. For Joint life contracts with GWBL, the death benefit is paid to the beneficiary at the death of the second to die of the owner and successor owner.

There are various circumstances, however, in which the contract can be continued by a successor owner or under a Beneficiary continuation option ("BCO"). For contracts with spouses who are joint owners, the surviving spouse will automatically be able to continue the contract under the "Spousal continuation" feature or under our Beneficiary continuation option, as discussed below. For contracts with non-spousal joint owners, the joint owner will be able to continue the contract as a successor owner subject to the limitations discussed below under "Non-spousal joint owner contract continuation." If you are the sole owner and your spouse is the sole primary beneficiary,


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your surviving spouse can continue the contract as a successor owner under "Spousal continuation" or under our Beneficiary continuation option, as discussed below.

If the surviving joint owner is not the surviving spouse, or, for single owner contracts, if the beneficiary is not the surviving spouse, federal income tax rules generally require payments of amounts under the contract to be made within five years of an owner's death (the "5-year rule"). In certain cases, an individual beneficiary or non-spousal surviving joint owner may opt to receive payments over his/her life (or over a period not in excess of his/her life expectancy) if payments commence within one year of the owner's death. Any such election must be made in accordance with our rules at the time of death. If the beneficiary of a contract with one owner or a younger non-spousal joint owner continues the contract under the 5-year rule, in general, all guaranteed benefits and their charges will end. For more information on non-spousal joint owner contract continuation, see the section immediately below.


NON-SPOUSAL JOINT OWNER CONTRACT CONTINUATION

Upon the death of either owner, the surviving joint owner becomes the sole owner.

Any death benefit (if the older owner dies first) or cash value (if the younger owner dies first) must be fully paid to the surviving joint owner within five years. The surviving owner may instead elect to receive a life annuity, provided payments begin within one year of the deceased owner's death. If the life annuity is elected, the contract and all benefits terminate.

If the older owner dies first, we will increase the account value to equal the Guaranteed minimum death benefit, if higher, and by the value of the Earnings enhancement benefit. The surviving owner can elect to (1) take a lump sum payment; (2) annuitize within one year; (3) continue the contract for up to five years; or (4) continue the contract under the Beneficiary continuation option. If any contributions are made during the one-year period prior to the owner's death, the account value will first be reduced by any Credits applied to any such contributions. If the contract continues, the Guaranteed minimum death benefit and charge and the Guaranteed minimum income benefit and charge will then be discontinued. Withdrawal charges will no longer apply, and no additional contributions will be permitted.

If the younger owner dies first, the surviving owner can elect to (1) take a lump sum payment; (2) annuitize within one year; (3) continue the contract for up to five years; or (4) continue the contract under the Beneficiary continuation option. If the contract continues, the death benefit is not payable, and the Guaranteed minimum death benefit and the Earnings enhancement benefit, if applicable, will continue without change. If the Guaranteed minimum income benefit cannot be exercised within the period required by federal tax laws, the benefit and charge will terminate as of the date we receive proof of death. Withdrawal charges will continue to apply and no additional contributions will be permitted. If the Guaranteed minimum income benefit converts to the Guaranteed withdrawal benefit for life, the provisions described in this paragraph will apply at the death of the younger owner, even though the Guaranteed withdrawal benefit for life is calculated using the age of the surviving older owner.

SPOUSAL CONTINUATION

If you are the contract owner and your spouse is the sole primary beneficiary or you jointly own the contract with your younger spouse, or if the contract owner is a non-natural person and you and your younger spouse are joint annuitants, your spouse may elect to continue the contract as successor owner upon your death. Spousal beneficiaries (who are not also joint owners) must be 85 or younger as of the date of the deceased spouse's death in order to continue the contract under Spousal continuation. The determination of spousal status is made under applicable state law. However, in the event of a conflict between federal and state law, we follow federal rules.

Upon your death, the younger spouse joint owner (for NQ contracts only) or the spouse beneficiary (under a Single owner contract) may elect to receive the death benefit, continue the contract under our Beneficiary continuation option (as discussed below in this section) or continue the contract, as follows:

o As of the date we receive satisfactory proof of your death, any required instructions, information and forms necessary, we will increase the account value to equal the elected Guaranteed minimum death benefit as of the date of your death if such death benefit is greater than such account value, plus any amount applicable under the Earnings enhancement benefit , and adjusted for any subsequent withdrawals. If any contributions are made during the one-year period prior to the owner's death, the account value will first be reduced by any Credits applied to any such contributions. The increase in the account value will be allocated to the investment options according to the allocation percentages we have on file for your contract.

o In general, withdrawal charges will no longer apply to contributions made before your death. Withdrawal charges will apply if additional contributions are made.

o The applicable Guaranteed minimum death benefit, including the Guaranteed minimum death benefit under contracts in which the Guaranteed minimum income benefit has converted to the Guaranteed withdrawal benefit for life option, may continue as follows:


     o If you elected either the Annual Ratchet to age 80 enhanced death benefit (either without the Guaranteed minimum income benefit or combined with the Guaranteed minimum income benefit) or, "Greater of" GMDB I or "Greater of" GMDB II enhanced death benefit (combined with the Guaranteed minimum income benefit) and your spouse is age 75 or younger on the date of your death, and you were age 79 or younger at death, the enhanced death benefit continues and will continue to grow according to its terms until the contract date anniversary following the date the surviving spouse reaches age 80. If you were age 80 or older at death, we will reinstate the Guaranteed minimum death benefit you elected. The benefit base (which had previously been frozen at age
          80) will now continue to grow according to its terms until the contract date anniversary following the date the surviving spouse reaches age 80.

     o If you elected either the Annual Ratchet to age 80 enhanced death benefit (either without the Guaranteed minimum


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          income benefit or combined with the Guaranteed minimum income benefit) or "Greater of" GMDB I or "Greater of" GMDB II enhanced death benefit (combined with the Guaranteed minimum income benefit) and your spouse is age 76 or older on the date of your death, the Guaranteed minimum death benefit and charge will be discontinued.


     o If the Guaranteed minimum death benefit continues, the Roll-Up benefit base reset, if applicable, will be based on the surviving spouse's age at the time of your death. The next available reset will be based on the contract issue date or last reset, as applicable. The next available reset will also account for any time elapsed before the election of the Spousal Continuation. This does not apply to contracts in which the Guaranteed minimum income benefit has converted to the Guaranteed withdrawal benefit for life.

o The Earnings enhancement benefit will be based on the surviving spouse's age at the date of the deceased spouse's death for the remainder of the life of the contract. If the benefit had been previously frozen because the older spouse had attained age 80, it will be reinstated if the surviving spouse is age 75 or younger. The benefit is then frozen on the contract date anniversary after the surviving spouse reaches age 80. If the surviving spouse is age 76 or older, the benefit and charge will be discontinued.

o The Guaranteed minimum income benefit may continue if the benefit had not already terminated and the benefit will be based on the surviving spouse's age at the date of the deceased spouse's death. See "Guaranteed minimum income benefit" in "Contract features and benefits" earlier in this Prospectus.

o If you convert the Guaranteed minimum income benefit to the Guaranteed withdrawal benefit for life on a Joint life basis, the benefit and charge will remain in effect and no death benefit is payable until the death of the surviving spouse. Withdrawal charges will continue to apply to all contributions made prior to the deceased spouse's death. No additional contributions will be permitted. If the Guaranteed minimum income benefit converts to the Guaranteed withdrawal benefit for life on a Single life basis, the benefit and charge will terminate.


o If the older owner of a Joint life contract under which the Guaranteed minimum income benefit converted to the Guaranteed withdrawal benefit for life at age 80 dies, and the younger spouse is age 75 or younger at the time of the older spouse's death, the elected enhanced death benefit will continue to roll up and ratchet in accordance with its terms until the contract date anniversary following the surviving spouse's age 80. If the surviving spouse is age 76 or older at the time of the older spouse's death, the benefit will continue in force, but there will be no increase. Regardless of the age of the younger spouse, there will be no Roll-up benefit base reset.


o If the deceased spouse was the annuitant, the surviving spouse becomes the annuitant. If the deceased spouse was a joint annuitant, the contract will become a single annuitant contract.

Where an NQ contract is owned by a Living Trust, as defined in the contract, and at the time of the annuitant's death the annuitant's spouse is the sole beneficiary of the Living Trust, the Trustee, as owner of the contract, may request that the spouse be substituted as annuitant as of the date of the annuitant's death. No further change of annuitant will be permitted.

Where an IRA contract is owned in a custodial individual retirement account, and your spouse is the sole beneficiary of the account, the custodian may request that the spouse be substituted as annuitant after your death.

For jointly owned NQ contracts, if the younger spouse dies first no death benefit is paid, and the contract continues as follows:

o The Guaranteed minimum death benefit, the Earnings enhancement benefit and the Guaranteed minimum income benefit continue to be based on the older spouse's age for the life of the contract.

o If the deceased spouse was the annuitant, the surviving spouse becomes the annuitant. If the deceased spouse was a joint annuitant, the contract will become a single annuitant contract.

o If the Guaranteed minimum income benefit has converted to the Guaranteed withdrawal benefit for life, the benefit and charge will remain in effect and no death benefit is payable until the death of the surviving spouse.

o    The withdrawal charge schedule remains in effect.

If you divorce, Spousal continuation does not apply.


BENEFICIARY CONTINUATION OPTION

This feature permits a designated individual, on the contract owner's death, to maintain a contract with the deceased contract owner's name on it or receive distributions under the contract, instead of receiving the death benefit in a single sum. We make this option available to beneficiaries under traditional IRA, Roth IRA and NQ contracts, subject to state availability. Please speak with your financial professional or see Appendix VI later in this Prospectus for further information.

Where an IRA contract is owned in a custodial individual retirement account, the custodian may reinvest the death benefit in an individual retirement annuity contract, using the account beneficiary as the annuitant. Please speak with your financial professional for further information. For Joint life contracts with GWBL, BCO is only available after the death of the second owner.


BENEFICIARY CONTINUATION OPTION FOR TRADITIONAL IRA AND ROTH IRA CONTRACTS
ONLY.

There are special rules governing required minimum distributions in 2009. Please see "Suspension of required minimum distributions for 2009" later in this Prospectus.

The beneficiary continuation option must be elected by September 30th of the year following the calendar year of your death and before any other inconsistent election is made. Beneficiaries who do not make a timely election will not be eligible for this option. If the election is made, then, as of the date we receive satisfactory proof of death, any required instructions, information and forms necessary to effect the beneficiary continuation option feature, we will increase the account


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value to equal the applicable death benefit if such death benefit is greater than such account value, plus any amount applicable under the Earnings enhancement benefit feature, adjusted for any subsequent withdrawals. The account value, however, will first be reduced by any Credits applied in the one-year period prior to the owner's death.

Generally, payments will be made once a year to the beneficiary over the beneficiary's life expectancy (determined in the calendar year after your death and determined on a term certain basis). These payments must begin no later than December 31st of the calendar year after the year of your death. For sole spousal beneficiaries, payments may begin by December 31st of the calendar year in which you would have reached age 70-1/2, if such time is later. For traditional IRA contracts only, if you die before your Required Beginning Date for Required Minimum Distributions, as discussed later in this Prospectus in "Tax information" under "Individual retirement arrangements (IRAs)," the beneficiary may choose the "5-year rule" option instead of annual payments over life expectancy. The 5-year rule is always available to beneficiaries under Roth IRA contracts. If the beneficiary chooses this option, the beneficiary may take withdrawals as desired, but the entire account value must be fully withdrawn by December 31st of the calendar year which contains the fifth anniversary of your death.

Under the beneficiary continuation option for IRA and Roth IRA contracts:

o The contract continues with your name on it for the benefit of your beneficiary.

o    The beneficiary replaces the deceased owner as annuitant.

o This feature is only available if the beneficiary is an individual. Certain trusts with only individual beneficiaries will be treated as individuals for this purpose.

o If there is more than one beneficiary, each beneficiary's share will be separately accounted for. It will be distributed over the beneficiary's own life expectancy, if payments over life expectancy are chosen.

o The minimum amount that is required in order to elect the beneficiary continuation option is $5,000 for each beneficiary.

o The beneficiary may make transfers among the investment options but no additional contributions will be permitted.

o If the Guaranteed minimum income benefit, an optional enhanced death benefit or the Guaranteed withdrawal benefit for life is in effect under the contract, they will no longer be in effect and charges for such benefits will stop. Also, any Guaranteed minimum death benefit feature will no longer be in effect.

o The beneficiary may choose at any time to withdraw all or a portion of the account value and no withdrawal charges, if any, will apply.

o    Any partial withdrawal must be at least $300.

o Your beneficiary will have the right to name a beneficiary to receive any remaining interest in the contract.

o Upon the death of your beneficiary, the beneficiary he or she has named has the option to either continue taking required minimum distributions based on the remaining life expectancy of the deceased beneficiary or to receive any remaining interest in the contract in a lump sum. The option elected will be processed when we receive satisfactory proof of death, any required instructions for the method of payment and any required information and forms necessary to effect payment.

BENEFICIARY CONTINUATION OPTION FOR NQ CONTRACTS ONLY. This feature, also known as Inherited annuity, may only be elected when the NQ contract owner dies before the annuity maturity date, whether or not the owner and the annuitant are the same person. For purposes of this discussion, "beneficiary" refers to the successor owner. This feature must be elected within 9 months following the date of your death and before any other inconsistent election is made. Beneficiaries who do not make a timely election will not be eligible for this option.

Generally, payments will be made once a year to the beneficiary over the beneficiary's life expectancy, determined on a term certain basis and in the year payments start. These payments must begin no later than one year after the date of your death and are referred to as "scheduled payments." The beneficiary may choose the "5-year rule" instead of scheduled payments over life expectancy. If the beneficiary chooses the 5-year rule, there will be no scheduled payments. Under the 5-year rule, the beneficiary may take withdrawals as desired, but the entire account value must be fully withdrawn by the fifth anniversary of your death.

Under the beneficiary continuation option for NQ contracts:

o This feature is only available if the beneficiary is an individual. It is not available for any entity such as a trust, even if all of the beneficiaries of the trust are individuals.

o    The beneficiary automatically replaces the existing annuitant.

o The contract continues with your name on it for the benefit of your beneficiary.

o If there is more than one beneficiary, each beneficiary's share will be separately accounted for. It will be distributed over the respective beneficiary's own life expectancy, if scheduled payments are chosen.

o The minimum amount that is required in order to elect the beneficiary continuation option is $5,000 for each beneficiary.

o The beneficiary may make transfers among the investment options but no additional contributions will be permitted.

o If the Guaranteed minimum income benefit, an optional enhanced death benefit or the Guaranteed withdrawal benefit for life is in effect under the contract, they will no longer be in effect and charges for such benefits will stop. Also, any Guaranteed minimum death benefit feature will no longer be in effect.

o If the beneficiary chooses the "5-year rule," withdrawals may be made at any time. If the beneficiary instead chooses scheduled payments, the beneficiary must also choose between two potential withdrawal options at the time of election. If the beneficiary chooses "Withdrawal Option 1", the beneficiary cannot later withdraw funds in addition to the scheduled payments the beneficiary is receiving; "Withdrawal Option 1" permits total surrender only. "Withdrawal Option 2" permits the beneficiary to take withdrawals,


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     in addition to scheduled payments, at any time. However, the scheduled payments under "Withdrawal Option 1" are afforded favorable tax treatment as "annuity payments." See "Taxation of nonqualified annuities" in "Tax Information" later in this Prospectus.

o    Any partial withdrawals must be at least $300.

o Your beneficiary will have the right to name a beneficiary to receive any remaining interest in the contract on the beneficiary's death.

o Upon the death of your beneficiary, the beneficiary he or she has named has the option to either continue taking scheduled payments based on the remaining life expectancy of the deceased beneficiary (if scheduled payments were chosen) or to receive any remaining interest in the contract in a lump sum. We will pay any remaining interest in the contract in a lump sum if your beneficiary elects the 5-year rule. The option elected will be processed when we receive satisfactory proof of death, any required instructions for the method of payment and any required information and forms necessary to effect payment.

If the deceased is the owner or older joint owner:

o As of the date we receive satisfactory proof of death, any required instructions, information and forms necessary to effect the Beneficiary continuation option feature, we will increase the account value to equal the applicable death benefit if such death benefit is greater than such account value plus any amount applicable under the Earnings enhancement benefit, adjusted for any subsequent withdrawals. The account value, however, will first be reduced by any Credits applied in the one-year period prior to the owner's death.

o    No withdrawal charges will apply to any withdrawals by the beneficiary.

If the deceased is the younger non-spousal joint owner:

o    The annuity account value will not be reset to the death benefit amount.

o The contract's withdrawal charge schedule will continue to be applied to any withdrawal or surrender other than scheduled payments; the contract's free withdrawal amount will continue to apply to withdrawals but does not apply to surrenders.

o We do not impose a withdrawal charge on scheduled payments except if, when added to any withdrawals previously taken in the same contract year, including for this purpose a contract surrender, the total amount of withdrawals and scheduled payments exceed the free withdrawal amount. See the "Withdrawal charges" in "Charges and expenses" earlier in this Prospectus.


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7. Tax information


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OVERVIEW

In this part of the prospectus, we discuss the current federal income tax rules that generally apply to Accumulator(R) Plus(SM) contracts owned by United States individual taxpayers. The tax rules can differ, depending on the type of contract, whether NQ, traditional IRA, Roth IRA, QP or TSA. Therefore, we discuss the tax aspects of each type of contract separately.

Federal income tax rules include the United States laws in the Internal Revenue Code, and Treasury Department Regulations and Internal Revenue Service ("IRS") interpretations of the Internal Revenue Code. These tax rules may change without notice. We cannot predict whether, when, or how these rules could change. Any change could affect contracts purchased before the change. Congress may also consider proposals in the future to comprehensively reform or overhaul the United States tax and retirement systems, which if enacted, could affect the tax benefits of a contract. We cannot predict what, if any, legislation will actually be proposed or enacted.

We cannot provide detailed information on all tax aspects of the contracts. Moreover, the tax aspects that apply to a particular person's contract may vary depending on the facts applicable to that person. We do not discuss state income and other state taxes, federal income tax and withholding rules for non-U.S. taxpayers, or federal gift and estate taxes. Transfers of the contract, rights or values under the contract, or payments under the contract, for example, amounts due to beneficiaries, may be subject to federal or state gift, estate, or inheritance taxes. You should not rely only on this document, but should consult your tax adviser before your purchase.


BUYING A CONTRACT TO FUND A RETIREMENT ARRANGEMENT

Generally, there are two types of funding vehicles that are available for Individual Retirement Arrangements ("IRAs"): an individual retirement annuity contract such as the ones offered in this Prospectus, or a custodial or trusteed individual retirement account. Similarly, a 403(b) plan can be funded through a 403(b) annuity contract or a 403(b)(7) custodial account. Annuity contracts can also be purchased in connection with retirement plans qualified under Section 401(a) of the Code ("QP contracts"). How these arrangements work, including special rules applicable to each, are described in the specific sections for each type of arrangement, below. You should be aware that the funding vehicle for a tax-qualified arrangement does not provide any tax deferral benefit beyond that already provided by the Code for all permissible funding vehicles. Before choosing an annuity contract, therefore, you should consider the annuity's features and benefits, such as Accumulator(R) Plus'(SM) guaranteed benefits, extra credit on each contribution, special money market dollar cost averaging program, choice of death benefits, guaranteed interest option, selection of investment funds and its choices of pay out options, as well as the features and benefits of other permissible funding vehicles and the relative costs of annuities and other arrangements. You should be aware that cost may vary depending on the features and benefits made available and the charges and expenses of the investment options or funds that you elect.

Certain provisions of the Treasury Regulations on required minimum distributions concerning the actuarial present value of additional contract benefits could increase the amount required to be distributed from annuity contracts funding qualified plans, 403(b) plans and IRAs. For this purpose additional annuity contract benefits may include, but are not limited to, guaranteed minimum income benefits and enhanced death benefits. You should consider the potential implication of these Regulations before you purchase this annuity contract or purchase additional features under this annuity contract. See also Appendix II at the end of this Prospectus for a discussion of QP contracts.


SUSPENSION OF REQUIRED MINIMUM DISTRIBUTIONS FOR 2009

Congress has enacted a limited suspension of account-based required minimum distribution withdrawals only for calendar year 2009. The suspension does not apply to annuity payments. The suspension does not affect the determination of the Required Beginning Date. Neither lifetime nor post-death required minimum distributions need to be made during 2009. Please note that if you have previously elected to have amounts automatically withdrawn from a contract to meet required minimum distribution rules (for example, our "automatic required minimum distribution (RMD) service" or our "beneficiary continuation option" under a deceased individual's IRA contract each discussed earlier in this Prospectus) we will make distributions for calendar year 2009 unless you request in writing before we make the distribution that you want no required minimum distribution for calendar year 2009. If you receive a distribution which would have been a lifetime required minimum distribution (but for the 2009 suspension), you may preserve the tax deferral on the distribution by rolling it over within 60 days after you receive it to an IRA or other eligible retirement plan. Please note that any distribution to a nonspousal beneficiary which would have been a post-death required minimum distribution (but for the 2009 suspension) is not eligible for the 60-day rollover.


TRANSFERS AMONG INVESTMENT OPTIONS

If permitted under the terms of the contract, you can make transfers among investment options inside the contract without triggering taxable income.


TAXATION OF NONQUALIFIED ANNUITIES


CONTRIBUTIONS

You may not deduct the amount of your contributions to a nonqualified annuity contract.


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CONTRACT EARNINGS

Generally, you are not taxed on contract earnings until you receive a distribution from your contract, whether as a withdrawal or as an annuity payment. However, earnings are taxable, even without a distribution:

o if a contract fails investment diversification requirements as specified in federal income tax rules (these rules are based on or are similar to those specified for mutual funds under the securities laws);

o if you transfer a contract, for example, as a gift to someone other than your spouse (or former spouse);

o if you use a contract as security for a loan (in this case, the amount pledged will be treated as a distribution); and

o if the owner is other than an individual (such as a corporation, partnership, trust, or other non-natural person). This provision does not apply to a trust which is a mere agent or nominee for an individual, such as a grantor trust.

Federal tax law requires that all nonqualified deferred annuity contracts that AXA Equitable and its affiliates issue to you during the same calendar year be linked together and treated as one contract for calculating the taxable amount of any distribution from any of those contracts.


ANNUITY PAYMENTS

Annuitization payments that are based on life or life expectancy are considered annuity payments for income tax purposes. We include in annuitization payments GMIB payments, Guaranteed withdrawal benefit for life Maturity date annuity payments, and other annuitization payments available under your contract. We also include Guaranteed annual withdrawals that are continued after your account value goes to zero under a supplementary life annuity contract, as discussed under "Guaranteed withdrawal benefit for life ("GWBL")" in "Contract features and benefits" earlier in this Prospectus. In order to get annuity payment tax treatment, all amounts under the contract must be applied to the annuity payout option; we do not "partially annuitize" nonqualified deferred annuity contracts.

Your rights to apply amounts under this Accumulator(R) Plus(SM) contract to an annuity payout option are described elsewhere in this Prospectus. If you hold your contract to the maximum maturity age under the contract we require that a choice be made between taking a lump sum settlement of any remaining account value or applying any such account value to one of the annuity payout options under the contract. If no affirmative choice is made, we will apply any remaining annuity value to the default option under the contract at such age. While there is no specific federal tax guidance as to whether or when an annuity contract is required to mature, or as to the form of the payments to be made upon maturity, we believe that this Accumulator(R) Plus(SM) contract constitutes an annuity contract under current federal tax rules.

Once annuity payments begin, a portion of each payment is taxable as ordinary income. You get back the remaining portion without paying taxes on it. This is your unrecovered investment in the contract. Generally, your investment in the contract equals the contributions you made, less any amounts you previously withdrew that were not taxable.

For fixed annuity payments, the tax-free portion of each payment is determined by (1) dividing your investment in the contract by the total amount you are expected to receive out of the contract, and (2) multiplying the result by the amount of the payment. For variable annuity payments, your tax-free portion of each payment is your investment in the contract divided by the number of expected payments.

Once you have received the amount of your investment in the contract, all payments after that are fully taxable. If payments under a life annuity stop because the annuitant dies, there is an income tax deduction for any unrecovered investment in the contract.


WITHDRAWALS MADE BEFORE ANNUITY PAYMENTS BEGIN

If you make withdrawals before annuity payments begin under your contract, they are taxable to you as ordinary income if there are earnings in the contract. Generally, earnings are your account value less your investment in the contract. If you withdraw an amount which is more than the earnings in the contract as of the date of the withdrawal, the balance of the distribution is treated as a return of your investment in the contract and is not taxable.

Collateral assignments are taxable to the extent of any earnings in the contract at the time any portion of the contract's value is assigned as collateral. Therefore, if you assign your contract as collateral for a loan with a third party after the contract is issued but before the end of the first contract year, you may have taxable income even though you receive no payments under the contract. AXA Equitable will report any income attributable to a collateral assignment on Form 1099-R. Also, if AXA Equitable makes payments or distributions to the assignee pursuant to directions under the collateral assignment agreement, any gains in such payments may be taxable to you and reportable on Form 1099-R even though you do not receive them.


TAXATION OF LIFETIME WITHDRAWALS UNDER GUARANTEED
WITHDRAWAL BENEFIT FOR LIFE


We treat any withdrawals under the contract as non-annuity payments for income tax purposes. (This includes Guaranteed annual withdrawal amounts received after age 80 but before the Maturity Date. Payments made after the Maturity Date are discussed under "Annuity payments" above). These withdrawals are taxable to you as ordinary income if there are earnings in the contract. Generally, earnings are your account value less your investment in the contract. Generally, your investment in the contract equals the contributions you made, less any amounts you previously withdrew that were not taxable. If you withdraw an amount which is more than the earnings in the contract as of the date of the withdrawal, the balance of the distribution is treated as a return of your investment in the contract and is not taxable. It reduces the investment in the contract.



EARNINGS ENHANCEMENT BENEFIT

In order to enhance the amount of the death benefit to be paid at the owner's death, you may purchase an Earnings enhancement benefit


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rider for your NQ contract. Although we regard this benefit as an investment protection feature which is part of the contract and which should have no adverse tax effect, it is possible that the IRS could take a contrary position or assert that the Earnings enhancement benefit rider is not part of the contract. In such a case, the charges for the Earnings enhancement benefit rider could be treated for federal income tax purposes as a partial withdrawal from the contract. If this were so, such a deemed withdrawal could be taxable, and for contract owners under age 59-1/2, also subject to a tax penalty. Were the IRS to take this position, AXA Equitable would take all reasonable steps to attempt to avoid this result, which could include amending the contract (with appropriate notice to you).


CONTRACTS PURCHASED THROUGH EXCHANGES

You may purchase your NQ contract through an exchange of another contract. Normally, exchanges of contracts are taxable events. The exchange will not be taxable under Section 1035 of the Internal Revenue Code if:

o the contract that is the source of the funds you are using to purchase the NQ contract is another nonqualified deferred annuity contract or life insurance or endowment contract.

o the owner and the annuitant are the same under the source contract and the Accumulator(R) Plus(SM) NQ contract. If you are using a life insurance or endowment contract the owner and the insured must be the same on both sides of the exchange transaction.

The tax basis, also referred to as your investment in the contract, of the source contract carries over to the Accumulator(R) Plus(SM) NQ contract.

An owner may direct the proceeds of a partial withdrawal from one nonqualified deferred annuity contract to a different insurer to purchase a new nonqualified deferred annuity contract on a tax-deferred basis. Special forms, agreement between the carriers, and provision of cost basis information may be required to process this type of an exchange.

Section 1035 exchanges are generally not available after the death of the owner.


SURRENDERS

If you surrender or cancel the contract, the distribution is taxable as ordinary income (not capital gain) to the extent it exceeds your investment in the contract.


DEATH BENEFIT PAYMENTS MADE TO A BENEFICIARY AFTER YOUR DEATH

For the rules applicable to death benefits, see "Payment of death benefit" earlier in this Prospectus. The tax treatment of a death benefit taken as a single sum is generally the same as the tax treatment of a withdrawal from or surrender of your contract. The tax treatment of a death benefit taken as annuity payments is generally the same as the tax treatment of annuity payments under your contract.


BENEFICIARY CONTINUATION OPTION

We have received a private letter ruling from the IRS regarding certain tax consequences of scheduled payments under the beneficiary continuation option for a prior similar version of the NQ contract. See the discussion "Beneficiary continuation option for NQ contracts only" in "Payment of death benefit" earlier in this Prospectus. Among other things, the IRS rules that:

o scheduled payments under the beneficiary continuation option for NQ contracts satisfy the death of owner rules of Section 72(s)(2) of the Code, regardless of whether the beneficiary elects "Withdrawal Option 1" or "Withdrawal Option 2;"

o scheduled payments, any additional withdrawals under "Withdrawal Option 2," or contract surrenders under "Withdrawal Option 1" will only be taxable to the beneficiary when amounts are actually paid, regardless of the withdrawal option selected by the beneficiary;

o a beneficiary who irrevocably elects scheduled payments with "Withdrawal Option 1" will receive "excludable amount" tax treatment on scheduled payments. See "Annuity payments" earlier in this section. If the beneficiary elects to surrender the contract before all scheduled payments are paid, the amount received upon surrender is a non-annuity payment taxable to the extent it exceeds any remaining investment in the contract.


The ruling specifically does not address the taxation of any payments received by a beneficiary electing "Withdrawal Option 2" (whether scheduled payments or any withdrawal that might be taken).

The tax treatment of a withdrawal after the death of the owner taken as a single sum or taken as withdrawals under the 5-year rule is generally the same as the tax treatment of a withdrawal from or surrender of your contract.


EARLY DISTRIBUTION PENALTY TAX

If you take distributions before you are age 59-1/2 a penalty tax of 10% of the taxable portion of your distribution applies in addition to the income tax. Some of the available exceptions to the pre-age 59-1/2 penalty tax include distributions made:

o    on or after your death; or

o    because you are disabled (special federal income tax definition); or

o in the form of substantially equal periodic payments made at least annually over your life (or your life expectancy) or over the joint lives of you and your beneficiary (or your joint life expectancies) using an IRS-approved distribution method.


INVESTOR CONTROL ISSUES

Under certain circumstances, the IRS has stated that you could be treated as the owner (for tax purposes) of the assets of Separate Account No. 49. If you were treated as the owner, you would be taxable on income and gains attributable to the shares of the underlying portfolios.

The circumstances that would lead to this tax treatment would be that, in the opinion of the IRS, you could control the underlying investment of Separate Account No. 49. The IRS has said that the owners of variable annuities will not be treated as owning the separate account assets provided the underlying portfolios are restricted to variable life


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and annuity assets. The variable annuity owners must have the right only to choose among the Portfolios, and must have no right to direct the particular investment decisions within the Portfolios.

Although we believe that, under current IRS guidance, you would not be treated as the owner of the assets of Separate Account No. 49, there are some issues that remain unclear. For example, the IRS has not issued any guidance as to whether having a larger number of Portfolios available, or an unlimited right to transfer among them, could cause you to be treated as the owner. We do not know whether the IRS will ever provide such guidance or whether such guidance, if unfavorable, would apply retroactively to your contract. Furthermore, the IRS could reverse its current guidance at any time. We reserve the right to modify your contract as necessary to prevent you from being treated as the owner of the assets of Separate Account No. 49.


INDIVIDUAL RETIREMENT ARRANGEMENTS (IRAS)


GENERAL

"IRA" stands for individual retirement arrangement. There are two basic types of such arrangements, individual retirement accounts and individual retirement annuities. In an individual retirement account, a trustee or custodian holds the assets funding the account for the benefit of the IRA owner. The assets typically include mutual funds and/or individual stocks and/or securities in a custodial account, and bank certificates of deposit in a trusteed account. In an individual retirement annuity, an insurance company issues an annuity contract that serves as the IRA.

There are two basic types of IRAs, as follows:

o    Traditional IRAs, typically funded on a pre-tax basis; and

o    Roth IRAs, funded on an after-tax basis.

Regardless of the type of IRA, your ownership interest in the IRA cannot be forfeited. You or your beneficiaries who survive you are the only ones who can receive the IRA's benefits or payments. All types of IRAs qualify for tax deferral regardless of the funding vehicle selected.

You can hold your IRA assets in as many different accounts and annuities as you would like, as long as you meet the rules for setting up and making contributions to IRAs. However, if you own multiple IRAs, you may be required to combine IRA values or contributions for tax purposes. For further information about individual retirement arrangements, you can read Internal Revenue Service Publication 590 ("Individual Retirement Arrangements (IRAs)"). This publication is usually updated annually, and can be obtained from any IRS district office or the IRS website (www.irs.gov).

AXA Equitable designs its IRA contracts to qualify as individual retirement annuities under Section 408(b) of the Internal Revenue Code. You may purchase the contract as a traditional IRA ("Rollover IRA") or Roth IRA ("Roth IRA").

This Prospectus contains the information that the IRS requires you to have before you purchase an IRA. The first section covers some of the special tax rules that apply to traditional IRAs. The next section covers Roth IRAs. The disclosure generally assumes direct ownership of the individual retirement annuity contract. For contracts owned in a custodial individual retirement account, the disclosure will apply only if you terminate your account or transfer ownership of the contract to yourself.

We describe the amount and types of charges that may apply to your contributions under "Charges and expenses" earlier in this Prospectus. We describe the method of calculating payments under "Accessing your money" earlier in this Prospectus. We do not guarantee or project growth in any variable income annuitization option payments (as opposed to payments from a fixed income annuitization option).

We have not applied for an opinion letter approving the respective forms of the traditional IRA and Roth IRA contracts for use as a traditional and Roth IRA, respectively. This IRS approval is a determination only as to the form of the annuity. It does not represent a determination of the merits of the annuity as an investment.


Your right to cancel within a certain number of days

You can cancel either type of Accumulator(R) Plus(SM) IRA contract (traditional IRA or Roth IRA) by following the directions in "Your right to cancel within a certain number of days" under "Contract features and benefits" earlier in this Prospectus. If you cancel a traditional IRA or Roth IRA contract, we may have to withhold tax, and we must report the transaction to the IRS. A contract cancellation would have an unfavorable tax impact.


Traditional individual retirement annuities (traditional IRAs)

CONTRIBUTIONS TO TRADITIONAL IRAS. Individuals may make three different types of contributions to purchase a traditional IRA or as subsequent contributions to an existing IRA:

o    "regular" contributions out of earned income or compensation; or

o    tax-free "rollover" contributions; or

o direct custodian-to-custodian transfers from other traditional IRAs ("direct transfers").


Regular contributions to traditional IRAs

LIMITS ON CONTRIBUTIONS. The "maximum regular contribution amount" for any taxable year is the most that can be contributed to all of your IRAs (traditional and Roth) as regular contributions for the particular taxable year. The maximum regular contribution amount depends on age, earnings, and year, among other things. Generally, $5,000 is the maximum amount that you may contribute to all IRAs (including Roth IRAs). When your earnings are below $5,000, your earned income or compensation for the year is the most you can contribute. This limit does not apply to rollover contributions or direct custodian-to-custodian transfers into a traditional IRA. You cannot make regular traditional IRA contributions for the tax year in which you reach age 70-1/2 or any tax year after that.

If you are at least age 50 at any time during the taxable year for which you are making a regular contribution to your IRA, you may be eligible to make additional "catch up contributions" of up to $1,000 to your traditional IRA.

SPECIAL RULES FOR SPOUSES. If you are married and file a joint income tax return, you and your spouse may combine your compensation to


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determine the amount of regular contributions you are permitted to make to traditional IRAs (and Roth IRAs discussed below). Even if one spouse has no compensation or compensation under $5,000, married individuals filing jointly can contribute up to $10,000 per year to any combination of traditional IRAs and Roth IRAs. Any contributions to Roth IRAs reduce the ability to contribute to traditional IRAs and vice versa. The maximum amount may be less if earned income is less and the other spouse has made IRA contributions. No more than a combined total of $5,000 can be contributed annually to either spouse's traditional and Roth IRAs. Each spouse owns his or her traditional IRAs and Roth IRAs even if the other spouse funded the contributions. A working spouse age 70-1/2 or over can contribute up to the lesser of $5,000 or 100% of "earned income" to a traditional IRA for a nonworking spouse until the year in which the nonworking spouse reaches age 70-1/2. Catch-up contributions may be made as described above for spouses who are at least age 50 but under age 70-1/2 at any time during the taxable year for which the contribution is made.

DEDUCTIBILITY OF CONTRIBUTIONS. The amount of traditional IRA contributions that you can deduct for a taxable year depends on whether you are covered by an employer-sponsored-tax-favored retirement plan, as defined under special federal income tax rules. Your Form W-2 will indicate whether or not you are covered by such a retirement plan.

If you are not covered by a retirement plan during any part of the year, you can make fully deductible contributions to your traditional IRAs for the taxable year up to the maximum amount discussed earlier in this section under "Limits on contributions." That is, your fully deductible contribution can be up to $5,000, or if less, your earned income. The dollar limit is $6,000 for people eligible to make age 50-70-1/2 catch-up contributions.

If you are covered by a retirement plan during any part of the year, and your adjusted gross income (AGI) is below the lower dollar figure in a phase-out range, you can make fully deductible contributions to your traditional IRAs.

If you are covered by a retirement plan during any part of the year, and your AGI falls within a phase-out range, you can make partially deductible contributions to your traditional IRAs.

If you are covered by a retirement plan during any part of the year, and your AGI falls above the higher figure in the phase-out range, you may not deduct any of your regular contributions to your traditional IRAs.

Cost of living indexing adjustments apply to the income limits on deductible contributions.

If you are single and covered by a retirement plan during any part of the taxable year, the deduction for traditional IRA contributions phases out with AGI between $50,000 and $60,000 (for 2009, AGI between $55,000 and $65,000, after adjustment).

If you are married and file a joint return, and you are covered by a retirement plan during any part of the taxable year, the deduction for traditional IRA contributions phases out with AGI between $80,000 and $100,000 (for 2009, AGI between $89,000 and $109,000, after adjustment).

Married individuals filing separately and living apart at all times are not considered married for purposes of this deductible contribution calculation. Generally, the active participation in an employer-sponsored retirement plan of an individual is determined independently for each spouse. Where spouses have "married filing jointly" status, however, the maximum deductible traditional IRA contribution for an individual who is not an active participant (but whose spouse is an active participant) is phased out for taxpayers with AGI between $150,000 and $160,000 (for 2009, AGI between $166,000 and $176,000, after adjustment).

To determine the deductible amount of the contribution for 2009, for example, you determine AGI and subtract $55,000 if you are single, or $89,000 if you are married and file a joint return with your spouse. The resulting amount is your excess AGI. You then determine the limit on the deduction for traditional IRA contributions using the following formula:


    ($10,000-excess AGI)     times    the maximum     Equals     the adjusted
 -------------------------     x        regular         =         deductible
     divided by $10,000               contribution               contribution
                                      for the year                  limit


ADDITIONAL "SAVER'S CREDIT" FOR CONTRIBUTIONS TO A TRADITIONAL
IRA OR ROTH IRA

You may be eligible for a nonrefundable income tax credit for contributions you make to a traditional IRA or Roth IRA. If you qualify, you may take this credit even though your traditional IRA contribution is already fully or partially deductible. To take advantage of this "saver's credit" you must be age 18 or over before the end of the taxable year for which the contribution is made. You cannot be a full-time student or claimed as a dependent on another's tax return, and your adjusted gross income cannot exceed $50,000. ($55,000, after cost of living adjustments for 2009). The amount of the tax credit you can get varies from 10% of your contribution to 50% of your contribution, and depends on your income tax filing status and your adjusted gross income. The maximum annual contribution eligible for the saver's credit is $2,000. If you and your spouse file a joint return, and each of you qualifies, each is eligible for a maximum annual contribution of $2,000. Your saver's credit may also be reduced if you take or have taken a taxable distribution from any plan eligible for a saver's credit contribution -- even if you make a contribution to one plan and take the distribution from another plan -- during the "testing period." The "testing period" begins two years before the year for which you make the contribution and ends when your tax return is due for the year for which you make the contribution, including extensions. Saver's-credit-eligible contributions may be made to a 401(k) plan, 403(b) plan, governmental employer 457(b) plan, SIMPLE IRA or SARSEP IRA, as well as a traditional IRA or Roth IRA.

NONDEDUCTIBLE REGULAR CONTRIBUTIONS. If you are not eligible to deduct part or all of the traditional IRA contribution, you may still make nondeductible contributions on which earnings will accumulate on a tax-deferred basis. The combined deductible and nondeductible contributions to your traditional IRA (or the nonworking spouse's traditional IRA) may not, however, exceed the $5,000 maximum per person limit for the applicable taxable year. The dollar limit is $6,000 for people eligible to make age 50-70-1/2 catch-up contributions. See


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"Excess contributions to traditional IRAs" later in this section for more information. You must keep your own records of deductible and nondeductible contributions in order to prevent double taxation on the distribution of previously taxed amounts. See "Withdrawals, payments and transfers of funds out of traditional IRAs" later in this section for more information.

If you are making nondeductible contributions in any taxable year, or you have made nondeductible contributions to a traditional IRA in prior years and are receiving distributions from any traditional IRA, you must file the required information with the IRS. Moreover, if you are making nondeductible traditional IRA contributions, you must retain all income tax returns and records pertaining to such contributions until interests in all traditional IRAs are fully distributed.

WHEN YOU CAN MAKE REGULAR CONTRIBUTIONS. If you file your tax returns on a calendar year basis like most taxpayers, you have until the April 15 return filing deadline (without extensions) of the following calendar year to make your regular traditional IRA contributions for a taxable year.

Rollover and transfer contributions to traditional IRAs

Rollover contributions may be made to a traditional IRA from these "eligible retirement plans":

o    qualified plans;

o    governmental employer 457(b) plans;

o    403(b) plans; and

o    other traditional IRAs.

Direct transfer contributions may only be made directly from one traditional IRA to another.

Any amount contributed to a traditional IRA after you reach age 70-1/2 must be net of your required minimum distribution for the year in which the rollover or direct transfer contribution is made.

During calendar year 2009 only, due to the temporary suspension of account-based required minimum distribution withdrawals, you may be able to roll over to a traditional IRA a distribution that normally would not be eligible to be rolled over. Please note that distributions from inherited IRAs made to beneficiaries may not be rolled over once distributed.

There are special rules governing required minimum distributions in 2009. Please see "Suspension of required minimum distributions for 2009" earlier in this Prospectus.


ROLLOVERS FROM "ELIGIBLE RETIREMENT PLANS" OTHER THAN TRADITIONAL IRAS

Your plan administrator will tell you whether or not your distribution is eligible to be rolled over. Spousal beneficiaries and spousal alternate payees under qualified domestic relations orders may roll over funds on the same basis as the plan participant. A non-spousal death beneficiary may also be able to make a direct rollover to an inherited IRA under certain circumstances. The Accumulator(R) Plus(SM) IRA contract is not available for purchase by a non-spousal death beneficiary direct rollover.

There are two ways to do rollovers:

o Do it yourself: You actually receive a distribution that can be rolled over and you roll it over to a traditional IRA within 60 days after the date you receive the funds. The distribution from your eligible retirement plan will be net of 20% mandatory federal income tax withholding. If you want, you can replace the withheld funds yourself and roll over the full amount.

o Direct rollover: You tell the trustee or custodian of the eligible retirement plan to send the distribution directly to your traditional IRA issuer. Direct rollovers are not subject to mandatory federal income tax withholding.

All distributions from a qualified plan, 403(b) plan or governmental employer 457(b) plan are eligible rollover distributions, unless the distributions are:

o (For every year except 2009) "required minimum distributions" after age 70-1/2 or retirement from service with the employer; or

o substantially equal periodic payments made at least annually for your life (or life expectancy) or the joint lives (or joint life expectancies) of you and your designated beneficiary; or

o substantially equal periodic payments made for a specified period of 10 years or more; or

o    hardship withdrawals; or

o    corrective distributions that fit specified technical tax rules; or

o    loans that are treated as distributions; or

o    death benefit payments to a beneficiary who is not your surviving spouse;
     or

o qualified domestic relations order distributions to a beneficiary who is not your current spouse or former spouse.

You should discuss with your tax adviser whether you should consider rolling over funds from one type of tax qualified retirement plan to another because the funds will generally be subject to the rules of the recipient plan. For example, funds in a governmental employer 457(b) plan are not subject to the additional 10% federal income tax penalty for premature distributions, but they may become subject to this penalty if you roll the funds to a different type of eligible retirement plan such as a traditional IRA, and subsequently take a premature distribution.

ROLLOVERS OF AFTER-TAX CONTRIBUTIONS FROM ELIGIBLE RETIREMENT PLANS OTHER THAN TRADITIONAL IRAS

Any non-Roth after-tax contributions you have made to a qualified plan or 403(b) plan (but not a governmental employer 457(b) plan) may be rolled over to a traditional IRA (either in a direct rollover or a rollover you do yourself). When the recipient plan is a traditional IRA, you are responsible for recordkeeping and calculating the taxable amount of any distributions you take from that traditional IRA. See "Taxation of Payments" later in this section under "Withdrawals, payments and transfers of funds out of traditional IRAs." After-tax


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contributions in a traditional IRA cannot be rolled over from your traditional IRA into, or back into, a qualified plan, 403(b) plan or governmental employer 457(b) plan.

ROLLOVERS FROM TRADITIONAL IRAS TO TRADITIONAL IRAS

You may roll over amounts from one traditional IRA to one or more of your other traditional IRAs if you complete the transaction within 60 days after you receive the funds. You may make such a rollover only once in every 12-month period for the same funds. Trustee-to-trustee or custodian-to-custodian direct transfers are not rollover transactions. You can make these more frequently than once in every 12-month period.

SPOUSAL ROLLOVER AND DIVORCE-RELATED DIRECT TRANSFERS

The surviving spouse beneficiary of a deceased individual can roll over funds from, or directly transfer funds from, an inherited traditional IRA to one or more other traditional IRAs. A non-spousal death beneficiary may also be able to make a direct rollover to an inherited traditional IRA under certain circumstances. The Accumulator(R) Plus(SM) IRA contract is not available for purchase by a non-spousal death beneficiary direct rollover. Also, in some cases, traditional IRAs can be transferred on a tax-free basis between spouses or former spouses as a result of a court ordered divorce or separation decree.

Excess contributions to traditional IRAs

Excess contributions to IRAs are subject to a 6% excise tax for the year in which made and for each year after until withdrawn. The following are excess contributions to IRAs:

o regular contributions of more than the maximum regular contribution amount for the applicable taxable year); or

o    regular contributions to a traditional IRA made after you reach age 70-1/2;
     or


o rollover contributions of amounts which are not eligible to be rolled over, for example, minimum distributions required to be made after age 70-1/2 (for every year except 2009).

You can avoid the excise tax by withdrawing an excess contribution (rollover or regular) before the due date (including extensions) for filing your federal income tax return for the year. If it is an excess regular traditional IRA contribution, you cannot take a tax deduction for the amount withdrawn. You do not have to include the excess contribution withdrawn as part of your income. It is also not subject to the 10% additional penalty tax on early distributions, discussed later in this section under "Early distribution penalty tax." You do have to withdraw any earnings that are attributed to the excess contribution. The withdrawn earnings would be included in your gross income and could be subject to the 10% penalty tax.

Even after the due date for filing your return, you may withdraw an excess rollover contribution, without income inclusion or 10% penalty, if:

(1)  the rollover was from an eligible retirement plan to a traditional IRA;

(2) the excess contribution was due to incorrect information that the plan provided; and

(3)  you took no tax deduction for the excess contribution.

Recharacterizations

Amounts that have been contributed as traditional IRA funds may subsequently be treated as Roth IRA funds. Special federal income tax rules allow you to change your mind again and have amounts that are subsequently treated as Roth IRA funds, once again treated as traditional IRA funds. You do this by using the forms we prescribe. This is referred to as having "recharacterized" your contribution.

Withdrawals, payments and transfers of funds out of traditional IRAs

NO FEDERAL INCOME TAX LAW RESTRICTIONS ON WITHDRAWALS. You can withdraw any or all of your funds from a traditional IRA at any time. You do not need to wait for a special event like retirement.

TAXATION OF PAYMENTS. Earnings in traditional IRAs are not subject to federal income tax until you or your beneficiary receive them. Taxable payments or distributions include withdrawals from your contract, surrender of your contract and annuity payments from your contract. Death benefits are also taxable.

Except as discussed below, the total amount of any distribution from a traditional IRA must be included in your gross income as ordinary income. We report all payments from traditional IRA contracts on IRS Form 1099-R as fully taxable.

If you have ever made nondeductible IRA contributions to any traditional IRA (it does not have to be to this particular traditional IRA contract), those contributions are recovered tax free when you get distributions from any traditional IRA. It is your responsibility to keep permanent tax records of all of your nondeductible contributions to traditional IRAs so that you can correctly report the taxable amount of any distribution on your own tax return. At the end of any year in which you have received a distribution from any traditional IRA, you calculate the ratio of your total nondeductible traditional IRA contributions (less any amounts previously withdrawn tax free) to the total account balances of all traditional IRAs you own at the end of the year plus all traditional IRA distributions made during the year. Multiply this by all distributions from the traditional IRA during the year to determine the nontaxable portion of each distribution.

A distribution from a traditional IRA is not taxable if:

o the amount received is a withdrawal of excess contributions, as described under "Excess contributions to traditional IRAs" earlier in this section; or

o the entire amount received is rolled over to another traditional IRA or other eligible retirement plan which agrees to accept the funds. (See "Rollovers from eligible retirement plans other than traditional IRAs" under "Rollover and transfer contributions to traditional IRAs" earlier in this section for more information.)

The following are eligible to receive rollovers of distributions from a traditional IRA: a qualified plan, a 403(b) plan or a governmental employer 457(b) plan. After-tax contributions in a traditional IRA cannot be rolled from your traditional IRA into, or back into, a qualified plan, 403(b) plan or governmental employer 457(b) plan. Before you


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decide to roll over a distribution from a traditional IRA to another eligible retirement plan, you should check with the administrator of that plan about whether the plan accepts rollovers and, if so, the types it accepts. You should also check with the administrator of the receiving plan about any documents required to be completed before it will accept a rollover.

Distributions from a traditional IRA are not eligible for favorable ten-year averaging and long-term capital gain treatment available under limited circumstances for certain distributions from qualified plans. If you might be eligible for such tax treatment from your qualified plan, you may be able to preserve such tax treatment even though an eligible rollover from a qualified plan is temporarily rolled into a "conduit IRA" before being rolled back into a qualified plan. See your tax adviser.

Certain distributions from IRAs in 2009 directly transferred to charitable organizations may be tax-free to IRA owners age 70-1/2 or older.

Required minimum distributions

BACKGROUND ON REGULATIONS -- REQUIRED MINIMUM DISTRIBUTIONS

Distributions must be made from traditional IRAs according to rules contained in the Code and Treasury Regulations. Certain provisions of the Treasury Regulations require that the actuarial present value of additional annuity contract benefits must be added to the dollar amount credited for purposes of calculating certain types of required minimum distributions from individual retirement annuity contracts. For this purpose additional annuity contract benefits may include, but are not limited to, guaranteed minimum income benefits and enhanced death benefits. This could increase the amount required to be distributed from these contracts. If you take annual withdrawals instead of annuitizing, please consult your tax adviser concerning applicability of these complex rules to your situation.

There are special rules governing required minimum distributions in 2009. Please see "Suspension of required minimum distributions for 2009" earlier in this Prospectus.

LIFETIME REQUIRED MINIMUM DISTRIBUTIONS. You must start taking annual distributions from your traditional IRAs for the year in which you turn age 70-1/2.

WHEN YOU HAVE TO TAKE THE FIRST LIFETIME REQUIRED MINIMUM DISTRIBUTION. The first required minimum distribution is for the calendar year in which you turn age 70-1/2. You have the choice to take this first required minimum distribution during the calendar year you actually reach age 70-1/2, or to delay taking it until the first three-month period in the next calendar year (January 1st-April
1st). Distributions must start no later than your "Required Beginning Date," which is April 1st of the calendar year after the calendar year in which you turn age 70-1/2. If you choose to delay taking the first annual minimum distribution, then you will have to take two minimum distributions in that year--the delayed one for the first year and the one actually for that year. Once minimum distributions begin, they must be made at some time each year.

HOW YOU CAN CALCULATE REQUIRED MINIMUM DISTRIBUTIONS. There are two approaches to taking required minimum distributions -- "account-based" or "annuity-based."


ACCOUNT-BASED METHOD. If you choose an account-based method, you divide the value of your traditional IRA as of December 31st of the past calendar year by a number corresponding to your age from an IRS table. This gives you the required minimum distribution amount for that particular IRA for that year. If your spouse is your sole beneficiary and more than 10 years younger than you, the dividing number you use may be from another IRS table and may produce a smaller lifetime required minimum distribution amount. Regardless of the table used, the required minimum distribution amount will vary each year as the account value, the actuarial present value of additional annuity contract benefits, if applicable, and the divisor change. If you initially choose an account-based method, you may later apply your traditional IRA funds to a life annuity-based payout with any certain period not exceeding remaining life expectancy, determined in accordance with IRS tables.

ANNUITY-BASED METHOD. If you choose an annuity-based method, you do not have to do annual calculations. You apply the account value to an annuity payout for your life or the joint lives of you and a designated beneficiary or for a period certain not extending beyond applicable life expectancies, determined in accordance with IRS tables.

DO YOU HAVE TO PICK THE SAME METHOD TO CALCULATE YOUR REQUIRED MINIMUM DISTRIBUTIONS FOR ALL OF YOUR TRADITIONAL IRAS AND OTHER RETIREMENT PLANS? No. If you want, you can choose a different method for each of your traditional IRAs and other retirement plans. For example, you can choose an annuity payout from one IRA, a different annuity payout from a qualified plan and an account-based annual withdrawal from another IRA.

WILL WE PAY YOU THE ANNUAL AMOUNT EVERY YEAR FROM YOUR TRADITIONAL IRA BASED ON THE METHOD YOU CHOOSE? We will only pay you automatically if you affirmatively select an annuity payout option or an account-based withdrawal option such as our "automatic required minimum distribution (RMD) service." Even if you do not enroll in our service, we will calculate the amount of the required minimum distribution withdrawal for you, if you so request in writing. However, in that case you will be responsible for asking us to pay the required minimum distribution withdrawal to you.

Also, the IRS will let you calculate the required minimum distribution for each traditional IRA that you maintain, using the method that you picked for that particular IRA. You can add these required minimum distribution amount calculations together. As long as the total amount you take out every year satisfies your overall traditional IRA required minimum distribution amount, you may choose to take your annual required minimum distribution from any one or more traditional IRAs that you own.

WHAT IF YOU TAKE MORE THAN YOU NEED TO FOR ANY YEAR? The required minimum distribution amount for your traditional IRAs is calculated on a year-by-year basis. There are no carry-back or carry-forward provisions. Also, you cannot apply required minimum distribution amounts you take from your qualified plans to the amounts you have to take from your traditional IRAs and vice versa.

WHAT IF YOU TAKE LESS THAN YOU NEED TO FOR ANY YEAR? Your IRA could be disqualified, and you could have to pay tax on the entire value. Even if your IRA is not disqualified, you could have to pay a 50% penalty tax


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on the shortfall (required amount for traditional IRAs less amount actually taken). It is your responsibility to meet the required minimum distribution rules. We will remind you when our records show that you are within the age group which must take lifetime required minimum distributions. If you do not select a method with us, we will assume you are taking your required minimum distribution from another traditional IRA that you own.

WHAT ARE THE REQUIRED MINIMUM DISTRIBUTION PAYMENTS AFTER YOU DIE? These could vary depending on whether you die before or after your Required Beginning Date for lifetime required minimum distribution payments, and the status of your beneficiary. The following assumes that you have not yet elected an annuity-based payout at the time of your death. If you elect an annuity-based payout, payments (if any) after your death must be made at least as rapidly as when you were alive.

INDIVIDUAL BENEFICIARY. Regardless of whether your death occurs before or after your Required Beginning Date, an individual death beneficiary calculates annual post-death required minimum distribution payments based on the beneficiary's life expectancy using the "term certain method." That is, he or she determines his or her life expectancy using the IRS-provided life expectancy tables as of the calendar year after the owner's death and reduces that number by one each subsequent year.

If you die before your Required Beginning Date, the rules permit any individual beneficiary, including a spousal beneficiary, to elect instead to apply the "5-year rule." Under this rule, instead of annual payments having to be made beginning with the first in the year following the owner's death, the entire account must be distributed by the end of the calendar year which contains the fifth anniversary of the owner's death. No distribution is required before that fifth year.

SPOUSAL BENEFICIARY. If you die after your Required Beginning Date, and your death beneficiary is your surviving spouse, your spouse has a number of choices. Post-death distributions may be made over your spouse's single life expectancy. Any amounts distributed after that surviving spouse's death are made over the spouse's life expectancy calculated in the year of his/her death, reduced by one for each subsequent year. In some circumstances, your surviving spouse may elect to become the owner of the traditional IRA and halt distributions until he or she reaches age 70-1/2, or roll over amounts from your traditional IRA into his/her own traditional IRA or other eligible retirement plan.

If you die before your Required Beginning Date, and the death beneficiary is your surviving spouse, the rules permit the spouse to delay starting payments over his/her life expectancy until the year in which you would have attained age 70-1/2.

NON-INDIVIDUAL BENEFICIARY. If you die after your Required Beginning Date, and your death beneficiary is a non-individual, such as the estate, the rules permit the beneficiary to calculate post-death required minimum distribution amounts based on the owner's life expectancy in the year of death. However, note that we need an individual annuitant to keep an annuity contract in force. If the beneficiary is not an individual, we must distribute amounts remaining in the annuity contract after the death of the annuitant.

If you die before your Required Beginning Date for lifetime required minimum distribution payments, and the death beneficiary is a non-individual, such as the estate, the rules continue to apply the 5-year rule discussed earlier under "Individual beneficiary." Please note that we need an individual annuitant to keep an annuity contract in force. If the beneficiary is not an individual, we must distribute amounts remaining in the annuity contract after the death of the annuitant.

SPOUSAL CONTINUATION

If the contract is continued under Spousal continuation the required minimum distribution rules are applied as if your surviving spouse is the contract owner.

PAYMENTS TO A BENEFICIARY AFTER YOUR DEATH

IRA death benefits are taxed the same as IRA distributions.

BORROWING AND LOANS ARE PROHIBITED TRANSACTIONS

You cannot get loans from a traditional IRA. You cannot use a traditional IRA as collateral for a loan or other obligation. If you borrow against your IRA or use it as collateral, its tax-favored status will be lost as of the first day of the tax year in which this prohibited event occurs. If this happens, you must include the value of the traditional IRA in your federal gross income. Also, the early distribution penalty tax of 10% may apply if you have not reached age 59-1/2 before the first day of that tax year.

EARLY DISTRIBUTION PENALTY TAX

A penalty tax of 10% of the taxable portion of a distribution applies to distributions from a traditional IRA made before you reach age 59-1/2. Some of the available exceptions to the pre-age 59-1/2 penalty tax include distributions made:

o    on or after your death; or

o    because you are disabled (special federal income tax definition); or

o used to pay certain extraordinary medical expenses (special federal income tax definition); or

o used to pay medical insurance premiums for unemployed individuals (special federal income tax definition); or

o used to pay certain first-time home buyer expenses (special federal income tax definition; $10,000 lifetime total limit for these distributions from all your traditional and Roth IRAs); or

o used to pay certain higher education expenses (special federal income tax definition); or

o in the form of substantially equal periodic payments made at least annually over your life (or your life expectancy) or over the joint lives of you and your beneficiary (or your joint life expectancies) using an IRS-approved distribution method.

To meet the substantially equal periodic payment exception, you could elect to apply your contract value to an Income Manager(R) (life annuity with a period certain) payout annuity contract (level payments version). You could also elect the substantially equal withdrawals option. We will calculate the substantially equal annual payments using your choice of IRS-approved methods we offer. Although substantially


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equal withdrawals and Income Manager(R) payments are not subject to the 10% penalty tax, they are taxable as discussed in "Withdrawals, payments and transfers of funds out of traditional IRAs" above. Once substantially equal withdrawals or Income Manager(R) annuity payments begin, the distributions should not be stopped or changed until after the later of your reaching age 59-1/2 or five years after the date of the first distribution, or the penalty tax, including an interest charge for the prior penalty avoidance, may apply to all prior distributions under this option. Also, it is possible that the IRS could view any additional withdrawal or payment you take from, or any additional contributions or transfers you make to, your contract as changing your pattern of substantially equal withdrawals or Income Manager(R) payments for purposes of determining whether the penalty applies.

Roth individual retirement annuities (Roth IRAs)

This section of the Prospectus covers some of the special tax rules that apply to Roth IRAs. If the rules are the same as those that apply to the traditional IRA, we will refer you to the same topic under "traditional IRAs."

The Accumulator(R) Plus(SM) Roth IRA contract is designed to qualify as a Roth individual retirement annuity under Sections 408A(b) and 408(b) of the Internal Revenue Code.

Contributions to Roth IRAs

Individuals may make four different types of contributions to a Roth IRA:

o    regular after-tax contributions out of earnings; or

o taxable rollover contributions from traditional IRAs or other eligible retirement plans ("conversion" rollover contributions); or

o tax-free rollover contributions from other Roth individual retirement arrangements or designated Roth accounts under defined contribution plans; or

o tax-free direct custodian-to-custodian transfers from other Roth IRAs ("direct transfers").

Regular after-tax, direct transfer and rollover contributions may be made to a Roth IRA contract. See "Rollovers and direct transfers" later in this section. If you use the forms we require, we will also accept traditional IRA funds which are subsequently recharacterized as Roth IRA funds following special federal income tax rules.

Regular contributions to Roth IRAs

LIMITS ON REGULAR CONTRIBUTIONS. The "maximum regular contribution amount" for any taxable year is the most that can be contributed to all of your IRAs (traditional and Roth) as regular contributions for the particular taxable year. The maximum regular contribution amount depends on age, earnings, and year, among other things. Generally, $5,000 is the maximum amount that you may contribute to all IRAs (including Roth IRAs). This limit does not apply to rollover contributions or direct custodian-to-custodian transfers into a Roth IRA. Any contributions to Roth IRAs reduce your ability to contribute to traditional IRAs and vice versa. When your earnings are below $5,000, your earned income or compensation for the year is the most you can contribute. If you are married and file a joint income tax return, you and your spouse may combine your compensation to determine the amount of regular contributions you are permitted to make to Roth IRAs and traditional IRAs. See the discussion under "Special rules for spouses" earlier in this section under traditional IRAs.

If you or your spouse are at least age 50 at any time during the taxable year for which you are making a regular contribution, you may be eligible to make additional catch-up contributions of up to $1,000.

With a Roth IRA, you can make regular contributions when you reach 70-1/2, as long as you have sufficient earnings. But, you cannot make contributions, regardless of your age, for any year that your modified adjusted gross income exceeds the following amounts (indexed for cost of living adjustment):

o your federal income tax filing status is "married filing jointly" and your modified adjusted gross income is over $160,000 (for 2009, $176,000 after adjustment); or

o your federal income tax filing status is "single" and your modified adjusted gross income is over $110,000 (for 2009, $120,000 after adjustment).

However, you can make regular Roth IRA contributions in reduced amounts when:

o your federal income tax filing status is "married filing jointly" and your modified adjusted gross income is between $150,000 and $160,000 (for 2009, between $166,000 and $176,000 after adjustment); or

o your federal income tax filing status is "single" and your modified adjusted gross income is between $95,000 and $110,000 (for 2009, between $105,000 and $120,000 after adjustment).

If you are married and filing separately and your modified adjusted gross income is between $0 and $10,000 the amount of regular contributions you are permitted to make is phased out. If your modified adjusted gross income is more than $10,000 you cannot make regular Roth IRA contributions.

WHEN YOU CAN MAKE CONTRIBUTIONS. Same as traditional IRAs.

DEDUCTIBILITY OF CONTRIBUTIONS. Roth IRA contributions are not tax deductible.

Rollovers and direct transfer contributions to Roth IRAs

WHAT IS THE DIFFERENCE BETWEEN ROLLOVER AND DIRECT TRANSFER TRANSACTIONS?

The difference between a rollover transaction and a direct transfer transaction is the following: in a rollover transaction you actually take possession of the funds rolled over or are considered to have received them under tax law in the case of a change from one type of plan to another. In a direct transfer transaction, you never take possession of the funds, but direct the first Roth IRA custodian trustee or issuer to transfer the first Roth IRA funds directly to the recipient Roth IRA custodian, trustee or issuer. You can make direct transfer transactions only between identical plan types (for example, Roth IRA to Roth IRA). You


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can also make rollover transactions between identical plan types. However, you can only make rollovers between different plan types (for example, traditional IRA to Roth IRA).

You may make rollover contributions to a Roth IRA from these sources only:

o    another Roth IRA;

o a traditional IRA, including a SEP-IRA or SIMPLE IRA (after a two-year rollover limitation period for SIMPLE IRA funds), in a taxable conversion rollover ("conversion rollover");

o a "designated Roth contribution account" under a 401(k) plan or a 403(b) plan (direct or 60-day); or

o from non-Roth accounts under another eligible retirement plan, subject to limits specified below under "Conversion rollover contributions to Roth IRAs."

You may make direct transfer contributions to a Roth IRA only from another Roth IRA.

You may make both Roth IRA to Roth IRA rollover transactions and Roth IRA to Roth IRA direct transfer transactions. This can be accomplished on a completely tax-free basis. However, you may make Roth IRA to Roth IRA rollover transactions only once in any 12-month period for the same funds. Trustee-to-trustee or custodian-to-custodian direct transfers can be made more frequently than once a year. Also, if you send us the rollover contribution to apply it to a Roth IRA, you must do so within 60 days after you receive the proceeds from the original IRA to get rollover treatment.

The surviving spouse beneficiary of a deceased individual can roll over or directly transfer an inherited Roth IRA to one or more other Roth IRAs. In some cases, Roth IRAs can be transferred on a tax-free basis between spouses or former spouses as a result of a court-ordered divorce or separation decree.

Conversion rollover contributions to Roth IRAs

In a conversion rollover transaction, you withdraw (or are considered to have withdrawn) all or a portion of funds from a traditional IRA you maintain and convert it to a Roth IRA within 60 days after you receive (or are considered to have received) the traditional IRA proceeds. Amounts can also be rolled over from non-Roth accounts under another eligible retirement plan, including a Code
Section 401(a) qualified plan, a 403(b) plan, and a governmental employer
Section 457(b) plan. Until 2010, you must meet AGI limits specified below.

Unlike a rollover from a traditional IRA to another traditional IRA, a conversion rollover transaction from a traditional IRA or other eligible retirement plan to a Roth IRA is not tax-free. Instead, the distribution from the traditional IRA or other eligible retirement plan is generally fully taxable. In the case of a traditional IRA conversion rollover for example, we are required to withhold 10% federal income tax from the amount treated as converted unless you properly elect out of such withholding. If you are converting all or part of a traditional IRA, and you have ever made nondeductible regular contributions to any traditional IRA -- whether or not it is the traditional IRA you are converting -- a pro rata portion of the distribution is tax free. Even if you are under age 59-1/2, the early distribution penalty tax does not apply to conversion rollover contributions to a Roth IRA.

The following rules apply until 2010: You cannot make conversion rollover contributions to a Roth IRA for any taxable year in which your modified adjusted gross income exceeds $100,000. (For this purpose, your modified adjusted gross income is computed without the gross income stemming from the conversion rollover. Modified adjusted gross income for this purpose excludes any lifetime required minimum distribution from a traditional IRA or other eligible retirement plan.) You also cannot make conversion contributions to a Roth IRA for any taxable year in which your federal income tax filing status is "married filing separately."

You cannot make conversion contributions to a Roth IRA to the extent that the funds in your traditional IRA or other eligible retirement plan are subject to the lifetime annual required minimum distribution rules.

You cannot convert and reconvert an amount during the same taxable year, or if later, during the 30-day period following a recharacterization. If you reconvert during either of these periods, it will be a failed Roth IRA conversion.

The IRS and Treasury have issued Treasury Regulations addressing the valuation of annuity contracts funding traditional IRAs in the conversion to Roth IRAs. Although these Regulations are not clear, they could require an individual's gross income on the conversion of a traditional IRA to a Roth IRA to be measured using various actuarial methods and not as if the annuity contract funding the traditional IRA had been surrendered at the time of conversion. This could increase the amount reported as includible in certain circumstances.


Recharacterizations

You may be able to treat a contribution made to one type of IRA as having been made to a different type of IRA. This is called recharacterizing the contribution.

HOW TO RECHARACTERIZE. To recharacterize a contribution, you generally must have the contribution transferred from the first IRA (the one to which it was made) to the second IRA in a deemed trustee-to-trustee transfer. If the transfer is made by the due date (including extensions) for your tax return for the year during which the contribution was made, you can elect to treat the contribution as having been originally made to the second IRA instead of to the first IRA. It will be treated as having been made to the second IRA on the same date that it was actually made to the first IRA. You must report the recharacterization and must treat the contribution as having been made to the second IRA, instead of the first IRA, on your tax return for the year during which the contribution was made.

The contribution will not be treated as having been made to the second IRA unless the transfer includes any net income allocable to the


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contribution. You can take into account any loss on the contribution while it was in the IRA when calculating the amount that must be transferred. If there was a loss, the net income you must transfer may be a negative amount.

No deduction is allowed for the contribution to the first IRA and any net income transferred with the recharacterized contribution is treated as earned in the second IRA. The contribution will not be treated as having been made to the second IRA to the extent any deduction was allowed with respect to the contribution to the first IRA.

For recharacterization purposes, a distribution from a traditional IRA that is received in one tax year and rolled over into a Roth IRA in the next year, but still within 60 days of the distribution from the traditional IRA, is treated as a contribution to the Roth IRA in the year of the distribution from the traditional IRA.

Roth IRA conversion contributions from a SEP-IRA or SIMPLE IRA can be recharacterized to a SEP-IRA or SIMPLE IRA (including the original SEP-IRA or SIMPLE IRA). You cannot recharacterize back to the original plan a contribution directly rolled over from an eligible retirement plan which is not a traditional IRA.

To recharacterize a contribution, you must use our forms.

The recharacterization of a contribution is not treated as a rollover for purposes of the 12-month limitation period described above. This rule applies even if the contribution would have been treated as a rollover contribution by the second IRA if it had been made directly to the second IRA rather than as a result of a recharacterization of a contribution to the first IRA.

Withdrawals, payments and transfers of funds out of Roth
IRAs

NO FEDERAL INCOME TAX LAW RESTRICTIONS ON WITHDRAWALS. You can withdraw any or all of your funds from a Roth IRA at any time; you do not need to wait for a special event like retirement.

Distributions from Roth IRAs

Distributions include withdrawals from your contract, surrender of your contract and annuity payments from your contract. Death benefits are also distributions.

You must keep your own records of regular and conversion contributions to all Roth IRAs to assure appropriate taxation. You may have to file information on your contributions to and distributions from any Roth IRA on your tax return. You may have to retain all income tax returns and records pertaining to such contributions and distributions until your interests in all Roth IRAs are distributed.

Like traditional IRAs, taxable distributions from a Roth IRA are not entitled to special favorable ten-year averaging and long-term capital gain treatment available in limited cases to certain distributions from qualified plans.

The following distributions from Roth IRAs are free of income tax:

o    rollovers from a Roth IRA to another Roth IRA;

o    direct transfers from a Roth IRA to another Roth IRA;

o    qualified distributions from a Roth IRA; and

o    return of excess contributions or amounts recharacterized to a traditional
     IRA.

QUALIFIED DISTRIBUTIONS FROM ROTH IRAS. Qualified distributions from Roth IRAs made because of one of the following four qualifying events or reasons are not includable in income:

o    you are age 59-1/2 or older; or

o    you die; or

o    you become disabled (special federal income tax definition); or

o your distribution is a "qualified first-time homebuyer distribution" (special federal income tax definition; $10,000 lifetime total limit for these distributions from all of your traditional and Roth IRAs).

You also have to meet a five-year aging period. A qualified distribution is any distribution made after the five-taxable-year period beginning with the first taxable year for which you made any contribution to any Roth IRA (whether or not the one from which the distribution is being made).

NONQUALIFIED DISTRIBUTIONS FROM ROTH IRAS. Nonqualified distributions from Roth IRAs are distributions that do not meet both the qualifying event and five-year aging period tests described above. If you receive such a distribution, part of it may be taxable. For purposes of determining the correct tax treatment of distributions (other than the withdrawal of excess contributions and the earnings on them), there is a set order in which contributions (including conversion contributions) and earnings are considered to be distributed from your Roth IRA. The order of distributions is as follows:

(1)  Regular contributions.

(2) Conversion contributions, on a first-in-first-out basis (generally, total conversions from the earliest year first). These conversion contributions are taken into account as follows:

     (a) Taxable portion (the amount required to be included in gross income because of conversion) first, and then the

     (b)  Nontaxable portion.

(3)  Earnings on contributions.

Rollover contributions from other Roth IRAs are disregarded for this purpose.

To determine the taxable amount distributed, distributions and contributions are aggregated or grouped, then added together as follows:

(1) All distributions made during the year from all Roth IRAs you maintain -- with any custodian or issuer -- are added together.

(2) All regular contributions made during and for the year (contributions made after the close of the year, but before the due date of your return) are added together. This total is added to the total undistributed regular contributions made in prior years.


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(3) All conversion contributions made during the year are added together. For purposes of the ordering rules, in the case of any conversion in which the conversion distribution is made in 2009 and the conversion contribution is made in 2010, the conversion contribution is treated as contributed prior to other conversion contributions made in 2010.

Any recharacterized contributions that end up in a Roth IRA are added to the appropriate contribution group for the year that the original contribution would have been taken into account if it had been made directly to the Roth IRA.

Any recharacterized contribution that ends up in an IRA other than a Roth IRA is disregarded for the purpose of grouping both contributions and distributions. Any amount withdrawn to correct an excess contribution (including the earnings withdrawn) is also disregarded for this purpose.

REQUIRED MINIMUM DISTRIBUTIONS DURING LIFE

Lifetime required minimum distributions do not apply.

REQUIRED MINIMUM DISTRIBUTIONS AT DEATH

Same as traditional IRA under "What are the required minimum distribution payments after you die?" assuming death before the Required Beginning Date. The suspension of account-based required minimum distribution withdrawals for calendar year 2009 applies to post-death required minimum distribution withdrawals from Roth IRAs.

PAYMENTS TO A BENEFICIARY AFTER YOUR DEATH

Distributions to a beneficiary generally receive the same tax treatment as if the distribution had been made to you.

BORROWING AND LOANS ARE PROHIBITED TRANSACTIONS

Same as traditional IRA.

EXCESS CONTRIBUTIONS TO ROTH IRAS

Generally the same as traditional IRA, except that regular contributions made after age 70-1/2 are not excess contributions.

Excess rollover contributions to Roth IRAs are contributions not eligible to be rolled over (for example, until 2010, conversion contributions from a traditional IRA if your modified adjusted gross income is in excess of $100,000 in the conversion year).

You can withdraw or recharacterize any contribution to a Roth IRA before the due date (including extensions) for filing your federal income tax return for the tax year. If you do this, you must also withdraw or recharacterize any earnings attributable to the contribution.

EARLY DISTRIBUTION PENALTY TAX

Same as traditional IRA.


TAX-SHELTERED ANNUITY CONTRACTS (TSAS)

GENERAL

This section of the Prospectus reflects our current understanding of some of the special federal income tax rules applicable to annuity contracts used to fund employer plans under Section 403(b) of the Internal Revenue Code. We refer to these contracts as "403(b) annuity contracts" or "Tax Sheltered Annuity contracts (TSAs)." If the rules are the same as those that apply to another kind of contract, for example traditional IRA contracts, we will refer you to the same topic under traditional individual retirement annuities ("traditional IRAs.)"

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The disclosure generally assumes that the TSA has 403(b) contract status or qualifies as a 403(b) contract. Due to the Internal Revenue Service and Treasury regulatory changes in 2007 which became fully effective on January 1, 2009, contracts issued prior to September 25, 2007 which qualified as 403(b) contracts under the rules at the time of issue may lose their status as 403(b) contracts or have the availability of transactions under the contract restricted as of January 1, 2009 unless the individual's employer or the individual take certain actions. Please consult your tax adviser regarding the effect of these rules (which may vary depending on the owner's employment status, plan participation status, and when and how the contract was acquired) on your personal situation.
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FINAL REGULATIONS UNDER SECTION 403(B)

In 2007, the IRS and the Treasury Department published final Treasury Regulations under Section 403(b) of the Code ("2007 Regulations"). As a result, there are significant revisions to the establishment and operation of plans and arrangements under Section 403(b) of the Code, and the contracts issued to fund such plans. These rules became fully effective on January 1, 2009, but various transition rules applied beginning in 2007. The 2007 Regulations raise a number of questions as to the effect of the 2007 Regulations on TSAs issued prior to the effective date of the 2007 Regulations. The IRS has issued guidance intended to clarify some of these questions, and may issue further guidance in future years.

PERMISSIBLE INVESTMENTS. The 2007 Regulations retain the rule that there are generally two types of investments available to fund 403(b) plans -- an annuity contract under Section 403(b)(1) of the Internal Revenue Code or a custodial account that invests only in mutual funds and which is treated as an annuity contract under Section 403(b)(7) of the Code. Both types of 403(b) funding vehicles qualify for tax deferral.

EMPLOYER PLAN REQUIREMENT. The thrust of the 2007 Regulations is to eliminate informal Section 403(b) arrangements with minimal or diffuse employer oversight and to require employers purchasing annuity contracts for their employees under
Section 403(b) of the Code to conform to other tax-favored, employer-based retirement plans with salary reduction contributions, such as Section 401(k) plans and governmental employer Section 457(b) plans. The 2007 Regulations require employers sponsoring 403(b) plans as of January 1, 2009, to have a written plan designating administrative responsibilities for various functions under the plan, and the plan in operation must conform to the plan terms. The IRS has announced relief measures for failure to have a written plan finalized by the beginning of 2009, as long as the written plan is adopted by December 31, 2009, and the plan operates in accordance with the 2007 Regulations beginning by January 1, 2009.


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LIMITATIONS ON INDIVIDUAL INITIATED DIRECT TRANSFERS. The 2007 Regulations revoke Revenue Ruling 90-24 (Rev. Rul. 90-24), effective January 1, 2009. Prior to the 2007 Regulations, Rev. Rul. 90-24 had permitted individual-initiated, tax-free direct transfers of funds from one 403(b) annuity contract to another, without reportable taxable income to the individual. Under the 2007 Regulations and other IRS published guidance, direct transfers made after September 24, 2007 may still be permitted with plan or employer approval as described below.


EFFECT OF THE 2007 REGULATIONS ON CONTRIBUTIONS TO THE ACCUMULATOR(R) PLUS(SM) TSA CONTRACT

The Accumulator(R) Plus(SM) TSA contract was designed to be purchased through a direct transfer of funds from one 403(b) plan to another, a contract exchange under the same plan, or a rollover from another eligible retirement plan and does not accept employer-remitted contributions. Contributions to an Accumulator(R) Plus(SM) TSA contract are extremely limited as described below.

Contributions to an Accumulator(R) Plus(SM) TSA contract may only be made where AXA Equitable is an "approved vendor" under an employer's 403(b) plan. That is, some or all of the participants in the employer 403(b) plan are currently contributing to a non-Accumulator AXA Equitable 403(b) annuity contract. AXA Equitable and the employer must agree to share information with respect to the Accumulator(R) Plus(SM) TSA contract and other funding vehicles under the plan.

AXA Equitable does not accept contributions of after-tax funds, including designated Roth contributions to the Accumulator(R) Plus(SM) TSA contracts. We will accept contributions of pre-tax funds only with documentation satisfactory to us of employer or its designee or plan approval of the transaction.


CONTRIBUTIONS TO 403(B) ANNUITY CONTRACTS

Because the Accumulator(R) Plus(SM) TSA contract can be issued through a direct plan-to-plan transfer or a contract exchange under the same plan, the characterization of funds in the contract can remain the same as under the prior contract. We provide the following discussion as part of our description of restrictions on the distribution of funds directly transferred, which include employer-remitted contributions to other 403(b) annuity contracts.

EMPLOYER-REMITTED CONTRIBUTIONS. Employer-remitted contributions to 403(b) contracts made through the employer's payroll are subject to annual limits. (Tax-free plan-to-plan direct transfer contributions from another 403(b) plan, contract exchanges under the same plan, and rollover contributions from another eligible retirement plan are not subject to these annual contribution limits.) Commonly, some or all of the contributions made to a TSA contract are made under a salary reduction agreement between the employee and the employer. These contributions are called "salary reduction" or "elective deferral" contributions. However, a TSA contract can also be wholly or partially funded through non-elective employer contributions or after-tax employee contributions. Amounts attributable to salary reduction contributions to TSA contracts are generally subject to withdrawal restrictions. Also, all amounts attributable to investments in a 403(b)(7) custodial account are subject to withdrawal restrictions discussed below.

ROLLOVER AND DIRECT TRANSFER CONTRIBUTIONS. It is unlikely that rollover or direct transfer contributions can be made for an individual no longer actively participating in a 403(b) plan; however, there may be circumstances where an individual must take a required minimum distribution from a distributing plan or contract before rolling over or transferring the distribution to the Accumulator(R) Plus(SM) contract. The amount of any rollover or direct transfer contributions made to a 403(b) annuity contract must be net of the required minimum distribution for the tax year in which the annuity contract is issued if the owner is at least age 70-1/2 in the calendar year the contribution is made, and has retired from service with the employer who sponsored the plan or provided the funds to purchase the 403(b) annuity contract which is the source of the contribution. For calendar year 2009 only, account-based required minimum distribution withdrawals are suspended, so certain rollovers which would be impermissible in other years may be made.

ROLLOVER CONTRIBUTIONS. After a TSA contract has been established with 403(b) plan source funds, federal tax law permits rollover contributions to be made to a TSA contract from these sources: qualified plans, governmental employer 457(b) plans and traditional IRAs, as well as other 403(b) plan funding vehicles. The recipient 403(b) plan must allow such contributions to be made.

Generally, funds may be rolled over when a plan participant has a distributable event from an eligible retirement plan as a result of:

o termination of employment with the employer who provided the funds for the plan; or

o    reaching age 59-1/2 even if still employed; or

o    disability (special federal income tax definition).

If the source of the rollover contribution is pre-tax funds from a traditional IRA, no specific event is required.

You should discuss with your tax adviser whether you should consider rolling over funds from one type of tax-qualified retirement plan to another because the funds will generally be subject to the rules of the recipient plan. For example, funds in a governmental employer 457(b) plan are not subject to the additional 10% federal income tax penalty for premature distributions, but they may become subject to this penalty if you roll the funds to a different type of eligible retirement plan and subsequently take a premature distribution. Further, in light of the restrictions on the ability to take distributions or loans from a 403(b) annuity contract without plan or employer approval under the 2007 Regulations, a plan participant should consider carefully whether to roll an eligible rollover distribution (which is no longer subject to distribution restrictions) to a 403(b) plan funding vehicle, or to a traditional IRA instead.

If the recipient plan separately accounts for funds rolled over from another eligible retirement plan, the IRS has ruled that an exception is


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available in certain situations to withdrawal restrictions that would otherwise apply to the rollover contribution funds in the recipient plan.

Because AXA Equitable does not separately account for rollover contributions from other eligible retirement plans in the Accumulator(R) Plus(SM) TSA Contract, amounts that would be free of distribution restrictions in a traditional IRA, for example, are subject to distribution restrictions in the Accumulator(R) Plus(SM) TSA Contract.

DIRECT TRANSFER CONTRIBUTIONS. A tax-free direct transfer occurs when changing the 403(b) plan funding vehicle, even if there is no distributable event. Under a direct transfer a plan participant does not receive a distribution.

The 2007 Regulations provide for two types of direct transfers between 403(b) funding vehicles: "plan-to-plan transfers" and "contract exchanges within the same 403(b) plan." 403(b) plans do not have to offer these options. A "plan-to-plan transfer" must meet the following conditions: (i) both the source 403(b) plan and the recipient 403(b) plan permit plan-to-plan transfers; (ii) the transfer from one 403(b) plan to another 403(b) plan is made for a participant (or beneficiary of a deceased participant) who is an employee or former employee of the employer sponsoring the recipient 403(b) plan; (iii) immediately after the transfer the accumulated benefit of the participant (or beneficiary) whose assets are being transferred is at least equal to the participant's (or beneficiary's) accumulated benefit immediately before the transfer; (iv) the recipient 403(b) plan imposes distribution restrictions on transferred amounts at least as stringent as those imposed under the source 403(b) plan; and (v) if the plan-to-plan transfer is not a complete transfer of the participant's (or beneficiary's) interest in the source 403(b) plan, the recipient 403(b) plan treats the amount transferred as a continuation of a pro rata portion of the participant's (or beneficiary's) interest in the source 403(b) plan (for example, with respect to the participant's interest in any after-tax employee contributions).

A "contract exchange within the same 403(b) plan" must meet the following conditions: (i) the 403(b) plan under which the contract is issued must permit contract exchanges; (ii) immediately after the exchange, the accumulated benefit of the participant (or beneficiary of a deceased participant) is at least equal to the participant's (or beneficiary's) accumulated benefit immediately before the exchange (taking into account the accumulated benefit of that participant (or beneficiary) under both section 403(b) annuity contracts immediately before the exchange); (iii) the contract issued in the exchange is subject to distribution restrictions with respect to the participant that are not less stringent than those imposed on the contract being exchanged; and (iv) the employer sponsoring the 403(b) plan and the issuer of the contract issued in the exchange agree to provide each other with specified information from time to time in the future ("an information sharing agreement"). The shared information is designed to preserve the requirements of Section 403(b), primarily to comply with loan requirements, hardship withdrawal rules, and distribution restrictions.

Distributions from TSAs

GENERAL. Generally, after the 2007 Regulations, employer or plan administrator consent is required for loan, withdrawal or distribution transactions under a 403(b) annuity contract. Processing of a requested transaction will not be completed until the information required to process the transaction is received from the employer or its designee. This information will be transmitted as a result of an information sharing agreement between AXA Equitable and the employer sponsoring the plan.

WITHDRAWAL RESTRICTIONS. AXA Equitable treats all amounts under an Accumulator(R) Plus(SM) Rollover TSA contract as not eligible for withdrawal until:

o the owner is severed from employment with the employer who provided the funds used to purchase the TSA contract;

o    the owner dies; or

o the plan under which the Accumulator(R) Plus(SM) TSA contract is purchased is terminated.

TAX TREATMENT OF DISTRIBUTIONS. Amounts held under TSA contracts are generally not subject to federal income tax until benefits are distributed. Distributions include withdrawals from your TSA contract and annuity payments from your TSA contract. Death benefits paid to a beneficiary are also taxable distributions. Unless an exception applies, amounts distributed from TSA contracts are includible in gross income as ordinary income. Distributions from TSA contracts may be subject to 20% federal income tax withholding. See "Federal and state income tax withholding and information reporting" later in this section. In addition, TSA contract distributions may be subject to additional tax penalties.

If you have made after-tax contributions, you will have a tax basis in your TSA contract, which will be recovered tax-free. Since AXA Equitable does not accept after-tax funds to Accumulator(R) Plus(SM) Rollover TSA contract, we do not track your investment in the TSA contract, if any. We will report all distributions from this Rollover TSA contract as fully taxable. You will have to determine how much of the distribution is taxable.

DISTRIBUTIONS BEFORE ANNUITY PAYMENTS BEGIN. On a total surrender, the amount received in excess of the investment in the contract is taxable. The amount of any partial distribution from a TSA contract prior to the annuity starting date is generally taxable, except to the extent that the distribution is treated as a withdrawal of after-tax contributions. Distributions are normally treated as pro rata withdrawals of any after-tax contributions and earnings on those contributions.

ANNUITY PAYMENTS. Annuitization payments that are based on life or life expectancy are considered annuity payments for income tax purposes. We include in annuitization payments GMIB payments, Guaranteed withdrawal benefit for life Maturity date annuity payments, and other annuitization payments available under your contract. We also include Guaranteed annual withdrawals that are continued after your account value goes to zero under a supplementary life annuity contract, as discussed under "Guaranteed withdrawal benefit for life ("GWBL")" in "Contract features and benefits" earlier in this Prospectus. If you elect an annuity payout option, you will recover any investment in the TSA contract as each payment is received by dividing the investment in the TSA contract by an expected return determined under an IRS table prescribed for qualified annuities. The amount of each payment not excluded from income under this exclu-


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sion ratio is fully taxable. The full amount of the payments received after your investment in the TSA contract is recovered is fully taxable. If you (and your beneficiary under a joint and survivor annuity) die before recovering the full investment in the TSA contract, a deduction is allowed on your (or your beneficiary's) final tax return.

PAYMENTS TO A BENEFICIARY AFTER YOUR DEATH. Death benefit distributions from a TSA contract generally receive the same tax treatment as distributions during your lifetime. In some instances, distributions from a TSA contract made to your surviving spouse may be rolled over to a traditional IRA or other eligible retirement plan. A surviving spouse might also be eligible to directly roll over a TSA contract death benefit to a Roth IRA in a taxable conversion rollover. A non-spousal death beneficiary may be able to directly roll over death benefits to a new inherited IRA under certain circumstances. The Accumulator(R) Plus(SM) IRA contract is not available for purchase by a non-spousal death beneficiary direct rollover.

Effect of 2007 Regulations on loans from TSAs

As a result of the 2007 Regulations, loans are not available without employer or plan administrator approval. If loans are available, loan processing may be delayed pending receipt of information required to process the loan under an information sharing agreement. The processing of a loan request will not be completed until the information required to process the transaction is received from the employer or its designee. This information will be transmitted as a result of an information sharing agreement between AXA Equitable and the employer sponsoring the plan.

If loans are available:

Loans are generally not treated as a taxable distribution. If the amount of the loan exceeds permissible limits under federal income tax rules when made, the amount of the excess is treated (solely for tax purposes) as a taxable distribution. Additionally, if the loan is not repaid at least quarterly, amortizing (paying down) interest and principal, the amount not repaid when due will be treated as a taxable distribution. The entire unpaid balance of the loan is includable in income in the year of the default.

TSA loans are subject to federal income tax limits and may also be subject to the limits of the plan from which the funds came. Federal income tax rule requirements apply even if the plan is not subject to ERISA. For example, loans offered under TSA contracts are subject to the following conditions:

o The amount of a loan to a participant, when combined with all other loans to the participant from all qualified plans of the employer, cannot exceed the lesser of:

     (1) the greater of $10,000 or 50% of the participant's nonforfeitable accrued benefits; and

     (2) $50,000 reduced by the excess (if any) of the highest outstanding loan balance over the previous 12 months over the outstanding loan balance of plan loans on the date the loan was made.

o In general, the term of the loan cannot exceed five years unless the loan is used to acquire the participant's primary residence. Accumulator(R) Plus(SM) Rollover TSA contracts have a term limit of ten years for loans used to acquire the participant's primary residence.

o All principal and interest must be amortized in substantially level payments over the term of the loan, with payments being made at least quarterly. In very limited circumstances, the repayment obligation may be temporarily suspended during a leave of absence.

The amount borrowed and not repaid may be treated as a distribution if:

o    the loan does not qualify under the conditions above;

o    the participant fails to repay the interest or principal when due; or

o in some instances, the participant separates from service with the employer who provided the funds or the plan is terminated.

In this case, the participant may have to include the unpaid amount due as ordinary income. In addition, the 10% early distribution penalty tax may apply. The amount of the unpaid loan balance is reported to the IRS on Form 1099-R as a distribution. For purposes of calculating any subsequent loans which may be made under any plan of the same employer, a defaulted loan which has not been fully repaid is treated as still outstanding, even after the default is reported to the IRS on Form 1099-R. The amount treated as still outstanding (which limits subsequent loans) includes interest accruing on the unpaid balance.

TAX-DEFERRED ROLLOVERS AND FUNDING VEHICLE TRANSFERS. You may roll over an "eligible rollover distribution" from a 403(b) annuity contract into another eligible retirement plan which agrees to accept the rollover. The rollover may be a direct rollover or one you do yourself within 60 days after you receive the distribution. To the extent rolled over, a distribution remains tax-deferred.

You may roll over a distribution from a 403(b) annuity contract to any of the following: another 403(b) plan funding vehicle, a qualified plan, a governmental employer 457(b) plan (separate accounting required) or a traditional IRA. A spousal beneficiary may also roll over death benefits as above. A non-spousal death beneficiary may be able to directly roll over death benefits to a new inherited IRA under certain circumstances. The Accumulator(R) Plus(SM) IRA contract is not available for purchase by a non-spousal death beneficiary direct rollover.

Distributions from a 403(b) annuity contract can be rolled over to a Roth IRA. Such conversion rollover transactions are taxable. Any taxable portion of the amount rolled over will be taxed at the time of the rollover. Rollovers are subject to the Roth IRA conversion rules, which, prior to 2010, restrict conversions of traditional IRAs to Roth IRAs to taxpayers with adjusted gross income of no more than $100,000, whether single or married filing jointly.

The taxable portion of most distributions will be eligible for rollover, except as specifically excluded under federal income tax rules. Distributions that you cannot roll over generally include periodic payments for life or for a period of 10 years or more, hardship withdrawals and required minimum distributions under federal income tax rules. Suspension of account-based required minimum distribution withdrawals for calendar year 2009 temporarily permits distributions which would


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be ineligible lifetime required minimum distributions in any other year to be rolled over to another eligible retirement plan in calendar year 2009.

Direct transfers from one 403(b) annuity contract to another (whether under a plan-to-plan transfer, contract exchange under the same 403(b) plan, or under Rev. Rul. 90-24 prior to the 2007 Regulations), are not distributions.


Required minimum distributions

Please note the temporary suspension of account-based required minimum distribution withdrawals, both lifetime and post-death, in calendar year 2009.

Generally the same as traditional IRA with these differences:

WHEN YOU HAVE TO TAKE THE FIRST REQUIRED MINIMUM DISTRIBUTION. The minimum distribution rules force 403(b) plan participants to start Ecalculating and taking annual distributions from their 403(b) annuity contracts by a required date. Generally, you must take the first required minimum distribution for the calendar year in which you turn age 70-1/2. You may be able to delay the start of required minimum distributions for all or part of your account balance until after age 70-1/2, as follows:

o For 403(b) plan participants who have not retired from service with the employer maintaining the 403(b) plan by the calendar year the participant turns age 70-1/2, the required beginning date for minimum distributions is extended to April 1 following the calendar year of retirement.

o 403(b) plan participants may also delay the start of required minimum distributions to age 75 for the portion of their account value attributable to their December 31, 1986 TSA contract account balance, even if retired at age 70-1/2. We will know whether or not you qualify for this exception because it only applies to individuals who established their Accumulator(R) Plus(SM) Rollover TSA contract by direct Revenue Ruling 90-24 transfer prior to September 25, 2007, or by a contract exchange or a plan-to-plan exchange approved under the employer's plan after that date. If you do not give us the amount of your December 31, 1986, account balance that is being transferred to the Accumulator(R) Plus(SM) Rollover TSA contract on the form used to establish the TSA contract, you do not qualify.


SPOUSAL CONSENT RULES

Your employer will tell us on the form used to establish the TSA contract whether or not you need to get spousal consent for loans, withdrawals or other distributions. If you do, you will need such consent if you are married when you request a withdrawal under the TSA contract. In addition, unless you elect otherwise with the written consent of your spouse, the retirement benefits payable under the plan must be paid in the form of a qualified joint and survivor annuity. A qualified joint and survivor annuity is payable for the life of the annuitant with a survivor annuity for the life of the spouse in an amount not less than one-half of the amount payable to the annuitant during his or her lifetime. In addition, if you are married, the beneficiary must be your spouse, unless your spouse consents in writing to the designation of another beneficiary.

If you are married and you die before annuity payments have begun, payments will be made to your surviving spouse in the form of a life annuity unless at the time of your death a contrary election was in effect. However, your surviving spouse may elect, before payments begin, to receive payments in any form permitted under the terms of the TSA contract and the plan of the employer who provided the funds for the TSA contract.


EARLY DISTRIBUTION PENALTY TAX

A penalty tax of 10% of the taxable portion of a distribution applies to distributions from a TSA contract before you reach age 59-1/2. This is in addition to any income tax. There are exceptions to the extra penalty tax. Some of the available exceptions to the pre-age 59-1/2 penalty tax include distributions made:

o    on or after your death; or

o    because you are disabled (special federal income tax definition); or

o to pay for certain extraordinary medical expenses (special federal income tax definition); or

o in any form of payout after you have separated from service (only if the separation occurs during or after the calendar year you reach age 55); or

o in a payout in the form of substantially equal periodic payments made at least annually over your life (or your life expectancy), or over the joint lives of you and your beneficiary (or your joint life expectancies) using an IRS-approved distribution method (only after you have separated from service at any age).


FEDERAL AND STATE INCOME TAX WITHHOLDING AND INFORMATION REPORTING

We must withhold federal income tax from distributions from annuity contracts. You may be able to elect out of this income tax withholding in some cases. Generally, we do not have to withhold if your distributions are not taxable. The rate of withholding will depend on the type of distribution and, in certain cases, the amount of your distribution. Any income tax withheld is a credit against your income tax liability. If you do not have sufficient income tax withheld or do not make sufficient estimated income tax payments, you may incur penalties under the estimated income tax rules.

You must file your request not to withhold in writing before the payment or distribution is made. Our processing office will provide forms for this purpose. You cannot elect out of withholding unless you provide us with your correct Taxpayer Identification Number and a United States residence address. You cannot elect out of withholding if we are sending the payment out of the United States.

You should note the following special situations:

o We might have to withhold and/or report on amounts we pay under a free look or cancellation.

o We are generally required to withhold on conversion rollovers of traditional IRAs to Roth IRAs, as it is considered a withdrawal from the traditional IRA and is taxable.


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o We are required to withhold on the gross amount of a distribution from a Roth IRA to the extent it is reasonable for us to believe that a distribution is includable in your gross income. This may result in tax being withheld even though the Roth IRA distribution is ultimately not taxable. You can elect out of withholding as described below.

Special withholding rules apply to foreign recipients and United States citizens residing outside the United States. We do not discuss these rules here in detail. However we may require additional documentation in the case of payments made to non United States persons and United States persons living abroad prior to processing any requested transaction.

Certain states have indicated that state income tax withholding will also apply to payments from the contracts made to residents. Generally, an election out of federal withholding will also be considered an election out of state withholding. In some states, you may elect out of state withholding, even if federal withholding applies. If you need more information concerning a particular state or any required forms, call our processing office at the toll-free number.

FEDERAL INCOME TAX WITHHOLDING ON PERIODIC ANNUITY PAYMENTS

Federal tax rules require payers to withhold differently on "periodic" and "non-periodic" payments. Payers are to withhold from periodic annuity payments as if the payments were wages. The annuity contract owner is to specify marital status and the number of withholding exemptions claimed on an IRS Form W-4P or similar substitute election form. If the owner does not claim a different number of withholding exemptions or marital status, the payer is to withhold assuming that the owner is married and claiming three withholding exemptions. Based on the assumption that an annuity contract owner is married and claiming three withholding exemptions, periodic annuity payments totaling less than $19,200 in 2009 will generally be exempt from federal income tax withholding. If the owner does not provide the owner's correct Taxpayer Identification Number a payer is to withhold from periodic annuity payments as if the owner were single with no exemptions.

A contract owner's withholding election remains effective unless and until the owner revokes it. The contract owner may revoke or change a withholding election at any time.

FEDERAL INCOME TAX WITHHOLDING ON NON-PERIODIC ANNUITY PAYMENTS (WITHDRAWALS).


Non-periodic distributions include partial withdrawals, total surrenders and death benefits. Payers generally withhold federal income tax at a flat 10% rate from (i) the taxable amount in the case of nonqualified contracts, and (ii) the payment amount in the case of traditional IRAs and Roth IRAs, where it is reasonable to assume an amount is includable in gross income.

As described below, there is no election out of federal income tax withholding if the payment is an eligible rollover distribution from a qualified plan or TSA. If a non-periodic distribution from a qualified plan or TSA is not an eligible rollover distribution then election out is permitted. If there is no election out, the 10% withholding rate applies.

MANDATORY WITHHOLDING FROM TSA AND QUALIFIED PLAN DISTRIBUTIONS

Unless the distribution is directly rolled over to another eligible retirement plan, eligible rollover distributions from qualified plans and TSAs are subject to mandatory 20% withholding. The plan administrator is responsible for withholding from qualified plan distributions. All distributions from a TSA or qualified plan are eligible rollover distributions unless they are on the following list of exceptions:

o any distributions which are required minimum distributions after age 70-1/2 or retirement from service with the employer; or

o substantially equal periodic payments made at least annually for the life (or life expectancy) or the joint lives (or joint life expectancies) of the plan participant (and designated beneficiary); or

o substantially equal periodic payments made for a specified period of 10 years or more; or

o    hardship withdrawals; or

o    corrective distributions that fit specified technical tax rules; or

o    loans that are treated as distributions; or

o a death benefit payment to a beneficiary who is not the plan participant's surviving spouse; or

o a qualified domestic relations order distribution to a beneficiary who is not the plan participant's current spouse or former spouse.

A death benefit payment to the plan participant's surviving spouse, or a qualified domestic relations order distribution to the plan participant's current or former spouse may be a distribution subject to mandatory 20% withholding.


SPECIAL RULES FOR CONTRACTS FUNDING QUALIFIED PLANS

The trustee is responsible for making all required notifications on tax matters to plan participants and to the IRS. See Appendix II at the end of this Prospectus.


IMPACT OF TAXES TO AXA EQUITABLE

The contracts provide that we may charge Separate Account No. 49 for taxes. We do not now, but may in the future set up reserves for such taxes.


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8. More information


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ABOUT SEPARATE ACCOUNT NO. 49


Each variable investment option is a subaccount of Separate Account No. 49. We established Separate Account No. 49 in 1996 under special provisions of the New York Insurance Law. These provisions prevent creditors from any other business we conduct from reaching the assets we hold in our variable investment options for owners of our variable annuity contracts. We are the legal owner of all of the assets in Separate Account No. 49 and may withdraw any amounts that exceed our reserves and other liabilities with respect to variable investment options under our contracts. For example, we may withdraw amounts from Separate Account No. 49 that represent our investments in Separate Account No. 49 or that represent fees and charges under the contracts that we have earned. Also, we may, at our sole discretion, invest Separate Account No. 49 assets in any investment permitted by applicable law. The results of the Separate Account's operations are accounted for without regard to AXA Equitable's other operations. The amount of some of our obligations under the contracts is based on the assets in Separate Account No. 49. However, the obligations themselves are obligations of AXA Equitable.


Separate Account No. 49 is registered under the Investment Company Act of 1940 and is registered and classified under that act as a "unit investment trust." The SEC, however, does not manage or supervise AXA Equitable or Separate Account No. 49. Although Separate Account No. 49 is registered, the SEC does not monitor the activity of Separate Account No. 49 on a daily basis. AXA Equitable is not required to register, and is not registered, as an investment company under the Investment Company Act of 1940.

Each subaccount (variable investment option) within Separate Account No. 49 invests solely in class IB/B shares issued by the corresponding Portfolio of its Trust.

We reserve the right subject to compliance with laws that apply:


(1) to add variable investment options to, or to remove variable investment options from Separate Account No. 49, or to add other separate accounts;

(2)  to combine any two or more variable investment options;

(3) to transfer the assets we determine to be the shares of the class of contracts to which the contracts belong from any variable investment option to another variable investment option;

(4) to operate Separate Account No. 49 or any variable investment option as a management investment company under the Investment Company Act of 1940 (in which case, charges and expenses that otherwise would be assessed against an underlying mutual fund would be assessed against Separate Account No. 49 or a variable investment option directly);

(5) to deregister Separate Account No. 49 under the Investment Company Act of 1940;

(6)  to restrict or eliminate any voting rights as to Separate Account No. 49;
     and

(7) to cause one or more variable investment options to invest some or all of their assets in one or more other trusts or investment companies.

If the exercise of these rights results in a material change in the underlying investment of Separate Account No. 49, you will be notified of such exercise, as required by law.


Any change in the contract must be in writing and made by our authorized officer. We will provide notice of any contract change.


ABOUT THE TRUSTS

The Trusts are registered under the Investment Company Act of 1940. They are classified as "open-end management investment companies," more commonly called mutual funds. Each Trust issues different shares relating to each Portfolio.

The Trusts do not impose sales charges or "loads" for buying and selling their shares. All dividends and other distributions on the Trusts' shares are reinvested in full. The Board of Trustees of each Trust may establish additional Portfolios or eliminate existing Portfolios at any time. More detailed information about each Trust, its Portfolio investment objectives, policies, restrictions, risks, expenses, its Rule 12b-1 Plan, and other aspects of its operations, appears in the prospectuses for each Trust, which generally accompany this Prospectus, or in their respective SAIs which are available upon request.


ABOUT THE GENERAL ACCOUNT


Our general obligations and any guaranteed benefits under the contract are supported by AXA Equitable's general account and are subject to AXA Equitable's claims paying ability. For more information about AXA Equitable's financial strength, you may review its financial statements and/or check its current rating with one or more of the independent sources that rate insurance companies for their financial strength and stability. Such ratings are subject to change and have no bearing on the performance of the variable investment options. You may also speak with your financial representative.


The general account is subject to regulation and supervision by the Insurance Department of the State of New York and to the insurance laws and regulations of all jurisdictions where we are authorized to do business. Interests under the contracts in the general account have not been registered and are not required to be registered under the Securities Act of 1933 because of exemptions and exclusionary provisions that apply. The general account is not required to register as an investment company under the Investment Company Act of 1940 and it is not registered as an investment company under the Investment Company Act of 1940. The contract is a "covered security" under the federal securities laws.


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We have been advised that the staff of the SEC has not reviewed the portions of this prospectus that relate to the general account. The disclosure with regard to the general account, however, may be subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.


ABOUT OTHER METHODS OF PAYMENT


WIRE TRANSMITTALS AND ELECTRONIC APPLICATIONS

We accept initial and subsequent contributions sent by wire to our processing office by agreement with certain broker-dealers. Such transmittals must be accompanied by information we require to allocate your contribution. Wire orders not accompanied by complete information may be retained as described under "How you can make your contributions" under "Contract features and benefits" earlier in this Prospectus.

Even if we accept the wire order and essential information, a contract generally will not be issued until we receive and accept a properly completed application. In certain cases we may issue a contract based on information provided through certain broker-dealers with which we have established electronic facilities. In any such cases, you must sign our Acknowledgement of Receipt form.

Where we require a signed application, the above procedures do not apply and no financial transactions will be permitted until we receive the signed application and have issued the contract. Where we issue a contract based on information provided through electronic facilities, we require an Acknowledgement of Receipt form, and financial transactions are only permitted if you request them in writing, sign the request and have it signature guaranteed, until we receive the signed Acknowledgement of Receipt form. After your contract has been issued, additional contributions may be transmitted by wire.

In general, the transaction date for electronic transmissions is the date on which we receive at our regular processing office all required information and the funds due for your contribution. We may also establish same-day electronic processing facilities with a broker-dealer that has undertaken to pay contribution amounts on behalf of its customers. In such cases, the transaction date for properly processed orders is the business day on which the broker-dealer inputs all required information into its electronic processing system. You can contact us to find out more about such arrangements.

After your contract has been issued, additional contributions may be transmitted by wire.


DATES AND PRICES AT WHICH CONTRACT EVENTS OCCUR

We describe below the general rules for when, and at what prices, events under your contract will occur. Other portions of this Prospectus describe circumstances that may cause exceptions. We generally do not repeat those exceptions below.


BUSINESS DAY

Our "business day" is generally any day the New York Stock Exchange ("NYSE") is open for regular trading and generally ends at 4:00 p.m. Eastern Time (or as of an earlier close of regular trading). A business day does not include a day on which we are not open due to emergency conditions determined by the Securities and Exchange Commission. We may also close early due to such emergency conditions. Contributions will be applied and any other transaction requests will be processed when they are received along with all the required information unless another date applies as indicated below.

o If your contribution, transfer or any other transaction request containing all the required information reaches us on any of the following, we will use the next business day:

         - on a non-business day;
         - after 4:00 p.m. Eastern Time on a business day; or
         - after an early close of regular trading on the NYSE on a business day.

o A loan request under your Rollover TSA contract will be processed on the first business day of the month following the date on which the properly completed loan request form is received.

o If your transaction is set to occur on the same day of the month as the contract date and that date is the 29th, 30th or 31st of the month, then the transaction will occur on the 1st day of the next month.

o When a charge is to be deducted on a contract date anniversary that is a non-business day, we will deduct the charge on the next business day.

o If we have entered into an agreement with your broker-dealer for automated processing of contributions upon receipt of customer order, your contribution will be considered received at the time your broker-dealer receives your contribution and all information needed to process your application, along with any required documents. Your broker-dealer will then transmit your order to us in accordance with our processing procedures. However, in such cases, your broker-dealer is considered a processing office for the purpose of receiving the contribution. Such arrangements may apply to initial contributions, subsequent contributions, or both, and may be commenced or terminated at any time without prior notice. If required by law, the "closing time" for such orders will be earlier than 4:00 p.m., Eastern Time.


CONTRIBUTIONS, CREDITS, AND TRANSFERS

o Contributions and credits allocated to the variable investment options are invested at the unit value next determined after the receipt of the contribution.

o Contributions and credits allocated to the guaranteed interest option will receive the crediting rate in effect on that business day for the specified time period.

o Transfers to or from variable investment options will be made at the unit value next determined after receipt of the transfer request.

o Transfers to the guaranteed interest option will receive the crediting rate in effect on that business day for the specified time period.

o For the interest sweep option, the first monthly transfer will occur on the last business day of the month following the month that we receive your election form at our processing office.


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ABOUT YOUR VOTING RIGHTS

As the owner of the shares of the Trusts we have the right to vote on certain matters involving the Portfolios, such as:

o    the election of trustees;

o the formal approval of independent public accounting firms selected for each Trust; or

o any other matters described in the prospectus for each Trust or requiring a shareholders' vote under the Investment Company Act of 1940.

We will give contract owners the opportunity to instruct us how to vote the number of shares attributable to their contracts if a shareholder vote is taken. If we do not receive instructions in time from all contract owners, we will vote the shares of a Portfolio for which no instructions have been received in the same proportion as we vote shares of that Portfolio for which we have received instructions. We will also vote any shares that we are entitled to vote directly because of amounts we have in a Portfolio in the same proportions that contract owners vote.

The Trusts sell their shares to AXA Equitable separate accounts in connection with AXA Equitable's variable annuity and/or life insurance products, and to separate accounts of insurance companies, both affiliated and unaffiliated with AXA Equitable. AXA Premier VIP Trust and EQ Advisors Trust also sell their shares to the trustee of a qualified plan for AXA Equitable. We currently do not foresee any disadvantages to our contract owners arising out of these arrangements. However, the Board of Trustees or Directors of each Trust intends to monitor events to identify any material irreconcilable conflicts that may arise and to determine what action, if any, should be taken in response. If we believe that a Board's response insufficiently protects our contract owners, we will see to it that appropriate action is taken to do so.


SEPARATE ACCOUNT NO. 49 VOTING RIGHTS

If actions relating to the Separate Account require contract owner approval, contract owners will be entitled to one vote for each unit they have in the variable investment options. Each contract owner who has elected a variable annuity payout option may cast the number of votes equal to the dollar amount of reserves we are holding for that annuity in a variable investment option divided by the annuity unit value for that option. We will cast votes attributable to any amounts we have in the variable investment options in the same proportion as votes cast by contract owners.


CHANGES IN APPLICABLE LAW

The voting rights we describe in this Prospectus are created under applicable federal securities laws. To the extent that those laws or the regulations published under those laws eliminate the necessity to submit matters for approval by persons having voting rights in separate accounts of insurance companies, we reserve the right to proceed in accordance with those laws or regulations.


STATUTORY COMPLIANCE


We have the right to change your contract without the consent of any other person in order to comply with any laws and regulations that apply, including but not limited to changes in the Internal Revenue Code, in Treasury Regulations or in published rulings of the Internal Revenue Service and in Department of Labor regulations.

Any change in your contract must be in writing and made by an authorized officer of AXA Equitable. We will provide notice of any contract change.

The benefits under your contract will not be less than the minimum benefits required by any state law that applies.



ABOUT LEGAL PROCEEDINGS

AXA Equitable and its affiliates are parties to various legal proceedings. In our view, none of these proceedings would be considered material with respect to a contract owner's interest in Separate Account No. 49, nor would any of these proceedings be likely to have a material adverse effect upon the Separate Account, our ability to meet our obligations under the contracts, or the distribution of the contracts.


FINANCIAL STATEMENTS

The financial statements of Separate Account No. 49, as well as the consolidated financial statements of AXA Equitable, are in the SAI.


The financial statements of AXA Equitable have relevance to the contracts only to the extent that they bear upon the ability of AXA Equitable to meet its obligations under the contracts. The SAI is available free of charge. You may request one by writing to our processing office or calling 1-800-789-7771.



TRANSFERS OF OWNERSHIP, COLLATERAL ASSIGNMENTS, LOANS AND BORROWING

You can transfer ownership of an NQ contract at any time before annuity payments begin. We will continue to treat you as the owner until we receive written notification of any change at our processing office.

If the Guaranteed minimum death benefit, Guaranteed minimum income benefit, the Earnings enhancement benefit, and/or the Guaranteed withdrawal benefit for life ("Benefit") is in effect, generally the Benefit will automatically terminate if you change ownership of the contract or if you assign the owner's right to change the beneficiary or person to whom annuity payments will be made. The Benefit will not terminate if the ownership of the contract is transferred from a non-natural owner to an individual but the contract will continue to be based on the annuitant's life. The Benefit will also not terminate if you transfer your individually-owned contract to a trust held for your (or your and your immediate family's) benefit; the Benefit will continue to be based on your life. If you were not the annuitant under the individually-owned contract, you will become the annuitant under the new contract. Please speak with your financial professional for further information.

See Appendix VI later in this Prospectus for any state variations with regard to terminating any benefits under your contract.

You cannot assign or transfer ownership of a traditional IRA, Roth IRA, QP or Rollover TSA contract except by surrender to us. If your individual retirement annuity contract is held in your custodial individual


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retirement account, you may only assign or transfer ownership of such an IRA contract to yourself. Loans are not available and you cannot assign traditional IRA, Roth IRA and QP contracts as security for a loan or other obligation. Loans are available under a Rollover TSA contract only if permitted under the sponsoring employer's plan.

For limited transfers of ownership after the owner's death see "Beneficiary continuation option" in "Payment of death benefit" earlier in this Prospectus. You may direct the transfer of the values under your Rollover IRA, Roth IRA, QP or Rollover TSA contract to another similar arrangement under federal income tax rules. In the case of such a transfer, we will impose a withdrawal charge, if one applies.

Loans are not available under your NQ contract.


In certain circumstances, you may collaterally assign all or a portion of the value of your NQ contract as security for a loan with a third party lender. The terms of the assignment are subject to our approval. The amount of the assignment may never exceed your account value on the day prior to the date we receive all necessary paperwork to effect the assignment. Only one assignment per contract is permitted, and any such assignment must be made prior to the first contract date anniversary. You must indicate that you have not purchased, and will not purchase, any other AXA Equitable (or affiliate's) NQ deferred annuity contract in the same calendar year that you purchase the contract.


A collateral assignment does not terminate your benefits under the contract. However, all withdrawals, distributions and benefit payments, as well as the exercise of any benefits, are subject to the assignee's prior approval and payment directions. We will follow such directions until AXA Equitable receives written notification satisfactory to us that the assignment has been terminated. If the owner or beneficiary fails to provide timely notification of the termination, it is possible that we could pay the assignee more than the amount of the assignment, or continue paying the assignee pursuant to existing directions after the collateral assignment has in fact been terminated. Our payment of any death benefit to the beneficiary will also be subject to the terms of the assignment until we receive written notification satisfactory to us that the assignment has been terminated.

In some cases, an assignment or change of ownership may have adverse tax consequences. See "Tax information" earlier in this Prospectus.


ABOUT CUSTODIAL IRAS

For certain custodial IRA accounts, after your contract has been issued, we may accept transfer instructions by telephone, mail, facsimile or electronically from a broker-dealer, provided that we or your broker-dealer have your written authorization to do so on file. Accordingly, AXA Equitable will rely on the stated identity of the person placing instructions as authorized to do so on your behalf. AXA Equitable will not be liable for any claim, loss, liability or expenses that may arise out of such instructions. AXA Equitable will continue to rely on this authorization until it receives your written notification at its processing office that you have withdrawn this authorization. AXA Equitable may change or terminate telephone or electronic or overnight mail transfer procedures at any time without prior written notice and restrict facsimile, internet, telephone and other electronic transfer services because of disruptive transfer activity.

DISTRIBUTION OF THE CONTRACTS

The contracts are distributed by both AXA Advisors, LLC ("AXA Advisors") and AXA Distributors, LLC ("AXA Distributors") (together, the "Distributors"). The Distributors serve as principal underwriters of Separate Account No. 49. The offering of the contracts is intended to be continuous.

AXA Advisors is an affiliate of AXA Equitable, and AXA Distributors is an indirect wholly owned subsidiary of AXA Equitable. The Distributors are under the common control of AXA Financial, Inc. Their principal business address is 1290 Avenue of the Americas, New York, NY 10104. The Distributors are registered with the SEC as broker-dealers and are members of the Financial Industry Regulatory Authority ("FINRA"). Both broker-dealers also act as distributors for other AXA Equitable life and annuity products.

The contracts are sold by financial professionals of AXA Advisors and its affiliates. The contracts are also sold by financial professionals of both affiliated and unaffiliated broker-dealers that have entered into selling agreements with the Distributors ("Selling broker-dealers").

AXA Equitable pays compensation to both Distributors based on contracts sold.

Compensation paid to AXA Advisors is based on contributions made on the contracts sold through AXA Advisors ("contribution-based compensation") and will generally not exceed 8.50% of total contributions. AXA Advisors, in turn, may pay a portion of the contribution-based compensation received from AXA Equitable on the sale of a contract to the AXA Advisors financial professional and/or Selling broker-dealer making the sale. In some instances, a financial professional or Selling broker-dealer may elect to receive reduced contribution-based compensation on a contract in combination with ongoing annual compensation of up to 0.60% of the account value of the contract sold ("asset-based compensation"). Total compensation paid to a financial professional or a Selling broker-dealer electing to receive both contribution-based and asset-based compensation could over time exceed the total compensation that would otherwise be paid on the basis of contributions alone. The contribution-based and asset-based compensation paid by AXA Advisors varies among financial professionals and among Selling broker-dealers.

Contribution-based compensation paid by AXA Equitable to AXA Distributors on sales of AXA Equitable contracts by its Selling broker-dealers will generally not exceed 6.75% of the total contributions made under the contracts. AXA Distributors, in turn, pays the contribution-based compensation it receives on the sale of a contract to the Selling broker-dealer making the sale. In some instances, the Selling broker-dealer may elect to receive reduced contribution-based compensation on the sale of a contract in combination with annual asset-based compensation of up to 1.25% of contract account value. If a Selling broker-dealer elects to receive reduced contribution-based compensation on a contract, the contribution-based compensation which AXA Equitable pays to AXA Distributors will be reduced by the same amount and AXA Equitable will pay AXA Distributors asset-based compensation on the contract equal to the asset-based

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compensation which AXA Distributors pays to the Selling broker-dealer. Total compensation paid to a Selling broker-dealer electing to receive both contribution-based and asset-based compensation could over time exceed the total compensation that would otherwise be paid on the basis of contributions alone. The contribution-based and asset-based compensation paid by AXA Distributors varies among Selling broker-dealers. AXA Distributors also receives compensation and reimbursement for its marketing services under the terms of its distribution agreement with AXA Equitable.

The Distributors may pay certain affiliated and/or unaffiliated Selling broker-dealers and other financial intermediaries additional compensation in recognition of certain expenses that may be incurred by them or on their behalf. The Distributors may also pay certain broker-dealers or other financial intermediaries additional compensation for enhanced marketing opportunities and other services (commonly referred to as "marketing allowances"). Services for which such payments are made may include, but are not limited to, the preferred placement of AXA Equitable and/or Accumulator(R) Plus(SM) on a company and/or product list; sales personnel training; product training; business reporting; technological support; due diligence and related costs; advertising, marketing and related services; conferences; and\or other support services, including some that may benefit the contract owner. Payments may be based on the amount of assets or purchase payments attributable to contracts sold through a Selling broker-dealer or such payments may be a fixed amount. The Distributors may also make fixed payments to Selling broker-dealers in connection with the initiation of a new relationship or the introduction of a new product. These payments may serve as an incentive for Selling broker-dealers to promote the sale of particular products. Additionally, as an incentive for financial professionals of Selling broker-dealers to promote the sale of AXA Equitable products, the Distributors may increase the sales compensation paid to the Selling broker-dealer for a period of time (commonly referred to as "compensation enhancements"). Marketing allowances and sales incentives are made out of the Distributors' assets. Not all Selling broker-dealers receive these kinds of payments. For more information about any such arrangements, ask your financial professional.

The Distributors receive 12b-1 fees from certain portfolios for providing certain distribution and/or shareholder support services. The Distributors or their affiliates may also receive payments from the advisers of the portfolios or their affiliates to help defray expenses for sales meetings or seminar sponsorships that may relate to the contracts and/or the advisers' respective portfolios.

In an effort to promote the sale of our products, AXA Advisors may provide its financial professionals and managerial personnel with a higher percentage of sales commissions and/or cash compensation for the sale of an affiliated variable product than it would the sale of an unaffiliated product. Such practice is known as providing "differential compensation." In addition, managerial personnel may receive expense reimbursements, marketing allowances and commission-based payments known as "overrides." Certain components of the compensation of financial professionals who are managers are based on the sale of affiliated variable products. Managers earn higher compensation (and credits toward awards and bonuses) if those they manage sell more affiliated variable products. AXA Advisors may provide other forms of compensation to its financial professionals, including health and retirement benefits. For tax reasons, AXA Advisors financial professionals qualify for health and retirement benefits based solely on their sales of our affiliated products.

These payments and differential compensation (together, the "payments") can vary in amount based on the applicable product and/or entity or individual involved. As with any incentive, such payments may cause the financial professional to show preference in recommending the purchase or sale of AXA Equitable products. However, under applicable rules of the FINRA, AXA Advisors may only recommend to you products that they reasonably believe are suitable for you based on facts that you have disclosed as to your other security holdings, financial situation and needs. In making any recommendation, financial professionals of AXA Advisors may nonetheless face conflicts of interest because of the differences in compensation from one product category to another, and because of differences in compensation between products in the same category.

In addition, AXA Advisors may offer sales incentive programs to financial professionals who meet specified production levels for the sale of both affiliated and unaffiliated products which provide non-cash compensation such as stock options awards and/or stock appreciation rights, expense-paid trips, expense-paid educational seminars and merchandise.

Although AXA Equitable takes all of its costs into account in establishing the level of fees and expenses in its products, any contribution-based and asset-based compensation paid by AXA Equitable to the Distributors will not result in any separate charge to you under your contract. All payments made will be in compliance with all applicable FINRA rules and other laws and regulations.


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Appendix I: Condensed financial information

--------------------------------------------------------------------------------

The unit values and number of units outstanding shown below are for contracts offered under Separate Account No. 49 with the same daily asset charges of 1.55%.


   UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE INVESTMENT OPTION, EXCEPT FOR THOSE
        OPTIONS BEING OFFERED FOR THE FIRST TIME AT THE DAILY ASSET CHARGE OF 1.55% AFTER DECEMBER 31, 2008


------------------------------------------------------------------------------------------------------------------
                                                                                               For the years
                                                                                            ending December 31,
                                                                                            --------------------
                                                                                              2008         2007
------------------------------------------------------------------------------------------------------------------
EQ/AllianceBernstein Common Stock
------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                 $ 141.42     $ 255.59
------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                             423          392
------------------------------------------------------------------------------------------------------------------
EQ/AllianceBernstein Intermediate Government Securities
------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                 $  19.69     $  19.30
------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                           2,058          813
------------------------------------------------------------------------------------------------------------------
EQ/AllianceBernstein International
------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                 $   9.60     $  19.79
------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                           6,749        5,611
------------------------------------------------------------------------------------------------------------------
EQ/AllianceBernstein Small Cap Growth
------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                 $  11.15     $  20.47
------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                           2,766        2,301
------------------------------------------------------------------------------------------------------------------
EQ/BlackRock Basic Value Equity
------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                 $  14.75     $  23.62
------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                           3,421        2,381
------------------------------------------------------------------------------------------------------------------
EQ/BlackRock International Value
------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                 $  13.67     $  24.36
------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                           5,347        4,881
------------------------------------------------------------------------------------------------------------------
EQ/Boston Advisors Equity Income
------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                 $   4.54     $   6.81
------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                           3,897        2,391
------------------------------------------------------------------------------------------------------------------
EQ/Calvert Socially Responsible
------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                 $   5.30     $   9.83
------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                             636          349
------------------------------------------------------------------------------------------------------------------
EQ/Capital Guardian Growth
------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                 $   7.83     $  13.35
------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                           3,107        3,136
------------------------------------------------------------------------------------------------------------------
EQ/Capital Guardian Research
------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                 $   7.65     $  12.88
------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                           6,117        7,563
------------------------------------------------------------------------------------------------------------------
EQ/Davis New York Venture
------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                 $   6.63     $  11.07
------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                           5,304        3,797
------------------------------------------------------------------------------------------------------------------
EQ/Equity 500 Index
------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                 $  18.62     $  30.17
------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                           4,288        4,204
------------------------------------------------------------------------------------------------------------------
EQ/Evergreen Omega
------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                 $   6.86     $   9.62
------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                           1,482        1,089
------------------------------------------------------------------------------------------------------------------
EQ/Franklin Small Cap Value
------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                 $   6.38     $   9.73
------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                           1,829          936
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                                                                              For the years ending December 31,
                                                                                            ----------------------------------------
                                                                                              2006         2005         2004
------------------------------------------------------------------------------------------------------------------------------------
EQ/AllianceBernstein Common Stock
------------------------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                 $ 250.91     $ 230.23     $ 224.21
------------------------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                             361          370          430
------------------------------------------------------------------------------------------------------------------------------------
EQ/AllianceBernstein Intermediate Government Securities
------------------------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                 $  18.35     $  18.07     $  18.13
------------------------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                             747          873        1,061
------------------------------------------------------------------------------------------------------------------------------------
EQ/AllianceBernstein International
------------------------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                 $  17.99     $  14.79     $  13.03
------------------------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                           1,983        1,000        1,008
------------------------------------------------------------------------------------------------------------------------------------
EQ/AllianceBernstein Small Cap Growth
------------------------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                 $  17.82     $  16.60     $  15.12
------------------------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                           1,922        1,979        2,313
------------------------------------------------------------------------------------------------------------------------------------
EQ/BlackRock Basic Value Equity
------------------------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                 $  23.71     $  19.92     $  19.65
------------------------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                           1,301        1,147        1,430
------------------------------------------------------------------------------------------------------------------------------------
EQ/BlackRock International Value
------------------------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                 $  22.46     $  18.15     $  16.63
------------------------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                           3,580        3,145        3,356
------------------------------------------------------------------------------------------------------------------------------------
EQ/Boston Advisors Equity Income
------------------------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                 $   6.67     $   5.84     $   5.59
------------------------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                           1,207          536          306
------------------------------------------------------------------------------------------------------------------------------------
EQ/Calvert Socially Responsible
------------------------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                 $   8.91     $   8.60     $   8.03
------------------------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                             147           65           88
------------------------------------------------------------------------------------------------------------------------------------
EQ/Capital Guardian Growth
------------------------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                 $  12.86     $  12.16     $  11.75
------------------------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                           2,540        2,470        2,815
------------------------------------------------------------------------------------------------------------------------------------
EQ/Capital Guardian Research
------------------------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                 $  12.87     $  11.67     $  11.18
------------------------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                           4,914        5,540        6,418
------------------------------------------------------------------------------------------------------------------------------------
EQ/Davis New York Venture
------------------------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                 $  10.84           --           --
------------------------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                             665           --           --
------------------------------------------------------------------------------------------------------------------------------------
EQ/Equity 500 Index
------------------------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                 $  29.20     $  15.77     $  25.07
------------------------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                           3,534        3,726        4,345
------------------------------------------------------------------------------------------------------------------------------------
EQ/Evergreen Omega
------------------------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                 $   8.78     $   8.42     $   8.23
------------------------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                             319          349          400
------------------------------------------------------------------------------------------------------------------------------------
EQ/Franklin Small Cap Value
------------------------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                 $  10.82           --           --
------------------------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                             153           --           --
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                                                                              For the years ending December 31,
                                                                                            ----------------------------------------
                                                                                              2003         2002         2001
------------------------------------------------------------------------------------------------------------------------------------
EQ/AllianceBernstein Common Stock
------------------------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                 $ 199.56     $ 135.53     $ 206.51
------------------------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                             484          521          499
------------------------------------------------------------------------------------------------------------------------------------
EQ/AllianceBernstein Intermediate Government Securities
------------------------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                 $  18.07     $  17.97     $  16.81
------------------------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                           1,357        1,226           --
------------------------------------------------------------------------------------------------------------------------------------
EQ/AllianceBernstein International
------------------------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                 $  11.20     $   8.42     $   9.51
------------------------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                           1,052          135           --
------------------------------------------------------------------------------------------------------------------------------------
EQ/AllianceBernstein Small Cap Growth
------------------------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                 $  13.48     $   9.71     $  14.14
------------------------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                           2,809        3,037        2,971
------------------------------------------------------------------------------------------------------------------------------------
EQ/BlackRock Basic Value Equity
------------------------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                 $  18.05     $  13.98     $  17.04
------------------------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                           1,339        1,334        1,071
------------------------------------------------------------------------------------------------------------------------------------
EQ/BlackRock International Value
------------------------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                 $  13.89     $  11.02     $  13.42
------------------------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                           3,673        4,227        4,268
------------------------------------------------------------------------------------------------------------------------------------
EQ/Boston Advisors Equity Income
------------------------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                       --           --           --
------------------------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                              --           --           --
------------------------------------------------------------------------------------------------------------------------------------
EQ/Calvert Socially Responsible
------------------------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                 $   7.87     $   6.25     $   8.63
------------------------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                             101           79           19
------------------------------------------------------------------------------------------------------------------------------------
EQ/Capital Guardian Growth
------------------------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                       --           --           --
------------------------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                              --           --           --
------------------------------------------------------------------------------------------------------------------------------------
EQ/Capital Guardian Research
------------------------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                 $  10.23     $   7.91     $  10.66
------------------------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                           6,957        7,543        2,052
------------------------------------------------------------------------------------------------------------------------------------
EQ/Davis New York Venture
------------------------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                       --           --           --
------------------------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                              --           --           --
------------------------------------------------------------------------------------------------------------------------------------
EQ/Equity 500 Index
------------------------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                 $  23.10     $  18.36     $  24.03
------------------------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                           4,750        5,020        4,534
------------------------------------------------------------------------------------------------------------------------------------
EQ/Evergreen Omega
------------------------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                 $   7.80     $   5.74     $   7.67
------------------------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                             500          378          182
------------------------------------------------------------------------------------------------------------------------------------
EQ/Franklin Small Cap Value
------------------------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                       --           --           --
------------------------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                              --           --           --
------------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------
                                                                                              For
                                                                                           the years
                                                                                             ending
                                                                                           December 31,
--------------------------------------------------------------------------------------------------------
                                                                                              2000
--------------------------------------------------------------------------------------------------------
EQ/AllianceBernstein Common Stock
--------------------------------------------------------------------------------------------------------
 Unit value                                                                                 $ 235.03
--------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                             204
--------------------------------------------------------------------------------------------------------
EQ/AllianceBernstein Intermediate Government Securities
--------------------------------------------------------------------------------------------------------
 Unit value                                                                                 $  15.83
--------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                              --
--------------------------------------------------------------------------------------------------------
EQ/AllianceBernstein International
--------------------------------------------------------------------------------------------------------
 Unit value                                                                                 $  12.60
--------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                              --
--------------------------------------------------------------------------------------------------------
EQ/AllianceBernstein Small Cap Growth
--------------------------------------------------------------------------------------------------------
 Unit value                                                                                 $  16.56
--------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                           1,248
--------------------------------------------------------------------------------------------------------
EQ/BlackRock Basic Value Equity
--------------------------------------------------------------------------------------------------------
 Unit value                                                                                 $  16.40
--------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                             299
--------------------------------------------------------------------------------------------------------
EQ/BlackRock International Value
--------------------------------------------------------------------------------------------------------
 Unit value                                                                                 $  17.37
--------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                           2,110
--------------------------------------------------------------------------------------------------------
EQ/Boston Advisors Equity Income
--------------------------------------------------------------------------------------------------------
 Unit value                                                                                       --
--------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                              --
--------------------------------------------------------------------------------------------------------
EQ/Calvert Socially Responsible
--------------------------------------------------------------------------------------------------------
 Unit value                                                                                       --
--------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                              --
--------------------------------------------------------------------------------------------------------
EQ/Capital Guardian Growth
--------------------------------------------------------------------------------------------------------
 Unit value                                                                                       --
--------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                              --
--------------------------------------------------------------------------------------------------------
EQ/Capital Guardian Research
--------------------------------------------------------------------------------------------------------
 Unit value                                                                                 $  11.05
--------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                             628
--------------------------------------------------------------------------------------------------------
EQ/Davis New York Venture
--------------------------------------------------------------------------------------------------------
 Unit value                                                                                       --
--------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                              --
--------------------------------------------------------------------------------------------------------
EQ/Equity 500 Index
--------------------------------------------------------------------------------------------------------
 Unit value                                                                                 $  27.79
--------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                           1,524
--------------------------------------------------------------------------------------------------------
EQ/Evergreen Omega
--------------------------------------------------------------------------------------------------------
 Unit value                                                                                 $   9.39
--------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                              47
--------------------------------------------------------------------------------------------------------
EQ/Franklin Small Cap Value
--------------------------------------------------------------------------------------------------------
 Unit value                                                                                       --
--------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                              --
--------------------------------------------------------------------------------------------------------


                                 Appendix I: Condensed financial information A-1

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                e-delivery today at www.axa-equitable.com/green



 UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE INVESTMENT OPTION, EXCEPT FOR THOSE
OPTIONS BEING OFFERED FOR THE FIRST TIME AT THE DAILY ASSET CHARGE OF 1.55% AFTER DECEMBER 31, 2008 (CONTINUED)


---------------------------------------------------------------------------------------------------------------
                                                                                               For the years
                                                                                            ending December 31,
                                                                                           --------------------
                                                                                             2008       2007
---------------------------------------------------------------------------------------------------------------
EQ/Franklin Templeton Founding Strategy
---------------------------------------------------------------------------------------------------------------
 Unit value                                                                                $  5.90    $  9.50
---------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                        27,745     13,483
---------------------------------------------------------------------------------------------------------------
EQ/International Core PLUS
---------------------------------------------------------------------------------------------------------------
 Unit value                                                                                $  8.81    $ 16.22
---------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                         4,686      3,598
---------------------------------------------------------------------------------------------------------------
EQ/International Growth
---------------------------------------------------------------------------------------------------------------
 Unit value                                                                                $  9.55    $ 16.25
---------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                         2,704      1,865
---------------------------------------------------------------------------------------------------------------
EQ/JPMorgan Core Bond
---------------------------------------------------------------------------------------------------------------
 Unit value                                                                                $ 12.80    $ 14.28
---------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                         6,813      8,678
---------------------------------------------------------------------------------------------------------------
EQ/JPMorgan Value Opportunities
---------------------------------------------------------------------------------------------------------------
 Unit value                                                                                $  9.09    $ 15.32
---------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                         2,921      3,721
---------------------------------------------------------------------------------------------------------------
EQ/Large Cap Core PLUS
---------------------------------------------------------------------------------------------------------------
 Unit value                                                                                $  6.56    $ 10.64
---------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                         2,845      3,557
---------------------------------------------------------------------------------------------------------------
EQ/Large Cap Growth Index
---------------------------------------------------------------------------------------------------------------
 Unit value                                                                                $  4.85    $  7.72
---------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                         7,722      7,920
---------------------------------------------------------------------------------------------------------------
EQ/Large Cap Growth PLUS
---------------------------------------------------------------------------------------------------------------
 Unit value                                                                                $ 10.24    $ 16.84
---------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                         2,719      2,698
---------------------------------------------------------------------------------------------------------------
EQ/Large Cap Value Index
---------------------------------------------------------------------------------------------------------------
 Unit value                                                                                $  4.42    $ 10.36
---------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                         1,742      1,312
---------------------------------------------------------------------------------------------------------------
EQ/Large Cap Value PLUS
---------------------------------------------------------------------------------------------------------------
 Unit value                                                                                $  9.24    $ 16.56
---------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                         8,454      9,126
---------------------------------------------------------------------------------------------------------------
EQ/Lord Abbett Growth and Income
---------------------------------------------------------------------------------------------------------------
 Unit value                                                                                $  7.77    $ 12.44
---------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                         1,303      1,062
---------------------------------------------------------------------------------------------------------------
EQ/Lord Abbett Large Cap Core
---------------------------------------------------------------------------------------------------------------
 Unit value                                                                                $  8.66    $ 12.75
---------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                         1,080        497
---------------------------------------------------------------------------------------------------------------
EQ/Mid Cap Index
---------------------------------------------------------------------------------------------------------------
 Unit value                                                                                $  6.74    $ 13.50
---------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                         7,091      6,060
---------------------------------------------------------------------------------------------------------------
EQ/Mid Cap Value PLUS
---------------------------------------------------------------------------------------------------------------
 Unit value                                                                                $  9.92    $ 16.67
---------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                         3,049      3,624
---------------------------------------------------------------------------------------------------------------
EQ/Money Market
---------------------------------------------------------------------------------------------------------------
 Unit value                                                                                $ 28.93    $ 28.78
---------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                         5,634      3,506
---------------------------------------------------------------------------------------------------------------
EQ/Oppenheimer Global
---------------------------------------------------------------------------------------------------------------
 Unit value                                                                                $  6.73    $ 11.54
---------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                         2,347      1,565
---------------------------------------------------------------------------------------------------------------
EQ/Oppenheimer Main Street Opportunity
---------------------------------------------------------------------------------------------------------------
 Unit value                                                                                $  6.70    $ 11.12
---------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                           968        683
---------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
                                                                                            For the years ending December 31,
                                                                                           ----------------------------------
                                                                                             2006        2005        2004
-----------------------------------------------------------------------------------------------------------------------------
EQ/Franklin Templeton Founding Strategy
-----------------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                      --          --          --
-----------------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                             --          --          --
-----------------------------------------------------------------------------------------------------------------------------
EQ/International Core PLUS
-----------------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                 $ 14.30    $  12.18    $  10.56
-----------------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                          2,904       2,599       2,863
-----------------------------------------------------------------------------------------------------------------------------
EQ/International Growth
-----------------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                 $ 14.20    $  11.48          --
-----------------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                            310           5          --
-----------------------------------------------------------------------------------------------------------------------------
EQ/JPMorgan Core Bond
-----------------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                 $ 14.07    $  13.73    $  13.65
-----------------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                          7,950       8,015       8,979
-----------------------------------------------------------------------------------------------------------------------------
EQ/JPMorgan Value Opportunities
-----------------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                 $ 15.76    $  13.30    $  12.99
-----------------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                          4,048       4,589       5,234
-----------------------------------------------------------------------------------------------------------------------------
EQ/Large Cap Core PLUS
-----------------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                 $ 10.41    $   9.36    $   8.87
-----------------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                          4,130       4,965       5,788
-----------------------------------------------------------------------------------------------------------------------------
EQ/Large Cap Growth Index
-----------------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                 $  6.88    $   7.03    $   6.21
-----------------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                          7,569        9.117     10,421
-----------------------------------------------------------------------------------------------------------------------------
EQ/Large Cap Growth PLUS
-----------------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                 $ 14.80    $  13.94    $  12.99
-----------------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                          2,090       2,422       2,867
-----------------------------------------------------------------------------------------------------------------------------
EQ/Large Cap Value Index
-----------------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                 $ 11.19    $  10.64          --
-----------------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                            738         113          --
-----------------------------------------------------------------------------------------------------------------------------
EQ/Large Cap Value PLUS
-----------------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                 $ 17.62    $  14.75    $  14.21
-----------------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                          5,695       5,091       5,823
-----------------------------------------------------------------------------------------------------------------------------
EQ/Lord Abbett Growth and Income
-----------------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                 $ 12.21    $  10.58          --
-----------------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                            501          58          --
-----------------------------------------------------------------------------------------------------------------------------
EQ/Lord Abbett Large Cap Core
-----------------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                 $ 11.70    $  10.55          --
-----------------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                            138          45          --
-----------------------------------------------------------------------------------------------------------------------------
EQ/Mid Cap Index
-----------------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                 $ 12.70    $  11.56    $  11.04
-----------------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                          4,317       4,297       4,997
-----------------------------------------------------------------------------------------------------------------------------
EQ/Mid Cap Value PLUS
-----------------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                 $ 17.21    $  15.54    $  14.18
-----------------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                          3,215       3,279       3,574
-----------------------------------------------------------------------------------------------------------------------------
EQ/Money Market
-----------------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                 $ 27.92    $  27.14    $  26.87
-----------------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                          2,933       1,954       2,306
-----------------------------------------------------------------------------------------------------------------------------
EQ/Oppenheimer Global
-----------------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                 $ 11.09          --          --
-----------------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                            227          --          --
-----------------------------------------------------------------------------------------------------------------------------
EQ/Oppenheimer Main Street Opportunity
-----------------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                 $ 10.92          --          --
-----------------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                            158          --          --
-----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
                                                                                           For the years ending December 31,
                                                                                           ---------------------------------
                                                                                               2003       2002       2001
----------------------------------------------------------------------------------------------------------------------------
EQ/Franklin Templeton Founding Strategy
----------------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                     --         --         --
----------------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                            --         --         --
----------------------------------------------------------------------------------------------------------------------------
EQ/International Core PLUS
----------------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                $  9.44    $  7.23    $  8.65
----------------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                         2,832      2,786      2,530
----------------------------------------------------------------------------------------------------------------------------
EQ/International Growth
----------------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                     --         --         --
----------------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                            --         --         --
----------------------------------------------------------------------------------------------------------------------------
EQ/JPMorgan Core Bond
----------------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                $ 13.32    $ 13.09    $ 12.13
----------------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                        10,672     12,695      8,943
----------------------------------------------------------------------------------------------------------------------------
EQ/JPMorgan Value Opportunities
----------------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                $ 11.90    $  9.53    $ 11.97
----------------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                         6,009      6,939      6,123
----------------------------------------------------------------------------------------------------------------------------
EQ/Large Cap Core PLUS
----------------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                $  8.08    $  6.73    $  8.66
----------------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                         6,613      7,231      7,160
----------------------------------------------------------------------------------------------------------------------------
EQ/Large Cap Growth Index
----------------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                $  5.82    $  4.80    $  7.08
----------------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                        11,828     13,521     14,217
----------------------------------------------------------------------------------------------------------------------------
EQ/Large Cap Growth PLUS
----------------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                $ 11.72    $  9.20    $ 14.23
----------------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                         3,344      3,796      4,345
----------------------------------------------------------------------------------------------------------------------------
EQ/Large Cap Value Index
----------------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                     --         --         --
----------------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                            --         --         --
----------------------------------------------------------------------------------------------------------------------------
EQ/Large Cap Value PLUS
----------------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                $ 12.72    $ 10.04    $ 11.80
----------------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                         6,106      6,520      4,851
----------------------------------------------------------------------------------------------------------------------------
EQ/Lord Abbett Growth and Income
----------------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                     --         --         --
----------------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                            --         --         --
----------------------------------------------------------------------------------------------------------------------------
EQ/Lord Abbett Large Cap Core
----------------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                     --         --         --
----------------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                            --         --         --
----------------------------------------------------------------------------------------------------------------------------
EQ/Mid Cap Index
----------------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                $  9.67    $  6.84    $  8.52
----------------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                         5,343      5,392      4,418
----------------------------------------------------------------------------------------------------------------------------
EQ/Mid Cap Value PLUS
----------------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                $ 12.22    $  9.32    $ 11.09
----------------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                         3,783      4,067      3,015
----------------------------------------------------------------------------------------------------------------------------
EQ/Money Market
----------------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                $ 27.08    $ 27.35    $ 27.44
----------------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                         3,186      4,967      4,110
----------------------------------------------------------------------------------------------------------------------------
EQ/Oppenheimer Global
----------------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                     --         --         --
----------------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                            --         --         --
----------------------------------------------------------------------------------------------------------------------------
EQ/Oppenheimer Main Street Opportunity
----------------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                     --         --         --
----------------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                            --         --         --
----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------
                                                                                               For
                                                                                            the years
                                                                                             ending
                                                                                             December
                                                                                               31,
                                                                                            ---------
                                                                                               2000
-----------------------------------------------------------------------------------------------------
EQ/Franklin Templeton Founding Strategy
-----------------------------------------------------------------------------------------------------
 Unit value                                                                                      --
-----------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                             --
-----------------------------------------------------------------------------------------------------
EQ/International Core PLUS
-----------------------------------------------------------------------------------------------------
 Unit value                                                                                 $ 11.10
-----------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                          1,050
-----------------------------------------------------------------------------------------------------
EQ/International Growth
-----------------------------------------------------------------------------------------------------
 Unit value                                                                                      --
-----------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                             --
-----------------------------------------------------------------------------------------------------
EQ/JPMorgan Core Bond
-----------------------------------------------------------------------------------------------------
 Unit value                                                                                 $ 11.41
-----------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                          1,427
-----------------------------------------------------------------------------------------------------
EQ/JPMorgan Value Opportunities
-----------------------------------------------------------------------------------------------------
 Unit value                                                                                 $ 13.04
-----------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                          1,419
-----------------------------------------------------------------------------------------------------
EQ/Large Cap Core PLUS
-----------------------------------------------------------------------------------------------------
 Unit value                                                                                 $ 10.47
-----------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                          2,262
-----------------------------------------------------------------------------------------------------
EQ/Large Cap Growth Index
-----------------------------------------------------------------------------------------------------
 Unit value                                                                                 $  9.46
-----------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                          6,200
-----------------------------------------------------------------------------------------------------
EQ/Large Cap Growth PLUS
-----------------------------------------------------------------------------------------------------
 Unit value                                                                                 $ 21.92
-----------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                          2,112
-----------------------------------------------------------------------------------------------------
EQ/Large Cap Value Index
-----------------------------------------------------------------------------------------------------
 Unit value                                                                                      --
-----------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                             --
-----------------------------------------------------------------------------------------------------
EQ/Large Cap Value PLUS
-----------------------------------------------------------------------------------------------------
 Unit value                                                                                 $ 11.63
-----------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                          1,119
-----------------------------------------------------------------------------------------------------
EQ/Lord Abbett Growth and Income
-----------------------------------------------------------------------------------------------------
 Unit value                                                                                      --
-----------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                             --
-----------------------------------------------------------------------------------------------------
EQ/Lord Abbett Large Cap Core
-----------------------------------------------------------------------------------------------------
 Unit value                                                                                      --
-----------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                             --
-----------------------------------------------------------------------------------------------------
EQ/Mid Cap Index
-----------------------------------------------------------------------------------------------------
 Unit value                                                                                 $  9.99
-----------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                            609
-----------------------------------------------------------------------------------------------------
EQ/Mid Cap Value PLUS
-----------------------------------------------------------------------------------------------------
 Unit value                                                                                 $ 10.84
-----------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                            198
-----------------------------------------------------------------------------------------------------
EQ/Money Market
-----------------------------------------------------------------------------------------------------
 Unit value                                                                                 $ 26.91
-----------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                            826
-----------------------------------------------------------------------------------------------------
EQ/Oppenheimer Global
-----------------------------------------------------------------------------------------------------
 Unit value                                                                                      --
-----------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                             --
-----------------------------------------------------------------------------------------------------
EQ/Oppenheimer Main Street Opportunity
-----------------------------------------------------------------------------------------------------
 Unit value                                                                                      --
-----------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                             --
-----------------------------------------------------------------------------------------------------


A-2 Appendix I: Condensed financial information

              To receive this document electronically, sign up for
                e-delivery today at www.axa-equitable.com/green



        UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE INVESTMENT OPTION, EXCEPT FOR THOSE
       OPTIONS BEING OFFERED FOR THE FIRST TIME AT THE DAILY ASSET CHARGE OF 1.55% AFTER DECEMBER 31, 2008 (CONTINUED)


---------------------------------------------------------------------------------------------------------------------------
                                                                                                For the years ending
                                                                                                    December 31,
---------------------------------------------------------------------------------------------------------------------------
                                                                                             2008       2007        2006
---------------------------------------------------------------------------------------------------------------------------
EQ/Oppenheimer Main Street Small Cap
---------------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                $  6.52     $ 10.73     $ 11.09
---------------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                         1,367       1,020         186
---------------------------------------------------------------------------------------------------------------------------
EQ/Quality Bond PLUS
---------------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                $ 15.10     $ 16.41     $ 15.95
---------------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                         1,534       1,355         630
---------------------------------------------------------------------------------------------------------------------------
EQ/Small Company Index
---------------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                $ 10.55     $ 16.27     $ 16.83
---------------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                         2,777       2,196       1,231
---------------------------------------------------------------------------------------------------------------------------
EQ/T.Rowe Price Growth Stock
---------------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                $  9.55     $ 16.79     $ 15.90
---------------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                         2,310       2,146          71
---------------------------------------------------------------------------------------------------------------------------
EQ/Templeton Growth
---------------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                $  6.29     $ 10.80     $ 10.75
---------------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                         3,287       2,998         531
---------------------------------------------------------------------------------------------------------------------------
EQ/UBS Growth and Income
---------------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                $  3.62     $  6.12     $  6.15
---------------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                         2,130       1,796         424
---------------------------------------------------------------------------------------------------------------------------
EQ/Van Kampen Comstock
---------------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                $  7.08     $ 11.41     $ 11.88
---------------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                         2,035       1,990         900
---------------------------------------------------------------------------------------------------------------------------
EQ/Van Kampen Mid Cap Growth
---------------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                $  8.31     $ 16.02     $ 13.29
---------------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                         3,782       2,291         361
---------------------------------------------------------------------------------------------------------------------------
Multimanager Aggressive Equity
---------------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                $ 32.90     $ 62.68     $ 57.17
---------------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                           210         180         171
---------------------------------------------------------------------------------------------------------------------------
Multimanager Core Bond
---------------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                $ 12.02     $ 11.91     $ 11.39
---------------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                         3,422       2,253       1,474
---------------------------------------------------------------------------------------------------------------------------
Multimanager International Equity
---------------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                $  9.64     $ 18.56     $ 16.77
---------------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                         3,649       2,753       1,168
---------------------------------------------------------------------------------------------------------------------------
Multimanager Large Cap Core Equity
---------------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                $  7.51     $ 12.62     $ 12.21
---------------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                           981         750         346
---------------------------------------------------------------------------------------------------------------------------
Multimanager Large Cap Growth
---------------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                $  5.62     $ 10.45     $  9.54
---------------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                         1,942       1,621         999
---------------------------------------------------------------------------------------------------------------------------
Multimanager Large Cap Value
---------------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                $  8.93     $ 14.50     $ 14.21
---------------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                         3,416       2,431       1,285
---------------------------------------------------------------------------------------------------------------------------
Multimanager Mid Cap Growth
---------------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                $  6.62     $ 11.92     $ 10.82
---------------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                         1,770       1,398         884
---------------------------------------------------------------------------------------------------------------------------
Multimanager Mid Cap Value
---------------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                $  8.56     $ 13.58     $ 13.78
---------------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                         1,982       1,394         838
---------------------------------------------------------------------------------------------------------------------------
Multimanager Small Cap Growth
---------------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                $  5.03     $  8.83     $  8.65
---------------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                         3,484       2,924         627
---------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
                                                                                            For the years ending December 31,
                                                                                            ---------------------------------
                                                                                               2005        2004        2003
-----------------------------------------------------------------------------------------------------------------------------
EQ/Oppenheimer Main Street Small Cap
-----------------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                      --          --          --
-----------------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                             --          --          --
-----------------------------------------------------------------------------------------------------------------------------
EQ/Quality Bond PLUS
-----------------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                 $ 15.60     $ 15.54     $ 15.21
-----------------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                            455         480         519
-----------------------------------------------------------------------------------------------------------------------------
EQ/Small Company Index
-----------------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                 $ 14.52     $ 14.15     $ 12.21
-----------------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                            854       1,001       1,152
-----------------------------------------------------------------------------------------------------------------------------
EQ/T.Rowe Price Growth Stock
-----------------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                 $ 16.83     $ 16.44          --
-----------------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                             15          --          --
-----------------------------------------------------------------------------------------------------------------------------
EQ/Templeton Growth
-----------------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                      --          --          --
-----------------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                             --          --          --
-----------------------------------------------------------------------------------------------------------------------------
EQ/UBS Growth and Income
-----------------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                 $  5.47     $  5.10          --
-----------------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                            102           6          --
-----------------------------------------------------------------------------------------------------------------------------
EQ/Van Kampen Comstock
-----------------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                 $ 10.41          --          --
-----------------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                            131          --          --
-----------------------------------------------------------------------------------------------------------------------------
EQ/Van Kampen Mid Cap Growth
-----------------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                 $ 12.36          --          --
-----------------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                             40          --          --
-----------------------------------------------------------------------------------------------------------------------------
Multimanager Aggressive Equity
-----------------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                 $ 55.24     $ 51.85     $ 46.99
-----------------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                            172         181         211
-----------------------------------------------------------------------------------------------------------------------------
Multimanager Core Bond
-----------------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                 $ 11.14     $ 11.13     $ 10.88
-----------------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                          1,199       1,470       1,625
-----------------------------------------------------------------------------------------------------------------------------
Multimanager International Equity
-----------------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                 $ 13.59     $ 11.96     $ 10.30
-----------------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                            480         411         323
-----------------------------------------------------------------------------------------------------------------------------
Multimanager Large Cap Core Equity
-----------------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                 $ 10.92     $ 10.39     $  9.62
-----------------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                            269         397         296
-----------------------------------------------------------------------------------------------------------------------------
Multimanager Large Cap Growth
-----------------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                 $  9.68     $  9.15     $  8.71
-----------------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                            613         930         759
-----------------------------------------------------------------------------------------------------------------------------
Multimanager Large Cap Value
-----------------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                 $ 12.10     $ 11.47     $ 10.18
-----------------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                            919         809         635
-----------------------------------------------------------------------------------------------------------------------------
Multimanager Mid Cap Growth
-----------------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                 $ 10.03     $  9.40     $  8.54
-----------------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                            663         773         720
-----------------------------------------------------------------------------------------------------------------------------
Multimanager Mid Cap Value
-----------------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                 $ 12.20     $ 11.54     $ 10.18
-----------------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                            550         720         545
-----------------------------------------------------------------------------------------------------------------------------
Multimanager Small Cap Growth
-----------------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                 $  7.97     $  7.53          --
-----------------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                            195          11          --
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
                                                                                            For the years ending December 31,
                                                                                            ---------------------------------
                                                                                               2002        2001        2000
-----------------------------------------------------------------------------------------------------------------------------
EQ/Oppenheimer Main Street Small Cap
-----------------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                      --          --          --
-----------------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                             --          --          --
-----------------------------------------------------------------------------------------------------------------------------
EQ/Quality Bond PLUS
-----------------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                 $ 14.92          --          --
-----------------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                            474          --          --
-----------------------------------------------------------------------------------------------------------------------------
EQ/Small Company Index
-----------------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                 $  8.50     $ 10.92     $ 10.87
-----------------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                            974         825         270
-----------------------------------------------------------------------------------------------------------------------------
EQ/T.Rowe Price Growth Stock
-----------------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                      --          --          --
-----------------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                             --          --          --
-----------------------------------------------------------------------------------------------------------------------------
EQ/Templeton Growth
-----------------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                      --          --          --
-----------------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                             --          --          --
-----------------------------------------------------------------------------------------------------------------------------
EQ/UBS Growth and Income
-----------------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                      --          --          --
-----------------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                             --          --          --
-----------------------------------------------------------------------------------------------------------------------------
EQ/Van Kampen Comstock
-----------------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                      --          --          --
-----------------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                             --          --          --
-----------------------------------------------------------------------------------------------------------------------------
EQ/Van Kampen Mid Cap Growth
-----------------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                      --          --          --
-----------------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                             --          --          --
-----------------------------------------------------------------------------------------------------------------------------
Multimanager Aggressive Equity
-----------------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                 $ 34.70     $ 49.56     $ 67.28
-----------------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                            241         249         106
-----------------------------------------------------------------------------------------------------------------------------
Multimanager Core Bond
-----------------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                 $ 10.65          --          --
-----------------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                          1,594          --          --
-----------------------------------------------------------------------------------------------------------------------------
Multimanager International Equity
-----------------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                 $  7.79          --          --
-----------------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                            108          --          --
-----------------------------------------------------------------------------------------------------------------------------
Multimanager Large Cap Core Equity
-----------------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                 $  7.63          --          --
-----------------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                            201          --          --
-----------------------------------------------------------------------------------------------------------------------------
Multimanager Large Cap Growth
-----------------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                 $  6.77          --          --
-----------------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                            424          --          --
-----------------------------------------------------------------------------------------------------------------------------
Multimanager Large Cap Value
-----------------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                 $  7.89          --          --
-----------------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                            503          --          --
-----------------------------------------------------------------------------------------------------------------------------
Multimanager Mid Cap Growth
-----------------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                 $  6.19          --          --
-----------------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                            427          --          --
-----------------------------------------------------------------------------------------------------------------------------
Multimanager Mid Cap Value
-----------------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                 $  7.35          --          --
-----------------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                            364          --          --
-----------------------------------------------------------------------------------------------------------------------------
Multimanager Small Cap Growth
-----------------------------------------------------------------------------------------------------------------------------
 Unit value                                                                                      --          --          --
-----------------------------------------------------------------------------------------------------------------------------
 Number of units outstanding (000's)                                                             --          --          --
-----------------------------------------------------------------------------------------------------------------------------


                                 Appendix I: Condensed financial information A-3

              To receive this document electronically, sign up for
                e-delivery today at www.axa-equitable.com/green



  UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE INVESTMENT OPTION, EXCEPT FOR THOSE
 OPTIONS BEING OFFERED FOR THE FIRST TIME AT THE DAILY ASSET CHARGE OF 1.55% AFTER DECEMBER 31, 2008 (CONTINUED)


------------------------------------------------------------------------------------------------------------------------------------
                                                                    For the years ending December 31,
                                         -------------------------------------------------------------------------------------------
                                           2008      2007      2006      2005      2004      2003       2002        2001      2000
------------------------------------------------------------------------------------------------------------------------------------
Multimanager Small Cap Value
------------------------------------------------------------------------------------------------------------------------------------
  Unit value                             $ 10.48   $ 17.14   $ 19.31   $ 16.89   $ 16.39   $ 14.22    $ 10.51     $ 12.39   $ 10.69
------------------------------------------------------------------------------------------------------------------------------------
  Number of units outstanding (000's)      1,879     2,209     2,465     2,629     3,013     3,182      3,460       2,447       588
------------------------------------------------------------------------------------------------------------------------------------
Multimanager Technology
------------------------------------------------------------------------------------------------------------------------------------
  Unit value                             $  6.36   $ 12.21   $ 10.49   $  9.93   $  9.07   $  8.77    $  5.65          --        --
------------------------------------------------------------------------------------------------------------------------------------
  Number of units outstanding (000's)      4,243     3,629     2,459     2,792     3,478       278        386          --        --
------------------------------------------------------------------------------------------------------------------------------------


A-4 Appendix I: Condensed financial information

    To receive this document electronically, sign up for e-delivery today at
                           www.axa-equitable.com/green


Appendix II: Purchase considerations for QP contracts

--------------------------------------------------------------------------------

Trustees who are considering the purchase of an Accumulator(R) Plus(SM) QP contract should discuss with their tax advisers whether this is an appropriate investment vehicle for the employer's plan. Trustees should consider whether the plan provisions permit the investment of plan assets in the QP contract, the distribution of such an annuity, the purchase of the Guaranteed minimum income benefit and other guaranteed benefits, and the payment of death benefits in accordance with the requirements of the federal income tax rules. The QP contract and this Prospectus should be reviewed in full, and the following factors, among others, should be noted. Assuming continued plan qualification and operation, earnings on qualified plan assets will accumulate value on a tax-deferred basis even if the plan is not funded by the Accumulator(R) Plus(SM) QP contract or another annuity contract. Therefore, you should purchase an Accumulator(R) Plus(SM) QP contract to fund a plan for the contract's features and benefits other than tax deferral, after considering the relative costs and benefits of annuity contracts and other types of arrangements and funding vehicles.

This QP contract accepts only transfer contributions from other investments within an existing qualified plan trust. We will not accept ongoing payroll contributions or contributions directly from the employer. For 401(k) plans, no employee after-tax contributions are accepted. A "designated Roth contribution account" is not available in the QP contract. Checks written on accounts held in the name of the employer instead of the plan or the trustee will not be accepted. Only one additional transfer contribution may be made per contract year. The maximum aggregate contributions for any contract year is 100% of first-year contributions. If amounts attributable to an excess or mistaken contribution must be withdrawn, either or both of the following may apply; (1) withdrawal charges; or (2) benefit base adjustment for an optional benefit. If in a defined benefit plan, the plan's actuary determines that an overfunding in the QP contract has occurred, then any transfers of plan assets out of the QP contract may also result in withdrawal charges or benefit base adjustments on the amount being transferred.

In order to purchase the QP contract for a defined benefit plan, the plan's actuary will be required to determine a current dollar value of each plan participant's accrued benefit so that individual contracts may be established for each plan participant. We do not permit defined contribution or defined benefit plans to pool plan assets attributable to the accrued benefits of multiple plan participants.

For defined benefit plans, the maximum percentage of actuarial value of the plan participant's normal retirement benefit that can be funded by a QP contract is 80%. The account value under a QP contract may at any time be more or less than the lump sum actuarial equivalent of the accrued benefit for a defined benefit plan participant. AXA Equitable does not guarantee that the account value under a QP contract will at any time equal the actuarial value of 80% of a participant/employee's accrued benefit.

AXA Equitable will not perform or provide any plan recordkeeping services with respect to the QP contracts. The plan's administrator will be solely responsible for performing or providing for all such services. There is no loan feature offered under the QP contracts, so if the plan provides for loans and a participant takes a loan from the plan, other plan assets must be used as the source of the loan and any loan repayments must be credited to other investment vehicles and/or accounts available under the plan.

Given that required minimum distributions must generally commence from the plan for annuitants after age 70-1/2, trustees should consider:


o whether required minimum distributions under QP contracts would cause withdrawals in excess of 4% of the Guaranteed minimum income benefit Roll-Up benefit base;


o that provisions in the Treasury Regulations on required minimum distributions require that the actuarial present value of additional annuity contract benefits be added to the dollar amount credited for purposes of calculating required minimum distributions. This could increase the amounts required to be distributed; and

o that if the Guaranteed minimum income benefit is automatically exercised as a result of the no lapse guarantee, the payments will be made to the trustee.

Finally, because the method of purchasing the QP contract, including the large initial contribution and the features of the QP contract may appeal more to plan participants/employees who are older and tend to be highly paid, and because certain features of the QP contract are available only to plan participants/employees who meet certain minimum and/or maximum age requirements, plan trustees should discuss with their advisers whether the purchase of the QP contract would cause the plan to engage in prohibited discrimination in contributions, benefits or otherwise.


                       Appendix II: Purchase considerations for QP contracts B-1

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                           www.axa-equitable.com/green


Appendix III: Enhanced death benefit example

--------------------------------------------------------------------------------

The death benefit under the contracts is equal to the account value or, if greater, the enhanced death benefit if elected.

The following illustrates the enhanced death benefit calculation. Assuming $100,000 is allocated to the variable investment options (with no allocation to the EQ/Money Market or the guaranteed interest option), no additional contributions, no transfers, no withdrawals and no loans under a Rollover TSA contract, the enhanced death benefit for an owner age 45 would be calculated as follows:





----------------------------------------------------------------------------------------------
                                               4% Roll-Up to       Annual Ratchet to age 80
End of Contract Year     Account Value      age 80 benefit base         benefit base
----------------------------------------------------------------------------------------------
         1                 $109,200                                    $  109,200(1)
----------------------------------------------------------------------------------------------
         2                 $120,120                                    $  120,120(1)
----------------------------------------------------------------------------------------------
         3                 $134,534                                    $  134,534(1)
----------------------------------------------------------------------------------------------
         4                 $107,628                                    $  134,534(2)
----------------------------------------------------------------------------------------------
         5                 $118,390                                    $  134,534(2)
----------------------------------------------------------------------------------------------
         6                 $132,597                                    $  134,534(2)
----------------------------------------------------------------------------------------------
         7                 $132,597                                    $  134,534(2)
----------------------------------------------------------------------------------------------

The account values for contract years 1 through 7 are based on hypothetical rates of return of 5.00%, 10.00%, 12.00%, (20.00)%, 10.00%, 12.00% and 0.00%. We
are using these rates solely to illustrate how the benefit is determined. The return rates bear no relationship to past or future investment results.


ANNUAL RATCHET TO AGE 80

(1) At the end of contract years 1 through 3, the Annual Ratchet to age 80 enhanced death benefit is equal to the current account value.

(2) At the end of contract years 4 through 7, the death benefit is equal to the Annual Ratchet to age 80 enhanced death benefit at the end of the prior year since it is higher than the current account value.


GREATER OF 4% ROLL-UP TO AGE 80 OR ANNUAL RATCHET TO AGE 80 FOR "GREATER OF" GMDB I OR "GREATER OF" GMDB II ENHANCED DEATH BENEFIT

The enhanced death benefit under this option for each year shown would be the greater of the amounts shown under 4% Roll-Up to age 80 or the Annual Ratchet to age 80.

(3) At the end of contract years 1 through 5, the enhanced death benefit will be based on the Annual Ratchet to age 80.

(4) At the end of contract years 6 and 7, the enhanced death benefit will be based on 4% Roll-Up to age 80.


C-1 Appendix III: Enhanced death benefit example

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Appendix IV: Hypothetical Illustrations

--------------------------------------------------------------------------------

ILLUSTRATION OF ACCOUNT VALUES, CASH VALUES AND CERTAIN GUARANTEED MINIMUM
                                    BENEFITS


The following tables illustrate the changes in account value, cash value and the values of the "Greater of" GMDB II enhanced death benefit, the Earnings enhancement benefit and the Guaranteed minimum income benefit, including the conversion to the Guaranteed withdrawal benefit for life at age 80, under certain hypothetical circumstances for an Accumulator(R) Plus(SM) contract. The table illustrates the operation of a contract based on a male, issue age 60, who makes a single $100,000 contribution and takes no withdrawals. The amounts shown are for the beginning of each contract year and assume that all of the account value is invested in Portfolios that achieve investment returns at constant gross annual rates of 0% and 6% (i.e., before any investment management fees, 12b-1 fees or other expenses are deducted from the underlying portfolio assets). After the deduction of the arithmetic average of the investment management fees, 12b-1 fees and other expenses of all of the underlying portfolios (as described below), the corresponding net annual rates of return would be (2.66)% and 3.34% for the Accumulator(R) Plus(SM) contract, at the 0% and 6% gross annual rates, respectively. These net annual rates of return reflect the trust and separate account level charges, but they do not reflect the charges we deduct from your account value annually for the enhanced death benefit, the Earnings enhancement benefit, the Guaranteed minimum income benefit and Guaranteed withdrawal benefit for life features, as well as the annual administrative charge. If the net annual rates of return did reflect these charges, the net annual rates of return shown would be lower; however, the values shown in the following tables reflect the following contract charges: the "Greater of" GMDB II enhanced death benefit charge, the Earnings enhancement benefit charge, the Guaranteed minimum income benefit charge and any applicable administrative charge and withdrawal charge. The values shown under "Lifetime annual guaranteed minimum income benefit" for ages 80 and under reflect the lifetime income that would be guaranteed if the Guaranteed minimum income benefit is selected at that contract date anniversary. An "N/A" in these columns indicates that the benefit is not exercisable in that year. A "0" under any of the death benefit and/or "Lifetime annual guaranteed minimum income benefit" columns indicates that the contract has terminated due to insufficient account value. However, the Guaranteed minimum income benefit has been automatically exercised, and the owner is receiving lifetime payments.


The values shown under "GWBL Benefit Base" reflect the amount used in calculating the amount payable under the Guaranteed withdrawal benefit for life, and the values shown under "Guaranteed Annual Withdrawal Amount" reflect the amount that an owner would be able to withdraw each year for life based on that benefit base, if the owner began taking withdrawals in that contract year. An "N/A" in these columns indicates that the benefit is not exercisable in that year. A "0" under any of the death benefit, "GWBL benefit" and/or "Guaranteed Annual Withdrawal Amount" columns, for ages 80 and above, indicates that the contract has terminated due to insufficient account value. As the Guaranteed Annual Withdrawal Amount in those years is $0, the owner would receive no further payments.

With respect to fees and expenses deducted from assets of the underlying portfolios, the amounts shown in all tables reflect (1) investment management fees equivalent to an effective annual rate of 0.57%, and (2) an assumed average asset charge for all other expenses of the underlying portfolios equivalent to an effective annual rate of 0.30% and (3) 12b-1 fees equivalent to an effective annual rate of 0.25%. These rates are the arithmetic average for all Portfolios that are available as investment options. In other words, they are based on the hypothetical assumption that account values are allocated equally among the variable investment options. The actual rates associated with any contract will vary depending upon the actual allocation of account value among the investment options. These rates do not reflect expense limitation arrangements in effect with respect to certain of the underlying portfolios as described in the footnotes to the fee table for the underlying portfolios in "Fee table" earlier in this Prospectus. With these arrangements, the charges shown above would be lower. This would result in higher values than those shown in the following tables.

Because your circumstances will no doubt differ from those in the illustrations that follow, values under your contract will differ, in most cases substantially. Please note that in certain states, we apply annuity purchase factors that are not based on the sex of the annuitant. Upon request, we will furnish you with a personalized illustration.


                                     Appendix IV: Hypothetical Illustrations D-1

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Variable deferred annuity
Accumulator(R) Plus(SM)
$100,000 Single contribution and no withdrawals
Male, issue age 60
Benefits:
  Greater of 4% Roll-Up to age 80 or Annual Ratchet to age 80 Guaranteed minimum death benefit ("Greater of" GMDB II)
  Earnings enhancement benefit
  Guaranteed minimum income benefit II - Custom Selection, including the conversion to the Guaranteed withdrawal benefit for life at age 80,

                                                          Greater of 4%
                                                         Roll-Up to age
                                                        80 or the Annual                                 Lifetime Annual
                                                         Ratchet to age                         Guaranteed Minimum Income Benefit
                                                          80 Guaranteed                        -----------------------------------
                                                          Minimum Death
                                                             Benefit       Total Death Benefit
                                                        ("Greater of"       with the Earnings     Guaranteed       Hypothetical
                   Account Value        Cash Value          GMDB II)       enhancement benefit      Income            Income
       Contract ------------------- ------------------ ------------------- ------------------- ----------------- -----------------
 Age     Year       0%        6%       0%        6%        0%        6%        0%        6%       0%       6%       0%       6%
----- --------- --------- --------- -------- --------- --------- --------- --------- --------- -------- -------- -------- --------
 60        1     104,000  104,000    96,000    96,000  100,000   100,000   100,000   100,000      N/A      N/A      N/A      N/A
 61        2      98,794  104,993    90,794    96,993  104,000   104,993   105,600   106,990      N/A      N/A      N/A      N/A
 62        3      93,662  105,951    86,662    98,951  108,160   108,160   111,424   111,424      N/A      N/A      N/A      N/A
 63        4      88,597  106,852    81,597    99,852  112,486   112,486   117,481   117,481      N/A      N/A      N/A      N/A
 64        5      83,594  107,689    77,594   101,689  116,986   116,986   123,780   123,780      N/A      N/A      N/A      N/A
 65        6      78,648  108,458    73,648   103,458  121,665   121,665   130,331   130,331      N/A      N/A      N/A      N/A
 66        7      73,754  109,152    69,754   105,152  126,532   126,532   137,145   137,145      N/A      N/A      N/A      N/A
 67        8      68,905  109,766    65,905   106,766  131,593   131,593   144,230   144,230      N/A      N/A      N/A      N/A
 68        9      64,097  110,293    62,097   108,293  136,857   136,857   151,600   151,600      N/A      N/A      N/A      N/A
 69       10      59,324  110,725    59,324   110,725  142,331   142,331   159,264   159,264      N/A      N/A      N/A      N/A
 74       15      35,706  111,217    35,706   111,217  173,168   173,168   202,435   202,435     9,438    9,438    9,438    9,438
 79       20      12,097  108,109    12,097   108,109  210,685   210,685   254,959   254,959    13,062   13,062   13,062   13,062
 80       21       7,321  106,941     7,321   106,941  219,112   219,112   266,757   266,757    13,936   13,936   13,936   13,936

After conversion of the Guaranteed minimum income benefit to the Guaranteed withdrawal benefit for life at age 80



                                                       Greater of 4%
                                                      Roll-Up to age
                                                     80 or the Annual
                                                      Ratchet to age
                                                       80 Guaranteed
                                                       Minimum Death                                              Guaranteed
                                                         Benefit        Total Death Benefit                         Annual
                                                     ("Greater of"       with the Earnings    GWBL Benefit        Withdrawal
                  Account Value      Cash Value          GMDB II)       enhancement benefit        Base             Amount
       Contract ----------------- ----------------- ------------------- ------------------- ------------------- --------------
 Age     Year      0%       6%       0%       6%        0%        6%        0%        6%        0%        6%       0%     6%
----- --------- ------- --------- ------- --------- --------- --------- --------- --------- --------- --------- ------- ------
 80      21      7,321   106,941   7,321   106,941  219,112   219,112   266,757   266,757   219,112   219,112   8,764   8,764
 84      25          0   101,487       0   101,487  219,112   219,112   266,757   266,757   219,112   219,112   8,764   8,764
 89      30          0    93,740       0    93,740  219,112   219,112   266,757   266,757   219,112   219,112   8,764   8,764
 94      35          0    84,813       0    84,813  219,112   219,112   266,757   266,757   219,112   219,112   8,764   8,764
 95      36          0    82,871       0    82,871  219,112   219,112   266,757   266,757   219,112   219,112   8,764   8,764

The hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the owner. The account value, cash value and guaranteed benefits for a contract would be different from the ones shown if the actual gross rate of investment return averaged 0% or 6% over a period of years, but also fluctuated above or below the average for individual contract years. We can make no representation that these hypothetical investment results can be achieved for any one year or continued over any period of time. In fact, for any given period of time, the investment results could be negative.



D-2 Appendix IV: Hypothetical Illustrations

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Appendix V: Earnings enhancement benefit example

--------------------------------------------------------------------------------

The following illustrates the calculation of a death benefit that includes the Earnings enhancement benefit for an owner age 45. The example assumes a contribution of $100,000 and no additional contributions. Where noted, a single withdrawal in the amount shown is also assumed. The calculation is as follows:

                                                                No Withdrawal   $3,000 withdrawal   $6,000 withdrawal
    -----------------------------------------------------------------------------------------------------------------
A   Initial contribution                                           100,000           100,000             100,000
    -----------------------------------------------------------------------------------------------------------------
B   Death benefit: prior to withdrawal.*                           104,000           104,000             104,000
    -----------------------------------------------------------------------------------------------------------------
    Earnings enhancement benefit earnings: death
    benefit less net contributions (prior to the withdrawal in
C   D).                                                             4,000             4,000               4,000
    B minus A.
    -----------------------------------------------------------------------------------------------------------------
D   Withdrawal                                                        0               3,000               6,000
    -----------------------------------------------------------------------------------------------------------------
    Excess of the withdrawal over the Earnings
E   enhancement benefit earnings                                      0                 0                 2,000
    greater of D minus C or zero
    -----------------------------------------------------------------------------------------------------------------
    Net contributions (adjusted for the withdrawal in D)
F   A minus E                                                      100,000           100,000              98,000
    -----------------------------------------------------------------------------------------------------------------
    Death benefit (adjusted for the withdrawal in D)
G   B minus D                                                      104,000          101,000**            98,000**
    -----------------------------------------------------------------------------------------------------------------
    Death benefit less net contributions
H   G minus F                                                       4,000             1,000                 0
    -----------------------------------------------------------------------------------------------------------------
I   Earnings enhancement benefit factor                              40%               40%                 40%
    -----------------------------------------------------------------------------------------------------------------
    Earnings enhancement benefit
J   H times I                                                       1,600              400                  0
    -----------------------------------------------------------------------------------------------------------------
    Death benefit: including Earnings enhancement benefit
K   G plus J                                                       105,600           101,400              98,000
    -----------------------------------------------------------------------------------------------------------------

* The death benefit is the greater of the account value or any applicable death benefit.

** Assumes no earnings on the contract; otherwise the withdrawal would reduce the standard death benefit on a pro-rata basis, not dollar-for-dollar as shown.



                            Appendix V: Earnings enhancement benefit example E-1

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Appendix VI: State contract availability and/or variations of certain features and benefits

--------------------------------------------------------------------------------

The following information is a summary of the states where the Accumulator(R) Plus(SM) contract or certain features and/or benefits are either not available as of the date of this Prospectus or vary from the contract's features and benefits as previously described in this Prospectus. Regardless of the state, the rate initially set on an outstanding loan cannot be changed.



STATES WHERE CERTAIN ACCUMULATOR(R) PLUS(SM) FEATURES AND/OR BENEFITS ARE NOT AVAILABLE OR VARY:



------------------------------------------------------------------------------------------------------------------------------------
                                                                                                 Availability or
 State         Features and Benefits                                                                Variation
------------------------------------------------------------------------------------------------------------------------------------
CALIFORNIA    See "Contract features and benefits"--"Your right to can-   If you reside in the state of California and you are age
              cel within a certain number of days"                        60 and older at the time the contract is issued, you may
                                                                          return your variable annuity contract within 30 days from
                                                                          the date that you receive it and receive a refund as
                                                                          described below.

                                                                          If you allocate your entire initial contribution to the
                                                                          EQ/Money Market option (and/or guaranteed interest option, if available), the amount of your refund will be equal to
                                                                          your contribution less interest, unless you make a trans-
                                                                          fer, in which case the amount of your refund will be equal to your account value on the date we receive your request
                                                                          to cancel at our processing office. This amount could be
                                                                          less than your initial contribution. If you allocate any
                                                                          portion of your initial contribution to the variable
                                                                          investment options (other than the EQ/Money Market
                                                                          option), your refund will be equal to your account value
                                                                          on the date we receive your request to cancel at our
                                                                          processing office.
------------------------------------------------------------------------------------------------------------------------------------
CONNECTICUT   See "Loans under Rollover TSA contracts" in "Accessing      The method for determining the TSA loan rate is based on
              your money"                                                 Moody's Corporate Bond Yield Average. The rate change
                                                                          increment cannot be less than 1/2 of 1% per year.

              See "Credits" in "Contract features and benefits"           Credits applied to contributions made within one year of
                                                                          death of the owner (or older joint owner, if applicable)
                                                                          will not be recovered. However, any applicable contract
                                                                          withdrawal charges will continue to apply to those
                                                                          contributions.
------------------------------------------------------------------------------------------------------------------------------------
FLORIDA       See "Credits" in "Contract features and benefits"           The following information replaces the second bullet of
                                                                          the final set of bullets in this section:

                                                                          o You may annuitize your contract after thirteen months,
                                                                            however, if you elect to receive annuity payments within
                                                                            five years of the contract date, we will recover the
                                                                            credit that applies to any contribution made in that
                                                                            five years. If you start receiving annuity payments
                                                                            after five years from the contract date and within three
                                                                            years of making any contribution, we will recover the
                                                                            credit that applies to any contribution made within the
                                                                            prior three years.
------------------------------------------------------------------------------------------------------------------------------------
ILLINOIS      See "Loans under Rollover TSA contracts" in "Accessing      The TSA loan interest rate may not exceed 8% (or lower
              your money"                                                 maximum rate that may become required by Illinois or
                                                                          federal law).
------------------------------------------------------------------------------------------------------------------------------------

F-1 Appendix VI: State contract availability and/or variations of certain features and benefits

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------------------------------------------------------------------------------------------------------------------------------------
 State           Features and Benefits                                       Availability or Variation
------------------------------------------------------------------------------------------------------------------------------------
ILLINOIS        See "Contract features and benefits" in "Credits"            The following information replaces the second bullet of
(CONTINUED)                                                                  the final set of bullets in this section:

                                                                             o You may annuitize your contract after twelve months,
                                                                               however, if you elect to receive annuity payments
                                                                               within five years of the contract date, we will
                                                                               recover the credit that applies to any contribution
                                                                               made in the first five years. If you start receiving
                                                                               annuity payments after five years from the contract
                                                                               date and within three years of making any
                                                                               contribution, we will recover the credit that applies
                                                                               to any contribution made within the prior three
                                                                               years.

                See "Selecting an annuity payout option" under "Your         The following sentence replaces the first sentence of
                annuity payout options" in "Accessing your money"            the second paragraph in this section:

                                                                             You can choose the date annuity payments begin but it
                                                                             may not be earlier than twelve months from the
                                                                             Accumulator(R) Plus(SM) contract date.
------------------------------------------------------------------------------------------------------------------------------------
MASSACHUSETTS   Annual administrative charge                                 The annual administrative charge will not be deducted
                                                                             from amounts allocated to the Guaranteed interest
                                                                             option.

                See "Disability, terminal illness or confinement to nursing  This section is deleted in its entirety.
                home" under "Withdrawal charge" in "Charges and expenses"

                See "Appendix IV: Hypothetical Illustrations"                The annuity purchase factors are applied on a unisex
                                                                             basis in determining the amount payable upon the
                                                                             exercise of the Guaranteed minimum income benefit.
------------------------------------------------------------------------------------------------------------------------------------
MISSISSIPPI     QP (defined contribution and defined benefit) contracts      Not Available

                See "How you can purchase and contribute to your con-        Additional contributions are limited to the first year
                tract" in "Contract features and benefits"                   after the contract issue date only. The 150% limitation
                                                                             rule does not apply.
------------------------------------------------------------------------------------------------------------------------------------
NEW YORK        Earnings enhancement benefit                                 Not Available

                "Indication of Intent"                                       The "Indication of Intent" approach to first year
                                                                             contribu- tions in connection with the contribution
                                                                             crediting rate is not available.
------------------------------------------------------------------------------------------------------------------------------------

                                 Appendix VI: State contract availability and/or variations of certain features and benefits F-2

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------------------------------------------------------------------------------------------------------------------------------------
 State          Features and Benefits                                     Availability or Variation
------------------------------------------------------------------------------------------------------------------------------------
NEW YORK        See "Credits" in "Contract features and benefits"         If the owner (or older joint owner, if applicable) dies
(CONTINUED)                                                               during the one-year period following our receipt of a
                                                                          contribution to which a credit was applied, we will
                                                                          recover all or a portion of the amount of such Credit
                                                                          from the account value, based on the number of full months that elapse between the time we receive the contribution
                                                                          and the owner's (or older joint owner's, if applicable)
                                                                          death, as follows:

                                                                           Number of          Percentage of
                                                                            Months                Credit
                                                                            ------                ------
                                                                              0                    100%
                                                                              1                    100%
                                                                              2                     99%
                                                                              3                     98%
                                                                              4                     97%
                                                                              5                     96%
                                                                              6                     95%
                                                                              7                     94%
                                                                              8                     93%
                                                                              9                     92%
                                                                              10                    91%
                                                                              11                    90%
                                                                              12                    89%

                                                                          We will not recover the credit on subsequent contributions made within 3 years prior to annuitization.


                See "Guaranteed minimum death benefit and Guaranteed      GMIB I - Asset Allocation and GMIB II - Custom Selection
                minimum income benefit base" in "Contract features and    4% Roll-Up to age 80 Guaranteed minimum income benefit
                benefits"                                                 base is capped at 250% of total contributions under the
                                                                          contract. If there is a Roll-Up benefit base reset, the
                                                                          cap becomes 250% of the highest reset amount plus 250% of
                                                                          any subsequent contributions made after the reset. With-
                                                                          drawals do not lower the cap.

                See "Guaranteed minimum death benefit" in "Contract       "Greater of" GMDB I or "Greater of" GMDB II enhanced death
                features and benefits"                                    benefit is not available. All references to these ben-
                                                                          efits should be deleted in their entirety.

                See "The amount applied to purchase an annuity payout     The amount applied to the annuity benefit is the greater
                option" in "Accessing your money"                         of the cash value or 95% of what the account value would
                                                                          be if no withdrawal charge applied.

                See "How withdrawals affect your Guaranteed minimum       If you elect both (1) the Guaranteed minimum income ben-
                income benefit and Guaranteed minimum death benefit" in   efit and (2) the Annual Ratchet to age 80 enhanced death
                "Accessing your money"                                    benefit, withdrawals (including any applicable withdrawal
                                                                          charges) will reduce each of the benefits' benefit bases
                                                                          on a pro-rata basis for the first five contract years if
                                                                          the Guaran- teed minimum income benefit is elected at
                                                                          issue. If the Guaranteed minimum income benefit is added
                                                                          after issue, the applicable five year period begins as of
                                                                          the Guaranteed minimum income benefit effective date.

                                                                          Beginning on the first day of the 6th contract year (or
                                                                          6th contract year after the GMIB effective date, if
                                                                          applicable), withdrawals will reduce the Guaranteed
                                                                          minimum income benefit Roll-up and Annual Ratchet benefit
                                                                          bases and the Annual Ratchet to age 80 enhanced death
                                                                          benefit benefit base, on a dollar-for-dollar basis.

------------------------------------------------------------------------------------------------------------------------------------

F-3 Appendix VI: State contract availability and/or variations of certain features and benefits

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------------------------------------------------------------------------------------------------------------------------------------
 State          Features and Benefits    Availability or Variation
------------------------------------------------------------------------------------------------------------------------------------
NEW YORK                                 Once a withdrawal is taken that causes the sum of with- drawals in a contract year to
(CONTINUED)                              exceed 4% of the 4% Roll-Up to age 80 benefit base on the most recent contract date anniversary, that entire withdrawal and any subsequent withdrawals in that same contract year will reduce the benefit bases on a pro rata basis. In all contract years beginning after your 80th birthday, or earlier if you drop the Guaranteed minimum income benefit after issue, the Annual Ratchet to age 80 Guaranteed minimum death benefit base will be reduced on a pro rata basis by any withdrawals. When an RMD withdrawal using our RMD program occurs, the Guaranteed minimum income benefit Roll-up benefit base, the Guaranteed minimum income benefit Annual Ratchet to age 80 benefit base and the Guaranteed minimum death benefit Annual Ratchet to age 80 benefit base (if elected in combination with the
                                         Guaranteed minimum income benefit) will be reduced on a dollar-for-dollar basis beginning with the first RMD withdrawal.

                                         If you elect (1) the Guaranteed minimum income benefit and (2) the Standard death benefit, withdrawals (including any applicable withdrawal charges) will reduce the 4% Roll-Up to age
                                         80 benefit base and the Annual Ratchet to age 80 benefit base on a pro-rata basis for the first five contract years if the Guaranteed minimum income benefit is elected at issue. If the Guaranteed minimum income benefit is added after issue, the applicable five year period begins as of the Guaranteed minimum income benefit effective date.


                                         Beginning on the first day of the 6th contract year (or 6th contract year after the GMIB effective date, if applicable), withdrawals will reduce the Guaranteed minimum income benefit Roll-Up to Age 80 benefit base and the Annual Ratchet to age 80 benefit base, on a dollar-for-dollar basis., as long as the sum of withdrawals in a contract year is no more than 4% of the 4% Roll-Up to age 80 benefit base.


                                         Once a withdrawal is taken that causes the sum of withdrawals in a contract year to exceed 4% of the 4% Roll-Up to age 80 benefit base on the most recent contract date anniversary, that entire withdrawal and any subsequent withdrawals in that same contract year will reduce the 4% Roll-Up to age 80 benefit base and the Annual Ratchet to age 80 benefit base on a pro rata basis. The Standard death benefit base will be reduced on a pro rata basis by any withdrawals, regardless of amount.

                                         If you elect the Annual Ratchet to age 80 enhanced death benefit without the Guaranteed minimum income benefit, withdrawals (including any applicable withdrawal charges) will reduce the benefit base on a pro rata basis.

                                         If the Guaranteed minimum income benefit converts to the Guaranteed withdrawal benefit for life, the Standard death benefit base or Annual Ratchet to age 80 benefit base will be reduced on a pro rata basis by any subsequent withdrawals.
------------------------------------------------------------------------------------------------------------------------------------


  Appendix VI: State contract availability and/or variations of certain features and benefits F-4

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------------------------------------------------------------------------------------------------------------------------------------


 State           Features and Benefits                                        Availability or Variation
------------------------------------------------------------------------------------------------------------------------------------
NEW YORK         See "Selecting an annuity payout option" in "Accessing       The earliest date annuity payments may begin is 13
(CONTINUED)      your money"                                                  months from the issue date.

                 See "Annuity maturity date" in "Accessing your money"        Your contract has a maturity date by which you must
                                                                              either take a lump sum withdrawal or select an annuity
                                                                              payout option. The maturity date is the contract date
                                                                              anniversary that follows the annuitant's 90th
                                                                              birthday.

                 See "Charges and expenses"                                   Deductions of charges from the guaranteed interest
                                                                              option are not permitted.

                 See "Annual Ratchet to age 80" in "Charges and expenses"     The charge is equal to 0.30% of the Annual Ratchet to
                                                                              age 80 benefit base.

                 See "Spousal continuation" in "Payment of death benefit"     If the Guaranteed minimum income benefit had converted
                                                                              to the Guaranteed withdrawal benefit for life on a
                                                                              Joint life basis, the benefit and charge will remain
                                                                              in effect after the death of the first spouse to die,
                                                                              and no death benefit is payable until the death of the
                                                                              surviving spouse. If you have also elected the Annual
                                                                              Ratchet to age 80 enhanced death benefit, that
                                                                              benefit's benefit base will continue to ratchet until
                                                                              the contract date anniversary following the surviving
                                                                              spouse's age 80. Withdrawal charges will continue to
                                                                              apply to all contributions. No additional
                                                                              contributions will be permitted. If the Guaranteed
                                                                              minimum income benefit had converted to the Guaranteed
                                                                              withdrawal benefit for life on a Single life basis,
                                                                              the benefit and charge will terminate.

                                                                              If your spouse elects Spousal continuation after your
                                                                              death under a Single life contract in which the
                                                                              Guaranteed withdrawal benefit for life is in effect,
                                                                              the Annual Ratchet to age 80 enhanced death benefit
                                                                              will continue to ratchet, or terminate, based on
                                                                              your spouse's age, as described earlier in this
                                                                              Prospectus and Appendix.

                 See "Transfers of ownership, collateral assignments, loans   Collateral assignments are not limited to the period
                 and borrowing" in "More information"                         prior to the first contract date anniversary. You may
                                                                              assign all or a portion of the value of your NQ
                                                                              contract at any time, pursuant to the terms
                                                                              described in this Prospectus.

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NORTH CAROLINA   See "Loans under Rollover TSA contracts" in "Accessing       The frequency of TSA loan interest rate setting is
                 your money"                                                  once every 12 months but not more than once in any
                                                                              three-month period. The rate change increment cannot
                                                                              be less than 1/2 of 1% per year. Rates set by an
                                                                              employer can be used for ERISA plans.
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PENNSYLVANIA     Contributions                                                Your contract refers to contributions as premiums.

                 Cancelling the Guaranteed minimum income benefit             You may cancel the Guaranteed minimum income benefit
                                                                              within 10 days of it being added to your contract if
                                                                              you add the benefit to your contract after issue. This
                                                                              is distinct from your right to drop the Guaranteed
                                                                              minimum income benefit after issue, and is not subject
                                                                              to the restrictions that govern that right. We will
                                                                              not deduct any charge for the Guaranteed minimum
                                                                              income benefit, or alter other charges, such as
                                                                              reducing the Guaranteed minimum death benefit charge,
                                                                              that are tied to the Guaranteed minimum income benefit
                                                                              being part of your contract.
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F-5 Appendix VI: State contract availability and/or variations of certain features and benefits

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 State         Features and Benefits                                         Availability or Variation
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PENNSYLVANIA   See "Disability, terminal illness or confinement to nursing   The Withdrawal Charge Waiver does not apply during the
(CONTINUED)    home in "Charges and expenses"                                first 12 months of the contract with respect to the
                                                                             Social Security Disability Waiver, the Six Month Life
                                                                             Expectancy Waiver, or if the owner is confined to a
                                                                             nursing home during such period.

               Required disclosure for Pennsylvania customers                Any person who knowingly and with intent to defraud any
                                                                             insurance company or other person files an application
                                                                             for insurance or statement of claim containing any
                                                                             materially false information or conceals for the
                                                                             purpose of misleading, information concerning any fact
                                                                             material thereto commits a fraudulent insurance act,
                                                                             which is a crime and subjects such person to criminal
                                                                             and civil penalties.
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PUERTO RICO    Beneficiary continuation option (IRA)                         Not Available Available for direct rollovers from U.S.
               IRA and Roth IRA                                              source 401(a) plans and direct transfers from the same
                                                                             type of U.S. source IRAs


               Rollover TSA and QP (Defined Benefit) contracts               Not Available

               See "How you can purchase and contribute to your con-         Specific requirements for purchasing QP contracts in
               tract" in "Contract features and benefits"                    Puerto Rico are outlined below in "Purchase
                                                                             considerations for QP (Defined Contribution) contracts
                                                                             in Puerto Rico".

               See "Exercise rules" under "Guaranteed minimum income         Exercise restrictions for the GMIB on a Puerto Rico
               benefit" in "Contract features and benefits"                  QPDC contract are described below, under "Purchase
                                                                             considerations for QP (Defined Contribution)
                                                                             contracts in Puerto Rico", and in your contract.

               See "Income Manager(R) payout options" in "Accessing your     This payout option is not available with QPDC
               money"                                                        contracts.

               See "Transfers of ownership, collateral assignments, loans    Transfers of ownership of QP contracts are governed by
               and borrowing" in "More information"                          Puerto Rico law. Please consult your tax, legal or plan
                                                                             advisor if you intend to transfer ownership of your
                                                                             contract.

               "Purchase considerations for QP (Defined Contribution)        Purchase considerations for QP (Defined Contribu- tion)
               contracts in Puerto Rico" -- this section replaces "Appen-    contracts in Puerto Rico:
               dix II: Purchase considerations for QP contracts" in your
               Prospectus.                                                   Trustees who are considering the purchase of an
                                                                             Accumulator(R) Plus(SM) QP contract in Puerto Rico
                                                                             should discuss with their tax, legal and plan advisors
                                                                             whether this is an appro- priate investment vehicle for
                                                                             the employer's plan. Trustees should consider whether
                                                                             the plan provisions permit the investment of plan
                                                                             assets in the QP contract, the Guaranteed minimum
                                                                             income benefit and other guaranteed benefits, and the
                                                                             payment of death benefits in accordance with the
                                                                             requirements of Puerto Rico income tax rules. The QP
                                                                             contract and this Prospectus should be reviewed in
                                                                             full, and the following factors, among others, should
                                                                             be noted.
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  Appendix VI: State contract availability and/or variations of certain features and benefits F-6

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 State          Features and Benefits    Availability or Variation
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PUERTO RICO                              Limits on Contract Ownership:
(CONTINUED)                              o The QP contract is offered only as a funding vehicle to qualified plan trusts of single participant defined contribution plans that are tax-qualified under Puerto Rico law, not United States law. The contract is not available to US qualified plans or to defined benefit plans qualifying under Puerto Rico law.
                                         o The QP contract owner is the qualified plan trust. The annuitant under the contract is the self-employed Puerto Rico resident, who is the sole plan participant.
                                         o This product should not be purchased if the self- employed individual anticipates having additional employees become eligible for the plan. We will not allow additional contracts to be issued for participants other than the original business owner.

                                         o If the business that sponsors the plan adds another employee, no further contributions may be made to the contract. If the employer moves the funds to another funding vehicle that can accommodate more than one employee, this move could result in surrender charges, if applicable, and the loss of guaranteed benefits in the contract.

                                         Limits on Contributions:
                                         o All contributions must be direct transfers from other investments within an existing qualified plan trust.
                                         o Employer payroll contributions are not accepted.
                                         o Only one additional transfer contribution may be made per contract year.
                                         o Checks written on accounts held in the name of the employer instead of the plan or the trustee will not be accepted.
                                         o As mentioned above, if a new employee becomes eligible for the plan, the trustee will not be permitted to make any further contributions to the contract established for the original business owner.

                                         Limits on Payments:
                                         o Loans are not available under the contract.
                                         o All payments are made to the plan trust as owner, even though the plan participant/annuitant is the ultimate recipient of the benefit payment.
                                         o AXA Equitable does no tax reporting or withholding of any kind. The plan administrator or trustee will be solely responsible for performing or providing for all such services.
                                         o AXA Equitable does not offer contracts that qualify as IRAs under Puerto Rico law. The plan trust will exercise the GMIB and must continue to hold the supplementary contract for the duration of the GMIB payments.
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F-7 Appendix VI: State contract availability and/or variations of certain features and benefits

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 State          Features and Benefits                                   Availability or Variation
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PUERTO RICO                                                             Plan Termination:
(CONTINUED)                                                             o If the plan participant terminates the business, and as
                                                                          a result wishes to terminate the plan, the trust would
                                                                          have to be kept in existence to receive payments. This
                                                                          could create expenses for the plan.

                                                                        o If the plan participant terminates the plan and the
                                                                          trust is dissolved, or if the plan trustee (which may or
                                                                          may not be the same as the plan participant) is unwilling
                                                                          to accept payment to the plan trust for any reason, AXA
                                                                          Equitable would have to change the contract from a Puerto
                                                                          Rico QP to NQ in order to make payments to the individual
                                                                          as the new owner. Depending on when this occurs, it could
                                                                          be a taxable distribution from the plan, with a potential
                                                                          tax of the entire account value of the contract. Puerto
                                                                          Rico income tax withholding and reporting by the plan
                                                                          trustee could apply to the distribution transaction.

                                                                        o If the plan trust is receiving GMIB payments and the
                                                                          trust is subsequently terminated, transforming the
                                                                          contract into an individually owned NQ contract, the
                                                                          trustee would be responsible for the applicable Puerto
                                                                          Rico income tax withholding and reporting on the present
                                                                          value of the remaining annuity payment stream.

                                                                        o AXA Equitable is a U.S. insurance company, therefore
                                                                          distributions under the NQ contract could be subject to
                                                                          United States taxation and withholding on a "taxable
                                                                          amount not determined" basis.

                Tax Information-"Special rules for NQ contracts"        Income from NQ contracts we issue is U.S. source. A Puerto
                                                                        Rico resident is subject to U.S. taxation on such U.S.
                                                                        source income. Only Puerto Rico source income of Puerto Rico residents is excludable from U.S. taxation. Income from NQ contracts is also subject to Puerto Rico tax. The
                                                                        calculation of the taxable portion of amounts distributed
                                                                        from a contract may differ in the two jurisdictions.
                                                                        Therefore, you might have to file both U.S. and Puerto Rico tax returns, showing different amounts of income from the
                                                                        contract for each tax return. Puerto Rico generally provides a credit against Puerto Rico tax for U.S. tax paid.
                                                                        Depending on your per- sonal situation and the timing of the different tax liabilities, you may not be able to take full advantage of this credit.
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TEXAS           See "Annual administrative charge" in "Charges and      The annual administrative charge will not be deducted from
                expenses"                                               amounts allocated to the Guaranteed interest option.

                See "How you can purchase and contribute to your con-   The $2,500,000 limitation on the sum of all contributions
                tract" in "Contract features and benefits"              under all AXA Equitable annuity accumulation contracts with the same owner or annuitant does not apply.
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WASHINGTON      Guaranteed interest option                              Not Available

                Investment simplifier -- Fixed-dollar option            Not Available
                and Interest sweep option

                Income Manager(R) payout option                         Not Available

                Earnings enhancement benefit                            Not Available
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  Appendix VI: State contract availability and/or variations of certain features and benefits F-8

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 State          Features and Benefits                                   Availability or Variation
------------------------------------------------------------------------------------------------------------------------------------
WASHINGTON      "Greater of" GMDB I and "Greater of" GMDB II enhanced   All references to this feature are deleted in their
(CONTINUED)      death benefit"                                         entirety.

                                                                        You have the choice of the following guaranteed minimum
                                                                        death benefits: the Annual Ratchet to age 80; or the Stan-
                                                                        dard death benefit.

                See "Guaranteed minimum death benefit charge" in "Fee   The charge for the Annual Ratchet to age 80 enhanced death
                 table" and in "Charges and expenses"                   benefit is 0.30% and cannot be increased.

                See "How withdrawals affect your Guaranteed minimum     If you elect both (1) the Guaranteed minimum income benefit
                income benefit and Guaranteed minimum death benefit"    and (2) the Annual Ratchet to age 80 enhanced death benefit,
                in "Accessing your money"                               withdrawals (including any applicable withdrawal charges)
                                                                        will reduce each of the benefits' benefit bases on a
                                                                        pro-rata basis for the first five contract years if the
                                                                        Guaranteed minimum income benefit is elected at issue. If
                                                                        the Guaranteed minimum income benefit is added after issue, the applicable five year period begins as of the Guaranteed minimum income benefit effective date. Beginning on the
                                                                        first day of the 6th contract year (or 6th contract year
                                                                        after the GMIB effective date, if applicable), withdrawals will reduce the Guaranteed minimum income Roll-up and Annual
                                                                        Ratchet benefit bases and the Annual Ratchet to age 80
                                                                        enhanced death benefit base, on a dollar-for-dollar basis.

                                                                        Once a withdrawal is taken that causes the sum of with-
                                                                        drawals in a contract year to exceed 4% of the 4% Roll-Up to age 80 benefit base on the most recent contract date
                                                                        anniversary, that entire withdrawal and any subsequent
                                                                        withdrawals in that same contract year will reduce the
                                                                        benefit bases on a pro rata basis. In all contract years
                                                                        beginning after your 80th birthday, or earlier if you drop the Guaranteed minimum income benefit after issue, the
                                                                        Annual Ratchet to age 80 Guaranteed minimum death benefit
                                                                        base will be reduced on a pro rata basis by any withdrawals.
                                                                        When an RMD withdrawal using our RMD program occurs, the
                                                                        Guaranteed minimum income benefit Roll-up benefit base, the
                                                                        Guaranteed minimum income benefit Annual Ratchet to age 80 benefit base and the Guaranteed minimum death benefit Annual
                                                                        Ratchet to age 80 benefit base (if elected in combination
                                                                        with the Guaranteed minimum income benefit) will be reduced on a dollar-for-dollar basis beginning with the first RMD
                                                                        withdrawal.

                                                                        If you elect (1) the Guaranteed minimum income benefit and
                                                                        (2) the Standard death benefit, withdrawals (including any applicable withdrawal charges) will reduce the 4% Roll-Up to age 80 benefit base and the Annual Ratchet to age 80 benefit base on a pro-rata basis for the first five contract years if the Guaranteed minimum income benefit is elected at
                                                                        issue. If the Guaranteed minimum income benefit is added
                                                                        after issue, the applicable five year period begins as of
                                                                        the Guaranteed minimum income benefit effective date.
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F-9 Appendix VI: State contract availability and/or variations of certain features and benefits

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------------------------------------------------------------------------------------------------------------------------------------
 State           Features and Benefits                                 Availability or Variation
------------------------------------------------------------------------------------------------------------------------------------
WASHINGTON                                                             Beginning on the first day of the 6th contract year (or 6th
(CONTINUED)                                                            contract year after the GMIB effective date, if applicable), withdrawals will reduce the Guaranteed minimum income
                                                                       benefit Roll-up to Age 80 benefit base and the Annual
                                                                       Ratchet to age 80 benefit base, on a dollar-for-dollar
                                                                       basis, as long as the sum of withdrawals in a contract year is no more than 4% of the 4% Roll-Up to age 80 benefit base.
                                                                       Once a withdrawal is taken that causes the sum of
                                                                       withdrawals in a contract year to exceed 4% of the 4%
                                                                       Roll-Up to age 80 benefit base on the most recent contract date anniversary, that entire withdrawal and any subsequent withdrawals in that same contract year will reduce the 4%
                                                                       Roll-Up to age 80 benefit base and the Annual Ratchet to age
                                                                       80 benefit base on a pro rata basis. The Standard death
                                                                       benefit base will be reduced on a pro rata basis by any
                                                                       withdrawals, regardless of amount.

                                                                       If you elect the Annual Ratchet to age 80 enhanced death
                                                                       benefit without the Guaranteed minimum income benefit,
                                                                       withdrawals (including any applicable withdrawal charges)
                                                                       will reduce the benefit base on a pro rata basis.

                                                                       If the Guaranteed minimum income benefit converts to the
                                                                       Guaranteed withdrawal benefit for life, the Standard death benefit base or Annual Ratchet to age 80 benefit base will be reduced on a pro rata basis by any subsequent withdrawals.

                See "Guaranteed minimum death benefit" in              You have a choice of the standard death benefit or the Annual
                "Contract features and benefits"                       Ratchet to age 80 enhanced death benefit. The Standard death benefit and the Annual Ratchet to age 80 enhanced death
                                                                       benefit may be combined with the GMIB I - Asset Allocation or
                                                                       GMIB II - Custom Selection.

                See "Annual administrative charge" in "Charges and     The second paragraph of this section is replaced with the
                expenses"                                              following:

                                                                       The annual administrative charge will be deducted from the value in the variable investment options on a pro rata basis.
                                                                       If those amounts are insufficient, we will deduct all or a portion of the charge from the account for special money
                                                                       market dollar cost averaging. If the contract is surrendered or annuitized or a death benefit is paid on a date other
                                                                       than a contract date anniversary, we will deduct a pro rata portion of that charge for the year.

                See "10% free withdrawal amount" under "Withdrawal     The 10% free withdrawal amount applies to full surrenders.
                charge" in "Charges and expenses"

                See "Withdrawal charge" in "Charges and expenses"      The owner (or older joint owner, if applicable) has qualified
                under "Disability, terminal illness, or                to receive Social Security disability benefits as certified
                confinement to nursing home"                           by the Social Security Administration or a statement from an independent U.S. licensed physician stating that the owner
                                                                       (or older joint owner, if applicable) meets the definition of total disability for at least 6 continuous months prior to the notice of claim. Such disability must be re-certified
                                                                       every 12 months.
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  Appendix VI: State contract availability and/or variations of certain features and benefits F-10

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                           www.axa-equitable.com/green


Statement of additional information

--------------------------------------------------------------------------------

TABLE OF CONTENTS


                                                                            Page


Who is AXA Equitable?                                                          2
Unit Values                                                                    2
Calculation of Annuity Payments                                                2
Custodian and Independent Registered Public Accounting Firm                    3
Distribution of the Contracts                                                  3
Financial Statements                                                           3



How to obtain an Accumulator(R) Plus(SM) Statement of Additional Information for Separate Account No. 49

Send this request form to:
 Accumulator(R) Plus(SM)
 P.O. Box 1547
 Secaucus, NJ 07096-1547






- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -


Please send me an Accumulator(R) Plus(SM) SAI for Separate Account No. 49 dated ______________________.



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Name


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Address


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City                                    State                         Zip



                      X2408/Plus '02/'04, ML, '04(NY) '07/'07.5, 8.0/8.2 and 9.0